SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 31, 2022

GESHER I ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40897	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Hagag Towers, North Tower,

Floor 24 Haarba 28

Tel Aviv, Israel

(Address of principal executive offices) (Zip Code)

(212) 993-1562

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant	GIACU	The Nasdaq Stock Market LLC
Ordinary Share, $0.0001 par value	GIAC	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for ordinary shares at an exercise price of $11.50 per share	GIACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

On May 31, 2022, Gesher I Acquisition Corp., a Cayman Islands exempted company limited by shares, (“Gesher”) entered into a Business Combination Agreement (the “Business Combination Agreement”) with Freightos Limited, a Cayman Islands exempted company limited by shares (“Freightos”), Freightos Merger Sub I, a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of Freightos (“Merger Sub I”), and Freightos Merger Sub II, a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of Freightos (“Merger Sub II”), pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, (i) Merger Sub I will merge with and into Gesher (the “First Merger”), with Gesher surviving the First Merger as a wholly owned subsidiary of Freightos, and (ii) Gesher will merge with and into Merger Sub II (the “Second Merger” and together with the First Merger, collectively, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Freightos.

Freightos operates a leading, vendor-neutral booking and payment platform for international freight. Through its marketplace for air, ocean and land freight transportation, Freightos connects carriers, freight forwarders and importers/exporters to provide instant pricing, booking, payment and shipment management services.

The Business Combination

Pursuant to the Business Combination Agreement, at the closing (the “Closing”) of the transactions contemplated thereunder (collectively, the “Transaction”), among other things, (i) each ordinary share of Gesher, par value $0.0001 per share (“Gesher Ordinary Shares”), issued and outstanding immediately prior to the First Merger (and after giving effect to the Unit Separation (as defined below) and any redemptions), will no longer be outstanding and will automatically be converted into the right of the holder thereof to receive one ordinary share of Freightos, par value $0.00001 per share (“Freightos Ordinary Shares”), and (ii) each issued and outstanding warrant of Gesher (“Gesher Warrants”) will be assumed by Freightos and converted into a corresponding warrant exercisable for Freightos Ordinary Shares subject to substantially the same terms and conditions applicable to the Gesher Warrants (“Freightos Warrants”).

Immediately prior to the First Merger, the Gesher Ordinary Shares and the Gesher Warrants comprising each issued and outstanding unit of Gesher (“Gesher Unit”), consisting of one Gesher Ordinary Share and one-half of one Gesher Warrant, will be automatically detached (the “Unit Separation”) and the holder thereof will be deemed to hold one Gesher Ordinary Share and one-half of one Gesher Warrant. No fractional Gesher Warrants will be issued in connection with the Unit Separation such that if a holder of such Gesher Units would be entitled to receive a fractional Gesher Warrant upon such separation, the number of Gesher Warrants to be issued to such holder upon such separation will be rounded down to the nearest whole number of Gesher Warrants.

Immediately prior to the First Merger, Freightos and its shareholders will engage in a recapitalization of its outstanding equity securities (the “Recapitalization”) so that the only outstanding equity securities of Freightos will be Freightos Ordinary Shares and certain options to acquire Freightos Ordinary Shares that will remain outstanding following the Transaction. To effect the Recapitalization, (1) each preferred share of Freightos will automatically convert into Freightos Ordinary Shares in accordance with the Freightos organizational documents, and (2) immediately following such conversion, the Freightos Ordinary Shares will automatically convert into such number of Freightos Ordinary Shares equal to the quotient obtained by dividing 39,000,000 by the sum of (A) the number of Freightos Ordinary Shares then issued and outstanding (including as a result of the aforementioned conversion of each preferred share of Freightos) and (B) without duplication, the number of Freightos Ordinary Shares issuable upon the exercise of all options to acquire Freightos Ordinary Shares that either have vested prior to such time or are to vest pursuant to their terms on or prior to September 30, 2022. Following the Recapitalization, the Freightos Ordinary Shares shall be valued at $10.00 per share such that the total value of all Freightos Ordinary Shares equals $390,000,000, taking into account the options to acquire Freightos Ordinary Shares that either have vested prior to Closing or are to vest pursuant to their terms on or prior to September 30, 2022.

The Business Combination Agreement does not provide for any purchase price adjustments.

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The Transaction has been unanimously approved by the boards of directors of both Gesher and Freightos.

Representations and Warranties

The Business Combination Agreement contains representations and warranties of Freightos and its subsidiaries, including Merger Sub I and Merger Sub II, that are customary for transactions of this nature, including with respect to, among other things: (i) corporate organization; (ii) Freightos’ subsidiaries; (iii) capitalization of Freightos and its subsidiaries; (iv) the authorization, performance and enforceability against Freightos of the Business Combination Agreement and the requisite shareholder approval; (v) absence of conflicts, and governmental consents and filings; (vi) compliance with laws, and the existence, effectiveness, and status of necessary licenses and permits; (vii) certain tax matters; (viii) financial statements and absence of changes; (ix) litigation; (x) absence of undisclosed liabilities; (xi) material contracts; (xii) title to and sufficiency of assets; (xiii) real property; (xiv) Freightos’ intellectual property and data protection; (xv) labor relations and employee matters; (xvi) broker’s fees; (xvii) environmental matters; (xviii) insurance; (xix) related party transactions; (xx) supplied information for the Registration Statement on Form F-4 pertaining to the Transaction (the “Registration Statement”) and certain other filings; (xxi) foreign private issuer and emerging growth company status; and (xxii) certain matters related to the PIPE Financing (as defined below).

The Business Combination Agreement contains representations and warranties of Gesher that are customary for transactions of this nature, including with respect to, among other things: (i) corporate organization; (ii) capitalization and voting rights; (iii) Gesher’s subsidiaries; (iv) the authorization, performance, and enforceability against Gesher of the Business Combination Agreement; (v) governmental approvals; (vi) absence of conflicts; (vii) tax matters; (viii) financial statements; (ix) absence of changes; (x) litigation; (xi) broker’s fees; (xii) supplied information for the Registration Statement pertaining to the Transaction and certain other filings; (xiii) the trust account; (xiv) investment company and emerging growth company status; (xv) business activities; (xvi) Nasdaq quotation; (xvii) private placements; and (xviii) related party transactions.

The representations and warranties made in the Business Combination Agreement terminate as of, and will not survive, the Closing. There are no indemnification rights for another party’s breach of any representations and warranties.

Covenants

The Business Combination Agreement contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), including those relating to: (i) the provision of access to their officers, directors, properties, offices, books and records and similar information by the parties; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision of financial statements by Freightos to Gesher; (iv) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance; (v) notice of certain events; (vi) financial statements; (vii) no trading; (viii) Freightos’ efforts to call a meeting of its shareholders to approve the Transaction and related actions; (ix) approval and adoption of an equity plan of Freightos; (x) completion of a reorganization of Freightos’ subsidiaries; (xi) completion of the Recapitalization; (xii) Freightos efforts to obtain approval for listing of the Freightos Ordinary Shares and Freightos Warrants with the Nasdaq Stock Market LLC (“Nasdaq”) prior to the First Merger, (xiii) appointment of the post-Closing board of directors of Freightos; (xiv) amendment of the Freightos organizational documents; (xv) certain filings with the United States Securities and Exchange Commission (the “SEC”); (xvi) efforts to obtain all necessary antitrust approvals; (xvii) the preparation and filing of the Registration Statement by Freightos to register the Freightos Ordinary Shares, the Freightos Warrants and the Freightos Ordinary Shares underlying the Freightos Warrants; (xviii) support of transaction and lockup agreements; (xix) certain tax matters; (xx) shareholder litigation; (xxi) termination of an investor rights agreement; (xxii) efforts to consummate the private placement, forward purchase subscription and backstop arrangements with investors (as described further below, the “Subscriptions”); (xxiii) public announcements; and (xxiv) use of trust account proceeds.

Each party to the Business Combination Agreement also agreed during the Interim Period not to solicit, initiate or knowingly facilitate or assist the making, submission or announcement of or intentionally encourage alternative competing transactions with respect to itself, to notify the others as promptly as practicable (and in any

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event within two business days) in writing of the receipt of any bona fide inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information. The parties are also required to cease and terminate discussions regarding alternative transactions that may have been occurring prior to the Interim Period.

The parties to the Business Combination Agreement have agreed that after completion of the Transaction, the board of directors of Freightos shall be comprised of one designee of each of Gesher (Ezra Gardner, Chief Executive Officer of Gesher) and Freightos (Zvi Schreiber, Chief Executive Officer of Freightos), and up to seven directors to be mutually agreed by Gesher and Freightos, each of whom must qualify as independent under the rules of the Nasdaq, regardless of whether such rules are applicable to Freightos.

The covenants and agreements of the parties contained in the Business Combination Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreement will survive until fully performed. There are no indemnification rights for another party’s breach of any covenants.

Conditions to Closing

The Business Combination Agreement contains customary conditions to Closing, including, among other things: (i) receipt of the required approval by the Gesher shareholders; (ii) receipt of the required approval by the Freightos shareholders; (iii) receipt of required regulatory approvals, if any; (iv) the absence of any law or governmental order prohibiting or making illegal the consummation of the Transaction; (v) Gesher having at least $5,000,001 of net tangible assets immediately prior to Closing, or upon the consummation thereof; (vi) effectiveness of the Registration Statement; (vii) the approval for listing of Freightos Ordinary Shares, Freightos Warrants, and the Freightos Ordinary Shares underlying Freightos Warrants to be issued in connection with the Transaction on the Nasdaq, subject only to official notice of issuance thereof; and (viii) completion of the Recapitalization in accordance with the terms of the Business Combination Agreement and Freightos’ organizational documents.

The obligations of Freightos, Merger Sub I and Merger Sub II to consummate the Transaction are also conditioned upon, among other things: (i) the accuracy of the representations and warranties of Gesher (subject to certain materiality standards set forth in the Business Combination Agreement); (ii) material compliance by Gesher with its pre-Closing covenants; (iii) the absence of any continuing event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect (a “Gesher Material Adverse Effect”) on (x) the business, assets and liabilities, results of operations or financial condition of Gesher, or (y) Gesher’s ability to consummate the Transaction, subject to customary exceptions; (iv) the funds contained in Gesher’s trust account (after giving effect to the Gesher shareholder redemption), together with the aggregate amount of proceeds from any Subscriptions, equaling or exceeding $80,000,000; and (v) delivery of certain Closing deliverables.

The obligations of Gesher to consummate the Transaction is also conditioned upon, among other things: (i) the accuracy of the representations and warranties of Freightos, Merger Sub I and Merger Sub II (subject to certain materiality standards set forth in the Business Combination Agreement); (ii) material compliance by Freightos, Merger Sub I and Merger Sub II with their respective pre-Closing covenants; (iii) the absence of any continuing event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect (a “Freightos Material Adverse Effect”) on (x) the business, assets and liabilities of Freightos and its subsidiaries (taken as a whole) or the results of operations or financial condition of Freightos and its subsidiaries (taken as a whole), subject to customary exceptions; or (y) the ability of Freightos and its subsidiaries to consummate the Transaction; (iv) delivery of certain Closing deliverables; and (v) completion of a reorganization of Freightos’ subsidiaries.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of Gesher and Freightos; (ii) by either Gesher or Freightos if a governmental authority has issued an order or taken any other action that has the effect of making the Closing illegal or otherwise preventing or prohibiting the Transaction, and such order or other action has become final and non-appealable; (iii) by Freightos if Gesher holds a meeting of its shareholders to

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approve the Business Combination Agreement and the related transactions and such approval is not obtained; (iv) by Gesher if Freightos holds a meeting of its shareholders to approve the Business Combination Agreement and related transactions and such approval is not obtained; (v) in the event of the other party’s uncured breach, if such breach would result in the failure of the related Closing condition (and so long as the terminating party is not in material breach of any of its representations, warranties, covenants or agreements under the Business Combination Agreement); (vi) by either Gesher or Freightos if the Closing has not occurred by February 28, 2023, as long as the terminating party’s breach did not cause or result in the failure of the Transaction to close by such date; (vii) by Gesher if there has been a Freightos Material Adverse Effect following the date of the Business Combination Agreement that is continuing; and (viii) by Freightos if there has been a Gesher Material Adverse Effect following the date of the Business Combination Agreement that is continuing.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud prior to termination. The Business Combination Agreement does not provide for any termination fees.

Trust Account Waiver

Freightos, Merger Sub I and Merger Sub II each agreed that they and their affiliates waived any past, present or future claim of any kind arising out of the Business Combination Agreement against, and any right to access, the trust account for any monies that may be owed to them by Gesher or any of its affiliates for any reason whatsoever.

Governing Law

The Business Combination Agreement is governed by the laws of the State of Delaware; provided, that the statutory and fiduciary duties of the Freightos board of directors, the Gesher board of directors, and the sole director of each of Merger Sub I and Merger Sub II, and the Mergers shall in each case be governed by the laws of the Cayman Islands. The parties are subject to exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, unless the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, in which case, in any federal court within the State of Delaware.

A copy of the Business Combination Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Business Combination Agreement has been filed with this Current Report on Form 8-K in order to provide investors with information regarding its terms. It is not intended to provide any other factual information about Gesher, Freightos, Merger Sub I or Merger Sub II. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Gesher’s public disclosures.

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Transaction Financing

Gesher has obtained commitments (i) for up to $70,000,0000 of equity financing in connection with the Transaction as described below and (ii) from the Forward Purchaser (as defined below) that the Forward Purchaser will not exercise its redemption rights in connection with the Transaction with respect to its 990,000 outstanding Gesher Ordinary Shares that the Forward Purchaser acquired in Gesher’s initial public offering, with a redemption value of approximately $10,000,000.

Forward Purchase Agreement and Backstop Commitments

As previously announced, Gesher entered into a Forward Purchase Agreement dated March 23, 2022 (the “Forward Purchase Agreement”) with M&G (ACS) Japan Equity Fund, as managed by M&G Investment Management Limited (the “Forward Purchaser”), pursuant to which the Forward Purchaser agreed to purchase 4,000,000 Gesher Units for an aggregate purchase price of $40,000,000 in connection with the acquisition of Freightos. The Forward Purchase Agreement also provides for the Forward Purchaser to provide up to an additional $10,000,000 of committed capital (the “Backstop Commitment”) to Gesher in the event that, as of immediately prior to the Closing, certain minimum cash conditions are not met after taking into account redemptions by Gesher shareholders in connection with the Transaction and certain other investments. In exchange for providing the Backstop Commitment, the Forward Purchaser will receive (a) an additional amount of Gesher Ordinary Shares equal to the amount of the Backstop Commitment drawn, divided by $10.00, and (b) 500,000 Gesher Warrants. Other than the Forward Purchaser, the parties to the forward purchase agreements executed in connection with Gesher’s initial public offering have elected not to exercise their forward purchase rights in connection with the Transaction.

The Forward Purchaser has unconditionally agreed not to exercise its redemption rights in connection with the Transaction with respect to its 990,000 outstanding Gesher Ordinary Shares that the Forward Purchaser acquired in Gesher’s initial public offering. Pursuant to the Forward Purchase Agreement, the Forward Purchaser will be entitled to registration rights for the Freightos securities it receives at Closing. Consummation of the forward purchase and the backstop subscription will be on the same date and immediately prior to, or simultaneously with, the Closing.

The Forward Purchase Agreement is attached hereto as Exhibit 10.1, and is incorporated herein by reference, and the foregoing description of the Forward Purchase Agreement is qualified in its entirety by reference thereto.

As previously announced, Gesher entered into a Backstop Subscription Agreement (the “Backstop Subscription Agreement”) dated April 14, 2022 with Composite Analysis Group, Inc. (“Composite”), pursuant to which Composite agreed to provide $10,000,000 of committed capital (the “Additional Backstop Commitment”) to Gesher in the event that, as of immediately prior to the Closing, certain minimum cash conditions are not met after taking into account redemptions by Gesher’s shareholders in connection with the Transaction and certain other investments. In exchange for providing the Additional Backstop Commitment, Gesher will issue and sell to the additional backstop investor (a) 1,000,000 Gesher Ordinary Shares at a purchase price of $10.00 per share, and (b) 100,000 Gesher Warrants. Pursuant to the Agreement, Composite will be entitled to registration rights with respect to the Freightos Securities it receives at Closing. The closing of the Additional Backstop Commitment, to the extent that it is drawn upon, will be on the same date and immediately prior to, or simultaneously with, the Closing.

The Backstop Subscription Agreement is attached hereto as Exhibit 10.2, and is incorporated herein by reference, and the foregoing description of the Forward Purchase Agreement is qualified in its entirety by reference thereto.

Prior to the consummation of the Mergers, Freightos and Gesher will enter into an assignment and assumption agreement, which will provide for the assignment and assumption by Freightos of Gesher’s rights and obligations under the forward purchase and backstop agreements described above.

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PIPE Financing

Concurrently with the execution of the Business Combination Agreement, Gesher, Freightos and Alshaffafia Trading W.L.L (the “PIPE Investor”), an affiliate of Qatar Airways Group Q.C.S.C. (“Qatar Airways”), entered into a PIPE Subscription Agreement (the “PIPE Agreement”) pursuant to which the PIPE Investor committed to purchase 1,000,000 Freightos Ordinary Shares at $10.00 per share for an aggregate purchase price of $10,000,000 (the “PIPE Financing”) immediately prior to the Closing. Each of the PIPE Investor and Qatar Airways are shareholders of Freightos. Under the PIPE Agreement the obligations of the parties to consummate the PIPE Financing are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others, (i) all conditions precedent under the Business Combination Agreement having been satisfied or waived, (ii) the accuracy of representations and warranties of Freightos and Gesher in the Business Combination Agreement, (iii) Freightos material compliance with covenants and agreements in the PIPE Agreement, (iv) the absence of a legal prohibition on consummating the PIPE Financing, and (v) the approval for listing of Freightos Ordinary Shares on Nasdaq.

The PIPE Agreement is attached hereto as Exhibit 10.3, and is incorporated herein by reference, and the foregoing description of the PIPE Financing is qualified in its entirety by reference thereto.

Certain Related Agreements

Support Agreements

Simultaneously with the execution and delivery of the Business Combination Agreement, Gesher and Freightos entered into Support Agreements (collectively, the “Support Agreements”) with certain shareholders of Freightos (the “Freightos Supporting Shareholders”). Pursuant to the Support Agreements, each Freightos Supporting Shareholder agreed to vote all of such shareholder’s Freightos shares in favor of the Business Combination Agreement and any actions that Freightos proposes in connection with the Transaction and to vote its Freightos shares against any other business combination transaction, any material change in the capitalization or corporate structure of Freightos, or any other action or proposal that would reasonably be expected to prevent, delay or adversely affect the Transaction. The Support Agreements prevent transfers of the Freightos shares held by the Freightos Supporting Shareholders between the date of the Support Agreement and the Closing, except for certain permitted transfers where the recipients also agree to comply with the Support Agreement.

A copy of the form of Support Agreement is filed as Exhibit 10.4 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Support Agreement is qualified in its entirety by reference thereto.

Freightos Registration Rights Agreement

The Business Combination Agreement contemplates that on or prior to the Closing, Freightos will enter into a Registration Rights Agreement (the “Freightos Registration Rights Agreement”) substantially in the form of Exhibit 10.5 hereto pursuant to which Freightos will grant certain registration rights to certain Freightos shareholders with respect to the Freightos Ordinary Shares and Freightos Warrants. The Freightos Registration Rights Agreement provides, among other things, certain Freightos shareholders with certain demand rights in the event of an underwritten offering, as well as piggyback rights in the event Freightos or any other holder of Freightos equity securities conducts a registered offering.

A copy of the Freightos Registration Rights Agreement is filed as Exhibit 10.5 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Freightos Registration Rights Agreement is qualified in its entirety by reference thereto.

First Amendment to the SPAC Registration Rights Agreement

The Business Combination Agreement contemplates that on or prior to the Closing, Gesher’s Registration Rights Agreement dated as of October 12, 2021 (the “SPAC Registration Rights Agreement”) will be amended (the “Amendment to SPAC Registration Rights Agreement”) substantially in the form of Exhibit 10.6 hereto, to provide that Freightos will assume the obligations of Gesher under the SPAC Registration Rights Agreement, and, among other things, to reflect the issuance of Freightos Ordinary Shares and Freightos Warrants.

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A copy of the form of the Amendment to SPAC Registration Rights Agreement is filed as Exhibit 10.6 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the Amendment to SPAC Registration Rights Agreement is qualified in its entirety by reference thereto.

Lock-Up Agreements

Simultaneously with the execution and delivery of the Business Combination Agreement, certain members of the Sponsor (the “Sponsor Holders”) entered into a Lock-Up Agreement with Freightos, Gesher and Sponsor (collectively, the “Sponsor Lock-Up Agreements”). Pursuant to the Sponsor Lock-Up Agreements, each Sponsor Holder agreed not to sell, hypothecate, pledge, hedge, grant any option to purchase or otherwise dispose of, directly or indirectly, establish or increase certain derivative provisions with respect to the Restricted Securities (as defined below), or transfer economic ownership of the Restricted Securities, or make a public announcement of the intention to effect any such transaction (collectively, “Transfer”) any Freightos Ordinary Shares, Freightos Warrants, or any Freightos Ordinary Shares issuable in respect of Freightos Warrants (collectively, the “Restricted Securities”) received by Sponsor and attributable to such Sponsor Holder, from and after the Closing until the 36 month anniversary (such period, the “Sponsor Lock-Up Period”) of the date on which Closing occurs (the “Sponsor Lock-Up Restrictions”). However, (i) at each nine month anniversary of the Closing date, 25% of the Restricted Securities attributable to each Sponsor Holder will cease to be deemed Restricted Securities and (ii) if prior to the end of the Sponsor Lock-Up Period, a Change of Control (as defined in the Sponsor Lock-Up Agreements) of Freightos occurs, then all of the then-Restricted Securities will cease to be deemed Restricted Securities. When Restricted Securities cease to be Restricted Securities, such released securities may be Transferred without regard to the Sponsor Lock-Up Restrictions.

A copy of the form of the Sponsor Lock-Up Agreement is filed as Exhibit 10.7 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Sponsor Lock-Up Agreement is qualified in its entirety by reference thereto.

Simultaneously with the execution and delivery of the Business Combination Agreement, certain shareholders of Freightos (the “Freightos Holders”) entered into a Lock-Up Agreement with Freightos and Gesher (collectively, the “Freightos Lock-Up Agreements”). The Freightos Lock-Up Agreements are substantially similar to the Sponsor Lock-Up Agreements, except that (i) Restricted Securities includes only Freightos Ordinary Shares and Freightos Ordinary Shares underlying options to acquire Freightos Ordinary Shares, and (ii) the Freightos Holders are prohibited from Transferring the Restricted Securities from and after the Closing until the 24 month anniversary (the “Freightos Lock-Up Period”) of the date on which Closing occurs; provided, however, that (a) at each six month anniversary of the date on which Closing occurs, 25% of the Restricted Securities attributable to each Freightos Holder will cease to be deemed Restricted Securities and (b) if at any time after the Closing but prior to the end of the Freightos Lock-Up Period, a Change of Control occurs, then all of the then-Restricted Securities will cease to be deemed Restricted Securities. The Freightos Lock-Up Agreement with Asian Gateway Investments Pte. Ltd. permits Asian Gateway Investments Pte. Ltd. to make certain transfers that are not conducted on the Nasdaq, subject to certain conditions.

A copy of the form of the Freightos Lock-Up Agreement is filed as Exhibit 10.8 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the form of Freightos Lock-Up Agreement is qualified in its entirety by reference thereto.

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Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The Freightos Ordinary Shares and Freightos Warrants to be offered and sold in connection with the Subscriptions between the date hereof and the Closing have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) thereof.

Additional Information

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of Freightos’ and Gesher’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos and Gesher. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against Freightos or Gesher, the combined company or others following the announcement of the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Freightos or Gesher or to satisfy other conditions to Closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of Freightos as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to build and maintain relationships with carriers, freight forwarders and importers/exporters and retain its management and key employees; costs related to the proposed business combination; changes in applicable laws or regulations; Freightos’ estimates of expenses and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other pandemics or epidemics; changes in the competitive environment affecting Freightos or its users, including Freightos’ inability to introduce new products or technologies; risks to Freightos’ ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; the possibility that Freightos or Gesher may be adversely affected by other economic, business and/or competitive factors; Freightos’ estimates of its financial performance; risks related to the fact that Freightos is incorporated in the Cayman Islands and governed by the laws of the Cayman Islands; and those factors discussed in Gesher’s final prospectus dated October 12, 2021 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, in each case, under the heading “Risk Factors,” and other documents of Gesher filed, or to be filed, with the SEC. If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Freightos nor Gesher presently know or that Freightos and Gesher currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ and Gesher’s expectations, plans or forecasts of future events and views as of the date of this Current Report. Freightos and Gesher anticipate that subsequent events and developments will cause Freightos’ and Gesher’s assessments to change. However, while Freightos and Gesher may elect to update these forward-looking statements at some point in the future, Freightos and Gesher specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ and Gesher’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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Important Information About the Proposed Transaction and Where to Find It

The proposed business combination will be submitted to shareholders of Gesher for their consideration. Freightos intends to file a Registration Statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Gesher’s shareholders in connection with Gesher’s solicitation for proxies for the vote by Gesher’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Gesher’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Gesher will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. GESHER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ, ONCE AVAILABLE, THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT / PROSPECTUS AND ANY AMENDMENTS THERETO AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT / PROSPECTUS, IN CONNECTION WITH GESHER’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GESHER, FREIGHTOS AND THE PROPOSED BUSINESS COMBINATION. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Gesher, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Gesher I Acquisition Corp., Hagag Towers, North Tower, Floor 24, Haarba 28, Tel Aviv, Israel.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Gesher, Freightos and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Gesher’s shareholders in connection with the proposed business combination described in this Current Report. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Gesher’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement when it is filed with the SEC and Gesher’s other filings with the SEC. You can find more information about Gesher’s directors and executive officers in Gesher’s final prospectus dated October 12, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement when it becomes available. Shareholders, potential investors and other interested persons should read the Registration Statement and other relevant materials to be filed with the SEC regarding the proposed business combination carefully when they become available before making any voting or investment decisions. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Hagag Towers, North Tower, Floor 24 Haarba 28, Tel Aviv, Israel.

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Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

2.1*	Business Combination Agreement, dated as of May 31, 2022, by and among Gesher I Acquisition Corp., Freightos Limited, Freightos Merger Sub I and Freightos Merger Sub II

10.1	Forward Purchase Agreement, dated as of March 23, 2022, by and among Gesher I Acquisition Corp. and M&G (ACS) Japan Equity Fund

10.2	Backstop Subscription Agreement, dated as of April 14, 2022, by and between Gesher I Acquisition Corp. and Composite Analysis Group, Inc.

10.3	PIPE Subscription Agreement, dated as of May 31, 2022, by and among Gesher I Acquisition Corp., Freightos Limited and Alshaffafia Trading W.L.L

10.4	Form of Support Agreement

10.5	Form of Freightos Registration Rights Agreement

10.6	Form of First Amendment to the SPAC Registration Rights Agreement

10.7	Form of Sponsor Holder Lock-Up Agreement

10.8	Form of Freightos Shareholder Lock-Up Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

The schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Gesher hereby undertakes to furnish supplementally a copy of any omitted schedule to the SEC upon its request; provided, however, that Gesher may request confidential treatment for any such schedules so furnished.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 6, 2022	GESHER I ACQUISITION CORP.

	By:	/s/ Ezra Gardner
Name: Ezra Gardner
Title: Chief Executive Officer

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Exhibit 2.1

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

by and among

Gesher I Acquisition Corp.,

Freightos Limited,

Freightos Merger Sub I

and

Freightos Merger Sub II

dated as of May 31, 2022

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Table of Contents (continued)

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Exhibits

Exhibit A – Form of Warrant Amendment
Exhibit B – Form of PIPE Subscription Agreement
Exhibit C – Form of Amended SPAC Registration Rights Agreement
Exhibit D – Form of Company Registration Rights Agreement
Exhibit E – Form of Shareholder Support Agreement
Exhibit F – Form of Company Lockup Agreement
Exhibit G – Form of Sponsor Lockup Agreement
Exhibit H-1 – Form of First Plan of Merger
Exhibit H-2 – Form of Second Plan of Merger
Exhibit I – Form of 2022 Equity Plan

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement, dated as of May 31, 2022 (this “Agreement”), is made and entered into by and among (i) Gesher I Acquisition Corp., a Cayman Islands exempted company limited by shares (“SPAC”), (ii) Freightos Limited, a Cayman Islands exempted company limited by shares (the “Company”), (iii) Freightos Merger Sub I, a Cayman Islands exempted company limited by shares and a direct wholly owned Subsidiary of the Company (“Merger Sub I”) and (iv) Freightos Merger Sub II, a Cayman Islands exempted company limited by shares and a direct wholly owned Subsidiary of the Company (“Merger Sub II”). Each of SPAC, the Company, Merger Sub I and Merger Sub II are individually referred to herein as a “Party” and collectively as the “Parties.” Certain capitalized terms used in this Agreement have the meanings set forth in Annex I.

RECITALS

WHEREAS, SPAC is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, the Company is a Cayman Islands exempted company limited by shares that, together with its Subsidiaries, is in the business of providing a digital booking platform and support services for international shipping;

WHEREAS, each of Merger Sub I and Merger Sub II is a newly incorporated Cayman Islands exempted company limited by shares that was formed by the Company for the purpose of effectuating the Mergers;

WHEREAS, prior to the date of this Agreement, and as part of one integrated plan which includes the Transaction, the Company underwent an internal reorganization pursuant to which (a) the Company was incorporated as a Cayman Islands exempted company limited by shares, (b) the shareholders of Freightos Limited, a Hong Kong private company limited by shares (“Freightos HK”), contributed 100% of their equity interests in Freightos HK to the Company in exchange for the Company issuing an identical number of shares in the same class(es) with substantially the same rights and obligations as those they originally held in Freightos HK (but adjusted to reflect the difference between corporate laws of the Cayman Islands and the Laws of Hong Kong), and (c) all options to purchase ordinary shares of Freightos HK were exchanged for options to purchase an identical number of shares of the Company that have the same terms and conditions as the options of Freightos HK (collectively, the “Pre-Signing Reorganization”);

WHEREAS, prior to the First Effective Time, and as part of one integrated plan that includes the Transactions, Freightos HK will transfer all of its ownership interests in Freightos Inc., Freightos Ltd., Freightos Software Development and Data Services Ltd., Web Cargo, S.L.U. and Clearit Customs Brokers Inc. (the “Flipped Up Subsidiaries”) to the Company, following which the Flipped Up Subsidiaries will be directly owned by the Company (the “Pre-Closing Restructuring”);

WHEREAS, immediately prior to the First Effective Time, and as part of one integrated plan that includes the Transaction, the Company and its shareholders will engage in a pre-Closing recapitalization, pursuant to which: (a) the Company’s Organizational Documents shall be amended and restated in form and substance to be agreed to by the Company and SPAC and (b) following such amendment and restatement, (1) each Company Preferred Share will automatically convert into Company Ordinary Shares in accordance with the Company Organizational Documents; and (2) immediately following such conversion, but prior to the First Effective Time, each then outstanding Company Ordinary Share will automatically convert into such number of Company Ordinary Shares as is determined by multiplying such Company Ordinary Shares by the quotient obtained by dividing 39,000,000 by the sum of (i) the number of Company Ordinary Shares then issued and outstanding (including as a result of the aforementioned conversions of Company Preferred Shares) and (ii) without duplication, the number of Company Ordinary Shares issuable upon the exercise of all Company Options which either have vested prior to such time or are to vest pursuant to their terms on or prior to September 30, 2022, all as more fully described in Section 2.2 (collectively, the “Recapitalization”), such that following the Recapitalization, for the avoidance of doubt, each Company Ordinary Share will be valued at $10.00;

WHEREAS, effective at the First Effective Time and as part of one integrated plan that includes the Transaction, (a) Merger Sub I will merge with and into SPAC, with SPAC being the surviving entity as a wholly owned subsidiary of the Company (the “First Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Companies Act (as revised) of the Cayman Islands (the “Cayman Act”), and (b) each ordinary share of SPAC, par value $0.0001 (“SPAC Ordinary Shares”), and each preference share of SPAC, par value $0.0001 (“SPAC Preference Shares”), issued and outstanding immediately prior to the First Effective Time (after giving effect to any Redemptions) by virtue of the First Merger and upon the terms and subject to the conditions set forth in this Agreement, shall be converted into and shall for all purposes represent only the right to receive an equal number of Company Ordinary Shares (the “SPAC Shares Consideration”);

WHEREAS, effective at the Second Effective Time and as part of one integrated plan that includes the Transaction, SPAC will merge with and into Merger Sub II, with Merger Sub II being the surviving entity as a wholly owned subsidiary of the Company (the “Second Merger” and, together with the First Merger, the “Mergers”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Cayman Act;

WHEREAS, at the Closing and in connection with the First Merger, the Company, SPAC and Continental Stock Transfer & Trust Company, the warrant agent under the Warrant Agreement, will enter into an assignment, assumption and amendment agreement substantially in the form attached hereto as Exhibit A (the “Warrant Amendment”), pursuant to which SPAC will assign to the Company all of its rights, interests and obligations in and under the Warrant Agreement, and which causes each outstanding SPAC Warrant to be converted into a Company Warrant that represents the right to receive, from and after the Closing, the same number of Company Ordinary Shares on the same terms as the SPAC Warrant being assumed pursuant to the terms of the Warrant Amendment (the “SPAC Warrant Consideration”);

WHEREAS, prior to the date of this Agreement, SPAC has entered into a forward purchase agreement (as may be amended from time to time with the consent of the Company, the “Forward Purchase Agreement”) with a forward purchase investor (the “Forward Purchase Investor”) pursuant to which, among other things: (a) the Forward Purchase Investor has agreed to purchase an aggregate of 4,000,000 SPAC Units, consisting of 4,000,000 SPAC Ordinary Shares at a price per share equal to $10.00 and 2,000,000 SPAC Warrants, for an aggregate purchase price of $40,000,000, (the “Forward Purchase Subscription”); (b) the Forward Purchase Investor has agreed to provide up to $10,000,000 of committed capital to SPAC in the event that, as of immediately prior to the First Effective Time, certain minimum cash conditions are not met (after giving effect to any Redemptions) in exchange for (i) an additional number of SPAC Ordinary Shares equal to the amount of the committed capital drawn, divided by $10.00 (rounded up to the nearest whole share), and (ii) 500,000 SPAC Warrants, in each case with such Forward Purchase Subscription and backstop subscription effective as of immediately prior to the First Effective Time but following the Recapitalization; and (c) the Forward Purchase Investor has agreed to irrevocably waive its redemption rights with respect to 990,000 SPAC Ordinary Shares;

WHEREAS, on or prior to the date of this Agreement, SPAC has entered into an additional backstop subscription agreement (as such agreement may be amended from time to time with the consent of the Company, the “Backstop Subscription Agreement”) pursuant to which an investor (the “Backstop Investor”) has agreed to provide $10,000,000 of committed capital to SPAC in the event that, as of immediately prior to the First Effective Time, certain minimum cash conditions are not met (after giving effect to any Redemptions) in exchange for (a) 1,000,000 SPAC Ordinary Shares at a price per share equal to $10.00, and (b) 100,000 SPAC Warrants (collectively with the backstop subscription described in the foregoing recital, the “Backstop Subscription”), with such Backstop Subscription effective as of immediately prior to the First Effective Time but following the Recapitalization;

WHEREAS, on the date of this Agreement, an investor (the “PIPE Investor,” and together with the Forward Purchase Investor and the Backstop Investor, the “Investors”) has agreed to make a private investment in the Company to purchase an aggregate of 1,000,000 Company Ordinary Shares for an the aggregate purchase price of $10,000,000 at a price per share equal to $10.00 (the “PIPE Investment” and together with the Forward Purchase Subscription and the Backstop Subscription, the “Private Placement”), in each case, with such PIPE Investment effective as of immediately prior to the First Effective Time but following the Recapitalization and pursuant to a subscription agreement substantially in the form attached hereto as Exhibit B (the “PIPE Subscription Agreement” and, collectively with the Forward Purchase Agreement and the Backstop Subscription Agreement, the “Subscription Agreements”);

WHEREAS, for U.S. federal income Tax purposes, it is intended that (a) the Mergers, taken together, will qualify as a “reorganization” under Section 368(a)(1) of the Code and the applicable Treasury Regulations pursuant to Revenue Ruling 2001-46, 2001-2 C.B. 321, (b) this Agreement constitutes a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code and the applicable Treasury Regulations, and (c) the Company and SPAC will be parties to the applicable “reorganization” with the meaning of Section 368(b) of the Code (collectively, the “Intended Tax Treatment”);

WHEREAS, in connection with the consummation of the Second Merger, the Company, Gesher I Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and SPAC will, on or prior to the Closing, enter into an amendment to the SPAC Registration Rights Agreement substantially in the form attached hereto as Exhibit C (the “Amended SPAC Registration Rights Agreement”), which will be effective as of the First Effective Time;

WHEREAS, in connection with the consummation of the Second Merger, the Company Shareholders set forth on Section 1.3 of the Company Disclosure Schedules will, on or prior to the Closing, enter into a registration rights agreement substantially in the form attached hereto as Exhibit D (the “Registration Rights Agreement”), which will be effective as of the First Effective Time;

WHEREAS, SPAC has received concurrently with the execution and delivery of this Agreement, as a material inducement to SPAC to enter into this Agreement, the Shareholder Support Agreements substantially in the form attached hereto as Exhibit E (each a “Shareholder Support Agreement”), signed by the Company, SPAC and the Company Shareholders set forth on Section 1.4 of the Company Disclosure Schedules, pursuant to which, among other things, and subject to the terms and conditions set forth therein, such Company Shareholders agree (a) to vote all Company Ordinary Shares held by them in favor of the Transaction, (b) to appear at the Company Shareholders’ Meeting in person or by proxy for purposes of counting their Company Ordinary Shares towards a quorum, (c) to vote all Company Ordinary Shares held by such Company Shareholders against any proposals that could or could be reasonably likely to in any material respect impede the Transaction, and (d) other than in connection with any pre-Closing reorganization contemplated hereby, not to transfer any Company Ordinary Shares held by such Company Shareholders prior to the First Effective Time;

WHEREAS, SPAC has received concurrently with the execution and delivery of this Agreement, as a material inducement to SPAC to enter into this Agreement, the Lockup Agreements substantially in the form attached hereto as Exhibit F (each a “Lockup Agreement”) signed by the Company, SPAC and the Company Shareholders set forth on Section 1.5 of the Company Disclosure Schedules, each to be effective as of the First Effective Time;

WHEREAS, the Company has received concurrently with the execution and delivery of this Agreement, as a material inducement to the Company to enter into this Agreement, a lockup agreement substantially in the form attached hereto as Exhibit G (each a “Sponsor Lockup Agreement”) signed by the Company and certain members of the Sponsor set forth on Section 1.1 of the SPAC Disclosure Schedules, each to be effective as of the First Effective Time;

WHEREAS, prior to the consummation of the Mergers, the Company and SPAC will enter into an assignment and assumption agreement in a form mutually acceptable to the Company and SPAC (the “Assignment and Assumption Agreement”), which will provide for the assignment and assumption by the Company of SPAC’s rights and obligations under the Forward Purchase Agreement, Backstop Subscription Agreement and certain other rights and obligations pursuant to this Agreement, which will be effective as of immediately prior to the First Effective Time;

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously (a) determined that (i) it is fair to, advisable and in the best interests of SPAC to enter into this Agreement, and to consummate the Mergers and the Transaction, and (ii) the Transaction constitutes a “Business Combination” as such term is defined in the SPAC Charter, (b) (i) approved and declared advisable this Agreement and the execution, delivery and performance of this Agreement and the consummation of the Transaction, and (ii) approved and declared advisable the Transaction Documents and the execution, delivery and performance thereof, (c) resolved to recommend the approval of this Agreement and the Plans of Merger by the shareholders of SPAC, and (d) directed that this Agreement and the Plans of Merger be submitted to the shareholders of SPAC for their approval;

WHEREAS, (a) the sole director of Merger Sub I has (i) determined that it is fair to, advisable and in the best interests of Merger Sub I to enter into this Agreement and to consummate the First Merger and the Transaction, and (ii) approved and declared advisable this Agreement and the First Plan of Merger and the execution, delivery and performance of this Agreement and the First Plan of Merger and the consummation of the Transaction, and (b) the sole shareholder of Merger Sub I has approved by written special resolution this Agreement, the First Plan of Merger and the Transaction (the “Merger Sub I Written Resolution”);

WHEREAS, (a) the sole director of Merger Sub II has (i) determined that it is fair to, advisable and in the best interests of Merger Sub II to enter into this Agreement and to consummate the Second Merger and the Transaction, and (ii) approved and declared advisable this Agreement and the Second Plan of Merger and the execution, delivery and performance of this Agreement and the Second Plan of Merger and the consummation of the Transaction, and (b) the sole shareholder of Merger Sub II has approved by written special resolution this Agreement, the Second Plan of Merger and the Transaction (the “Merger Sub II Written Resolution”); and

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that it is fair to, advisable and in the best interests of the Company to enter into this Agreement and to consummate the Mergers and the Transaction, (b) (i) approved and declared advisable this Agreement and the execution, delivery and performance of this Agreement and the consummation of the Transaction, and (ii) approved and declared advisable the Transaction Documents and the execution, delivery and performance thereof, (c) resolved to recommend the approval of this Agreement and the Plans of Merger by the shareholders of the Company, and (d) directed that the Merger and the Plans of Merger be submitted to the shareholders of the Company for their approval.

AGREEMENT

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, SPAC, the Company, Merger Sub I and Merger Sub II agree as follows:

ARTICLE I

AGREEMENT – THE MERGER

Section 1.1. The Mergers.

(a) At the First Effective Time and upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the Cayman Act and the Merger Filing Documents, Merger Sub I will be merged with and into SPAC, whereupon the separate existence of Merger Sub I will cease, and SPAC will survive the Merger as a wholly owned subsidiary of the Company (the surviving entity in the First Merger, the “First Surviving Subsidiary”). At the First Effective Time, the First Merger shall have the effects provided in this Agreement, the Merger Filing Documents and as specified by the Cayman Act. Without limiting the generality of the foregoing, and subject thereto, at the First Effective Time, all the property, rights, privileges, agreements, powers, franchises, Liabilities and duties of SPAC and Merger Sub I shall vest in and become the property, rights, privileges, agreements, powers, franchises, Liabilities and duties of the First Surviving Subsidiary (including all rights and obligations with respect to the Trust Account), which shall include the assumption by the First Surviving Subsidiary of any and all agreements, covenants, duties and obligations of SPAC and Merger Sub I set forth in this Agreement and the other Transaction Documents to which SPAC or Merger Sub I is a party, and the First Surviving Subsidiary shall thereafter exist as a wholly owned subsidiary of the Company and the separate corporate existence of Merger Sub I shall cease to exist.

(b) At the Second Effective Time and upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the Cayman Act and the Merger Filing Documents, the First Surviving Subsidiary will be merged with and into Merger Sub II, whereupon the separate existence of the First Surviving Subsidiary will cease, and Merger Sub II will survive the Merger as a wholly owned Subsidiary of the Company (the surviving entity in the Second Merger, the “Second Surviving Subsidiary”). At the Second Effective Time, the Second Merger shall have the effects provided in this Agreement, the Merger Filing Documents and as specified by the Cayman Act. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges, agreements, powers, franchises, Liabilities and duties of the First Surviving Subsidiary and Merger Sub II shall vest in and become the property, rights, privileges, agreements, powers, franchises, Liabilities and duties of the Second Surviving Subsidiary (including all rights and obligations with respect to the Trust Account), which shall include the assumption by the Second Surviving Subsidiary of any and all agreements, covenants, duties and obligations of the First Surviving Subsidiary and Merger Sub II set forth in this Agreement and the other Transaction Documents to which SPAC or Merger Sub II is a party, and the Second Surviving Subsidiary shall thereafter exist as a wholly owned Subsidiary of the Company and the separate corporate existence of the First Surviving Subsidiary shall cease to exist.

Section 1.2. Closing. On the date which is three (3) Business Days after the first date on which all conditions set forth in Article VII that are required hereunder to be satisfied on or prior to the Closing shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or at such other time or in such other manner as shall be agreed upon by SPAC and the Company in writing, the consummation of the Mergers and the closing of the Transaction contemplated by this Agreement (the “Closing”) shall take place remotely by conference call and exchange of documents and signatures in accordance with Section 10.9. The date on which the Closing actually takes place is referred to as the “Closing Date.” Prior to the First Effective Time, the Investors and the Company shall consummate the Private Placement in accordance with the applicable Subscription Agreements.

Section 1.3. Effective Time.

(a) Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company, SPAC and Merger Sub I shall execute and cause to be filed with the Registrar of Companies of the Cayman Islands, the Plan of Merger substantially in the form attached hereto as Exhibit H-1 (the “First Plan of Merger”), and such other documents as may be required in accordance with the applicable provisions of the Cayman Act or by any other applicable Law to make the First Merger effective (collectively, the “First Merger Filing Documents”). The First Merger shall become effective at the time when the First Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or at such later time permitted by the Cayman Act as may be agreed by the Company, Merger Sub I and SPAC in writing and specified in the First Plan of Merger (the “First Effective Time”).

(b) Upon the terms and subject to the provisions of this Agreement, immediately following the consummation of the First Merger at the First Effective Time, the Company, the First Surviving Subsidiary and Merger Sub II shall execute and cause to be filed with the Registrar of Companies of the Cayman Islands, the Plan of Merger substantially in the form attached hereto as Exhibit H-2 (the “Second Plan of Merger” and, collectively with the First Plan of Merger, the “Plans of Merger”), and such other documents as may be required in accordance with the applicable provisions of the Cayman Act or by any other applicable Law to make the Second Merger effective (collectively, the “Second Merger Filing Documents” and, collectively with the First Merger Filing Documents, the “Merger Filing Documents”). The Second Merger shall become effective at the time when the Second Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or at such later time permitted by the Cayman Act as may be agreed by the Company, Merger Sub II and the First Surviving Subsidiary in writing and specified in the Second Plan of Merger (the “Second Effective Time”).

Section 1.4. Organizational Documents of the Surviving Subsidiary. At the First Effective Time, the memorandum and articles of association of SPAC, as in effect immediately prior to the First Effective Time, shall be the memorandum and articles of association of the First Surviving Subsidiary with such changes as are necessary to reflect the name of the First Surviving Subsidiary as determined by the Parties. At the Second Effective Time, the memorandum and articles of association of Merger Sub II, as in effect immediately prior to the Second Effective Time, shall be the memorandum and articles of association of the Second Surviving Subsidiary with such changes as are necessary to reflect the name of the Second Surviving Subsidiary as determined by the Parties (the “Surviving Subsidiary Charter”), and shall be the memorandum and articles of association of the Second Surviving Subsidiary until thereafter amended in accordance with the terms thereof and the Cayman Act.

Section 1.5. Directors and Officers of the Surviving Subsidiary. At the First Effective Time, the board of directors and officers of SPAC immediately prior to the First Effective Time shall be the initial board of directors and officers of the First Surviving Subsidiary, each to hold office in accordance with the Organizational Documents of the First Surviving Subsidiary. At the Second Effective Time, the board of directors and officers of the First Surviving Subsidiary and Merger Sub II shall cease to hold office, and the board of directors and officers of the Second Surviving Subsidiary shall be appointed as determined by the Company, each to hold office in accordance with the Surviving Subsidiary Charter, until they are removed or resign, each in accordance with the Surviving Subsidiary Charter, or until their respective successors are duly elected or appointed and qualified.

Section 1.6. Intended Tax Treatment. Each of the Parties agree that the Mergers are intended to qualify for the Intended Tax Treatment. None of the Parties shall take (or permit any of their respective Affiliates to take) any Tax position inconsistent with the Intended Tax Treatment on any Tax Return, in connection with any Tax proceeding, or otherwise, in each case, except to the extent (i) there is not substantial authority for the Intended Tax Treatment, (ii) agreed to in writing by the Parties, or (iii) required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or non-U.S. Law).

Section 1.7. Subsequent Actions.

(a) If at any time after the First Effective Time any further action is necessary or desirable to vest, perfect or confirm of record in the First Surviving Subsidiary all the property, rights, privileges, agreements, powers, franchises, Liabilities and duties of SPAC and Merger Sub I, or to carry out the purposes of this Agreement, the officers and directors of the Company and the First Surviving Subsidiary are fully authorized to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

(b) If at any time after the Second Effective Time any further action is necessary or desirable to vest, perfect or confirm of record in the Second Surviving Subsidiary all the property, rights, privileges, agreements, powers, franchises, Liabilities and duties of the First Surviving Subsidiary and Merger Sub II, or to carry out the purposes of this Agreement, the officers and directors of the Company and the Second Surviving Subsidiary are fully authorized to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE II

EFFECT OF THE MERGER

Section 2.1. Effect on Issued Securities of SPAC, Merger Sub I and Merger Sub II. At the Closing, following the effectiveness of the Recapitalization, by virtue of and as part of the agreed consideration for the Mergers and without any further action on the part of any Party or the holders of any securities of SPAC, Merger Sub I or Merger Sub II:

(a) SPAC Units. Immediately prior to the First Effective Time, each SPAC Unit then issued and outstanding shall be automatically detached and the holder thereof shall be deemed to hold as of such time immediately prior to the First Effective Time one SPAC Ordinary Share and one-half of a SPAC Warrant in accordance with the terms of the applicable SPAC Unit (the “Unit Separation”); provided that no fractional SPAC Warrants will be issued in connection with the Unit Separation such that if a holder of SPAC Units would be entitled to receive a fractional SPAC Warrant upon the Unit Separation, the number of SPAC Warrants to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of SPAC Warrants. At the First Effective Time, by virtue of the First Merger, the underlying SPAC Ordinary Shares and SPAC Warrants held (or deemed to be held following the Unit Separation) shall be converted in accordance with the applicable terms of this Section 2.1.

(b) SPAC Ordinary Shares. Immediately following the Unit Separation, at the First Effective Time, each SPAC Ordinary Share issued and outstanding immediately prior to the First Effective Time (other than any (i) securities referred to in Section 2.1(d) and (ii) Redeeming SPAC Shares which, for the avoidance of doubt, are addressed in Section 2.1(g)) shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the applicable letter of transmittal (if any) in accordance with Section 2.3(b), one newly issued Company Ordinary Share. As of the First Effective Time, each SPAC Shareholder shall cease to have any other rights in and to such SPAC Ordinary Shares, except as expressly provided herein.

(c) Exchange of SPAC Warrants. Immediately following the Unit Separation, at the First Effective Time, each whole SPAC Warrant outstanding immediately prior to the First Effective Time shall cease to be a warrant with respect to SPAC Ordinary Shares and be assumed by the Company and converted into a warrant to purchase one Company Ordinary Share (each, a “Company Warrant”). Each Company Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such SPAC Warrant immediately prior to the First Effective Time (including with respect to the exercise price and any repurchase rights and cashless exercise provisions) in accordance with the provisions of the Warrant Agreement.

(d) SPAC Treasury Shares. Notwithstanding anything to the contrary contained herein, each SPAC Share and any other capital stock of SPAC (i) that are owned by SPAC as treasury shares, (ii) owned by any direct or indirect wholly owned Subsidiary of SPAC, or (iii) that are issued and outstanding and owned directly or indirectly by the Company, Merger Sub I or Merger Sub II immediately prior to the First Effective Time, shall be automatically cancelled and extinguished without any conversion thereof or payment or other consideration therefore.

(e) Merger Sub I Share. The Merger Sub I Share issued and outstanding immediately prior to the First Effective Time shall continue to exist and constitute the only issued and outstanding share in the capital of the First Surviving Subsidiary.

(f) Merger Sub II Share. The Merger Sub II Share issued and outstanding immediately prior to the Second Effective Time shall continue to exist and constitute the only issued and outstanding share in the capital of the Second Surviving Subsidiary.

(g) Redeeming SPAC Shares. Following the Unit Separation, but prior to the First Effective Time, any Redeeming SPAC Shares, the holder of which validly exercised (and did not validly revoke or withdraw) the SPAC Shareholder Redemption Right, shall be redeemed in accordance with the SPAC Charter and shall not be converted in accordance with the other provisions of this Section 2.1.

Section 2.2. Effect of the Merger on Issued Securities of the Company.

(a) Pre-Closing Recapitalization. Prior to the Closing, and effective immediately prior to the First Effective Time and the transactions described in Section 2.1, the Company shall effect the Recapitalization by virtue of the actions described in this Section 2.2(a):

(i) each Company Preferred Share shall automatically convert into Company Ordinary Shares in accordance with the then-current Company Organizational Documents;

(ii) immediately following the conversion described in Section 2.2(a)(i), each then outstanding Company Ordinary Share, other than Company Ordinary Shares owned by Company (as treasury stock) shall, as a result of the Recapitalization, automatically convert into such number of Company Ordinary Shares equal to the quotient obtained by dividing 39,000,000 by the sum of (A) the number of Company Ordinary Shares then issued and outstanding (including as a result of the aforementioned conversion of Company Preferred Shares) and (B) without duplication, the number of Company Ordinary Shares issuable upon the exercise of all Company Options that either have vested prior to such time or are to vest pursuant to their terms on or prior to September 30, 2022, and taking such quotient to five decimal places, which ratio is referred to as the “Conversion Ratio,” with all fractional Company Ordinary Shares being rounded up to the next higher integral number of Company Ordinary Shares (such that following such Recapitalization, for the avoidance of doubt, the Company Ordinary Shares shall be valued at $10.00 per share based on a $390,000,000 valuation on a partially diluted basis taking into account the Company Options that either have vested prior to, or are to vest pursuant to their terms on or prior to September 30, 2022); and

(iii) as a result of the Recapitalization, each Company Option shall be adjusted in accordance with the Company Stock Plan to reflect the Recapitalization as set forth in this Section 2.2(a) such that each Company Option outstanding immediately prior to (and as part of) the consummation of the Recapitalization shall, without any action on the part of the holder thereof and in accordance with the provisions of the Company Option, become an option to purchase such number of Company Ordinary Shares, in each instance determined by (A) multiplying the number of Company Ordinary Shares issuable upon such exercise of such Company Option by the Conversion Ratio and (B) dividing the exercise price of such Company Option by the Conversion Ratio, with all fractional Company Ordinary Shares being rounded up to the next higher integral number of Company Ordinary Shares.

(b) Company Ordinary Shares. All Company Ordinary Shares outstanding prior to the consummation of the Mergers shall remain outstanding following the consummation of the Mergers and shall in no way be affected by the Mergers.

(c) Company Options. All Company Options outstanding prior to the consummation of the Mergers shall remain outstanding following the consummation of the Mergers and, unless otherwise provided in the applicable award agreement, shall in no way be affected by the Mergers. From and after the First Effective Time and until the Closing, no new awards will be granted under any Company Stock Plan.

Section 2.3. SPAC Securities and Certificates.

(a) Prior to the First Effective Time, the Company and SPAC shall appoint Continental Stock Transfer & Trust Company as exchange agent, or another exchange agent reasonably acceptable to the Company and SPAC (in such capacity, the “Exchange Agent”), for the purpose of, (i) acting as registrar and transfer agent and keeping the register of members of the Company in accordance with the Cayman Act, including recording the exchanging of each SPAC Share for one Company Ordinary Share and (ii) exchanging each SPAC Warrant on the warrant transfer books of SPAC and the Company immediately prior to the First Effective Time for the Company Warrants issuable in respect of such SPAC Warrants in accordance with the provisions of this Agreement and the Warrant Amendment.

(b) All securities issued upon the surrender of SPAC Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities; provided that any restrictions on the sale and transfer of SPAC Securities prior to the Closing shall also apply from and after the Closing to the Company Ordinary Shares and Company Warrants so issued in exchange. To the extent that such SPAC Securities are represented by physical certificates, the holders of such SPAC Securities will be provided a letter of transmittal to send their certificated SPAC Securities to the transfer agent and warrant agent for the Company Ordinary Shares and Company Warrants, which shall be the same as the transfer agent and warrant agent for SPAC Securities, and such transfer agent or warrant agent will, upon receipt of completed documentation, issue the Company Ordinary Shares and Company Warrants that are issuable in respect of the holder’s SPAC Securities. To the extent that the SPAC Securities are held in book entry, the issuance of Company Ordinary Shares or Company Warrants will automatically be made by the transfer agent and warrant agent.

(c) In the event any certificates shall have been lost, stolen or destroyed, the Company shall issue in exchange for such lost, stolen or destroyed certificates or securities, as the case may be, upon the making of an affidavit of that fact by the holder thereof such securities, as may be required pursuant to Section 2.1; provided, however, that the Company may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Company with respect to the certificates alleged to have been lost, stolen or destroyed.

(d) If the SPAC Shares Consideration is to be issued to a Person other than the holder of the SPAC Shares in whose name the transferred SPAC Share in book-entry form is registered, it shall be a condition to the issuance of the SPAC Shares Consideration that (i) the recipient of such SPAC Shares Consideration, or the Person in whose name such SPAC Shares Consideration is delivered or issued, shall have already executed and delivered duly executed counterparts to the applicable transmittal documents as are reasonably deemed necessary by the Exchange Agent, (ii) such SPAC Shares in book-entry form shall be properly transferred, and (iii) the Person requesting such consideration pay to the Exchange Agent any transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such SPAC Share in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer Taxes have been paid or are not payable.

(e) If any SPAC Warrant Consideration is to be issued to a Person other than the holder in whose name the transferred SPAC Warrant in book-entry form is registered, it shall be a condition to the issuance of the Company Warrants that (i) the recipient of such Company Warrant, or the Person in whose name such Company Warrant is to be issued, shall have already executed and delivered duly executed counterparts to the applicable transmittal documents as are reasonably deemed necessary by the Exchange Agent, (ii) such Company Warrant in book-entry form shall be properly transferred, and (iii) the Person requesting such consideration pay to the Exchange Agent any transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such SPAC Warrant in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer Taxes have been paid or are not payable.

(f) After the First Effective Time, the register of shareholders of SPAC shall be closed, and thereafter there shall be no further registration on the register of shareholders of the First Surviving Subsidiary of transfers of SPAC Shares that were issued and outstanding immediately prior to the First Effective Time.

(g) Any SPAC Securities made available to the Exchange Agent pursuant to this Section 2.3 that remain unclaimed by any holder of SPAC Securities one year after the First Effective Time shall be delivered to the Company or as otherwise instructed by the Company, and any holder of SPAC Securities who has not exchanged his, her or its SPAC Securities for the Merger Consideration in accordance with Section 2.3 prior to that time shall thereafter look only to the Company for the issuance of the Merger Consideration without any interest thereon (but with any dividends paid with respect thereto). None of the Parties or the Second Surviving Subsidiary, or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat or similar Law. Any Merger Consideration remaining unclaimed by the holders of SPAC Securities immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Company free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.4. No Fractional Company Ordinary Shares. Notwithstanding anything to the contrary contained herein, no fraction of a Company Ordinary Share will be issued by virtue of the First Merger or the Transaction, and each Person who would otherwise be entitled to a fraction of a Company Ordinary Share shall instead have the number of Company Ordinary Shares issued to such Person rounded up in the aggregate to the nearest whole Company Ordinary Share.

Section 2.5. Withholding.

(a) Each of SPAC, the Company, Merger Sub I, Merger Sub II, the Exchange Agent, the Israeli Withholding Agent (and each of their respective Affiliates) and any other Person making a payment under this Agreement (each, a “Payor”) shall only be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required to be deducted and withheld under any applicable Law relating to Taxes. To the extent that amounts are so withheld and remitted to the applicable Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Each Payor shall use commercially reasonable efforts to notify any Person to whom amounts would otherwise be payable of any amounts that it intends to deduct and withhold prior to the payment with respect to which such amounts will be withheld (which notice shall set forth a description of the factual and legal basis for such withholding). The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding) to the extent permitted by applicable Law.

(b) Notwithstanding anything to the contrary in Section 2.5(a), with respect to Israeli Taxes:

(i) The consideration payable to each SPAC Shareholder (each, a “Payee”) who holds five percent (5%) or more of the issued and outstanding Equity Securities of SPAC immediately prior to the Closing (on an issued and fully diluted basis and after giving effect to any Redemptions) shall be retained by the Exchange Agent for the benefit of each such Payee for a period of up to one hundred eighty (180) days from the Closing Date or as otherwise requested in writing by the ITA (the “Withholding Drop Date”) (during which time no Payor shall make any payments to any Payee or withhold any amounts for Israeli Taxes from any consideration deliverable pursuant to this Agreement, except as provided below and during which time each Payee may obtain a Valid Certificate). If a Payee delivers to the Israeli Withholding Agent, no later than three (3) Business Days prior to the Withholding Drop Date, with respect to any Payee who holds five percent (5%) or more of the issued and outstanding Equity Securities of SPAC immediately prior to the Closing (on an issued and fully diluted basis and after giving effect to any Redemptions), a Valid Certificate, then the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Certificate, and the balance of the consideration that is not withheld shall be transferred to such Payee concurrently therewith, subject to any non-Israeli withholding which is applicable to the payment (if any). With respect to any Payee who holds less than five percent (5%) of the issued and outstanding Equity Securities of SPAC immediately prior to the Closing (on an issued and fully diluted basis and after giving effect to any Redemptions), no deduction and withholding of any Israeli Taxes shall be made. If any Payee who holds five percent (5%) or more of the issued and outstanding Equity Securities of SPAC immediately prior to the Closing (on an issued and fully diluted basis and after giving effect to any Redemptions) (i) fails to provide the Israeli Withholding Agent with a Valid Certificate at least three (3) Business Days prior to the Withholding Drop Date, or (ii) submits a written request to the Exchange Agent to release its portion of the consideration prior to the Withholding Drop Date and fails to submit to the Israeli Withholding Agent a Valid Certificate at or before such time, then the amount to be withheld from such Payee’s portion of the consideration shall be calculated according to the applicable withholding rate in accordance with applicable Law as reasonably determined by the Israeli Withholding Agent.

(ii) Notwithstanding anything to the contrary in Section 2.5(b)(i), if, as of the Closing, the Withholding Tax Ruling has been obtained, then the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Withholding Tax Ruling. For avoidance of doubt, any Payee with respect to whom the Withholding Tax Ruling shall not apply (based on the terms of the Withholding Tax Ruling), shall be subject to withholding of Israeli Taxes pursuant to Section 2.5(b)(i). The Company shall provide SPAC with a reasonable opportunity to review any submissions provided by, or caused to be provided by, the Company to the ITA pursuant to this Section 2.5 and will consider SPAC’s comments to such submissions in good faith.

(iii) To the extent that a Payor is required, pursuant to this Section 2.5(b), to withhold Israeli Taxes from consideration payable to a Payee, such Payee shall provide the Payor with an amount in cash sufficient to satisfy such Israeli Taxes prior to the release of the consideration to such Payee. In the event that the Payee fails to provide the Payor with the full amount in cash necessary to satisfy such Israeli Taxes no later than three (3) Business Days before the Withholding Drop Date (or such earlier date requested by the Payee), the Payor shall be entitled to sell the Payee’s retained Company Shares, Company Options, and Company Warrants (together, “Company Securities”), or any of them, as applicable, to the extent necessary to satisfy the full amount due with regards to such Israeli Taxes, and shall pay over, from the proceeds of such sale, the amount of applicable withholding Taxes required to be paid to the ITA, and shall deliver the balance of the consideration to the applicable Payee. To the extent that the Payor is unable, for whatever reason, to sell the applicable portion of Company Securities required to finance the deduction or withholding requirements, then the Payor shall be entitled to hold all of the Company Securities otherwise deliverable to the applicable Payee until the earlier of: (A) the receipt of a Valid Certificate, fully exempting the Payor from Israeli Tax withholding or receipt of cash amount equal to the Tax that should be withheld by the Payor; or (B) such time when the Payor is able to sell the portion of such Company Securities otherwise deliverable to such Payee that is required to enable the Payor to comply with such applicable deduction or withholding requirements. Any costs or expenses incurred by the Payor in connection with such sale shall be borne by, and deducted from the payment to, the applicable Payee. For the avoidance of doubt, any such sale by a Payor when permitted hereby shall not constitute a violation or breach of or default under this Agreement or any Transaction Document that might otherwise restrict such sale. Each Payee hereby waives, releases and absolutely and forever discharges the Payor from and against any and all claims for any losses in connection with the forfeiture or sale of any portion of Company Securities, otherwise deliverable to such Payee in compliance with the withholding requirements under this Section 2.5.

(iv) The Parties will work together reasonably and in good faith to implement the foregoing requirements of this Section 2.5, and may by mutual agreement vary or waive such requirements.

(v) Prior to the First Effective Time, the Company shall designate an Israeli information and withholding agent (the “Israeli Withholding Agent”) to assist in collecting and reviewing any Valid Certificates, and the Company shall enter into an agreement with the Israeli Withholding Agent (which shall include, for avoidance of doubt, an undertaking by the Israeli Withholding Agent as required under Section 6.2.4.3 of the Israeli Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that Includes Consideration that will be Transferred to a Company’s Shareholders at Future Dates)). All Israeli Taxes required to be withheld pursuant to this Section 2.5 shall be remitted to the ITA by the Israeli Withholding Agent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to SPAC on the date of this Agreement (the “Company Disclosure Schedules”) or as otherwise explicitly contemplated by this Agreement, the Company represents and warrants to SPAC as of the date of this Agreement as follows:

Section 3.1. Organization, Good Standing and Qualification. The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the Company. Prior to the execution of this Agreement, true and accurate copies of the Company Organizational Documents and the Organizational Documents of the Company’s Subsidiaries, each as in effect as of the date of this Agreement, have been Made Available by or on behalf of the Company to SPAC, such governing documents are in full force and effect, and the Company and each of its Subsidiaries is not in default of any term or provision of such governing documents in any material respect. The Company is not insolvent, bankrupt or unable to pay its debts as and when they become due or in the process of dissolution, liquidation, compulsory administration, recovery or suspension of payments. There is no Action or request pending to declare the Company insolvent, doubtfully solvent or bankrupt.

Section 3.2. Subsidiaries. A complete list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, and holders of Equity Securities, as applicable, is set forth in Section 3.2(a) of the Company Disclosure Schedules. Except for the Company’s Subsidiaries and as set forth in Section 3.2(a) of the Company Disclosure Schedules, the Company does not directly or indirectly own any Equity Securities in, or any interest convertible into or exchangeable or exercisable for any Equity Securities in, any other Person.

Each Subsidiary of the Company has been duly organized and is validly existing and in good standing (to the extent such concept is applicable in such Subsidiary’s jurisdiction of formation) under the Laws of its jurisdiction of incorporation and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted. Each Subsidiary of the Company is duly licensed or qualified and in good standing (to the extent such concept is applicable in such Subsidiary’s jurisdiction of formation) as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to such Subsidiary. No Subsidiary of the Company is insolvent, bankrupt or unable to pay its debts as and when they become due or in the process of dissolution, liquidation, compulsory administration, recovery or suspension of payments. There is no Action or request pending to declare any Subsidiary of the Company insolvent, doubtfully solvent or bankrupt.

Section 3.3. Capitalization of the Company.

(a) As of the date of this Agreement, the authorized share capital of the Company is $260.94980, comprised of (i) 16,232,651 Company Ordinary Shares par value of $0.00001 per share, of which 2,268,736 Company Ordinary Shares are issued and outstanding, and (ii) 9,862,329 Preferred Shares par value of $0.00001 per share (of which (A) 698,000 shares are designated Series Seed Preferred Shares, of which 698,000 Series Seed Preferred Shares are issued and outstanding, (B) 1,314,285 shares are designated Series A1 Preferred Shares, of which 1,314,285 Series A1 Preferred Shares are issued and outstanding, (C) 264,983 shares are designated Series A2 Preferred Shares, of which 264,983 Series A2 Preferred Shares are issued and outstanding, (D) 2,352,445 shares are designated Series B Preferred Shares, of which 2,352,445 Series B Preferred Shares are issued and outstanding, and (E) 5,232,616 shares are designated Series C Preferred Shares, of which 3,232,616 Series C Preferred Shares are issued and outstanding). Set forth in Section 3.3(a) of the Company Disclosure Schedules is a true and correct list of each holder of Company Shares and the number of Company Shares held by each such holder as of the date hereof. Except as set forth in Section 3.3(a) of the Company Disclosure Schedules, there are no other shares of the Company issued or outstanding as of the date of this Agreement. All of the issued and outstanding Company Shares: (x) have been duly authorized and validly issued and allotted and are fully paid and non-assessable; (y) have been offered, sold and issued by the Company in compliance with applicable Law, including the Cayman Act, and all requirements set forth in (A) the Company Charter and the Investor Rights Agreement and (B) any other applicable Contracts governing the issuance or allotment of such securities to which the Company is a party or otherwise bound; and (z) are not subject to, nor have they been issued in violation of, any Encumbrance, purchase option, call option, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the Company Organizational Documents or any other Contract, in any such case to which the Company is a party or otherwise bound.

(b) Section 3.3(b) of the Company Disclosure Schedules sets forth a true, complete and correct list of each current and former employee, consultant, officer, director and controlling shareholder (as defined under Section 32(9) of the Income Tax Ordinance) of the Company and each of its Subsidiaries who, as of the date of this Agreement, holds a Company Option, including (i) the number of Company Ordinary Shares subject thereto, (ii) the vesting commencement date, vesting schedule (including acceleration provisions) and expiration date thereof, (iii) date of grant, (iv) the exercise price per share (and if applicable, detail of any adjustment amounts (and the basis for such adjustment) related to the exercise price), (v) the Tax route under which the Company Options were granted (and, with respect to any Company Option held by an Israeli Person, a description of whether such Company Option was granted under Section 102 of the Income Tax Ordinance (and under which specific route thereunder) or Section 3(i) of the of the Income Tax Ordinance), and (vi) the name of such holder and classification (individual or entity) and type of engagement (current/former employee, consultant, officer, director or controlling shareholder) of such holder of Company Option on the date of grant (and whether any changes in status occurred thereafter) and title/position of such person. All Company Options outstanding as of the date of this Agreement are evidenced by applicable corporate resolutions and award agreements in substantially the forms previously Made Available to SPAC. To the Knowledge of the Company, there are no extraordinary Taxes or other Liability that may result from any change to any Company Option. With respect to any such Liability, the Company has not agreed, whether orally or in writing, to indemnify any holder of any Company Option.

(c) Subject to Company Shareholder approval, the Company currently intends to reserve a certain number of Company Ordinary Shares for issuance to employees, consultants, officers, directors and controlling shareholders (as defined under Section 32(9) of the Income Tax Ordinance) of the Company and its Subsidiaries upon the issuance of shares or the exercise of Company Options granted under the Company Stock Plan, of which (i) 1,403,065 Company Ordinary Shares will be issuable upon the exercise of outstanding, unexercised Company Options granted under the Company Stock Plan, and (ii) 500,000 Company Ordinary Shares as an initial pool plus a five percent (5%) annual evergreen and any carryover shares that become available during each year due to cancellation, forfeiture or under certain other circumstances with respect to awards made previously under the Company Stock Plan will be available for future grants under a new Company equity incentive plan, in a form acceptable to SPAC, on and after the Closing. For the avoidance of doubt no Company Ordinary Shares shall remain available for future grant under the Company Stock Plan as of the Closing. The number of Company Ordinary Shares reserved under the Company Stock Plan has at all times been sufficient for the Company Options granted thereunder.

(d) The Company Stock Plan (and any amendments thereto, if applicable) have been filed with the ITA as incentive plans governed under Section 102 of the Income Tax Ordinance for grant of options through a trustee and have either been approved by the ITA as such or deemed approved by passage of time without objection by, the ITA. The Company is in compliance, and in the past has always complied with, and all Company Options issued under the Company Stock Plan have been granted and issued in compliance with, as applicable, the applicable legal requirements of Section 102 of the Income Tax Ordinance (including any other written requirements, circulars, publications and clarifications issued by the ITA from time to time in connection therewith), or Section 3(i) of the Income Tax Ordinance (if applicable), including with respect to the due deposit of

Company Options with the Israeli Trustee pursuant to the terms of Section 102 of the Income Tax Ordinance and any regulation or publication issued by the ITA. Except for the Company Stock Plan, there are no other incentive or award plans of any kind (either of the Company or of any Subsidiary), and no other employee benefit plan is intended to qualify as a capital gain track plan under Section 102 of the Income Tax Ordinance or otherwise. All Company Options which are intended to qualify under Section 102 of the Income Tax Ordinance have been confirmed by the recipients thereof. Each grant of a Company Option is duly authorized by all necessary corporate action, including, as applicable, approval by the Board of Directors of the Company (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was executed and timely delivered by each party thereto.

(e) Except as otherwise set forth in Section 3.3(e) of the Company Disclosure Schedules, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) of the Company exercisable or exchangeable for Company Shares, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or the issuance or sale by the Company of other Equity Securities of the Company, or for the repurchase or redemption by the Company of shares or other Equity Securities of the Company or the value of which is determined by reference to shares or other Equity Securities of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any Company Shares or other Equity Securities of the Company.

(f) In connection with the Pre-Signing Reorganization, the Company provided notice to holders of the Company Options of the treatment of their Company Options in the Pre-Signing Reorganization and the Company has taken all necessary actions to: (a) obtain any necessary consents, waivers or releases, adopt applicable resolutions, amend the terms of the Company Stock Plan or any outstanding awards and take all other appropriate actions to effectuate the Pre-Signing Reorganization and (b) ensure that after the effectiveness of the Pre-Signing Reorganization, no holder of Company Options (or any beneficiary thereof) nor any other participant in the Company Stock Plan has any right thereunder to acquire any securities of the Company or to receive any payment or benefit with respect to any award previously granted under the Company Stock Plan, except as provided in Section 2.2. Neither the Pre-Signing Reorganization nor the Mergers are intended to be or shall be deemed a “Transaction” (as defined in the Company Stock Plan).

Section 3.4. Capitalization of Subsidiaries.

(a) The outstanding share capital or other Equity Securities of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued and allotted, and are, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold, acquired, issued and allotted in compliance with applicable Law, including federal and state securities Laws, corporate Laws, and foreign exchange Laws, and all requirements set forth in (A) the Organizational Documents of each such Subsidiary, and (B) any other applicable Contracts governing the issuance or allotment of such securities to which such Subsidiary is a party or otherwise bound; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of each such Subsidiary or any other Contract, in any such case to which each such Subsidiary is a party or otherwise bound.

(b) Except as set forth in Section 3.4(b) of the Company Disclosure Schedules or as contemplated by this Agreement or the other Transaction Documents, the Company has exclusive and full legal ownership, directly or indirectly through its Subsidiaries, of record and beneficially all the issued and outstanding Equity Securities of such Subsidiaries free and clear of any Encumbrances other than Permitted Encumbrances.

(c) There are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) of any Subsidiary of the Company exercisable or exchangeable for any Equity Securities of such Subsidiary, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance by any such Subsidiary of additional shares, the sale of treasury shares or the issuance or sale by such Subsidiary of other Equity Securities of such Subsidiary, or for the repurchase or redemption by such Subsidiary of shares or other Equity Securities of such Subsidiary the value of which is determined by reference to shares or other Equity Securities of such Subsidiary, and there are no voting trusts, proxies or agreements of any kind which may obligate any such Subsidiary to issue, purchase, register for sale, redeem or otherwise acquire any of its Equity Securities.

Section 3.5. Authorization.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Transaction Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transaction, subject to obtaining the Required Company Shareholder Approval. The execution and delivery of this Agreement and each Transaction Document to which the Company is a party and the consummation of the Transaction (i) have been duly and validly authorized by the Company Board and (ii) other than the Required Company Shareholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Transaction Document to which it is a party or to consummate the Transaction. On or prior to the date of this Agreement, the Company Board, at a duly called and held meeting, unanimously (A) determined that this Agreement and the Transaction, including the Merger, are in the best interests of the Company in accordance with the Cayman Act, (B) approved and adopted this Agreement, (C) recommended that the Company Shareholders vote in favor of the approval of this Agreement and the other Company Shareholder Approval Matters in accordance with the Cayman Act (the “Company Recommendation”) and (D) directed that this Agreement and the Company Shareholder Approval Matters be submitted to the Company Shareholders for their approval. This Agreement has been, and each Transaction Document to which the Company is a party shall be when delivered, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement and such Transaction Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally and subject to general principles of equity (collectively, the “Enforceability Exceptions”).

(b) The Required Company Shareholder Approval constitutes the only approval of holders of Company Shares and other Equity Securities of the Company necessary in connection with execution by the Company of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the Transaction, including the Recapitalization and the Closing.

Section 3.6. Consents; No Conflicts. Assuming the representations and warranties in Article IV are true and correct, except (a) as otherwise set forth in Section 3.6 of the Company Disclosure Schedules, (b) for any approvals required pursuant to Antitrust Laws, (c) for the Required Company Shareholder Approval, (d) for the registration or filing with the Registrar of Companies of the Cayman Islands, the SEC or applicable state blue sky or other securities laws filings with respect to the Transaction, and (e) for such other filings, notifications, notices, submissions, applications or consents the failure of which to be obtained or made would not, individually or in the aggregate, have, or reasonably be expected to have, a material and adverse impact on the ability of the Company to enter into and perform its obligations under this Agreement, all material filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transaction, in each case on the part of the Company, have been or will be duly obtained or completed (as applicable) and are or will be in full force and effect as of the Closing. The execution, delivery and performance of this Agreement and the Transaction Documents to which it is or will be a party by the Company does not, and the consummation by the Company of the Transaction will not, assuming the representations and warranties in Article IV are true and correct, and except for the matters referred to in clauses (a) through (e) of the immediately preceding sentence, (i) result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of any Subsidiary of the Company) or cancellation under, (A) any Governmental Order, (B) any provision of the Organizational Documents of the Company or any of its Subsidiaries, each as currently in effect, (C) any applicable Law or (D) any Material Contract, or (ii) result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries other than any restrictions under this Agreement, the Company Organizational Documents and Permitted Encumbrances, except in the case of sub-clauses (A), (C), and (D) of clause (i) or clause (ii), as would not be reasonably expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 3.7. Compliance with Laws; Consents; Permits.

(a) Except as would not be or reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole, in the three (3) years prior to the date hereof, (i) the Company and its Subsidiaries are, and have been, in compliance with all applicable Laws; (ii) neither the Company nor any of its Subsidiaries is or has been subject to any actual, pending or, to the Knowledge of the Company, threatened Action with respect to a violation of any applicable Laws; and (iii) neither the Company nor any of its Subsidiaries, to the Knowledge of the Company, is or has been subject to any investigation by or for any Governmental Authority with respect to any violation of any applicable Laws.

(b) In the three (3) years prior to the date hereof, neither the Company nor any of its Subsidiaries has received any letter or other written communication from, and, to the Knowledge of the Company, there has not been any public notice of a type customary as a form of notification of such matters in the jurisdiction by, any Governmental Authority threatening in writing or providing notice of (i) the revocation or suspension of any Required Governmental Authorizations issued to the Company or any of its Subsidiaries or (ii) the need for compliance or remedial actions in respect of the activities carried out by the Company or any of its Subsidiaries.

(c) In the three (3) years prior to the date hereof, neither the Company nor any of its Subsidiaries is engaged in any Actions before any Governmental Authority relating to Anti-Corruption Laws, Anti-Money Laundering Laws, Export Control Laws or Sanctions, and to the Knowledge of the Company, no such Action has been threatened in writing.

(d) Neither the Company, any of its Subsidiaries, any of their respective directors or officers, nor to the Knowledge of the Company, any employees, agents or any other Persons acting for or on behalf of the Company or any of its Subsidiaries, has at any time in the six (6) years prior to the date hereof made, offered, solicited, accepted, or received any payment or benefits that would be unlawful under any applicable Anti-Corruption Laws.

(e) Neither the Company, any of its Subsidiaries, nor to the Knowledge of the Company, any of their respective directors or officers, any employees, agents or any other Person acting for or on behalf of the Company or any of its Subsidiaries, has at any time in the three (3) years prior to the date hereof been (i) convicted of or found by a Governmental Authority to have violated any Anti-Corruption Laws, Anti-Money Laundering Laws, Export Control Laws or Sanctions, or (ii) notified that it is or has been the subject of any investigation, inquiry or enforcement proceedings by any governmental, administrative or regulatory body or any customer regarding any offence or alleged offence with respect to any Anti-Corruption Laws, Anti-Money Laundering Laws, Export Control Laws or Sanctions.

(f) Neither the Company, any of its Subsidiaries, nor to the Knowledge of the Company, any of their respective directors or officers, any employees, agents or any other Person acting for or on behalf of the Company or any of its Subsidiaries, is a Prohibited Person, and in the five (5) years prior to the date hereof, no Prohibited Person has been given an offer to become an employee, officer, consultant, director or agent of the Company or any of its Subsidiaries at the time such person was a Prohibited Person. None of the Company nor any of its Subsidiaries has at any time in the five (5) years prior to the date hereof conducted or agreed to conduct any business, or entered into or agreed to enter into any transaction with a Prohibited Person or otherwise violated Sanctions or Export Control Laws.

(g) Except as would not be material to the business of the Company or any of its Subsidiaries, as applicable, the Company and each of its Subsidiaries has all approvals, authorizations, clearances, licenses, registrations, permits or certificates of a Governmental Authority (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted in all respects, and such Material Permits are in effect and have been complied with in all material respects. Neither the Company nor any of its Subsidiaries has received any written notice that any Governmental Authority that has issued any Material Permit intends to suspend, cancel, terminate, or not renew any such Material Permit, except to the extent such Material Permit may be amended, replaced, or reissued as a result of and as necessary to reflect the Transaction or may be terminated in the ordinary and usual course of a reissuance or replacement process.

Section 3.8. Tax Matters.

(a) All income and other material Tax Returns required to be filed by or with respect to the Company and each of its Subsidiaries have been filed within the requisite period (taking into account any valid extensions). Such Tax Returns are true, correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All material Taxes due and payable by the Company or any of its Subsidiaries (regardless of whether shown as due on a Tax Return) have been timely paid. The Company and each of its Subsidiaries has withheld and paid over to the appropriate Tax Authority all material Taxes that it is required to withhold from amounts paid or owing to any employee, independent contractor, member, equity holder, creditor or other Person and has otherwise complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.

(b) Except as set forth on Section 3.8(b) of the Company Disclosure Schedules, (i) no deficiencies for any material amount against the Company or any of its Subsidiaries have been asserted, claimed, proposed or assessed in writing by any Tax Authority that remain unpaid; (ii) no written notice of any action, audit, assessment or other proceeding, in each case that is currently pending or has been made in the preceding three (3) years, with respect to any Tax Returns or any Taxes of the Company or any of its Subsidiaries has been received from any Tax Authority; and (iii) no dispute or assessment relating to any Tax Returns or any Taxes of the Company or any of its Subsidiaries with any Tax Authority is currently outstanding.

(c) No material claim has been made by a Tax Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction, which such claim is currently outstanding.

(d) There are no Encumbrances for material Taxes (other than Encumbrances for Taxes not yet due and payable) upon the assets of the Company or any of its Subsidiaries.

(e) Except as set forth on Section 3.8(e) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, unitary or similar Tax group or otherwise has any liability for the Taxes of any Person (other than the Company or a Subsidiary of the Company) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. Law, as a transferee or successor, or by Contract (including any Tax sharing, allocation or similar agreement or arrangement but excluding any commercial Contract entered into in the Ordinary Course and not primarily relating to Taxes).

(f) Except as set forth on Section 3.8(f) of the Company Disclosure Schedules, the Company and each of its Subsidiaries has complied in all material respects with all applicable transfer pricing requirements imposed by any Governmental Authority.

(g) The Company and each of its Subsidiaries is in compliance with all terms and conditions of any Tax incentive, exemption, holiday or other Tax reduction agreement or order of a Governmental Authority applicable to the Company or any of its Subsidiaries, and the consummation of the Transaction will not have any material adverse effect on the continued validity and effectiveness of any such Tax incentive, exemption, holiday or other Tax reduction agreement or order.

(h) Neither the Company nor any of its Subsidiaries has been a party to a transaction that is or is substantially similar to a “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2) or any transaction requiring disclosure under analogous provisions of state, local or non-U.S. Law.

(i) Except as set forth on Section 3.8(i) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized. Except as set forth on Section 3.8(i) of the Company Disclosure Schedules, each Subsidiary is a Tax resident only in its jurisdiction of formation.

(j) For U.S. federal income Tax purposes, the Company is, and has been since the effective date of its formation, classified as an association taxable as a corporation. Neither the Company nor any of its Subsidiaries has taken any action (or permitted any action to be taken) that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

(k) The Company is not, and has never been, a passive foreign investment company, as defined under Sections 1291 and 1298 of the Code (with respect to the current year, as determined assuming the taxable year of the Company ends at the end of the day immediately prior to the Closing Date).

(l) Except as set forth on Section 3.8(l) of the Company Disclosure Schedules, to the extent any of the Company’s Subsidiaries is required to be registered for purposes of Israeli value added Tax (“VAT”), such Subsidiary is duly registered and has complied with all requirements concerning Israeli VAT. Each such Subsidiary (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) if and to the extent applicable, has collected and timely remitted to the relevant Tax Authority all output VAT which it is required to collect and remit, to the extent required under any applicable Law, and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law. Except as set forth on Section 3.8(l) of the Company Disclosure Schedules, neither the Company nor any non-Israeli Subsidiary is required to register in Israel for Israeli VAT purposes. To the extent the Company or any of its Subsidiaries is required to register for VAT under the Laws of any country other than Israel, the Company and each Subsidiary has so registered and has collected and paid over to the applicable Tax Authority all VAT required to be collected and paid over.

(m) Except as set forth on Section 3.8(m) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries is benefiting (or has benefited) from any grants, exemption, Tax holiday, reduced Tax rates or accelerated depreciation under the Israeli Capital Investment Encouragement Law – 1959, including but not limited to Preferred Technological Enterprise, Preferred Enterprise, Benefitted Enterprise and Approved Enterprise Status.

(n) The Company and each of its Subsidiaries has not performed or was part of any action or transaction that is classified as a (i) “reportable transaction” under Section 131(g) of the Income Tax Ordinance, (ii) a “reportable opinion” under Sections 131D of the Income Tax Ordinance, or (iii) a “reportable position” under Section 131E of the Income Tax Ordinance.

(o) Except as set forth on Section 3.8(o) of the Company Disclosure Schedules, each equity incentive plan that is intended to qualify as a capital gains route plan under Section 102 of the Income Tax Ordinance has received a favorable determination or approval letter from the ITA or is otherwise deemed approved by passage of time without objection by the ITA.

(p) The Company and each of its Subsidiaries has complied with all terms and conditions in each Tax ruling or pre-ruling it is a party to with any Tax Authority and the Company and each of its Subsidiaries has provided to the applicable Tax Authority the full and accurate factual background with respect to such Tax rulings or pre-rulings. None of the Company or any of the Company’s Subsidiaries, or to the Knowledge of the Company, the Company’s Shareholders, has taken any action or engaged in any transaction, or is aware of any fact or circumstance, which could reasonably be considered to be a breach of a Tax ruling or pre ruling, which such breach could reasonably be expected to trigger adverse Tax implications to the Company, the Company’s Shareholders or any of the Company’s Subsidiaries.

(q) Except as set forth in Section 3.8(q) of the Company Disclosure Schedules, the Company has not requested any private letter ruling, technical advice memorandum, closing agreement, settlement agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, which such request is currently outstanding.

(r) For the two (2) years prior to the date hereof, the Company was not a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

Section 3.9. Financial Statements.

(a) The Company has Made Available to SPAC true and complete copies of the audited consolidated balance sheet of Freightos HK and its Subsidiaries as of December 31, 2019, December 31, 2020, and December 31, 2021, and the related audited consolidated statements of income and profit and loss, and cash flows, for the fiscal years then ended (the “Audited Financial Statements”), together with the auditor’s reports thereon (which for the avoidance of doubt were not prepared in accordance with the standards of the PCAOB). The Audited Financial Statements (i) were prepared in accordance with the books and records of Freightos HK and its Subsidiaries, (ii) fairly present, in all material respects, the financial condition and the results of operations and cash flow of Freightos HK and its Subsidiaries on a consolidated basis as of the dates indicated therein and for the periods indicated therein (except as may be indicated in the notes thereto and subject to the absence of footnotes), (iii) were prepared in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and (iv) when delivered by the Company for inclusion in the Registration Statement for filing with the SEC, will comply in all material respects with the applicable accounting requirements (including the standards of the PCAOB) and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof (including, to the extent applicable to the Company, Regulation S-X).

(b) The Company has also Made Available to SPAC true and complete copies of the unaudited consolidated balance sheet of Freightos HK and its Subsidiaries as of March 31, 2022, and the related unaudited consolidated statements of income and profit and loss, and cash flows for the three-month period then ended (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Freightos HK Financial Statements” (which for the avoidance of doubt were not prepared in accordance with the standards of the PCAOB)). The Interim Financial Statements (i) were prepared in accordance with the books and records of Freightos HK and its Subsidiaries, (ii) truly and fairly present, in all material respects, the financial condition and the results of operations and cash flow of Freightos HK and its Subsidiaries on a consolidated basis as of the dates indicated therein and for the periods indicated therein (except as may be indicated in the notes thereto and subject to normal year-end adjustment and the absence of footnotes), and (iii) were prepared in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and subject to year-end adjustments and the absence of footnotes).

(c) The Company and its Subsidiaries maintain a system of internal accounting controls that is sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d) Since December 31, 2021, none of the Company’s directors, or the directors of any of the Company’s Subsidiaries, has been made aware in writing of (i) any fraud that involves the Company’s or any of its Subsidiaries’ management who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any of its Subsidiaries, or (ii) any allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in any material questionable accounting or auditing practices that violate applicable Law. Since December 31, 2021, no attorney or auditor representing the Company or any of its Subsidiaries, whether or not employed by the Company or any such Subsidiaries, has reported a material violation of securities Laws, breach of fiduciary duty or similar material violation by the Company or any of its Subsidiaries to the Company Board, any board of directors of any Subsidiary, or any committee thereof or to any director or officer of the Company or any of its Subsidiaries.

Section 3.10. Absence of Changes. Except as set forth on Section 3.10 of the Company Disclosure Schedules, since December 31, 2021, (a) to the date of this Agreement the Company and its Subsidiaries have operated their business in the Ordinary Course and collected receivables and paid payables and similar obligations in the Ordinary Course, and (b) there has not been any occurrence of any Company Material Adverse Effect.

Section 3.11. Actions. There is no Action in excess of Fifty Thousand Dollars ($50,000) pending or, to the Knowledge of the Company, threatened in writing against or affecting the Company or any of its Subsidiaries, or any of their respective directors or officers (in their capacity as such). There is no material judgment or award unsatisfied against the Company or any of its Subsidiaries, nor is there any Governmental Order in effect and binding on the Company or any of its Subsidiaries or their respective directors or officers (in their capacity as such) or assets or properties. With respect to the Company and each of the Subsidiaries, no Order has been made, petition presented and received, resolution passed or meeting convened for the purpose of considering a resolution for the winding up or voluntary liquidation and dissolution of the Company or any of its Subsidiaries or the establishment of a liquidation group of the Company or any of its Subsidiaries, no liquidator, receiver, restructuring officer, inspector or administrator has been appointed for the Company or any of its Subsidiaries nor have any steps taken to appoint a liquidator, receiver, restructuring officer, inspector or administrator, and there are no Actions under any applicable insolvency, bankruptcy or reorganization Laws concerning the Company or any of its Subsidiaries.

Section 3.12. Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities, except for Liabilities (a) set forth in the Freightos HK Financial Statements, (b) incurred since December 31, 2021 in the Ordinary Course, (c) set forth in Section 3.12 of the Company Disclosure Schedules, or (d) which would not be material to the business of the Company and its Subsidiaries, taken as a whole.

Section 3.13. Material Contracts and Commitments.

(a) Except as set forth in Section 3.13(a) of the Company Disclosure Schedules, Neither the Company nor any of its Subsidiaries is a party to or otherwise obligated under any of the following (each, a “Material Contract” and collectively, “Material Contracts”):

(i) any Contract with a Related Party (other than those entered into pursuant to any Benefit Plan, any Contract disclosed in response to Section 3.13(a)(iv) and equity agreements and arrangements entered into by the Company or any Company Subsidiary);

(ii) any Contract for Leased Real Property (each, a “Company Lease”);

(iii) any agreement granting to another Person any power of attorney (whether revocable or irrevocable) or the authority to act for or on behalf of the Company or any of its Subsidiaries;

(iv) any Contract for the employment of any employee or engagement of any individual service provider (A) that, for employees, cannot be terminated by the Company or any of its Subsidiaries, as applicable, on an at-will basis or without prior notice and, for service providers, cannot be terminated by the Company or any of its Subsidiaries, as applicable, on less than sixty (60) days’ notice and (B) provides for annual payments in excess of $200,000;

(v) except for any Indebtedness owed by the Company or any Company Subsidiary to the Company or any other Company Subsidiary, any Contracts evidencing Indebtedness for borrowed money in an amount greater than $1,000,000, and any pledge agreements, security agreements or other collateral agreements in which the Company or any Company Subsidiary granted to any Person a security interest in or lien on any of the property or assets of the Company or any Company Subsidiary;

(vi) any Contract providing for the disposition, merger or similar transaction of any significant portion of the assets, business or Equity Securities of the Company or its Subsidiaries (other than sales of products in the Ordinary Course and this Agreement) or any Contract providing for the acquisition, merger, or similar transaction by the Company or any of its Subsidiaries of the assets, business or Equity Securities of any other Person (other than purchases of immaterial operating assets in the Ordinary Course) in each case to the extent either (A) entered into after January 1, 2019 or (B) pursuant to or in connection with which the Company is subject to any ongoing obligation or Liability;

(vii) any Contract that is a waiver, compromise, or settlement of any dispute, claim, litigation or arbitration with an amount greater than $100,000;

(viii) any Contract which grants a right of first refusal, right of first offer or similar right with respect to any properties, assets or businesses of the Company and its Subsidiaries;

(ix) any Contract that contains a “most favored nation” clause by the Company or one of its Subsidiaries in favor of a third party;

(x) any Contract containing covenants of the Company or any of its Subsidiaries (A) prohibiting or limiting the right of the Company or any of its Subsidiaries to engage in or compete with any Person in any line of business in any material respect, or (B) prohibiting or restricting the Company’s or any Subsidiaries’ ability to conduct their respective business with any Person in any geographic area;

(xi) any Contract with a Major Customer;

(xii) any Contract with a Major Supplier;

(xiii) any Contract with any Governmental Authority;

(xiv) any Contract concerning the operation or establishment of a joint venture, strategic alliance, partnership, or similar arrangement;

(xv) any Contract (other than those entered into pursuant to the Pre-Signing Reorganization or Pre-Closing Restructuring) relating to any winding up, liquidation, dissolution, restructuring, recapitalization or reorganization of the Company or any of its Subsidiaries;

(xvi) any Contract (A) containing a license, sublicense, grant of other rights, creation, development, or acquisition of Intellectual Property to or from the Company or one of its Subsidiaries, (B) in which the Company or any of its Subsidiaries is restricted in, or obligated with respect to or has restricted or obligated another party with respect to, assignment, use, prosecution, maintenance or enforcement of any Intellectual Property owned by the Company or one of its Subsidiaries, or (C) pursuant to which the Company or any of its Subsidiaries settled any dispute or released or was released from any claim of infringement, misappropriation or other violation of Intellectual Property, in each case, other than (x) non-exclusive end user licenses of commercially-available, off-the-shelf Software used solely for the Company or any of its Subsidiaries’ internal use with a total annual cost of less than $150,000, (y) non-exclusive licenses of Intellectual Property to a customer of the Company or any of its Subsidiaries granted in the Ordinary Course, and (z) assignments of Intellectual Property to the Company or any of its Subsidiaries under Contracts with their employees entered into in the Ordinary Course and containing Intellectual Property assignment and confidentiality provisions; or

(xvii) any collective bargaining agreement, neutrality agreement, labor agreement or other Contract of any kind with a Union with respect to any of the employees of the Company or any of its Subsidiaries.

(b) Prior to the date hereof, the Company has Made Available to SPAC correct, complete, and current copies of all Material Contracts (including any material amendments to or modifications thereof) and a written description of each Material Contract that is an oral agreement or arrangement, and none of such Material Contracts has been modified or amended in any material respect.

(c) Each of the Material Contracts to which the Company or a Subsidiary is a party or by which the Company or a Subsidiary is otherwise obligated or any of its assets or properties bound is a valid, binding and enforceable obligation of the Company or such Subsidiary, as applicable and, to the Knowledge of the Company, the other parties thereto, in accordance with its terms and conditions. Except as set forth on Section 3.13(c) of the Company Disclosure Schedules, neither the Company nor any Subsidiary has received any written, or to the Knowledge of the Company, oral notice of any intention by any counterparty thereto to (i) terminate, (ii) elect not to renew, or (iii) materially change the scope of rights under or materially decrease services or supplies to, or usage of the services or products of the Company or any of its Subsidiaries under any such Material Contract. Except as set forth on Section 3.13(c) of the Company Disclosure Schedules, during the last twelve (12) months, no Major Customer or Major Supplier has (A) materially decreased its usage or purchase of the products or services of the Company or any of its Subsidiaries, (B) refused to pay any amount due to the Company or any of its Subsidiaries or exercised any remedy against the Company or any Subsidiary, or (C) been engaged in any dispute or action for non-fulfilment with the Company or any Subsidiary.

Section 3.14. Title to Assets; Sufficiency.

(a) Except as set forth in Section 3.14(a) of the Company Disclosure Schedules, Permitted Encumbrances, and as would not be reasonably expected to materially and adversely impact the Company, taken as a whole, the Company and its Subsidiaries have good and marketable title to and sole and exclusive ownership of all right title and interest in and to (i) all of the assets reflected as being owned by Freightos HK or its Subsidiaries on the Audited Financial Statements for the period ended December 31, 2021, and (ii) all other real, personal, and other property, tangible and intangible, owned by the Company and its Subsidiaries or used by the Company and its Subsidiaries, other than (A) any property or assets leased to the Company or its Subsidiaries or (B) Intellectual Property licensed to the Company or its Subsidiaries (collectively, the “Assets” and, together with the Leased Real Property, the “Property”).

(b) The Property constitutes all material property and property rights used in the conduct of the business of the Company and its Subsidiaries as currently conducted. There exists no condition, restriction or reservation affecting the title to or utility of such Property which would prevent the Company or any of its Subsidiaries from utilizing such Property after the Closing except as would not be reasonably expected to materially and adversely impact the Company, taken as a whole. Upon the Closing, the Company or the applicable Subsidiary shall continue to be vested with good title to, or a valid leasehold interest or license right interest in its Property. Neither the execution or delivery of this Agreement or any of the Transaction Documents to which the Company is a party nor the consummation of the Transaction (either alone or in combination with another Event) would (i) adversely affect the validity of any lease agreement or license agreement to which the Company or any of its Subsidiaries is a party or the leasehold rights of the Company or any of its Subsidiaries thereunder, or (ii) require any consent or notification requirements under any such agreement.

(c) All of the tangible Property, whether owned or leased, has been maintained in accordance with normal industry practice, is in good operating condition and good repair (subject to ordinary and normal wear and tear), and is free from defects other than such minor defects as do not interfere with the intended use thereof in the conduct of normal operations except as would not be reasonably expected to materially and adversely impact the Company, taken as a whole.

Section 3.15. Real Property. Section 3.15 of the Company Disclosure Schedules contains a complete and accurate list as of the date of this Agreement of all premises currently leased or subleased by the Company or any of its Subsidiaries for the operation of the business of the Company or such Subsidiary (the “Leased Real Property”), as well as the current annual rent and term for such Leased Real Property. Neither the Company nor any Subsidiary owns or has ever owned any real property.

Section 3.16. Intellectual Property Rights.

(a) Section 3.16(a) of the Company Disclosure Schedules sets forth (i) a true, complete and accurate list of all Registered IP and (ii) a true, complete and accurate list of all material software included in the Owned IP and incorporated in any Company Products. Section 3.16(a) of the Company Disclosure Schedules accurately summarizes, where applicable, the following for each item of Registered IP: patent number, application number, registration number, filing date, date of issuance, applicant, owner(s), mark or name and country of origin. Either the Company or its applicable Subsidiary has taken steps necessary to make required filings and registrations (and corresponding payments of fees therefor) to Governmental Authorities in connection with patents, registrations and applications for each material item of Registered IP listed or required to be listed on Section 3.16(a) of the Company Disclosure Schedules. Each item of material Owned IP is subsisting and, to the Knowledge of the Company, valid and enforceable and no rights in any such Owned IP have been abandoned or allowed to enter the public domain. Except as set forth in Section 3.16(a) of the Company Disclosure Schedules, the Company and its Subsidiaries exclusively own and possess all right, title and interest in and to all Owned IP, including each item of Registered IP, free and clear of any Encumbrances. The Company and its Subsidiaries have a sufficient right to use all other material Company IP pursuant to a valid and enforceable license or other right (in relation to which there is no current material dispute, neither the Company nor its Subsidiaries nor, to the Knowledge of the Company, any counterparty thereto is in breach, and all relevant payments are up to date), in each case, in the manner in which such Company IP is currently used in their respective businesses. The Company IP constitutes all Intellectual Property used in and material to or otherwise necessary for the continued conduct of the business of the Company and its Subsidiaries after the Closing as conducted prior to the Closing. The consummation of the Transaction will not, and will not give any other Person the right or option to, alter, impair, Encumber or extinguish any rights of the Company or any Subsidiary in any Owned IP or other material Company IP or otherwise affect utility of or prevent the Company and its Subsidiaries from enforcing or exploiting any of their rights with respect to Owned IP or material Company IP after the Closing to substantially the same extent and on the same terms as if the Transaction did not take place.

(b) No funding, facilities or personnel of any Governmental Authority, university, military, educational institution, research center, or other institution or organization have been used, directly or indirectly, to develop or create (including to conceive or first reduce to practice), in whole or in part, any Owned IP in a manner that would give such Governmental Authority, university, military, educational institution, research center, or other institution or organization any license or other right or interest in or to such Owned IP. No Owned IP is or has been subject to any Order that restricts, impairs, or otherwise imposes any obligation with respect to the validity, enforceability, disclosure, use, enforcement, prosecution, maintenance, transfer, licensing, or other exploitation of such Owned IP.

(c) To the Knowledge of the Company, none of: (i) the Company or any of its Subsidiaries, (ii) the operation of the business of the Company and its Subsidiaries, or (iii) the Company Products or the making, using, having made, offering for sale, selling, provision, development or other exploitation of Company Products, violates, infringes, dilutes or misappropriates, or in the six (6) years prior to the date hereof has violated, infringed, diluted or misappropriated any Intellectual Property of any Person, nor has the Company or any of its Subsidiaries received in the six (6) years prior to the date hereof any written notice, request for indemnification or threat relating to any of the foregoing (including in the form of any offer or request to license any Intellectual Property). No Action alleging misappropriation, infringement, dilution or violation by the Company or any of its Subsidiaries of the Intellectual Property of any Person or contesting the validity, ownership, use, registrability or enforceability of any of the Owned IP or the Company’s or any Subsidiary’s rights to use any Owned IP is or during the six (6) years prior to the date hereof has been pending or threatened in writing against the Company or any of its Subsidiaries. To the Knowledge of the Company, no Person is violating, infringing, diluting, or misappropriating or, in the six (6) years prior to the date hereof, has violated, infringed, diluted, misused or misappropriated any Owned IP. During the six (6) years prior to the date hereof, neither the Company nor any of its Subsidiaries has given any written notice to any Person alleging any violation, infringement, dilution or misappropriation of any Owned IP or contesting the validity, ownership, use, registrability or enforceability of any Intellectual Property of any Person, and no Actions relating to the same are or have been pending during the six (6) years prior to the date hereof or threatened in writing by the Company or any of its Subsidiaries.

(d) The Company and its Subsidiaries possess all source code and materials that constitutes Owned IP which are necessary to compile and operate the Company Products as currently compiled and operated by the Company and its Subsidiaries, and documentation therefor is sufficient to enable a programmer of reasonable skill and competence to understand, analyze, modify, and support such Company Products. Neither the Company nor any of its Subsidiaries have disclosed, delivered, licensed or otherwise made available any source code of any Company Product or that is otherwise included in Owned IP to any Person, other than to Persons performing obligations for or on behalf of the Company and its Subsidiaries who have executed or otherwise are subject to a valid and enforceable agreements providing for restrictions on use of, and the nondisclosure of, the source code. The Company and its Subsidiaries do not have a duty or obligation (whether present, contingent or otherwise) to disclose, deliver, license or otherwise make available, any source code included in Owned IP to any Person. No Event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the delivery, license or disclosure of the source code included in Owned IP to any Person. The Company and its Subsidiaries own or have the right to use and exploit, and after Closing, the Company and its Subsidiaries will continue to own or have the right to exploit, each item of the Software used or exploited by or on behalf of the Company or its Subsidiaries in substantially the same manner and to the same extent as it was used and exploited by or on behalf of the Company and its Subsidiaries prior to the Closing.

(e) The Company and its Subsidiaries have taken commercially reasonable actions to maintain and protect all Owned IP, including to effect and maintain ownership, validity and enforceability of all Owned IP, and to protect their rights in and perform their obligations in respect of all other Company IP. All Persons who have participated in the conception or development of any Owned IP embodied in the Company Products or who have otherwise contributed, developed or conceived any Intellectual Property for or on behalf of the Company or any of its Subsidiaries, have done so pursuant to a valid and enforceable agreement that protects the trade secrets and material confidential information of the Company and its Subsidiaries and presently assigns to the applicable Company or Subsidiary exclusive ownership of the Person’s contribution, development and conception, or with respect to consultants, contractors and other vendors of the Company or any of its Subsidiaries grants the Company and its Subsidiaries a valid and enforceable license to use, such Intellectual Property, and no such Person is in breach or other violation of such Person’s obligations under any such agreement. Neither the Company nor any of its Subsidiaries has disclosed any trade secrets constituting Owned IP or any material confidential Company IP to any Person other than pursuant to a valid and enforceable agreement providing for restrictions on use of, and the nondisclosure of, such trade secrets and confidential information. During the six (6) years prior to the date hereof, no Persons who have contributed, developed or conceived any Owned IP have made or threatened in writing any claims with respect to any Owned IP. No Company Product is derived from, includes, or embodies any Intellectual Property created by any current or former employee of the Company or any Subsidiary that is not Owned IP, and neither the Company nor any of its Subsidiaries uses or otherwise employs any Intellectual Property created by any of its current or former employees that is not Owned IP. Neither the Company nor any Subsidiary uses or employs in the conduct of their respective business as currently conducted or proposed to be conducted (including in connection with the sale, license or other provision of Company Products) any Intellectual Property developed by the Company or a Subsidiary for a customer (or otherwise provided by the Company or a Subsidiary to such customer) that the Company or a Subsidiary has assigned or is obligated to assign to such customer.

(f) Neither the Company nor any of its Subsidiaries has distributed, embedded, modified, incorporated or otherwise used any Open Source Software in a manner that would (i) grant or purport to grant to any Person any rights to or immunities under any Owned IP, (ii) require the disclosure or distribution of the source code to any Owned IP, (iii) make available the source code to any Owned IP for the purpose of making derivative works, or (iv) require any Owned IP to be distributed or made available at no or minimal charge. The Company and its Subsidiaries have at all times complied in all material respects with all obligations under any license or agreement pursuant to which the Company or any of its Subsidiaries has obtained any right in or to any third party Software, including Open Source Software.

(g) The Company and its Subsidiaries have implemented and maintained commercially reasonable (i) policies and technical, physical and organizational security measures designed to protect the Company Systems, and (ii) business continuity and disaster recovery plans. The Company and its Subsidiaries have taken commercially reasonable steps to safeguard all Company Systems from the introduction of any Software designed to disable any other Software or any computer or system automatically, with the passage of time, under the positive control of any Person, or otherwise, including any back door, time bomb, drop dead device or similar Software, or any Software enabling unauthorized access to or operation of any other Software or any computer or system, including any virus, trojan horse, worm, or other similar Software. There are and for the past six (6) years have been no defects or other technical problems in any of the Company Systems or any Company Products that would prevent the same from functioning in accordance with their specifications and documentation. The Company and its Subsidiaries have not received any material notice alleging any of the foregoing defects or other technical problems. The Company and its Subsidiaries have at all times owned, leased, licensed, or otherwise maintained the valid, legal right to use and exploit all Company Systems, and have at all times obtained and maintained a sufficient number of licenses (whether licensed by seats or otherwise) for their use and exploitation of all Software (and the equivalent resources, including Software as a service) and Company Systems, except where the failure to do so would not be reasonably expected to be material to the business of the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries have at all times complied with all such licenses in all material respects.

(h) The Company and its Subsidiaries have taken commercially reasonable steps to protect and maintain the Owned IP, including the secrecy, confidentiality and value of any Trade Secrets contained therein.

(i) All Company Systems and Company Products have at all times operated in all material respects in accordance with their documentation and specifications (including any documentation or specifications provided to customers and potential customers of the Company and its Subsidiaries). All Company Systems have been maintained in all material respects in accordance with standards set by the manufacturers or otherwise in accordance with reasonable industry standards. During the six (6) years prior to the date of this Agreement, there has been no material failure or other material substandard performance of any Company System.

(j) The Company and its Subsidiaries have a valid right to use, exploit and otherwise Process the Business Data as currently used, exploited and otherwise Processed by and on behalf of the Company and its Subsidiaries and following Closing the Company and its Subsidiaries will continue to have and maintain in all material respects such rights in the same manner and to the same extent as prior to Closing.

Section 3.17. Data Protection.

(a) The Company and each of the Subsidiaries are in compliance with and, in the six (6) years prior to the date hereof, have been in compliance with, all Data Requirements in all material respects. The execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the Transaction will not constitute or result in a breach or violation of any of the Data Requirements in any material respect.

(b) The Company and its Subsidiaries have in place privacy policies regarding the collection, use and disclosure of Personal Data in their possession, custody or control, or otherwise held or Processed on their behalf as required by all Data Requirements. To the Knowledge of the Company, no Business Data has been provided to the Company or any of its Subsidiaries by any Person in violation of any Data Requirements or in a manner inconsistent with such Person’s own data or information privacy or security policies. Except as set forth on Section 3.17(b) of the Company Disclosure Schedules, the Company and its Subsidiaries have maintained all registrations, notices, consents, permissions and authorizations required under, and have otherwise maintained compliance in all material respects with all Data Requirements for the Processing of all Business Data by and on behalf of Company and its Subsidiaries. Such registrations, notices, consents, permissions, authorizations, and other rights will not be affected in any way by the consummation of the Transactions and following the Closing the Company and its Subsidiaries will continue to have and maintain registrations, notices, consents, permissions, authorizations, and other rights necessary to Process all Business Data in the same manner and to the same extent the Business Data was Processed by and on behalf of Company and its Subsidiaries prior to Closing.

(c) The policies of the Company and its Subsidiaries regarding the protection, confidentiality, privacy, or security of data or information and the Processing thereof include, and during the six (6) years prior to the date hereof have included, all policies required by all Data Requirements and the Company and its Subsidiaries are and have at all times in the six (6) years prior to the date hereof remained in compliance with all such policies in all material respects. Without limiting the foregoing, the Company and each of the Subsidiaries have at all times in the six (6) years prior to the date hereof maintained and complied with a written information security program including, and have at all times in the six (6) years prior to the date hereof, otherwise taken commercially reasonable technical, physical, and organizational measures designed to safeguard and assure the availability, integrity, security, and confidentiality of all Business Data and Company Systems and designed to protect all Business Data and Company Systems from and against Security Incidents and reasonably anticipated threats or hazards to the security or integrity of the Business Data or Company Systems.

(d) There is no, and has not in the six (6) years prior to the date hereof been any Action, nor has the Company in the past six (6) years been notified in writing of any other dispute, claim, complaint or demand of any kind pending against the Company or any of its Subsidiaries with respect to any breach or violation of any Data Requirement or relating to any Business Data or the Processing thereof. To the Knowledge of the Company, there are no facts or circumstances that are likely to give rise to any such breach or violation or any such Action, dispute, claim, complaint or demand.

(e) Except as set forth on Section 3.17(e) of the Company Disclosure Schedules, there has been no Security Incident in the six (6) years prior to the date hereof. Neither the Company nor any of its Subsidiaries have received any written notice from a vendor engaged in processing Personal Data on behalf of the Company of the occurrence of any Security Incident in the six (6) years prior to the date hereof. In the six (6) years prior to the date hereof, the Company and its Subsidiaries have not notified and, to the Knowledge of the Company, there have been no facts or circumstances that would require the Company or any of its Subsidiaries to notify any other Person of any Security Incident or any violation of any Data Requirements.

Section 3.18. Labor and Employee Matters.

(a) The Company has provided to SPAC, in each case, as of March 31, 2022: (i) a true and complete list of the Company’s and its Subsidiaries’ employees (pseudonymized to the extent required by applicable Data Requirements); (ii) their dates of employment; (iii) their full-time, part-time or temporary status; (iv) the base compensation of each such employee, including base salary or hourly rate of pay, as applicable, accrued sick leave, accrued recuperation pay, notice period, and vacation days accrued; (v) each such employee’s eligibility for bonus, commissions, social security payments or any other incentive pay or deferred compensation; (vi) the job title or position of each such employee and full-time, part-time or hourly status; (vii) the employing entity and work location of each such employee; (viii) the classification of each such employee as either exempt or non-exempt from the overtime requirements under any applicable Law; (ix) their visa status, if applicable; and (x) the applicable pension plan or social security plans that the employees are enrolled in and social benefits participation (including with respect to whether a managers insurance, pension fund, education fund is maintained with respect to such employee), their respective contribution rates and the salary basis for such contributions; with respect to the Israeli company, whether such employee has been treated as subject to Section 14 Arrangement under the Israeli Severance Pay Law—1963 (“Section 14 Arrangement”) (and, to the extent such employee has been treated as subject to the Section 14 Arrangement, an indication of whether such arrangement has been applied to such person from the commencement date of their employment and on the basis of their entire salary).

(b) Section 3.18(b) of the Company Disclosure Schedules sets forth, as of the date of this Agreement, a true and complete list of all of the Company’s and its Subsidiaries’ contractors or consultants who are providing services on an individual basis.

(c) Section 3.18(c) of the Company Disclosure Schedules sets forth a complete and correct list of each Benefit Plan (excluding any Benefit Plan which (x) is terminable without any obligation on the part of the Company or any Subsidiary to make any payments, provide more than sixty (60) days’ prior notice or provide any benefits in connection with such termination, (y) does not contain termination entitlements that exceed applicable statutory minimums or retention, change in control or other transaction-related bonus entitlements, or (z) requires notice in accordance with Law). To the extent applicable with respect to each Benefit Plan, true, correct and complete copies of the most recent documents described below have been delivered or Made Available to SPAC: (i) all plan documents and amendments thereto (or, in the case of unwritten plans, a written description thereof) and any related insurance policies, trust agreements and other funding arrangements; (ii) current summary plan descriptions and any summaries of material modifications; (iii) IRS determination or opinion letter and any outstanding request for a determination letter; (iv) the three (3) most recent annual reports (Form 5500 series) with respect to any Benefit Plan; (v) the most recent financial statements with respect to any Benefit Plan; (vi) all non-routine correspondence received from, the IRS, U.S. Department of Labor, or any other Governmental Authority with respect to any Benefit Plan within the last three (3) years; and (vii) any material administrative agreements with respect to any Benefit Plan, in each case, as of the date of this Agreement.

(d) The Company and each of its Subsidiaries is, and for the five (5) years prior to the date hereof has been, in material compliance with all applicable Law related to labor or employment, including, without limitation, provisions thereof relating to wages and payrolls, bonuses, wage deductions, working hours and resting hours, overtime, working conditions, benefits (including maternity benefits, employee state insurance, gratuity, medical insurance, and other social security benefits), social benefits, recruitment, fixed-term employment contracts, internships, services contracts with temporary employment agencies, subcontracting, retrenchment, retirement, pension, minimum employment and retirement age, equal opportunity, discrimination, termination of employment, leaves of absence, whistle-blowing, harassment, privacy, worker classification, occupational health and safety, wrongful discharge, layoffs or plant closings, immigration, employees provident fund, social security (including having no outstanding debt with respect to Social Security), union organizing and collective bargaining, trade union, compulsory employment insurance, work and residence permits, public holiday and leaves (including leave encashment), anti-sexual harassment Laws and policies, labor disputes, statutory labor or employment reporting and filing obligations and contracting arrangements. There is no pending or, to the Knowledge of the Company, threatened Action relating to the violation of any applicable Law by the Company or any of its Subsidiaries related to labor or employment, including, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage or hour violations, unpaid wages or commissions, wrongful termination or any other employment-related matter arising under applicable Law (including social security and health and safety) filed by any of its current or former employees, directors, officers or individual service providers with any

Governmental Authority or the Company or any of its Subsidiaries and, to the Knowledge of the Company there is no charge or complaint filed by any Governmental Authority against the Company or any of its Subsidiaries. The Company and its Subsidiaries are in material compliance with Laws respecting the proper classification for all purposes (including (i) for Tax purposes, (ii) for purposes of minimum wage and overtime and (iii) for purposes of determining eligibility to participate in any statutory and non-statutory Benefit Plan) of all Persons who have performed services for or on behalf of each such entity have properly withheld and paid all applicable Taxes in the past five (5) years in all material respects. The Spanish Subsidiary has not experienced any union organization attempts, material labor disputes or material work stoppage or material slowdowns due to labor disagreements. To the Knowledge of the Company, there is no labor strike, material dispute, material work stoppage or material slowdown pending or threatened against the Spanish Subsidiary.

(e) (i) Each of the Benefit Plans has been operated and administered in accordance with its terms, and is in material compliance with all applicable Law, and all contributions to each such Benefit Plan have been timely made, and, to the Knowledge of the Company, no event, transaction or condition has occurred or exists that would result in any Liability to any of the Company and any of its Subsidiaries under such Benefit Plan; (ii) there is no pending or, to the Knowledge of the Company, threatened Actions involving any Benefit Plan (except for routine claims for benefits payable in the normal operation of any Benefit Plan) and to the Knowledge of the Company, no facts or circumstances exist which could give rise to any such Actions; (iii) no Benefit Plan is under investigation or audit by any Governmental Authority and, to the Knowledge of the Company, no such investigation or audit is contemplated or under consideration; (iv) to the extent applicable, the Company, its Subsidiaries and each Benefit Plan are in compliance with the Patient Protection and Affordable Care Act of 2010 (“PPACA”) or any other applicable Laws, and no Event has occurred, and no condition or circumstance exists, that could reasonably be expected to subject the Company, any ERISA Affiliate or any Benefit Plan to any Liability for penalties or excise Taxes under Section 4980D or 4980H of the Code or any other provision of the PPACA; and (v) the Company and each of its Subsidiaries, to the extent applicable, is in compliance with all applicable Laws and Contracts relating to its provision of any form of social insurance, and has paid, or made provision for the payment of, all social insurance contributions required under applicable Law and Contracts.

(f) Neither the execution or delivery of any of the Transaction Documents to which the Company is a party nor the consummation of the transactions contemplated thereunder (either alone or in combination with another event) would reasonably be expected to (i) result in any payment or benefit becoming due or payable to any current or former director, officer, employee, or individual service provider of the Company or any of its Subsidiaries; (ii) increase the amount of compensation or any benefits otherwise payable under any of the Benefit Plans; (iii) result in any acceleration of the time of payment, exercisability, funding or vesting of, or provide any additional rights or benefits with respect to, any compensation or benefits payable to any current or former director, officer, employee or individual service provider of the Company or its Subsidiaries; (iv) limit or restrict the ability of the Company to merge, amend, or terminate any Benefit Plan; or (v) result in any “excess parachute payments” within the meaning of Section 280G(b) of the Code.

(g) Each Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder and under any other applicable regulations. No Company Option or any other grant of equity, equity-based rights, equity derivatives or options to purchase Company equity has been backdated or has been granted with a purchase price that is less than the fair market value of such equity as of the applicable grant date in a jurisdiction in which doing so would be in violation of applicable Law.

(h) The Company and its Subsidiaries do not have any obligation to “gross-up” or otherwise indemnify any individual for any excise Tax imposed under Sections 4999 or 409A of the Code.

(i) Neither the Company nor any of its Subsidiaries nor any ERISA Affiliate has ever maintained, contributed to, participated in, sponsored or otherwise had any liability with respect to: (i) a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; or (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210 of ERISA. No Benefit Plan provides life, health or other welfare benefits to former or retired employees of the Company or any Subsidiary, and neither the Company nor any of its Subsidiaries has any liability or obligation to provide life, medical or other welfare benefits to former or retired employees, other than pursuant to COBRA or applicable Laws which require limited continuation of coverage for such benefits.

(j) All Benefit Plans covering employees outside of the United States (i) have been maintained, operated and funded in accordance with applicable Law (including applicable Tax withholding and reporting requirements and applicable legal filings), (ii) if they are intended to qualify for special Tax treatment, have met all material requirements for such treatment and (iii) if they are intended to be funded or book-reserved, are funded or book reserved based on common actuarial assumptions. To the Knowledge of the Company, no set of circumstances exists and no Event has occurred that would reasonably be expected to result in the Company, any of its Subsidiaries, SPAC, or any such Benefit Plan being required to pay any material Tax or penalty under applicable Law.

(k) Except as set forth on Section 3.18(k) of the Company Disclosure Schedules, the Company and each of its Subsidiaries is not now, and never has been, a party to or bound by any collective bargaining agreement or other Contract, or any duty to bargain, with any Union regarding any employees of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is negotiating any collective bargaining agreement or other Contract with any Union with respect to any employees of the Company or any of its Subsidiaries. To the Knowledge of the Company, (i) there is no effort currently being made or threatened by or on behalf of any Union to organize any employees of the Company or any of its Subsidiaries, and (ii) no Union representation proceeding is pending or threatened before any Governmental Authority. There are no material labor disputes (including any work slowdown, lockout, stoppage, picketing or strike) pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. No notice, consent, consultation or bargaining obligations with respect to any employee of the Company or any of its Subsidiaries or any Union will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the transactions contemplated hereby. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is subject to any extension order (in Hebrew: “Tzavei Harchava”) except for extension orders applicable to all employees in Israel.

(l) The Company and each of its Subsidiaries has been in material compliance, and have been in material compliance for the past four (4) years, with Laws with respect to the authorization of employees to work in their respective jurisdictions.

Section 3.19. Brokers. Except as set forth in Section 3.19 of the Company Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transaction contemplated based upon arrangements made by and on behalf of the Company or any of its Controlled Affiliates.

Section 3.20. Environmental Matters.

(a) The Company and each of its Subsidiaries is in compliance in all material respects with the applicable Environmental Laws in the respective jurisdictions where they conduct their business, including obtaining and complying in all material respects with all permits, licenses, consents and other authorizations required pursuant to applicable Environmental Laws for the lawful operation of their business as currently conducted. Neither the Company nor any of its Subsidiaries has in the three (3) years prior to the date hereof received any written notice of any actual or alleged material non-compliance with or material liability under Environmental Laws that has not been resolved.

(b) Neither the Company nor any of its Subsidiaries has in the three (3) years prior to the date hereof received any written notice of (i) any actual or alleged material non-compliance with or material liability under Environmental Laws or (ii) any civil, criminal, arbitration or administrative or other legal proceedings or investigations under any Environmental Laws, which are current, pending or threatened.

(c) Neither the Company nor any of its Subsidiaries has assumed, undertaken or otherwise agreed by Contract to indemnify any other Person relating to any Liability arising from any Environmental Laws.

Section 3.21. Insurance.

(a) Section 3.21(a) of the Company Disclosure Schedules sets forth a true and accurate list, including, without limitation, the named insured, the name of the issuing issuer, the policy period, premiums, limits and whether the policy is occurrence-based or claims-made, of all insurance policies maintained by, on behalf of or for the benefit of the Company and each of its Subsidiaries or which provides coverage in respect of the business, operations, assets or liabilities of the Company or any of its Subsidiaries, in each case as of the date hereof (the “Insurance Policies”). The Insurance Policies cover such risks as are customarily carried by Persons conducting business in the industries and geographies in which the Company and its Subsidiaries operate and provide coverages as required by applicable Governmental Authorities, applicable Laws and any Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective assets or properties is bound. Each of the Insurance Policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement. Neither the Company nor any of its Subsidiaries (a) are in default under any Insurance Policy or (b) has received any notice that any Insurance Policy will be or has been cancelled, terminated or will not be renewed on substantially the same terms as are now in effect.

(b) No circumstances exist that would reasonably be expected to give rise to a claim under any Insurance Policy, and to the Company’s Knowledge, there are no circumstances which might lead to any liability under any Insurance Policy being avoided or rendered unenforceable by the relevant insurers or otherwise materially reduce the amount recoverable under any policy of this type. Section 3.21(b) of the Company Disclosure Schedules contains a list of all pending claims and all claims submitted during the past five (5) years under any Insurance Policy. No insurer has questioned, denied or disputed (or otherwise reserved its rights with respect to) the coverage of any claim under the Insurance Policies over the past five (5) years. None of the Insurance Policies have had their limits exhausted or materially reduced.

Section 3.22. Company Related Parties. Except as set forth in Section 3.22 of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries is presently or has engaged in any transactions, including any Contract, with Related Parties (a) that would be required to be disclosed in the Registration Statement or (b) in the past three (3) years (i) providing for the furnishing of services by (other than as officers, directors or employees of the Company or its Subsidiaries), (ii) providing for the rental of Property (including Intellectual Property) from or (iii) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Company or its Subsidiaries in the Ordinary Course), any Related Party or any Person in which any Related Party has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Party has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). The Assets do not include any receivable or other obligation from a Related Party, and the Liabilities of the Company and the Subsidiaries do not include any payable or other obligation or commitment to any Related Party.

Section 3.23. Proxy/Registration Statement. The information supplied or to be supplied by the Company, any of its Subsidiaries or their respective Representatives in writing specifically for inclusion in (a) the Registration Statement, (b) any current report on Form 8-K, and in any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange (including the SEC) with respect to the Transaction, or (c) the mailings or other distributions to SPAC Shareholders and/or prospective investors and the Company Shareholders with respect to the Transaction will, when filed, made available, mailed or distributed, or at the time of the Company Shareholders’ Meeting or the SPAC Shareholders’ Meeting, as the case may be, does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC, its Affiliates or their respective Representatives.

Section 3.24. Foreign Private Issuer; Emerging Growth Company. The Company is and shall be at all times commencing from the date thirty (30) days prior to the first filing of the Registration Statement with the SEC through the Closing, (a) a foreign private issuer as defined in Rule 405 under the Securities Act and (b) an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

Section 3.25. Private Placement. With respect to the PIPE Investor and assuming the accuracy of the representations set forth in Section 4.18, the PIPE Subscription Agreement with the PIPE Investor is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any material respect. There are no other agreements, side letters or arrangements between the Company and any Investor relating to the PIPE Subscription Agreement that could affect in any material respect the obligation of the PIPE Investor to fund the applicable portion of the investment amount set forth in the PIPE Subscription Agreement. To the Knowledge of the Company, no Event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach under any material term or condition of the PIPE Subscription Agreement and, as of the date of this Agreement, the Company does not have a reason to believe that the PIPE Investor will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in the PIPE Subscription Agreement.

Section 3.26. Acknowledgement of No Other Representations or Warranties. The Company acknowledges and agrees that, (a) except for the representations and warranties contained in Article IV or in any Transaction Document, neither SPAC nor any of its Affiliates or Representatives makes or has made, nor is the Company relying on, and expressly disclaims any reliance on, any representation or warranty, either express or implied, concerning SPAC or any of its businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects or the transactions contemplated by this Agreement, and (b) the Company hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information communicated, or furnished (orally or in writing) by SPAC or any of its Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Company by any Representative of SPAC) except for the representations and warranties expressly set forth in Article IV or in any Transaction Document. Subject to all of the foregoing provisions of this Section 3.26, each of the Company, Merger Sub I, Merger Sub II and SPAC retains all of its rights and remedies with respect to claims based on fraud.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SPAC

Except (a) as set forth in any SPAC SEC Filings filed or submitted on or prior to the date hereof (excluding (i) any disclosures in any risk factors section that do not constitute statements of fact, any disclosures in any forward-looking statements disclaimer and any other disclosures that are generally cautionary, predictive or forward-looking in nature and (ii) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such SPAC SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 4.1, Section 4.2 and Section 4.11); (b) as set forth in the disclosure schedules delivered by SPAC to the Company on the date of this Agreement (the “SPAC Disclosure Schedules”) or (c) as otherwise explicitly contemplated by this Agreement, SPAC represents and warrants to the Company as of the date of this Agreement as follows:

Section 4.1. Organization, Good Standing, Corporate Power and Qualification. SPAC is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted. SPAC is duly licensed or qualified and in good standing (to the extent such concept is applicable in such Subsidiary’s jurisdiction of formation) as a foreign or extra-provincial corporation in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to SPAC. Prior to the execution of this Agreement, a true and correct copy of the SPAC Charter has been made available by or on behalf of SPAC to the Company, the SPAC Charter is in full force and effect, and SPAC is not in default of any term of provision of the SPAC Charter in any material respect. SPAC is not insolvent, bankrupt or unable to pay its debts as and when they are due.

Section 4.2. Capitalization and Voting Rights.

(a) The authorized share capital of SPAC consists of (i) 100,000,000 SPAC Ordinary Shares, and (ii) 1,000,000 SPAC Preference Shares. The issued and outstanding Equity Securities of SPAC are set forth on Section 4.2(a) of the SPAC Disclosure Schedules. There are no issued or outstanding SPAC Preference Shares. All outstanding SPAC Shares are duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right, or any similar right under any provision of the Cayman Act, Organizational Documents of SPAC, or any Contract to which SPAC is a party. None of the outstanding SPAC Securities have been issued in violation of any applicable securities Laws in any material respect.

(b) Except as set forth in Section 4.2(b) of the SPAC Disclosure Schedules, and other than the Private Placement, there are no: (i) outstanding subscriptions, options, warrants, rights or other securities (including debt securities) of SPAC exercisable or exchangeable for SPAC Shares, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), (ii) plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other Equity Securities of SPAC, or for the repurchase or redemption by SPAC of shares or other Equity Securities of SPAC or the value of which is determined by reference to shares or other Equity Securities of SPAC, and (iii) there are no voting trusts, proxies or agreements of any kind which may obligate SPAC to issue, purchase, register for sale, redeem or otherwise acquire any SPAC Shares or other Equity Securities of SPAC.

(c) Since the date of formation of SPAC, and except as contemplated by this Agreement, SPAC has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed, or otherwise acquired any of its shares, and SPAC’s Board has not authorized any of the forgoing.

Section 4.3. Corporate Structure; Subsidiaries. SPAC has no Subsidiaries and does not own, directly or indirectly, any Equity Securities or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. SPAC is not obligated to make any investment in or capital contribution to or on behalf of any other Person.

Section 4.4. Authorization. SPAC has all requisite corporate power and authority to execute and deliver this Agreement and each Transaction Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transaction, subject to obtaining the Required SPAC Shareholder Approval. The execution and delivery of this Agreement and each Transaction Document to which SPAC is a party and the consummation of the Transaction (a) have been duly and validly authorized by the SPAC Board and (b) other than the Required SPAC Shareholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of SPAC are necessary to authorize the execution and delivery of this Agreement and each Transaction Document to which it is a party or to consummate the Transaction. On or prior to the date of this Agreement, the SPAC Board, at a duly called and held meeting, unanimously (i) determined that this Agreement and the Transaction, including the Merger, are in the best interests of SPAC, (ii) approved and adopted this Agreement, (iii) recommended that the SPAC Shareholders vote in favor of the approval of this Agreement, the Merger and the other SPAC Shareholder Approval Matters (the “SPAC Recommendation”), and (iv) directed that this Agreement and the SPAC Shareholder Approval Matters be submitted to the SPAC Shareholders for their approval. This Agreement has been, and each Transaction Document to which SPAC is a party shall be when delivered, duly and validly executed and delivered by SPAC and, assuming the due authorization, execution and delivery of this Agreement and such Transaction Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.5. Governmental Approvals. No consent of any Governmental Authority is required to be obtained or made in connection with the execution, delivery or performance by SPAC of this Agreement and each Transaction Document to which it is a party or the consummation by SPAC of the Transaction, other than (a) pursuant to Antitrust Laws, (b) such filings as expressly contemplated by this Agreement, (c) any filings required with NASDAQ or the SEC with respect to the Transaction, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such consents or to make such filings or notifications, would not reasonably be expected to have a SPAC Material Adverse Effect.

Section 4.6. Non-Contravention. The execution and delivery by SPAC of this Agreement and each Transaction Document to which it is a party, the consummation by SPAC of the Transaction, and compliance by SPAC with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Organizational Documents of SPAC, (b) subject to obtaining the consents from or making any filings with the Governmental Authorities referred to in Section 4.5, and the waiting periods referred to therein having expired, and any condition precedent to such consent or waiver having been satisfied, conflict with or violate any Law, Order or consent applicable to SPAC or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by SPAC under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of SPAC under, (viii) give rise to any obligation to obtain any third party consent from any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract to which SPAC is a party, except for any deviations from any of the foregoing clauses (b) or (c) that would not reasonably be expected to have a SPAC Material Adverse Effect.

Section 4.7. Tax Matters.

(a) All income and other material Tax Returns required to be filed by or with respect to SPAC have been filed within the requisite period (taking into account any valid extensions). Such Tax Returns are true, correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All material Taxes due and payable by SPAC (regardless of whether shown as due on a Tax Return) have been timely paid. SPAC has withheld and paid over to the appropriate Tax Authority all material Taxes that it is required to withhold from amounts paid or owing to any employee, independent contractor, member, equityholder, creditor or other Person, and has otherwise complied in all material respects with all applicable withholding and related reporting requirements with respect to such Taxes.

(b) No deficiencies for any material amount of Taxes against SPAC have been asserted, claimed, proposed or assessed in writing by any Tax Authority that remain unpaid. No written notice of any action, audit, assessment or other proceeding, in each case that is currently pending or has been made in the preceding three (3) years, with respect to such Tax Returns or any Taxes of SPAC has been received from, any Tax Authority. No dispute or assessment relating to such Tax Returns or such Taxes with any such Tax Authority is currently outstanding.

(c) No material claim has been made by a Tax Authority in a jurisdiction where SPAC does not file Tax Returns that SPAC is or may be subject to taxation by that jurisdiction, which such claim is currently outstanding.

(d) There are no Encumbrances for material Taxes (other than Encumbrances for Taxes not yet due and payable) upon the assets of SPAC.

(e) SPAC has not been a member of an affiliated, consolidated, unitary or similar Tax group and otherwise does not have any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. Tax Law, as a transferee or successor, or by Contract (including any Tax sharing, allocation or similar agreement or arrangement but excluding any commercial Contract entered into in the Ordinary Course and not primarily relating to Taxes).

(f) SPAC has not been a party to a transaction that is or is substantially similar to a “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2) or any transaction requiring disclosure under analogous provisions of state, local or non-U.S. Law.

(g) SPAC does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized. SPAC is a Tax resident of the Cayman Islands.

(h) For U.S. federal income Tax purposes, SPAC is, and has been since the effective date of its formation, classified as an association taxable as a corporation. SPAC has not taken any action (or permitted any action to be taken), and is not aware of any fact or circumstance, that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment. To the Knowledge of SPAC, no SPAC Shareholder or Investor has entered into, or has any current plan or intention to enter into, any Contract, agreement, commitment or arrangement to dispose of any Company Securities received in the Transaction.

(i) SPAC has not requested any private letter ruling, technical advice memorandum, closing agreement, settlement agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, which such request is currently outstanding.

(j) SPAC is a non-Israeli resident company that has no activities in Israel, and its activity is controlled and managed outside of Israel.

(k) For the two (2) years prior to the date hereof, SPAC was not a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

Section 4.8. Financial Statements.

(a) The financial statements of SPAC contained in SPAC SEC Filings (the “SPAC Financial Statements”) (i) have been prepared in accordance with the books and records of SPAC, (ii) fairly present in all material respects the financial condition of SPAC on a consolidated basis as of the dates indicated therein, and the results of operations and cash flows of SPAC on a consolidated basis for the periods indicated therein, (iii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to SPAC, in effect as of the respective dates thereof (including, to the extent applicable to SPAC, Regulation S-X).

(b) SPAC has in place disclosure controls and procedures that are (i) designed to reasonably ensure that material information relating to SPAC is made known to the management of SPAC by others within SPAC; and (ii) effective in all material respects to perform the functions for which they were established. SPAC maintains a system of internal accounting controls sufficient to provide reasonable assurance that (w) transactions are executed in accordance with management’s general or specific authorizations, (x) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (y) access to assets is permitted only in accordance with management’s general or specific authorization and (z) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c) Except to the extent reflected or reserved against in the SPAC Financial Statements, SPAC has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the SPAC Financial Statements, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since SPAC’s formation in the Ordinary Course. SPAC does not maintain any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities Act.

(d) Since SPAC’s formation, none of SPAC’s directors has been made aware of (i) any fraud that involves SPAC’s management who have a role in the preparation of financial statements or the internal accounting controls utilized by SPAC or (ii) any allegation, assertion or claim that SPAC has engaged in any material questionable accounting or auditing practices which violate applicable Law.

Section 4.9. Absence of Changes. Since December 31, 2021, (i) to the date of this Agreement, SPAC has operated its business in the Ordinary Course, and (ii) there has not been any SPAC Material Adverse Effect.

Section 4.10. Actions. (a) There is no Action pending or, to the Knowledge of SPAC, threatened in writing against or affecting SPAC, or any of its directors or officers (in their capacity as such) and (b) there is no judgment or award unsatisfied against SPAC, nor is there any Governmental Order in effect and binding on SPAC or its directors or officers (in their capacity as such) or assets or properties, except in each case, as would not, individually or in the aggregate, (i) have, or reasonably be expected to have, a material adverse effect on the ability of SPAC to enter into and perform its obligations contemplated hereby, or (ii) be or reasonably be expected to be material to SPAC. No order has been made, petition presented and received by SPAC, resolution passed or meeting convened for the purpose of considering a resolution for the winding up or voluntary liquidation and dissolution of SPAC or the establishment of a liquidation group, no liquidator, receiver, restructuring officer, inspector or administrator has been appointed for SPAC nor to the Knowledge of SPAC steps taken to appoint a liquidator, receiver, restructuring officer, inspector or administrator, and to the Knowledge of SPAC there are no Actions under any applicable insolvency, bankruptcy or reorganization Laws concerning SPAC.

Section 4.11. Brokers. Except as set forth in Section 4.11 of the SPAC Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transaction contemplated based upon arrangements made by and on behalf of SPAC or any of its Affiliates.

Section 4.12. Proxy/Registration Statement. The information supplied or to be supplied by SPAC, its Affiliates or their respective Representatives in writing specifically for inclusion in the Registration Statement shall not, at (a) the time the Registration Statement is declared effective, (b) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to (i) the SPAC Shareholders and (ii) the Company Shareholders, and (c) the time of (i) the SPAC Shareholders’ Meeting and (ii) the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, SPAC makes no representation, warranty or covenant with respect to any information supplied by or on behalf of Company, its Subsidiaries or their respective Affiliates or Representatives. All documents that SPAC is responsible for filing with the SEC in connection with the Transaction will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

Section 4.13. SEC Filings. SPAC has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed or furnished by it with the SEC, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing or furnishing through the date of this Agreement, the “SPAC SEC Filings”). Each of the SPAC SEC Filings, as of the respective date of such SPAC SEC Filing, and as of the date of any amendment, complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act applicable to such SPAC SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the SPAC SEC Filings did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any SPAC SEC Filing. To the Knowledge of SPAC, none of the SPAC SEC Filings filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement.

Section 4.14. Trust Account. As of May 27, 2022, SPAC has an amount of assets in the Trust Account at least equal to $116,232,130. The funds held in the Trust Account are invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and are held in trust pursuant to the Trust Agreement. The Trust Agreement has not been amended or modified and is in full force and effect and is a legal, valid and binding obligation of SPAC and the Trustee, enforceable in accordance with its terms. SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist any Event which, with the giving of notice or the lapse of time, would constitute such a breach or default by SPAC or the Trustee. There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SPAC SEC Filings to be inaccurate in any material respect or that would entitle any Person (other than (a) in respect of deferred underwriting commissions or Taxes, (b) the holders of SPAC Ordinary Shares prior to the First Effective Time who shall have elected to redeem their SPAC Ordinary Shares pursuant to the Organizational Documents of SPAC or (c) if SPAC fails to complete a Business Combination within the allotted time period and liquidates the Trust Account, subject to the terms of the Trust Agreement, SPAC in limited amounts to permit SPAC to pay the expenses of the Trust Account’s liquidation and dissolution, and then SPAC’s Public Shareholders) to any portion of the funds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payment to SPAC Shareholders who have validly exercised their redemption rights pursuant to the SPAC Charter. As of the date hereof, there are no Actions pending or, to the Knowledge of SPAC, threatened with respect to the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than amounts payable (v) for Taxes, (w) to the SPAC Shareholders who shall have exercised their redemption rights pursuant to the SPAC Charter, (x) with respect to filings, applications and/or other actions taken pursuant to this Agreement required under Law, (y) to the Trustee for fees and costs incurred in accordance with the Trust Agreement, and (z) to third parties (e.g., professionals, printers, etc.) who have rendered services to SPAC in connection with its efforts to effect the Merger. As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, and other than payments to fund Redemptions, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC at the First Effective Time.

Section 4.15. Investment Company Act; JOBS Act. SPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act. SPAC constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 4.16. Business Activities.

(a) Since its incorporation, SPAC has not conducted any business activities other than activities related to SPAC’s IPO or directed toward the accomplishment of a Business Combination. Except as set forth in the SPAC Charter or as otherwise contemplated by the Transaction Documents and the Transaction, there is no Contract to which SPAC is a party which has or would reasonably be expected to have the effect of prohibiting or impairing in any material respect any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Closing.

(b) Except for the Transaction, SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement, Transaction Documents, and the Transaction, SPAC has no material interests, rights, obligations or Liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination.

Section 4.17. NASDAQ Quotation. SPAC Ordinary Shares, SPAC Warrants and SPAC Units are each registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ under the symbols “GIAC,” “GIACW” and “GIACU,” respectively. SPAC has not received any written deficiency notice from NASDAQ relating to the continued listing requirements of such SPAC Securities. The SPAC Securities are in compliance with all of the applicable corporate governance rules of NASDAQ.

Section 4.18. Private Placement.

(a) SPAC has delivered to the Company true, correct and complete copies of the Forward Purchase Agreement and the Backstop Subscription Agreement, pursuant to which the Investors have committed to provide equity financing to SPAC and/or the Company solely for purposes of consummating the Transaction. With respect to each Investor, the Forward Purchase Agreement or the Backstop Subscription Agreement, as applicable, with such Investor is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any material respect. As of the date of this Agreement, each of the Forward Purchase Agreement and the Backstop Subscription Agreement is a legal, valid and binding obligation of SPAC and, to the Knowledge of SPAC, each Investor. To the Knowledge of SPAC, (i) neither the execution or delivery by any party thereto nor the performance of any party’s obligations under the Forward Purchase Agreement or Backstop Subscription Agreement, as applicable, violates any Laws, and (ii) the Forward Purchase Agreement and the Backstop Subscription Agreement contain all of the conditions precedent (other than the conditions contained in the other Transaction Documents) to the obligations of the Investors to fund the applicable portion of the investment amounts set forth in the Forward Purchase Agreement and the Backstop Subscription Agreement on the terms contained therein.

(b) With respect to the PIPE Investor and assuming the accuracy of the representations set forth in Section 3.25, (i) the PIPE Subscription Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any material respect and (ii) the PIPE Subscription Agreement is a legal, valid and binding obligation of SPAC and, to the Knowledge of SPAC, the PIPE Investor. To the Knowledge of SPAC, (i) neither the execution or delivery by any party thereto nor the performance of any party’s obligations under the PIPE Subscription Agreement violates any Laws, and (ii) the PIPE Subscription Agreement contains all of the conditions precedent (other than the conditions contained in the other Transaction Documents) to the obligations of the PIPE Investor to fund the applicable portion of the investment amount set forth in the PIPE Subscription Agreement on the terms therein.

(c) There are no other agreements, side letters or arrangements between SPAC and any Investor relating to any Subscription Agreement that could affect in any material respect the obligation of such Investor to fund the applicable portion of the investment amount set forth in the Subscription Agreement of such Investor; provided, however SPAC may assign any of its rights and obligations under any Subscription Agreement to the Company prior to or concurrently with the Closing. To the Knowledge of SPAC, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach under any material term or condition of any Subscription Agreement and, as of the date of this Agreement, SPAC does not have a reason to believe that any Investor will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement.

Section 4.19. SPAC Related Parties. Except as described in the SPAC SEC Filings and for the Contracts contemplated by this Agreement, there are no Contracts between SPAC, on the one hand, and any Related Party, on the other hand.

Section 4.20. Acknowledgement of No Other Representations or Warranties.

(a) SPAC has conducted its own independent investigation, review, and analysis of the businesses, operations, results of operations, financial condition, assets, liabilities, and prospects of the Company and its Subsidiaries, to the extent necessary and appropriate for SPAC to make a reasonably informed decision with respect to whether to enter into this Agreement. SPAC acknowledges and agrees that it and its Affiliates and Representatives have been provided with all access that it has requested through the date hereof to the personnel, properties, and records of the Company and its Subsidiaries.

(b) SPAC acknowledges and agrees that, except for the representations and warranties contained in Article III and Article V (including the related portions of the Company Disclosure Schedules, in any certificate delivered to SPAC pursuant hereto), (i) neither the Company, its Subsidiaries, nor any of their respective Affiliates or Representatives makes or has made, nor is SPAC relaying on, and SPAC expressly disclaims any reliance on, any representation or warranty, either express or implied, of any kind whatsoever, including without limitation any representation or warranty concerning (A) the Company or any of its Subsidiaries; (B) any of the Company’s or any of its Subsidiaries’ respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise), or prospects; or (C) the transactions contemplated by this Agreement, and (ii) the Company, the Subsidiaries of the Company and each of their respective Affiliates and Representatives hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information communicated, or furnished (orally or in writing) by the Company, the Subsidiaries of the Company and each of their respective Affiliates and Representatives (including any opinion, information, projection, or advice that may have been or may be provided to SPAC by any Representative of the Company or any of its Subsidiaries or Affiliates).

(c) Without limiting the generality of clauses (a) and (b) above, SPAC acknowledges and agrees that (i) in connection with its investigation of the Company and its Subsidiaries, SPAC has received from or on behalf of the Company certain projections, including projected statements of operating revenues and income from operations of the Company and its Subsidiaries and certain business plan information of the Company and its Subsidiaries, (ii) there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that SPAC is familiar with such uncertainties, and that SPAC is making its own evaluation of the adequacy and reasonableness of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, and forecasts), (iii) except for the representations and warranties contained in Article III and Article V (including the related portions of the Company Disclosure Schedules, and any certificate delivered to SPAC pursuant hereto), neither the Company nor any of its Subsidiaries, Affiliates, or Representatives make any representations or warranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and SPAC has not relied thereon, and (iv) SPAC will have no claim against the Company, Merger Sub I, Merger Sub II or any other Person with respect thereto.

(d) Subject to all of the foregoing provisions of this Section 4.20, each of the Company, Merger Sub I, Merger Sub II and SPAC retains all of its rights and remedies with respect to claims based on fraud.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF MERGER SUB I AND MERGER SUB II

Merger Sub I and Merger Sub II hereby jointly and severally represent and warrant to SPAC and the Company as of the date of this Agreement as follows:

Section 5.1. Organization, Good Standing, Corporate Power and Qualification. Merger Sub I is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Merger Sub II is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands.

Section 5.2. Capitalization and Voting Rights.

(a) Capitalization.

(i) As of the date of this Agreement, the authorized share capital of Merger Sub I consists of $50,000 divided into 50,000 shares of $1 par value each, of which one (1) share (the “Merger Sub I Share”) is issued and outstanding as of the date of this Agreement. The Merger Sub I Share (i) has been duly authorized and has been validly allotted and issued and credited as fully paid, (ii) was issued in compliance with applicable Law and the Organizational Documents of Merger Sub I and (iii) was not issued in violation of any Encumbrance, purchase option, call option, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of Merger Sub I, or any other Contract to which Merger Sub I is a party or otherwise bound.

(ii) As of the date of this Agreement, the authorized share capital of Merger Sub II consists of $50,000 divided into 50,000 shares of $1 par value each, of which one (1) share (the “Merger Sub II Share”) is issued and outstanding as of the date of this Agreement. The Merger Sub II Share (i) has been duly authorized and has been validly allotted and issued and credited as fully paid, (ii) was issued in compliance with applicable Law and the Organizational Documents of Merger Sub II and (iii) was not issued in violation of any Encumbrance, purchase option, call option, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of Merger Sub II, or any other Contract to which Merger Sub II is a party or otherwise bound.

(b) No Other Securities. Except as set forth in this Section 5.2, there are no issued or outstanding shares of Merger Sub I or Merger Sub II and there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) of Merger Sub I or Merger Sub II exercisable or exchangeable for shares of Merger Sub I or Merger Sub II, respectively, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or of other Equity Securities of Merger Sub I or Merger Sub II, or for the repurchase or redemption by Merger Sub I or Merger Sub II of shares or other Equity Securities of Merger Sub I or Merger Sub II, respectively, or the value of which is determined by reference to shares or other Equity Securities of Merger Sub I or Merger Sub II, respectively, and there are no voting trusts, proxies or agreements of any kind which may obligate Merger Sub I or Merger Sub II to issue, purchase, register for sale, redeem or otherwise acquire any shares or other Equity Securities of Merger Sub I or Merger Sub II, respectively.

Section 5.3. Corporate Structure. Neither Merger Sub I nor Merger Sub II is obligated to make any investment in or capital contribution to or on behalf of any other Person other than in connection with the Transaction. Neither Merger Sub I nor Merger Sub II owns or controls, directly or indirectly, any interest in any corporation, company, partnership, limited liability company, association or other business entity.

Section 5.4. Authorization.

(a) Merger Sub I has all requisite corporate power and authority to (i) enter into, execute, deliver and perform its obligations under this Agreement and each of the Transaction Documents to which it is or will be a party, and (ii) consummate the Transaction, including the First Merger, and perform all of its obligations hereunder and thereunder. All corporate action on the part of Merger Sub I necessary for the authorization, execution and delivery of this Agreement and the Transaction Documents to which Merger Sub I is or will be a party and the performance of all its obligations thereunder (including any board or shareholder approval, as applicable) have been taken, subject to the filing of the First Merger Filing Documents with the Registrar of Companies of the Cayman Islands. This Agreement and the Transaction Document to which Merger Sub I is or will be a party is, or when executed by the other parties thereto, will constitute, valid and legally binding obligations of Merger Sub I enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.

(b) Merger Sub II has all requisite corporate power and authority to (i) enter into, execute, deliver and perform its obligations under this Agreement and each of the Transaction Documents to which it is or will be a party, and (ii) consummate the Transaction, including the Second Merger, and perform all of its obligations hereunder and thereunder. All corporate action on the part of Merger Sub II necessary for the authorization, execution and delivery of this Agreement and the Transaction Documents to which Merger Sub II is or will be a party and the performance of all its obligations thereunder (including any board or shareholder approval, as applicable) have been taken, subject to the filing of the Second Merger Filing Documents with the Registrar of Companies of the Cayman Islands. This Agreement and the Transaction Document to which Merger Sub II is or will be a party is, or when executed by the other parties thereto, will constitute, valid and legally binding obligations of Merger Sub II enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.

Section 5.5. Governmental Approvals. No consent of or with any Governmental Authority on the part of Merger Sub I or Merger Sub II is required to be obtained or made in connection with the execution, delivery or performance by Merger Sub I or Merger Sub II, as applicable of this Agreement and each Transaction Document to which it is a party or the consummation by it of the Transaction, other than (a) pursuant to Antitrust Laws, (b) such filings as expressly contemplated by this Agreement, (c) any filings required with NASDAQ or the SEC with respect to the Transaction, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such consents or to make such filings or notifications, would not reasonably be expected to have a material adverse effect on either Merger Sub I or Merger Sub II, as applicable.

Section 5.6. Non-Contravention. The execution and delivery by each of Merger Sub I and Merger Sub II of this Agreement and each Transaction Document to which it is a party, the consummation by each of Merger Sub I and Merger Sub II of the Transaction, and compliance by each of Merger Sub I and Merger Sub II with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Organizational Documents of Merger Sub I or Merger Sub II, respectively, (b) subject to obtaining the consents from Governmental Authorities referred to in Section 5.5, and the waiting periods referred to therein having expired, and any condition precedent to such consent or waiver having been satisfied, conflict with or violate any Law, Order or consent applicable to either Merger Sub I or Merger Sub II or any of its properties or assets or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by either Merger Sub I or Merger Sub II under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of either Merger Sub I or Merger Sub II under, (viii) give rise to any obligation to obtain any third party consent from any Person or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of either Merger Sub I or Merger Sub II, except for any deviations from any of the foregoing clauses (b) or (c) that would not reasonably be expected to have a material adverse effect on either Merger Sub I or Merger Sub II, as applicable.

Section 5.7. Actions. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of either Merger Sub I or Merger Sub II to consummate the Transaction, (a) there is no Action pending or, to the Knowledge of the Company, threatened in writing against either Merger Sub I or Merger Sub II and (b) there is no judgment or award unsatisfied against either Merger Sub I or Merger Sub II, nor is there any Governmental Order in effect and binding either Merger Sub I or Merger Sub II or its assets or properties.

Section 5.8. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Merger Sub I, Merger Sub II, the Company or any of their respective Affiliates in connection with the Transaction based upon arrangements made by or on behalf of Merger Sub I or Merger Sub II.

Section 5.9. Proxy/Registration Statement. The information supplied or to be supplied by each of Merger Sub I and Merger Sub II or its Representatives in writing specifically for inclusion in the Registration Statement shall not, at (a) the time the Registration Statement is declared effective, (b) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to (i) SPAC Shareholders and (ii) the Company Shareholders, and (c) the time of (i) the SPAC Shareholders’ Meeting and (ii) the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that each of Merger Sub I and Merger Sub II is responsible for filing with the SEC in connection with the Transaction will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

Section 5.10. Business Activities.

(a) Since its formation, Merger Sub I has not engaged in any business activities other than as contemplated by this Agreement, has never had any employees, does not own or control, directly or indirectly, any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Transaction Documents to which it is a party and the Transaction, and, as of the date of this Agreement, other than this Agreement and the Transaction Documents to which it is a party, Merger Sub I is not party to or bound by any Contract.

(b) Since its formation, Merger Sub II has not engaged in any business activities other than as contemplated by this Agreement, has never had any employees, does not own or control, directly or indirectly, any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Transaction Documents to which it is a party and the Transaction, and, as of the date of this Agreement, other than this Agreement and the Transaction Documents to which it is a party, Merger Sub II is not party to or bound by any Contract.

Section 5.11. Intended Tax Treatment.

(a) For U.S. federal income Tax purposes, Merger Sub I is, and has been since the effective date of its formation, classified as an association taxable as a corporation. Merger Sub I has not taken any action (or permitted any action to be taken) that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

(b) For U.S. federal income Tax purposes, Merger Sub II is, and has been since the effective date of its formation, disregarded as an entity separate from its owner. Merger Sub II has not taken any action (or permitted any action to be taken) that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

Section 5.12. Acknowledgement of No Other Representations or Warranties. Each of Merger Sub I and Merger Sub II acknowledges and agrees that, (a) except for the representations and warranties contained in Article IV, neither SPAC nor any of its Affiliates or Representatives makes or has made, nor is Merger Sub I or Merger Sub II relying on, and expressly disclaims any reliance on, any representation or warranty, either express or implied, concerning SPAC or any of its businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects or the transactions contemplated by this Agreement, and (b) each of Merger Sub I and Merger Sub II hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information communicated, or furnished (orally or in writing) by SPAC or any of its Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to either Merger Sub I or Merger Sub II by any Representative of SPAC) except for the representations and warranties expressly set forth in Article IV. Subject to all of the foregoing provisions of this Section 5.12, each of the Company, Merger Sub I, Merger Sub II and SPAC retains all of its rights and remedies with respect to claims based on fraud.

ARTICLE VI

COVENANTS

Section 6.1. Access and Information. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 8.1 or the Closing Date (the “Interim Period”), upon reasonable prior notice and subject to applicable Law, the Company, on the one hand, and SPAC, on the other hand, shall, and shall cause each of their Subsidiaries and each of their officers, directors and employees to, and shall use its commercially reasonable efforts to cause their Representatives to, (a) afford the other party and its officers, directors, employees and Representatives, following reasonable notice from the other party in accordance with this Section 6.1, reasonable access during normal business hours to the officers, directors, agents, properties, offices and other facilities, books and records of each of it and its Subsidiaries, and all other financial, operating and other data and information as shall be reasonably requested and (b) reasonably cooperate with the other party and its Representatives in their diligence investigation; provided, however, that in each case, the Company or SPAC, as applicable, and their respective Subsidiaries shall not be required to disclose any document or information, or permit any inspection, that would, in the reasonable judgment of the Company or SPAC, as applicable, (i) result in a violation of applicable Law, (ii) result in any disclosure of trade secret, violate its obligations of confidentiality or similar legal restrictions with respect to such information, or (iii) waive the protection of any attorney-client work product or other applicable privilege; provided further, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or SPAC, as applicable, or their respective Subsidiaries without the prior written consent of the Company or SPAC, as applicable. All information and materials provided pursuant to this Agreement will be subject to the provisions of the NDA.

Section 6.2. Conduct of Business of the Company, Merger Sub I and Merger Sub II. Except (a) as permitted by the Transaction Documents, (b) as required by applicable Law (including for this purpose any COVID-19 Measures) or collective bargaining agreement, (c) as set forth in Section 6.2 of the Company Disclosure Schedules, (d) in connection with the Pre-Closing Restructuring, (e) in connection with the Recapitalization, or (f) as consented to by SPAC in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), during the Interim Period, the Company (i) shall operate the business of the Company and its Subsidiaries in the Ordinary Course, (ii) shall use commercially reasonable efforts to preserve the Company’s business and operational relationships with the suppliers, customers, partners and others having business relationships with the Company, and (iii) shall not, and shall cause its Subsidiaries not to, except as otherwise expressly required or permitted by this Agreement or the other Transaction Documents or required by Law, to:

(a) except in connection with the Amended Organizational Documents, amend, waive, or otherwise change, in any respect, its Organizational Documents;

(b) except in connection with the Subscription Agreements or the granting of options in the Ordinary Course pursuant to the Company Stock Plan, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its Equity Securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its Equity Securities, or other securities, including any securities convertible into or exchangeable for any of its Equity Securities or other security interests of any class and any other equity-based awards to employees, or engage in any hedging transaction with a third party with respect to such securities;

(c) incur, assume, guarantee or repurchase or otherwise become liable for any Indebtedness, or issue or sell any debt securities or options, warrants or other rights to acquire debt securities, in any such case in a principal amount exceeding $5,000,000 and other than Liabilities that qualify as Company Transaction Expenses; provided that, for the avoidance of doubt, the Company may continue to make draws on its existing line of credit as needed to fund business operations in the Ordinary Course;

(d) sub-divide, combine, recapitalize or reclassify any of its Equity Securities or issue any other securities in respect thereof or pay or set aside any non-cash dividend or other non-cash distribution in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities, or pay any cash dividend or other cash distribution;

(e) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights, other than (i) non-exclusive licensing of Intellectual Property in the Ordinary Course or (ii) transactions with customers of the Company pursuant to the Company’s form master services agreement or master SaaS agreement entered into in the Ordinary Course;

(f) (i) increase the wages, salaries or compensation of its employees other than in the Ordinary Course, and in any Event not in the aggregate by more than: (A) five percent (5%) for the calendar year ending December 31, 2022 and (B) ten percent (10%) for the period from the date of this Agreement until the Closing if the Closing occurs after December 31, 2022, in each case without the consent of SPAC, (ii) make or commit to make any bonus payment (whether in cash, property or securities) or severance payment to any employee other than in the Ordinary Course, (iii) materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law or pursuant to the terms of any Benefit Plan, or (iv) recognize any Union as the bargaining representative of any employees of the Company or any of its Subsidiaries without thirty (30) days’ prior written notice to SPAC;

(g) merge, consolidate or amalgamate with or into, or acquire (by purchasing a substantial portion of the assets of or any equity in, or by any other manner) or make any advance or loan to or investment in any other Person or be acquired by any other Person;

(h) settle or agree to settle any Action before any Governmental Authority or any other third party in each case in excess of $25,000;

(i) authorize, make or incur any capital expenditures or Liabilities in connection therewith, other than any capital expenditures or Liabilities in an amount not to exceed $200,000 in the aggregate;

(j) (i) except in the Ordinary Course, accelerate or delay in any respect material to the Company or its Subsidiaries (A) collection of any account receivable in advance of or beyond its due date, or (B) payment of any account payable in advance of or beyond its due date; or (ii) conduct its cash management customs and practices (including the collection of receivables, the payment of payables and any other movement of cash, cash equivalents or marketable securities) other than in the Ordinary Course;

(k) establish any Subsidiary or enter into any new line of business in a way that would materially impact the Company’s consolidated operations;

(l) voluntarily terminate (other than expiration in accordance with its terms), suspend, abrogate, amend or modify any Material Permit;

(m) make any material change in its accounting principles or methods unless required by IFRS or applicable Laws;

(n) (i) make, change or revoke any material election in respect of Taxes, (ii) adopt or change any material Tax accounting method or period, (iii) file any material amended Tax Return, (iv) enter into any material Tax closing agreement with any Governmental Authority, (v) settle any material claim or Action relating to Taxes, (vi)

knowingly surrender any right to claim a refund of Taxes, (vii) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, or (viii) fail to pay any material Tax that becomes due and payable (including estimated Tax payments) (other than Taxes being contested in good faith and for which adequate reserves have been established in the Freightos HK Financial Statements in accordance with IFRS);

(o) take any action that could reasonably be expected prevent, impair or impede the Intended Tax Treatment;

(p) take or fail to take any action that have the effect of causing the Company to not qualify as “foreign private issuer” as such term is defined under Exchange Act Rule 3b-4;

(q) except in the Ordinary Course or in connection with any Transaction Document, enter into any joint venture with any Person;

(r) liquidate, dissolve, reorganize or otherwise wind-up the business and operations of the Company or propose or adopt a plan of complete or partial liquidation or dissolution, consolidation, restructuring, recapitalization, reclassification or similar change in capitalization or other reorganization of Company;

(s) enter into any agreement, understanding or arrangement with respect to the voting of its Equity Securities;

(t) declare, set aside, establish a record date for, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its Equity Securities;

(u) enter into, amend, renew, waive or terminate (other than terminations in accordance with their terms) any Contract in excess of $150,000 with any officer, director, manager, employee, consultant or five-percent (5%) security holder of the Company or any of its Affiliates, other than compensation and benefits and advancement of expenses, in each case, provided in the Ordinary Course; or

(v) enter into any agreement or otherwise make any commitment to do any action prohibited under this Section 6.2.

Section 6.3. Conduct of Business of SPAC. Except (a) as contemplated or permitted by the Transaction Documents, (b) as required by applicable Law (including for this purpose any COVID-19 Measures), or (c) as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), during the Interim Period, SPAC (i) shall operate its business in the Ordinary Course and (ii) shall not:

(a) except in connection with the Subscription Agreements, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its Equity Securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its Equity Securities, or other securities, including any securities convertible into or exchangeable for any of its Equity Securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third party with respect to such securities;

(b) (i) seek any approval from SPAC Shareholders to change, modify or amend the Trust Agreement or the SPAC Charter, or (ii) change, modify or amend the Trust Agreement or their respective Organizational Documents, in each case except as expressly contemplated by the SPAC Shareholder Approval Matters;

(c) (i) declare, set aside, establish a record date for, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital, (ii) split, combine, subdivide, reclassify or amend any terms of its Equity Securities or (iii) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Securities, other than a redemption of SPAC Ordinary Shares in connection with the exercise of any SPAC Shareholder Redemption Right by any SPAC Shareholder;

(d) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(e) merge, consolidate or amalgamate with or into, or acquire (by purchasing a substantial portion of the assets of or any equity in, or by any other manner) or make any advance or loan to or investment in any other Person or be acquired by any other Person;

(f) (i) make, change or revoke any material election in respect of Taxes, (ii) adopt or change any material Tax accounting method or period, (iii) file any material amended Tax Return, (iv) enter into any Tax closing agreement with any Governmental Authority, (v) settle any material claim or Action relating to Taxes, (vi) knowingly surrender any right to claim a refund of Taxes, (vii) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, or (viii) fail to pay any material Tax that becomes due and payable (including estimated Tax payments) (other than Taxes being contested in good faith and for which adequate reserves have been established in the SPAC Financial Statements in accordance with GAAP);

(g) take any action that could reasonably be expected prevent, impair or impede the Intended Tax Treatment;

(h) incur, assume, guarantee or repurchase or otherwise become liable for any Indebtedness, or issue or sell any debt securities or options, warrants, rights or conversion or other rights to acquire debt securities, or other material Liability, in any case in a principal amount or amount, as applicable, exceeding $1,000,000 in the aggregate, other than Liabilities that qualify as SPAC Transaction Expenses; provided that this Section 6.3(h) shall not prevent SPAC from borrowing funds necessary to finance its ordinary course administrative costs and expenses and SPAC Transaction Expenses incurred in connection with the consummation of the Transaction;

(i) make any change in its accounting principles or methods unless required by GAAP or applicable Laws;

(j) settle or agree to settle any Action before any Governmental Authority or any other third party or that imposes injunctive or other non-monetary relief on SPAC;

(k) liquidate, dissolve, reorganize or otherwise wind-up the business and operations of SPAC or propose or adopt a plan of complete or partial liquidation or dissolution, consolidation, restructuring, recapitalization, reclassification or similar change in capitalization or other reorganization of SPAC;

(l) terminate, waive or assign any material right under any material Contract to which it is a party; or

(m) enter into any agreement or otherwise make any commitment to do any action prohibited under this Section 6.3.

Section 6.4. Acquisition Proposals and Alternative Transaction.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the transactions contemplated by this Agreement, including, for the avoidance of doubt, the Pre-Signing Reorganization or the Pre-Closing Restructuring) concerning the sale of (x) all or any material part of the business or assets of the Company (other than in the Ordinary Course) or (y) any material amount of the shares or other Equity Securities or profits of the Company, in any case, whether such transaction takes the form of a sale of shares or other Equity Securities, assets, merger, consolidation, business combination, issuance of debt securities, joint venture or partnership, or otherwise and (B) with respect to SPAC and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination for SPAC.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives not to, without the prior written consent of the Company or SPAC, as applicable, directly or indirectly, (i) solicit, initiate or knowingly facilitate or assist the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal with respect to such Party, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, or prospects to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to an Acquisition Proposal, other than to promptly inform such Person or group that it is subject to this exclusivity provision that prohibits it from engaging or participating in any discussions with respect to any Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, or (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement in furtherance of any Acquisition Proposal.

(c) Each Party shall notify the others as promptly as practicable (and in any event within two (2) Business Days) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could reasonably be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others informed as promptly as practicable of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

Section 6.5. D&O Indemnification and Insurance.

(a) From and after the Closing, the Second Surviving Subsidiary shall, and the Company shall cause the Second Surviving Subsidiary to, indemnify and hold harmless each present and former director and officer of SPAC (in each case, solely to the extent both acting in his or her capacity as such and to the extent such activities are related to the business of SPAC) (the “SPAC D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that SPAC would have been permitted under its Organizational Documents in effect on the date of this Agreement to indemnify such SPAC D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under such Organizational Documents). Without limiting the foregoing, the Second Surviving Subsidiary shall, and the Company shall cause the Second Surviving Subsidiary to, for a period of not less than six (6) years from the Closing, not amend, repeal or otherwise modify provisions in its Organizational Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the SPAC D&O Indemnified Parties in a manner that would be less favorable to those Persons, solely with regard to actual or alleged acts, errors, or omissions prior to the Closing Date, except as required by Law. Effective as of the Closing, the Company shall assume and agree to satisfy the obligations under the SPAC Indemnification Agreement.

(b) From and after the Closing, the Company shall indemnify and hold harmless each present and former director and officer of the Company or any of its pre-Closing Subsidiaries (in each case, solely to the extent acting in his or her capacity as such and to the extent such activities are related to the business of the Company or its pre-Closing Subsidiaries, respectively) (the “Company D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the Company or its pre-Closing Subsidiaries, respectively, would have been permitted under its respective Organizational Documents in effect on the date of this Agreement to indemnify such Company D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under such Organizational Documents). Without limiting the foregoing, the Company shall, and shall cause its Subsidiaries to, for a period of not less than six (6) years from the Closing, not amend, repeal or otherwise modify provisions in their respective Organizational Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Company D&O Indemnified Parties in a manner that would be less favorable to those Persons, solely with regard to actual or alleged acts, errors, or omissions prior to the Closing Date, except as required by Law.

(c) At or prior to the Closing, SPAC shall arrange for a six-year “tail” insurance policy or extended reporting period for its current directors and officers liability insurance policy (the “D&O Tail”) to be issued immediately following Closing. The premium, fees, costs and expenses incurred in connection with the D&O Tail shall be SPAC Transaction Expenses.

(d) Notwithstanding anything contained in this Agreement to the contrary, this Section 6.5 (i) is intended to be for the benefit of, and shall be enforceable by, each Person who is now, or who has been at any time prior to the date of this Agreement or who becomes prior to the Closing, a SPAC D&O Indemnified Party, a Company D&O Indemnified Party, his or her heirs and his or her personal representatives, (ii) shall be binding on SPAC and/or the Company and their successors and assigns, as the case may be, (iii) is in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have, whether pursuant to Law, Contract, Organizational Documents, or otherwise, (iv) shall survive the consummation of the Closing, and (v) shall not be terminated or modified in such a manner as to adversely affect any SPAC D&O Indemnified Party or Company D&O Indemnified Party without the consent of such Person.

Section 6.6. Notice of Developments. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the consent of such third party is or may be required in connection with the Transaction and failure to obtain such consent would reasonably be expected to cause a condition to Closing to be unable to be satisfied or (ii) any non-compliance with any Law by such Party or its Subsidiaries that would reasonably be likely to result in a material Liability to such Party or its Subsidiaries; (c) receives any notice or other communication from any Governmental Authority in connection with the Transaction; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article VII not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or its Subsidiaries, or any of their respective properties or assets, or, to the knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Subsidiaries with respect to the consummation of the Transaction.

Section 6.7. Financials; PCAOB.

(a) During the Interim Period, within forty-five (45) calendar days following the end of each three-month quarterly period and each fiscal year, the Company shall deliver to SPAC: (i) an unaudited consolidated income statement of the Company, and (ii) an unaudited consolidated balance sheet of the Company, each for the period from March 31, 2022 through the end of such quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year. From the date hereof through the Closing Date, the Company will also promptly deliver to SPAC copies of any audited consolidated financial statements of the Company that the Company’s certified public accountants may issue.

(b) Within thirty (30) calendar days following the date of this Agreement, the Company shall cause the Audited Financial Statements (a) to be audited in accordance with the standards of the PCAOB and to contain a report of the Company’s auditor, which such auditor shall be registered with the PCAOB as an Independent Registered Accounting Firm, and (b) to comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates of delivery (including Regulation S-X or Regulation S-K, as applicable).

Section 6.8. No Trading. The Company acknowledges and agrees that it is aware, and that its Controlled Affiliates have been made aware, of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that it shall not purchase or sell any securities of SPAC in violation of such Laws, or cause any Person to do the foregoing.

Section 6.9. Required Company Shareholder Approval. As promptly as possible after the Registration Statement is declared effective under the Securities Act, the Company shall establish a record date for, duly call, give notice of, convene and hold a general meeting of its shareholders (“Company Shareholders’ Meeting”) for the purpose of obtaining the consent of the shareholders as required by the Company Organizational Documents and the Cayman Act (the “Required Company Shareholder Approval”) approving (a) the adoption and approval of this Agreement and the Transaction, in accordance with the Company Organizational Documents and the Cayman Act and, to the extent applicable, regulations of the SEC and NASDAQ, (b) the approval of the Amended Organizational Documents and the Recapitalization; (c) the appointment of the members of the Post-Closing Board in accordance with this Agreement, (d) the issuance of Company Ordinary Shares and Company Warrants pursuant to this Agreement, including (A) the Company Ordinary Shares issuable pursuant to the Recapitalization, and (B) the Company Ordinary Shares issuable upon exercise of the Company Warrants and the Company Options; (e) such other matters as the Company and SPAC shall hereafter mutually determine to be necessary or appropriate in order to effect the Transaction as promptly as practicable after the date hereof, and (f) the adjournment of the general meeting, if necessary or desirable in the reasonable determination of the Company (collectively, the “Company Shareholder Approval Matters”). The Company shall use its reasonable best efforts to solicit from the holders of Company Ordinary Shares and Company Preferred Shares proxies or written consents in favor of the Company Shareholder Approval Matters, and to take all other actions necessary or advisable to secure the Required Company Shareholder Approval, including enforcing the Shareholder Support Agreements. The Company shall include in all meeting materials it sends to the Company Shareholders in connection with the Company Shareholders’ Meeting the Company Recommendation, and neither the Company Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the Company Recommendation.

Section 6.10. Company Incentive Plan. Prior to the effectiveness of the Registration Statement, the Company Board shall approve and adopt the Freightos Limited 2022 Long-Term Incentive Plan (the “2022 Equity Plan”), in the form attached hereto as Exhibit I, and in the manner prescribed under applicable Laws, effective as of the Closing Date, reserving for grant thereunder a number of Company Ordinary Shares equal to five percent (5%) of the number of issued and outstanding Company Ordinary Shares immediately after the Closing (exclusive of the number of Company Ordinary Shares subject to Company Options).

Section 6.11. Pre-Closing Restructuring. From the date of this Agreement through the Closing, the Company will use reasonable best efforts to consummate the Pre-Closing Restructuring as promptly as practicable after the date hereof.

Section 6.12. Recapitalization. Prior to Closing Date, the Company shall take all such steps (to the extent permitted under applicable Law) as are reasonably necessary to cause the Recapitalization to occur and the existing investors’ rights agreement to be terminated, in each instance, effective as of immediately prior to the First Effective Time, including the issuance of Company Ordinary Shares pursuant to the Recapitalization.

Section 6.13. [Reserved.]

Section 6.14. NASDAQ Listing. The Company shall use commercially reasonable efforts to cause: (a) the Company’s initial listing application with NASDAQ in connection with the Transaction to have been approved; (b) the Company to satisfy all applicable initial listing requirements of NASDAQ; and (c) the Company Ordinary Shares and Company Warrants issuable in connection with Transaction, including the Merger, to be approved for listing on NASDAQ, subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the First Effective Time. The Company shall pay all fees of NASDAQ in connection with the application to list and the listing of Company Ordinary Shares and Company Warrants on NASDAQ.

Section 6.15. Post-Closing Directors of the Company. The Company shall take all necessary action, including causing the directors of the Company to resign, so that effective as of the Closing, the Company’s board of directors (the “Post-Closing Board”) shall have been reconstituted to consist of nine (9) directors, which shall be: (a) one (1) director designated by SPAC (“SPAC Nominee”), (b) one (1) director designated by the Company (“Company Nominee”), and (c) up to seven (7) directors designated by the mutual agreement of SPAC and the Company, each of whom must meet the qualifications of an “independent director” under the rules of NASDAQ (each, an “Independent Director”), regardless of whether the NASDAQ director independence requirements are applicable to the Company. In the event any Company Nominee, SPAC Nominee or Independent Director is unable or unwilling to serve on the Post-Closing Board, then the Party designating the nominee that is unable or unwilling to serve may designate substitute director(s) who are reasonably acceptable to SPAC and the Company to fill such vacancies. Any substitute Independent Director must meet the qualifications of an “independent director” under the rules of NASDAQ, regardless of whether the NASDAQ director independence requirements are applicable to the Company.

Section 6.16. Amended Organizational Documents of the Company. In connection with the Recapitalization, the Company Organizational Documents shall be amended and restated following approval by the Company Board and Company Shareholders, such amendment and restatement to the Company Organizational Documents (the “Amended Organizational Documents”) in a form to be mutually agreed upon by the Parties (a) to provide for the Recapitalization as described in the Recitals and Section 2.2(a), and (b) to remain in effect through the First Effective Time and the Second Effective Time and until amended in accordance with the terms thereof and the Cayman Act.

Section 6.17. SPAC Public Filings. From the date of this Agreement through the Closing, SPAC will use reasonable best efforts to accurately and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws. The Company shall furnish all information concerning the Company and its Subsidiaries as may be reasonably requested by SPAC in connection with the satisfaction of its obligations under this Section 6.17.

Section 6.18. Regulatory Approvals. Each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, with respect to the Transaction as promptly as practicable (provided that any such filing under the HSR Act shall be made within ten (10) Business Days of the date hereof), to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws, and use its commercially reasonable efforts to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including, if applicable, by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (a) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry; (b) subject to a customary “attorneys’ eyes only” arrangement, keep the other Parties and/or their respective outside antitrust counsel reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority, in each case regarding any of the transactions contemplated by this Agreement; (c) subject to a customary “attorneys’ eyes only” arrangement, permit a Representative of the other Parties and/or their respective outside antitrust counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (d) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (e) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority. Without limiting the foregoing, and subject to good faith consultation with the Company, it is understood and agreed that SPAC shall have the right to direct the Parties’ strategy with respect to any matters set forth in this Section 6.18. All fees and expenses incurred as a result of this Section 6.18 shall be borne equally by the Company and SPAC.

Section 6.19. Registration Statement.

(a) As promptly as practicable after the date hereof, the Company shall prepare, and the Company shall file (with SPAC’s assistance) with the SEC a registration statement on Form F-4 or other appropriate form (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Company’s Ordinary Shares and the Company Warrants (and Company Ordinary Shares underlying the Company Warrants) to be issued under this Agreement to the holders of SPAC Shares, and SPAC Warrants, which Registration Statement will also contain a proxy statement of SPAC (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from the SPAC Shareholders for the matters to be acted upon at the SPAC Shareholders’ Meeting and providing the SPAC Shareholders an opportunity in accordance with SPAC Organizational Documents and the IPO Prospectus to have their SPAC Ordinary Shares redeemed (the “Redemption”) in conjunction with the shareholder vote on the SPAC Shareholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from the SPAC Shareholders to vote, at an extraordinary general meeting of the SPAC Shareholders to be called and held for such purpose (the “SPAC Shareholders’ Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the Transaction, (ii) to the extent required, the issuance of any SPAC Ordinary Shares pursuant to the Subscription Agreements; (iii) such other matters as the Company and SPAC shall hereafter mutually determine to be necessary or appropriate in order to effect the Transaction, and (iv) the adjournment of the SPAC Shareholders’ Meeting, if necessary or desirable in the reasonable determination of SPAC (collectively, the “SPAC Shareholder Approval Matters”). In connection with the Registration Statement and the Merger, the Company shall (x) file any listing application necessary for the listing of the Company’s Equity Securities on NASDAQ, and (y) file a registration statement (the “1934 Act Registration Statement”) pursuant to the Exchange Act prior to the Company’s listing of its securities on NASDAQ.

(b) SPAC and the Company shall cooperate and provide the other Party (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Registration Statement shall include such information concerning the Company, SPAC and their respective equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or reasonably deemed appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company and SPAC, respectively, shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading. In connection with the Registration Statement and the Proxy Statement, the Company and SPAC will file with the SEC financial and other information about the Transaction in accordance with applicable Law and applicable proxy solicitation and registration statement rules, SPAC Organizational Documents, the Cayman Act and the rules and regulations of the SEC and NASDAQ.

(c) SPAC and the Company shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the SPAC Shareholders’ Meeting and the Redemption. Each of SPAC and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company and SPAC and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. SPAC and the Company shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to SPAC Shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and SPAC Organizational Documents.

(d) SPAC and the Company, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use their commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. The Company shall provide SPAC with copies of any written comments, and shall inform SPAC of any material oral comments, that the Company or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the SPAC Shareholders’ Meeting and the Redemption promptly after the receipt of such comments and shall give SPAC a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(e) As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, SPAC (with the reasonable cooperation of the Company) shall distribute the Proxy Statement to SPAC Shareholders and, pursuant thereto, shall call the SPAC Shareholders’ Meeting in accordance with the Cayman Act for a date no later than thirty (30) days following the effectiveness of the Registration Statement. After the Registration Statement is declared effective under the Securities Act, SPAC shall solicit proxies from the SPAC Shareholders to vote in favor of the SPAC Shareholder Approval Matters, as approved by the SPAC Board, which approval shall also be included in the Registration Statement.

(f) If on the date for which the SPAC Shareholders’ Meeting is scheduled, SPAC has not received proxies representing a sufficient number of shares to obtain the Required SPAC Shareholder Approval, whether or not a quorum is present, SPAC may make one or more successive postponements or adjournments of the SPAC Shareholders’ Meeting. SPAC may also adjourn the SPAC Shareholders’ Meeting to establish a quorum or if the SPAC Shareholders have elected to redeem a number of shares of SPAC Shares as of such time that would reasonably be expected to result in the condition set forth in Section 7.2(d) not being satisfied. Notwithstanding the foregoing, without the consent of the Company, in no event shall SPAC adjourn the SPAC Shareholders’ Meeting for more than fifteen (15) days later than the most recently adjourned meeting. Except as otherwise required by applicable Law, SPAC covenants that none of the SPAC Board (including any committee thereof) or SPAC shall withdraw, withhold or modify, or publicly propose a change to the SPAC Recommendation.

(g) The Company (with reasonable cooperation from SPAC) shall take such reasonable steps as are necessary for the listing of the Company Ordinary Shares and the Company Warrants on NASDAQ and shall provide such information as is necessary to obtain NASDAQ approval of such listing.

Section 6.20. Support of Transaction; Lock Up Agreements.

(a) Without limiting any covenant contained in this Article VI, the Parties shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to take such action as may be reasonably necessary or as another Party may reasonably request to satisfy the conditions of Article VII or otherwise to comply with this Agreement and to consummate the Transaction as soon as practicable; provided, however, nothing in this Agreement, including this Article VI, shall require any Party or its respective Subsidiaries or Affiliates to (a) commence or threaten to commence, pursue or defend against any Action, whether judicial or administrative, (b) seek to have any stay or Governmental Order vacated or reversed, (c) propose, negotiate, commit to or effect by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of the Company, any of its Subsidiaries or SPAC, (d) take or commit to take actions that limit the freedom of action of any of the Company, any of its Subsidiaries, or SPAC with respect to, or the ability to retain, control or operate, or to exert full rights of ownership in respect of, any of the businesses, product lines or assets of the Company, any of its Subsidiaries or SPAC or (e) grant any financial, legal or other accommodation to any other Person, including agreeing to change any of the terms of the Transaction.

(b) Between the date of this Agreement and Closing, the Company shall use its reasonable best efforts to take such action to seek and obtain executed Lockup Agreements from the Company Shareholders who beneficially own greater than one percent (1%) of the issued and outstanding Equity Securities of the Company.

Section 6.21. Tax Matters.

(a) The Parties shall not take (or permit or cause to be taken) any action, or fail to take (or permit or cause not to be taken) any action, which such action or failure to act prevents, impairs or impedes, or could reasonably be expected to prevent, impair or impede, the Mergers from qualifying for the Intended Tax Treatment. Each of the Parties shall report the Mergers consistently with the Intended Tax Treatment, except to the extent (i) there is not substantial authority for the Intended Tax Treatment, (ii) agreed to in writing by the Parties, or (iii) required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or non-U.S. Law).

(b) None of the Company, its shareholders or any of the Company’s Subsidiaries shall conduct an act or a transaction which would be considered, or would reasonably be expected to be considered, a breach of a Tax ruling or a Tax pre ruling.

Section 6.22. Shareholder Litigation. The Company shall promptly advise SPAC, and SPAC shall promptly advise the Company, of any Action commenced (or to the Knowledge of the Company or to the Knowledge of SPAC, as applicable, threatened) on or after the date of this Agreement against such Party, any of its Subsidiaries or any of its directors or officers by any Company Shareholder or SPAC Shareholder relating to this Agreement, the Merger or the Transaction (any such Action, “Shareholder Litigation”), and such Party shall keep the other Party reasonably informed regarding any such Shareholder Litigation.

Section 6.23. Investor Rights Agreement. At or prior to the Closing, the Company shall cause the Investor Rights Agreement and all similar agreements to terminate, effective at or prior to the Closing, without Liability or loss to the Company.

Section 6.24. Private Placement. During the Interim Period, the Parties shall use their reasonable best efforts to (a) to the extent applicable, have the Subscription Agreements assigned to the Company so that, upon funding thereunder, all amounts will go directly to the Company, and (b) thereafter consummate the Private Placement. The Parties shall, and shall direct their respective Representatives to, cooperate with each other and their respective Representatives in connection with such Private Placement and use their respective commercially reasonable best efforts to cause such Private Placement to occur (including causing senior management of the Parties to participate in any investor meetings and roadshows as reasonably requested by SPAC or the Company, as applicable). During the Interim Period, with the prior consent of the Company, SPAC and/or the Company may enter into additional Subscription Agreements with Investors for additional Private Placements on terms that are reasonably acceptable to each of SPAC and the Company. Each of SPAC and the Company shall use its commercially reasonable efforts to cooperate with each other in connection with the arrangement of any additional Private Placements as may be reasonably requested by each other.

Section 6.25. Public Announcements.

(a) The Parties agree that, during the Interim Period, no public release, filing or announcement concerning this Agreement or the Transaction Documents or the Transaction shall be issued by any Party or any of their Affiliates without the prior written consent (not be unreasonably withheld, conditioned or delayed) of SPAC and the Company, except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b) Notwithstanding the foregoing, as promptly as practicable after execution of this Agreement, SPAC will prepare and file with the SEC a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement in form and substance reasonably acceptable to the Company. SPAC shall provide the Company with a reasonable opportunity to review and comment on the Form 8-K prior to its filing and shall consider such comments in good faith. Promptly after the execution of this Agreement, SPAC and the Company shall also issue a mutually agreed upon joint press release announcing the execution of this Agreement.

Section 6.26. Trust Account Proceeds. The Parties agree that at or promptly following the Closing, the funds in the Trust Account, after taking into account payments to fund Redemptions, shall be used to pay the SPAC Transaction Expenses. Any remaining funds in the Trust Account will be transferred to the Second Surviving Subsidiary, or to the Company at the direction of the Second Surviving Subsidiary (except to the extent such transfer could jeopardize the Intended Tax Treatment), and in each case, shall be used for working capital and general corporate purposes of SPAC or the Company and its other Subsidiaries, as applicable.

Section 6.27. Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the Transaction as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

ARTICLE VII

CONDITIONS TO OBLIGATIONS

Section 7.1. Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Merger shall be subject to the satisfaction or written waiver (where permissible) by the Company and SPAC of the following conditions:

(a) Required SPAC Shareholder Approval. The Required SPAC Shareholder Approval shall have been obtained.

(b) Required Company Shareholder Approval. The Required Company Shareholder Approval shall have been obtained.

(c) Requisite Regulatory Approvals. All consents required in connection with Antitrust Laws shall have been obtained.

(d) No Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary, or permanent) or Order that is then in effect and which has the effect of making the Closing illegal or otherwise prevents or prohibits consummation of the Transaction.

(e) Net Tangible Assets. Either immediately prior to or upon the Closing, after giving effect to the Redemption, SPAC shall have net tangible assets of at least $5,000,001 (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

(f) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing.

(g) NASDAQ Listing. The Company’s initial listing application with NASDAQ in connection with the Transaction shall have been conditionally approved, and the Company’s Ordinary Shares and Company Warrants to be issued in connection with the Transaction shall have been approved for listing on NASDAQ, subject to official notice of issuance.

(h) Recapitalization. Prior to the First Effective Time, the Company shall have consummated the Recapitalization and adopted the Amended Organizational Documents in accordance with Section 6.16 and terminated the Investor Rights Agreement in accordance with Section 6.23.

Section 7.2. Conditions to Obligations of the Company, Merger Sub I and Merger Sub II. In addition to the conditions specified in Section 7.1, the obligations of the Company, Merger Sub I and Merger Sub II to consummate the Closing are subject to the satisfaction or written waiver (by the Company) of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of SPAC set forth in Section 4.1 (Organization, Good Standing, Corporate Power and Qualification), Section 4.2 (Capitalization and Voting Rights), Section 4.4 (Authorization), and Section 4.11 (Brokers) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (other than any representation or warranty that expressly relates to a specific date, which representation and warranty shall be so true and correct on the date so specified), and (ii) the other representations and warranties of SPAC set forth in Article IV of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or similar qualifier) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (other than any representation or warranty that expressly relates to a specific date, which representation and warranty shall be so true and correct on the date so specified), except in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a SPAC Material Adverse Effect.

(b) Agreements and Covenants. SPAC shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. There shall not have occurred a SPAC Material Adverse Effect that is continuing.

(d) Available Closing SPAC Cash. The Available Closing SPAC Cash shall be equal to or greater than $80,000,000.

(e) Closing Deliveries.

(i) SPAC shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of SPAC in such capacity, certifying as to the satisfaction of the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(d).

(ii) SPAC shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of its Organizational Documents as in effect as of the Closing Date (immediately prior to the First Effective Time), (B) the resolutions of SPAC Board authorizing and approving the execution, delivery and performance of this Agreement and each of the Transaction Documents to which it is a party or by which it is bound, and the consummation of the Transaction, (C) evidence that the Required SPAC Shareholder Approval has been obtained, and (D) the incumbency of officers authorized to execute this Agreement or any Transaction Document to which SPAC is a party or otherwise bound.

(iii) The Company shall have received a copy of the Warrant Amendment.

(iv) SPAC shall have delivered written resignations, effective as of the Closing Date and subject to the Closing, from directors and officers set forth on Section 7.2(e)(iv) of the SPAC Disclosure Schedule.

(v) The Company shall have received a Sponsor Lockup Agreement from certain significant members of Sponsor, duly executed by the Company and such members of Sponsor, and such Sponsor Lockup Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

(vi) The Registration Rights Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

(vii) The Company shall have received a copy of the Assignment and Assumption Agreement, duly executed by SPAC.

Section 7.3. Conditions to Obligations of SPAC. In addition to the conditions specified in Section 7.1, the obligations of SPAC to consummate the Closing are subject to the satisfaction or written waiver (by SPAC) of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company, Merger Sub I and Merger Sub II set forth in Section 3.1 (Organization, Good Standing and Qualification), Section 3.2 (Subsidiaries), Section 3.3 (Capitalization of the Company), Section 3.4 (Capitalization of Subsidiaries), Section 3.5 (Authorization), Section 3.19 (Brokers), Section 5.1 (Organization) Section 5.2 (Capitalization and Voting Rights), Section 5.3 (Corporate Structure), and Section 5.4 (Authorization) shall be true and correct in all respects (other than, in the case of the representations and warranties in Section 3.3, Section 3.4, and Section 5.2, for de minimis inaccuracies) as of the Closing Date as though made on and as of the Closing Date (other than any representation or warranty that expressly relates to a specific date, which representation and warranty shall be so true and correct on the date so specified), and (ii) the other representations and warranties of the Company, Merger Sub I and Merger Sub II set forth in Article III and Article V of this Agreement, respectively, shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or similar qualifier) as of the Closing Date as though made on and as of the Closing Date (other than any representation or warranty that expressly relates to a specific date, which representation and warranty shall be so true and correct on the date so specified), except in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Agreements and Covenants. Each of the Company, Merger Sub I and Merger Sub II shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. There shall not have occurred a Company Material Adverse Effect that is continuing.

(d) Closing Deliveries.

(i) The Company shall have delivered to SPAC a certificate, dated the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Section 7.3(a), Section 7.3(b), and Section 7.3(c).

(ii) The Company, Merger Sub I and Merger Sub II shall each have delivered to SPAC a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of its Organizational Documents as in effect as of the Closing Date (immediately prior to the First Effective Time), (B) the resolutions of its board of directors and shareholders, as applicable, authorizing and approving the execution, delivery and performance of this Agreement and each of the Transaction Documents to which it is a party or by which it is bound, and the consummation of the Transaction, and (C) the incumbency of its officers authorized to execute this Agreement or any Transaction Document to which it is a party or otherwise bound.

(iii) The Company, Merger Sub I and Merger Sub II shall each have delivered to SPAC a good standing certificate (or similar documents applicable for its jurisdiction of organization) for each of the Company, Merger Sub I and Merger Sub II certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the jurisdiction of organization of the Company, Merger Sub I or Merger Sub II.

(iv) The Company shall have delivered evidence of the termination of the Investor Rights Agreement duly executed by the Company and each holder party thereto.

(v) The Company shall have delivered written evidence reasonably acceptable to SPAC of the Company’s assumption of the obligations under the SPAC Indemnification Agreement.

(vi) SPAC shall have received a copy of the Registration Rights Agreement, duly executed by the Company and each Company Shareholder party thereto.

(vii) The Lockup Agreements with the Company Shareholders set forth on Section 1.5 of the Company Disclosure Schedules, (including any other Lockup Agreements executed with Company Shareholders prior to the Closing) shall be in full force and effect in accordance with the terms thereof as of the Closing.

(viii) The Amended SPAC Registration Rights Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

(ix) SPAC shall have received a copy of the Assignment and Assumption Agreement, duly executed by the Company.

(x) The Company shall have constituted the Post-Closing Board in accordance with Section 6.15.

(e) Pre-Closing Restructuring. Prior to the First Effective Time, the Company shall have consummated the Pre-Closing Restructuring.

Section 7.4. Frustration of Conditions. Notwithstanding anything to the contrary contained herein, no Party may rely on the failure of any conditions set forth in this Article VII to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, its Subsidiaries, Merger Sub I or Merger Sub II) to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE VIII

TERMINATION/EFFECTIVENESS

Section 8.1. Termination. This Agreement may be terminated and the Transaction abandoned at any time prior to the First Effective Time:

(a) by mutual written consent of the Company and SPAC;

(b) by written notice from the Company or SPAC to the other if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Transaction illegal or otherwise preventing or prohibiting consummation of the Transaction;

(c) by written notice from the Company to SPAC if the Required SPAC Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the SPAC Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof taken in accordance with this Agreement;

(d) by written notice from SPAC to the Company if the Required Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Company Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof taken in accordance with this Agreement;

(e) by written notice from SPAC to the Company if there is any breach of any representation, warranty, covenant or agreement on the part of the Company Merger Sub I or Merger Sub II set forth in this Agreement, such that the conditions specified in Section 7.3 would not be satisfied at the Closing Date (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company, Merger Sub I or Merger Sub II, then, for a period of up to thirty (30) days after receipt by the Company of written notice from SPAC of such breach, such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within such thirty (30) day period; provided that SPAC shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(f) by written notice from the Company to SPAC if there is any breach of any representation, warranty, covenant or agreement on the part of SPAC set forth in this Agreement, such that the conditions specified in Section 7.2 would not be satisfied at the Closing Date (a “Terminating SPAC Breach”), except that if any such Terminating SPAC Breach is curable by SPAC then, for a period of up to thirty (30) days after receipt by SPAC of written notice from the Company of such breach, such termination shall not be effective, and such termination shall become effective only if the Terminating SPAC Breach is not cured within such thirty (30) day period; provided that Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if it is then in material breach of any of its obligations under Article VI;

(g) by written notice from SPAC or the Company to the other, if the transactions contemplated by this Agreement shall not have been consummated on or prior to February 28, 2023; provided that the right to terminate this Agreement pursuant to this Section 8.1(g) will not be available to any Party whose breach of any provision of this Agreement primarily caused or resulted in the failure of the transactions to be consummated by such time;

(h) by written notice by SPAC to the Company if there shall have been a Company Material Adverse Effect following the date of this Agreement which is uncured and continuing or if the condition set forth in Section 7.2(c) would not be satisfied at the Closing Date; or

(i) by written notice by the Company to SPAC if there shall have been a SPAC Material Adverse Effect following the date of this Agreement which is uncured and continuing or if the condition set forth in Section 7.3(c) would not be satisfied at the Closing Date.

Section 8.2. Effect of Termination. In the event of the valid termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its respective Affiliates, officers, directors or shareholders, other than liability of the Company, SPAC, Merger Sub I or Merger Sub II, as the case may be, for actual fraud occurring prior to such termination, except that the provisions of this Section 8.2, Article IX and Article X shall survive any termination of this Agreement.

ARTICLE IX

TRUST ACCOUNT WAIVER

Section 9.1. Trust Account Waiver. Notwithstanding anything to the contrary set forth in this Agreement, each of the Company, Merger Sub I and Merger Sub II acknowledges that it has read the IPO Prospectus, including the Trust Agreement, and understands that SPAC has established the trust account described therein (the “Trust Account”) for the benefit of SPAC’s public shareholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. Each of the Company, Merger Sub I and Merger Sub II further acknowledges and agrees that SPAC’s sole assets consist of the cash proceeds of the IPO and the overallotment shares acquired by SPAC’s underwriters and from certain private placements of its securities occurring simultaneously with the IPO, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of SPAC’s public shareholders (the “Public Shareholders”). Accordingly, for and in consideration of SPAC entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company, (on behalf of itself and its Affiliates) Merger Sub I and Merger Sub II hereby waives any past, present or future claim of any kind arising out of this Agreement against, and any right to access, the Trust Account, any trustee of the Trust Account, SPAC, Sponsor and any of their Affiliates, to collect from the Trust Account any monies that may be owed to them by SPAC or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account, any trustee of the Trust Account, SPAC, Sponsor or any of their Affiliates at any time for any reason whatsoever, including for any knowing and intentional breach by any of the Parties to this Agreement of any of its representations or warranties as set forth in this Agreement, or such Party’s material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such Party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement. This Section 9.1 shall survive the termination of this Agreement for any reason.

ARTICLE X

MISCELLANEOUS

Section 10.1. Waiver. Each of SPAC and the Company on behalf of itself and its Affiliates may, in its sole discretion, (a) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (b) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto, and (c) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in writing signed by the Party or Parties to be bound thereby; provided, however, that no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 10.2. Notices. All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by courier or sent by registered post or sent by electronic mail to the intended recipient thereof at its address or at its email address set out below (or to such other address or email address as a party may from time to time notify the other Parties). Any such notice, demand or communication shall be deemed to have been duly served: (a) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) by facsimile or other electronic means, with confirmation of receipt; (c) the next Business Day following the day sent by reputable, nationally recognized overnight courier service; and (d) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested. The initial addresses and email addresses of the Parties for the purpose of this Agreement are:

(a)	If to SPAC, to:

Gesher I Acquisition Corp.

Hagag Towers, North Tower, Floor 24

Haarba 28, Tel Aviv, Israel

Attention: Ezra Gardner, Chief Executive Officer

Email:

with a copy (which shall not constitute notice) to:

Bryan Cave Leighton Paisner LLP

One Atlantic Center, Fourteenth Floor

1201 W. Peachtree St., NW

Atlanta, Georgia 30309

Attention: Amy Wilson; Jonathan Nesher

E-mail: amy.wilson@bclplaw.com; jonathan.nesher@bclplaw.com

(b)	If to the Company, Merger Sub I or Merger Sub II, to:

Freightos Limited

HaPo’el 1, Derech Agudat Sport HaPo’el

Jerusalem, Israel 9695102

Attention: Zvi Schreiber, CEO; Michael Oberlander, General Counsel

E-mail: zvi@freightos.com; legal@freightos.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

27th Floor

New York, NY 10020

Attention: Jon Venick; Stephen Alicanti

E-mail: Jon.Venick@us.dlapiper.com; Stephen.Alicanti@us.dlapiper.com

Section 10.3. Assignment. No Party shall assign this Agreement or any part hereof, by operation of Law or otherwise, without the prior written consent of the other parties hereto and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

Section 10.4. Rights of Third Parties. Except for the rights of the SPAC D&O Indemnified Parties and Company D&O Indemnified Parties set forth in Section 6.5, of Bryan Cave Leighton Paisner LLP (“BCLP”) set forth in Section 10.18(a) and DLA Piper (“DLA”) set forth in Section 10.18(b), which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any Party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

Section 10.5. Fees and Expenses. Subject to Section 9.1, unless otherwise provided for in this Agreement, all fees and expenses incurred in connection with this Agreement, the Transactions Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all unpaid Company Transaction Expenses and SPAC shall pay, or cause to be paid, all unpaid SPAC Transaction Expenses and (b) if the Closing occurs, then SPAC shall pay, or cause to be paid, out of the Trust Account funds as set forth in Section 6.26 all unpaid Company Transaction Expenses and all unpaid SPAC Transaction Expenses.

Section 10.6. Construction.

(a) Unless the context of this Agreement otherwise requires or unless otherwise specified: (i) words of any gender shall be construed as masculine, feminine, neuter or any other gender, as applicable; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “herewith,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the terms “Schedule” or “Exhibit” refer to the specified Schedule or Exhibit of this Agreement; (vi) the words “including,” “included,” or “includes” shall mean “including, without limitation;” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it; (vii) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends and such phrase shall not simply mean “if;” (viii) the word “or” shall be disjunctive but not exclusive; (ix) the word “will” shall be construed to have the same meaning as the word “shall”; (x) unless the context otherwise clearly indicates, each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form; (xi) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (xii) references to “written” or “in writing” include in electronic form; and (xiii) a reference to any Person includes such Person’s predecessors, successors and permitted assigns;

(b) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c) References to “$,” “dollar,” or “cents” are to the lawful currency of the United States of America.

(d) Whenever this Agreement refers to a number of days or months, such number shall refer to calendar days or months unless Business Days are expressly specified. Time periods within or following which any payment is to be made or act is to be done under this Agreement shall be calculated by excluding the calendar day on which the period commences and including the calendar day on which the period ends, and by extending the period to the next following Business Day if the last calendar day of the period is not a Business Day.

(e) All accounting terms used in this Agreement and not expressly defined in this Agreement shall have the meanings given to them under GAAP (with respect to SPAC) and IFRS (with respect to the Company or any of its Subsidiaries).

(f) Unless the context of this Agreement otherwise requires, references to Merger Sub II with respect to periods following the Second Effective Time shall be construed to mean the Second Surviving Subsidiary and vice versa.

(g) The table of contents and the section and other headings and subheadings contained in this Agreement and the Exhibits hereto are solely for the purpose of reference, are not part of the agreement of the Parties, and shall not in any way affect the meaning or interpretation of this Agreement or any Exhibit hereto.

(h) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(i) Capitalized terms used in the Exhibits and the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.

(j) With regard to each and every term and condition of this Agreement, the Parties understand and agree that the same has been mutually negotiated, prepared and drafted, and if at any time the Parties desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which Party actually prepared, drafted or requested any term or condition of this Agreement.

Section 10.7. Governing Law. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of laws that would otherwise require the application of the law of any other state; provided that, for the avoidance of doubt, the statutory and fiduciary duties of the Company Board, the SPAC Board, the sole director of Merger Sub I and the sole director of Merger Sub II, and the Mergers shall in each case be governed by the laws of the Cayman Islands.

Section 10.8. Consent to Jurisdiction. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively by the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, unless the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, in which case, in any federal court within the State of Delaware (the “Specified Courts”). Each Party hereto hereby (a) submits to the exclusive personal and subject matter jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto, and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject to the personal or subject matter jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 10.2. Nothing in this Section 10.8 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

Section 10.9. Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, and by different parties in separate counterparts, with the same effect as if all Parties had signed the same document, but all of which together shall constitute one and the same instrument. Copies of executed counterparts of this Agreement transmitted by electronic transmission (including by email or in .pdf format) or facsimile as well as electronically or digitally executed counterparts (such as DocuSign) shall have the same legal effect as original signatures and shall be considered original executed counterparts of this Agreement.

Section 10.10. Disclosure Schedules. The inclusion of any information (including dollar amounts) in any section of the Company Disclosure Schedules shall not be deemed to be an admission or acknowledgment by the Company, Merger Sub I, or Merger Sub II, as applicable, that such information is required to be listed in such section or is material to or outside the Ordinary Course of the Company, Merger Sub I, or Merger Sub II, as applicable, nor shall such information be deemed to establish a standard of materiality (and the actual standard of materiality may be higher or lower than the matters disclosed by such information). In addition, matters reflected in the Company Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Schedules. Any such additional matters are set forth for informational purposes only and do not necessarily include (and shall not be deemed to include) other matters of a similar nature. The information contained in the Company Disclosure Schedules is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including, without limitation, any violation of applicable Law or breach of contract). Any information disclosed in the Company Disclosure Schedules under any section number shall be deemed to be disclosed and incorporated in the Company Disclosure Schedules under any other section to the extent the relevance of such information to such other section would be reasonably apparent on its face to a reader of such information. References in the Disclosure Schedules to any Contract include references to such Contract’s exhibits, amendments, schedules and purchase orders so long as such exhibit, amendment, schedule or purchase order has been Made Available to SPAC. Subject to applicable Law, any information is disclosed in confidence for the purposes contemplated in this Agreement and is subject to the confidentiality provisions of the NDA.

Section 10.11. Entire Agreement. This Agreement (together with the Disclosure Schedules), the NDA and the Transaction Documents constitute the entire agreement among the parties to this Agreement relating to the Transaction and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the Transaction. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transaction exist between such parties except as expressly set forth in the Transaction Documents.

Section 10.12. Amendments. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by SPAC and the Company.

Section 10.13. Confidentiality. The Parties acknowledge that the information being provided in connection with this Agreement and the consummation of the Transaction is subject to the terms of the NDA, the terms of which are incorporated herein by reference.

Section 10.14. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained in this Agreement is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained in this Agreement that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 10.15. Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law, and each Party agrees to waiver any requirement for the securing or posting of any bond in connection therewith.

Section 10.16. Non-Recourse. Except as set forth in Section 10.4, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transaction may only be brought against, the Persons that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party hereto (and then only to the extent of the specific obligations undertaken by such Party to this Agreement or any other Transaction Document), (a) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, stockholder, Affiliate, agent, attorney, advisor or other Representative of any Party and (b) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, stockholder, Affiliate, agent, attorney, advisor or other Representative of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Merger Sub I, Merger Sub II or SPAC under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transaction.

Section 10.17. Non-Survival of Representations, Warranties and Covenants. Except as expressly provided in Section 8.2, the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate (including confirmations therein), statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall not survive the Closing and shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained in this Agreement that by their terms expressly apply in whole or in part after the Closing, and then only with respect to such post-Closing portion thereof and (b) this Article X.

Section 10.18. Conflicts and Privilege.

(a) The Company, SPAC, Merger Sub I and Merger Sub II, on behalf of their respective successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the Transaction arises after the Closing between or among (i) the Sponsor, the shareholders or holders of any Equity Securities of SPAC, or the Sponsor or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company or the Second Surviving Subsidiary) (collectively, the “Gesher Group”), on the one hand, and (ii) the Company or any member of the Freightos Group, on the other hand, then any legal counsel, including BCLP, that represented SPAC or the Sponsor prior to the Closing may represent the Sponsor or any other member of the Gesher Group, in such dispute even though the interests of such Persons may be directly adverse to the Company or the Second Surviving Subsidiary, and even though such counsel may have represented SPAC in a matter substantially related to such dispute. The Company, SPAC, Merger Sub I and Merger Sub II, on behalf of their respective successors and assigns (including the Second Surviving Subsidiary) further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Documents or the Transaction) between or among SPAC, the Sponsor or any other member of the Gesher Group, on the one hand, and BCLP, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Gesher Group after the Closing, and shall not pass to or be claimed or controlled by the Company or the Second Surviving Subsidiary. Further, the Company, SPAC, Merger Sub I and Merger Sub II agree that any privileged communications or information shared by the Company prior to the Closing with SPAC or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Company and the Second Surviving Subsidiary.

(b) The Company, SPAC, Merger Sub I and Merger Sub II, on behalf of their respective successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the Transaction arises after the Closing between or among (i) the shareholders or holders of any Equity Securities of the Company or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company or the Second Surviving Subsidiary) (collectively, the “Freightos Group”), on the one hand, and (ii) the Company, the Second Surviving Subsidiary or any member of the Gesher Group, on the other hand, then any legal counsel, including DLA, that represented the Company prior to the Closing may represent any member of the Freightos Group in such dispute even though the interests of such Persons may be directly adverse to the Company and the Second Surviving Subsidiary, and even though such counsel may have represented the Company in a matter substantially related to such dispute. The Company, SPAC, Merger Sub I and Merger Sub II, on behalf of their respective successors and assigns (including the Second Surviving Subsidiary), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Documents or the Transaction) between or among the Company or any member of the Freightos Group, on the one hand, and DLA, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Freightos Group after the Closing, and shall not pass to or be claimed or controlled by the Company or the Second Surviving Subsidiary.

Further, the Company, SPAC Merger Sub I and Merger Sub II agree that any privileged communications or information shared by any member of the Freightos Group prior to the Closing with the Company, SPAC, or the Sponsor under a common interest agreement shall remain the privileged communications or information of such member of the Freightos Group.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

SPAC:

GESHER I ACQUISITION CORP.

By:	/s/ Ezra Gardner
Name: Ezra Gardner
Title: Chief Executive Officer

COMPANY:

FREIGHTOS LIMITED

By:	/s/ Zvi Schreiber
Name: Zvi Schreiber
Title: Director

MERGER SUB I:

FREIGHTOS MERGER SUB I

By:	/s/ Zvi Schreiber
Name: Zvi Schreiber
Title: Director

MERGER SUB II:

FREIGHTOS MERGER SUB II

By:	/s/ Zvi Schreiber
Name: Zvi Schreiber
Title: Director

Signature Page to Business Combination Agreement

Annex I

Definitions

Capitalized terms used but not defined in this Agreement have the respective meanings assigned to such terms below.

“1934 Act Registration Statement” has the meaning set forth in Section 6.19(a).

“2022 Equity Plan” has the meaning set forth in Section 6.10.

“Acquisition Proposal” has the meaning set forth in Section 6.4.

“Action” means any charge, claim, action, complaint, petition, prosecution, investigation, appeal, suit, litigation, or arbitration initiated or conducted by a mediator, arbitrator or Governmental Authority, whether administrative, civil, regulatory or criminal, and whether at law or in equity, or otherwise under any applicable Law.

“Affiliate” means, with respect to any Person, any other Person which, directly or indirectly, Controls, is Controlled by or is under common Control with such Person. In the case of a Person which is a fund or which is directly or indirectly Controlled by a fund, the term “Affiliate” also includes (a) any of the general partners of such fund, (b) the fund manager managing such fund, any other person which, directly or indirectly, Controls such fund or such fund manager, or any other funds managed by such fund manager and (c) trusts (excluding the Trust Account for all purposes other than for the sole purpose of the release of the proceeds of the Trust Account in accordance with this Agreement and the Trust Agreement) Controlled by or for the benefit of any Person referred to in (a) or (b).

“Agreement” has the meaning set forth in the Preamble.

“Alternative Transaction” has the meaning set forth in Section 6.4.

“Amended Organizational Documents” has the meaning set forth in Section 6.16.

“Anti-Corruption Laws” means any Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value, directly or indirectly, to any Government Official, Governmental Authority or any other individual or commercial entity to obtain a business advantage, such as the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other applicable local or foreign anti-corruption or anti-bribery Law.

“Anti-Money Laundering Laws” means all financial recordkeeping and reporting requirements and all money laundering-related Laws of jurisdictions where the Company or its Subsidiaries conducts business or owns assets.

“Antitrust Laws” means any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including without limitation the HSR Act.

“Assets” has the meaning set forth in Section 3.14(a).

“Assignment and Assumption Agreement” has the meaning set forth in the Recitals.

“Available Closing SPAC Cash” means, without duplication, an amount equal to (a) all amounts in the Trust Account immediately prior to the Closing plus (b) the aggregate amount of cash that has been funded to, or that will be funded immediately prior to or concurrently with the Closing to, the Company and/or SPAC in connection with the Private Placement minus (c) the SPAC Shareholder Redemption Amount.

“Backstop Investor” has the meaning set forth in the Recitals.

“Backstop Subscription” has the meaning set forth in the Recitals.

“Backstop Subscription Agreement” has the meaning set forth in the Recitals.

“BCLP” has the meaning set forth in Section 10.4.

“Benefit Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and compensation or benefit plan, program, policy, practice, Contract, agreement, or other arrangement, including any employment, consulting, severance, termination pay, deferred compensation, retirement, paid time off, vacation, profit sharing, incentive, bonus, health, welfare, performance awards, equity or equity-based compensation (including stock option, equity purchase, equity ownership, and restricted stock unit), disability, death benefit, life insurance, fringe benefits, indemnification, retention or stay-bonus, transaction or change-in control agreement, or other compensation or benefits that is sponsored, maintained, contributed to or required to be contributed to by the Company or its ERISA Affiliates for the benefit of any current or former employee, director or officer or individual service provider of the Company and its Subsidiaries and with respect to which the Company or its Subsidiaries has any Liability, in each case other than any statutory benefit plan mandated by Law.

“Business Combination” has the meaning given in the SPAC Charter.

“Business Data” means all data and information, including Personal Data, Processed by or on behalf of the Company or any of its Subsidiaries.

“Business Day” means a day on which commercial banks are open for business in New York, U.S., the Cayman Islands and Israel, except a Saturday, Sunday or public holiday (gazetted or ungazetted and whether scheduled or unscheduled).

“Cayman Act” has the meaning set forth in the Recitals.

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Board” has the meaning set forth in the Recitals.

“Company Charter” means the Memorandum and Articles of Association of the Company, adopted pursuant to a special resolution passed on April 12, 2022.

“Company D&O Indemnified Parties” has the meaning set forth in Section 6.5(b).

“Company Disclosure Schedules” has the meaning set forth in Article III.

“Company IP” means all Owned IP and all other Intellectual Property used or held for use in or necessary for the operation of the business of the Company or any of its Subsidiaries.

“Company Lease” has the meaning set forth in Section 3.13(a)(ii).

“Company Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (ii) the ability of the Company, any of its Subsidiaries, Merger Sub I or Merger Sub II to consummate the Transaction; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change or proposed change in applicable Laws or IFRS or any interpretation thereof following the date of this Agreement; (b) any change in interest rates or economic, political, business or financial market conditions generally; (c) the taking or refraining from taking of any action expressly required to be taken or refrained from being taken under this Agreement; (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic (including any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), acts of nature or change in climate; (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections; (f) any failure in and of itself or any of its Subsidiaries to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (f) shall not prevent a determination that any change, Event, or occurrence underlying such failure has resulted in a Company Material Adverse Effect to the extent otherwise permitted by this definition; (g) Events or conditions generally affecting the industries or geographic areas in which the Company and its Subsidiaries operate; (h) any Events attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any part of the Transaction (including the impact thereof on relationships with customers, suppliers, employees, Governmental Authorities, or Government Officials) or (i) any action taken by, or at the written request or consent of, SPAC; provided, however, that in the case of each of clauses (b), (d), (e) and (g), any such Event to the extent it disproportionately affects the Company or any of its Subsidiaries relative to other similarly situated participants in the industries and geographies in which such Persons operate shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect.

“Company Options” means an outstanding option, whether vested or unvested, to purchase Company Ordinary Shares (or shares of any parent or Subsidiary of the Company) pursuant to an option grant made under any Company Stock Plan or otherwise.

“Company Ordinary Shares” means the ordinary shares, par value $0.00001 per share, of the Company.

“Company Organizational Documents” means the Company Charter and the Investor Rights Agreement.

“Company Preferred Shares” means, collectively, the Series Seed Preferred Shares, Series A1 Preferred Shares, Series A2 Preferred Shares, Series B Preferred Shares and Series C Preferred Shares, each as defined in the Company Charter.

“Company Products” means all products, services and other offerings (a) marketed, offered, sold, distributed, made commercially available, or otherwise provided directly or indirectly by the Company or any of its Subsidiaries within the three (3) years preceding the date hereof, and (b) currently under development by the Company or any of its Subsidiaries.

“Company Recommendation” has the meaning set forth in Section 3.5(a).

“Company Securities” has the meaning set forth in Section 2.5(b)(i).

“Company Shareholder” means any holder of any Company Shares.

“Company Shareholder Approval Matters” has the meaning set forth in Section 6.8.

“Company Shareholders’ Meeting” has the meaning set forth in Section 6.8.

“Company Shares” means, collectively, the Company Ordinary Shares and the Company Preferred Shares.

“Company Stock Plan” means Tradeos Ltd. 2012 Global Incentive Option Scheme, as amended and/or restated from time to time.

“Company Systems” means all computers, devices, equipment, networks, platforms, systems, and other information technology infrastructure used by or on behalf of the Company or any of its Subsidiaries in the Processing of data or information including all Software operating on or in connection with any of the foregoing.

“Company Transaction Expenses” means any out-of-pocket fees and expenses payable by the Company or any of its Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transaction, including (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, including consultants and public relations firms, (b) fifty percent (50%) of the fees, costs and expenses up to $500,000, incurred in connection with (i) any filing, submission or application for the Governmental Order pertaining to the Antitrust Laws applicable to the Transaction and (ii) the filing and mailing of the Proxy Statement and Registration Statement in connection with the Transaction and (c) any and all filing fees payable by the Company or any of its Subsidiaries to the Governmental Authorities in connection with the Transaction; provided, however, that the Company shall be responsible for any fees, expenses and costs payable by the Company or any of its Subsidiaries in connection with the Pre-Signing Reorganization, the Pre-Closing Restructuring, and the Recapitalization.

“Company Warrant” has the meaning set forth in Section 2.1(c).

“Contract” means any legally binding written, oral or other agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, mortgage, guarantee, purchase order, insurance policy or commitment or undertaking of any nature that has any outstanding rights or obligations.

“Control” in relation to any Person means (a) the direct or indirect ownership of, or ability to direct the casting of, more than fifty percent (50%) of the total voting rights conferred by all the shares then in issue and conferring the right to vote at all general meetings of such Person; (b) the ability to appoint or remove a majority of the directors of the board or equivalent governing body of such Person; (c) the right to control the votes at a meeting of the board of directors (or equivalent governing body) of such Person; or (d) the ability to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise, and “Controlled,” “Controlling” and “under common Control with” shall be construed accordingly.

“Conversion Ratio” has the meaning set forth Section 2.2(a)(ii).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means (i) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Hong Kong Department of Health, Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 for similarly situated companies, and (ii) any action reasonably taken or refrained from being taken in response to COVID-19.

“D&O Tail” has the meaning set forth in Section 6.5(c).

“Data Laws” means all Laws applicable to or binding upon the Company or any of its Subsidiaries, or any Company Systems, Company Products, or Business Data, in each case concerning the protection, confidentiality, privacy, or security of data or information or the Processing thereof, including, to the extent applicable, the UK Data Protection Legislation, the Data Protection Act (2021 Revision) of the Cayman Islands, the Israeli Privacy Protection Law, the Spanish Data Protection Act (Organic Law 3/2018), the California Consumer Privacy Act of 2018 (CCPA), and the GDPR.

“Data Requirements” means all of the following to the extent applicable to the Company or any of its Subsidiaries or any Company Systems, Company Products or Business Data and in each case pertaining to the protection, confidentiality, privacy, or security of data or information, or to the Processing thereof: (a) Laws (including all Data Laws), (b) the Company’s and its Subsidiaries’ rules, policies, and procedures, (c) permissions, consents and authorizations applicable to the Company’s or its Subsidiaries’ Processing of data or information, (d) industry standards (including, if applicable, the Payment Card Industry Data Security Standard (PCI DSS)) and (e) Contracts.

“Disclosure Schedules” means, as applicable, the Company Disclosure Schedules and the SPAC Disclosure Schedules.

“DLA” has the meaning set forth in Section 10.4.

“DTC” means the Depository Trust Company.

“Encumbrance” means any mortgage, charge (whether fixed or floating), pledge, lien, license, covenant not to sue, option, warrant, convertible instrument, right of first offer, refusal or negotiation, hypothecation, assignment, deed of trust, title retention or other similar encumbrance of any kind whether consensual, statutory or otherwise.

“Environmental Laws” means all Laws concerning pollution, protection of the environment, or human health or safety (as such relate to exposure to Hazardous Materials).

“Equity Securities” means, with respect to any Person, any capital stock, shares, equity interests, membership interests, partnership interests or registered capital, joint venture or other ownership interests in such Person and any options, warrants or other securities (for the avoidance of doubt, including debt securities) that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, shares, equity interests, membership interests, partnership interests or registered capital, joint venture or other ownership interests (whether or not such derivative securities are issued by such Person).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means each entity that is or was at any time treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414 of the Code.

“Event” means any event, state of facts, development, change, circumstance, occurrence or effect.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 2.3(a).

“Export Control Laws” means those export control Laws administered, enacted or enforced from time to time by (a) the United States (including the Export Administration Regulations (15 CFR Parts 730 to 774)), (b) the European Union and enforced by its member states, (c) the United Kingdom, (d) Israel and (e) any other similar export controls administered by a Governmental Authority.

“First Effective Time” has the meaning set forth in Section 1.3(a).

“First Merger” has the meaning set forth in the Recitals.

“First Merger Filing Documents” has the meaning set forth in Section 1.3(a).

“First Plan of Merger” has the meaning set forth in Section 1.3(a).

“First Surviving Subsidiary” has the meaning set forth in Section 1.1(a).

“Flipped Up Subsidiaries” has the meaning set forth in the Recitals.

“Forward Purchase Agreement” has the meaning set forth in the Recitals.

“Forward Purchase Investor” has the meaning set forth in the Recitals.

“Forward Purchase Subscription” has the meaning set forth in the Recitals.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“GDPR” means the General Data Protection Regulation (EU) 2016/679.

“Gesher Group” has the meaning set forth in Section 10.18(a).

“Government Official” means any officer, cadre, civil servant, employee or any other person who acts in an official capacity for any Governmental Authority (including any government-owned or government-Controlled enterprise, political party, public international organization or official thereof), or who acts in an official capacity for any candidate for governmental or political office.

“Governmental Authority” means the government of any nation, province, state, city, locality or other political subdivision of any thereof, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, regulation or compliance, or any arbitrator or arbitral body, any self-regulated organization, stock exchange, or quasi-governmental authority with proper jurisdiction.

“Governmental Order” means any applicable Order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction or other similar determination by, before or under the supervision of any Governmental Authority.

“Hazardous Material” means any substance, pollutant, contaminant, material and waste that is regulated by any Law or Action or is classified in any Environmental Law as “hazardous,” “toxic,” “dangerous,” a “pollutant,” a “contaminant” or words of similar meaning, including asbestos, asbestos-containing materials, polychlorinated biphenyls, gasoline, diesel fuel, petroleum, petroleum by-products or petroleum products, radioactive materials and radon gas, per- and polyfluoroalkyl substances, and any other chemicals, materials, substances or wastes in any amount or concentration which are regulated under or for which liability may be imposed under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“IFRS” means the International Financial Reporting Standards issued by the International Accounting Standards Board, as in effect from time to time.

“Income Tax Ordinance” means the Israeli Income Tax Ordinance [New Version] 5721-1961, and the rules and regulations promulgated thereunder.

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, including any amount due to any shareholder of such Person, (b) the principal and accrued interest components of capitalized lease obligations under GAAP or IFRS, as applicable, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs,” “seller notes,” “exit fees” and “retention payments,” but excluding payables arising in the Ordinary Course, (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the Transaction in respect of any of the items in the foregoing clauses (a) through (f), and (h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally; provided, however, solely for purposes of Section 6.2(c), “Indebtedness” shall not include clauses (b) or (e) hereof.

“Intellectual Property” means all intellectual property, industrial property and proprietary rights protectable by or enforceable under applicable Law in any and all jurisdictions worldwide, in all cases whether registered or unregistered, including rights in: (a) Patents, (b) Trademarks and designs, (c) copyrights, rights in works of authorship or expression, and mask works, (d) Trade Secrets, know-how and other confidential or proprietary information, (e) Software, (f) “moral” rights, rights of publicity or privacy, data base or data collection rights, rights in social media accounts and handles, and other similar intellectual property rights, (g) registrations, applications, and renewals for any of the foregoing in clauses (a) through (f), and (h) all rights in the foregoing, and all other forms of protection having a similar nature or effect anywhere in the world.

“Intended Tax Treatment” has the meaning set forth in the Recitals.

“Interim Period” has the meaning set forth in Section 6.1.

“Investment Company Act” means the Investment Company Act of 1940.

“Investor Rights Agreement” means the Investor Rights Agreement in respect of the Company, dated as of May 27, 2022, as may be amended and/or restated from time to time.

“Investors” has the meaning set forth in the Recitals.

“IPO” means the initial public offering of SPAC Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of SPAC, dated as of October 12, 2021, and filed with the SEC on October 13, 2021 (File No. 333-259253).

“Israeli Privacy Law” means the Israeli Privacy Protection Law, 5741-1981 and the regulations promulgated thereunder and all guidelines issued by the Israeli Privacy Protection Authority.

“Israeli Trustee” shall mean Altshuler Shaham Trusts Ltd, which serves as the trustee of the awards granted pursuant to Section 102 of the Income Tax Ordinance.

“Israeli Withholding Agent” has the meaning set forth in Section 2.5(b)(v).

“ITA” shall mean the Israel Tax Authority.

“JOBS Act” has the meaning set forth in Section 3.24.

“Knowledge of SPAC” or any similar expression means the knowledge that each individual listed on Section 1.2 of the SPAC Disclosure Schedules actually has, or the knowledge that any such individual would have acquired following reasonable inquiry of his or her direct reports directly responsible for the applicable subject matter.

“Knowledge of the Company” or any similar expression means the knowledge that each individual listed on Section 1.1 of the Company Disclosure Schedules actually has, or the knowledge that any such individual would have acquired following reasonable inquiry of his or her direct reports directly responsible for the applicable subject matter.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority, or any provisions or interpretations of the foregoing, including general principles of common and civil law and equity.

“Leased Real Property” has the meaning set forth in Section 3.15.

“Liability” means, with respect to any Person, any liability, debt, deficiency, Taxes, penalty, assessment, fine, claim, cause of action, obligation or other loss, fee, cost or expense of such Person of any kind, character, description or nature, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.

“Lockup Agreement” has the meaning set forth in the Recitals.

“Made Available” means, unless the context otherwise requires, that a copy of the subject documents or other materials has been provided by the Company, its Subsidiary or any of their respective Representatives at least one (1) Business Day prior to the date hereof via upload to the virtual data room operated by Intralinks, Inc. under the project name “Project Falcon Data Room”.

“Major Customers” means the top ten (10) customers of the Company and its Subsidiaries by dollar volume received for the past twelve (12) months ended on December 31, 2021 listed on Section 1.2 of the Company Disclosure Schedules, which Section 1.2 of the Company Disclosure Schedules reflects the dollar volume received from each such customer.

“Major Suppliers” means the top ten (10) suppliers of the Company and its Subsidiaries by dollar volume paid for the past twelve (12) months ended on December 31, 2021 listed on Section 1.2 of the Company Disclosure Schedules, which Section 1.2 of the Company Disclosure Schedules reflects the dollar volume paid to each such supplier.

“Material Contracts” has the meaning set forth in Section 3.13(a).

“Mergers” has the meaning set forth in the Recitals.

“Merger Consideration” means the sum of all SPAC Shares Consideration and SPAC Warrant Consideration receivable by SPAC Shareholders pursuant to Section 2.1(b) and Section 2.1(c).

“Merger Filing Documents” has the meaning set forth in Section 1.3.

“Merger Sub I” has the meaning set forth in the Preamble.

“Merger Sub II” has the meaning set forth in the Preamble.

“Merger Sub I Share” has the meaning set forth in Section 5.2(a)(i).

“Merger Sub II Share” has the meaning set forth in Section 5.2(a)(ii).

“Merger Sub I Written Resolution” has the meaning set forth in the Recitals.

“Merger Sub II Written Resolution” has the meaning set forth in the Recitals.

“NASDAQ” means The Nasdaq Stock Market LLC.

“NDA” means the Confidentiality Agreement, dated as of November 9, 2021, between SPAC and Freightos Limited, a Hong Kong private company limited by shares.

“Open Source Software” means any Software licensed or made available pursuant to, or containing or derived from any Software licensed or made available as, “freeware,” “shareware,” or “open source” software, including any license that is now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses (or any successor thereto) and any Reciprocal License, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL).

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other Action that is or has been entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Ordinary Course” means, with respect to an action taken or refrained from being taken by a Person, that such action or omission is taken in the ordinary course of the operations of such Person and consistent with past practice, including any COVID-19 Measures and any change in such COVID-19 Measures or interpretations whether taken prior to or following the date of this Agreement.

“Organizational Documents” means, with respect to any Person that is not an individual, its certificate of incorporation or registration, bylaws, memorandum and articles of association, constitution, limited liability company agreement, or similar organizational documents, in each case, as amended or restated.

“Owned IP” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Party” or “Parties” has the meaning set forth in the Preamble.

“Patents” means patents, including utility models, industrial designs and design patents, and applications therefor (and any patents that issue as a result of those patent applications), and including all divisionals, continuations, continuations-in-part, continuing prosecution applications, substitutions, reissues, re-examinations, renewals, provisionals and extensions thereof, and any counterparts worldwide claiming priority therefrom.

“Payee” has the meaning set forth in Section 2.5(b)(i).

“Payor” has the meaning set forth in Section 2.5(a).

“PCAOB” means the U.S. Public Company Accounting Oversight Board.

“Permitted Encumbrances” means (a) Encumbrances for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with IFRS; (b) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Encumbrances arising or incurred in the Ordinary Course in respect of amounts that are not yet due and payable; (c) rights of any third parties that are party to or hold an interest in any Contract to which the Company or any of its Subsidiaries is a party; (d) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or Encumbrances that do not materially interfere with the present use of the Leased Real Property, (e) with respect to any Leased Real Property (i) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any

Encumbrances thereon, (ii) any Encumbrances permitted under the Company Lease, and (iii) any Encumbrances encumbering the real property of which the Leased Real Property is a part that do not materially interfere with the present use of the Leased Real Property, (iv) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not materially interfere with the present use of the Leased Real Property, (f) non-exclusive licenses of Intellectual Property to a customer of the Company or any of its Subsidiaries granted in the Ordinary Course, (g) Ordinary Course purchase money Encumbrances and Encumbrances securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (h) other Encumbrances arising in the Ordinary Course and not incurred in connection with the borrowing of money and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security, (i) reversionary rights in favor of landlords under any Company Leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries, and (j) any other Encumbrances that have been incurred or suffered in the Ordinary Course and do not materially impair the existing use of the property affected by such Encumbrance.

“Person” means any individual, firm, corporation, company, partnership, limited liability company, incorporated or unincorporated association, trust, estate, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“Personal Data” means (a) any “personal information,” “personal data,” “personally identifiable information,” “protected health information,” or other similar or analogous terms as defined under any Data Laws or other applicable Laws, and (b) all data and information that, whether alone or in combination with any other data or information, identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a natural person, household, or device, including, to the extent constituting or comprising the foregoing, name, street address, telephone number, email address, photograph, social security number, government-issued ID number, customer or account number, health information, financial information, device identifiers, transaction identifier, cookie ID, browser or device fingerprint or other probabilistic identifier, IP addresses, physiological and behavioral biometric identifiers, viewing history, platform behaviors, and any other similar piece of data or information, to the extent that such data is regulated under applicable Law.

“PIPE Investment” has the meaning set forth in the Recitals.

“PIPE Investor” has the meaning set forth in the Recitals.

“PIPE Subscription Agreement” has the meaning set forth in the Recitals.

“Plans of Merger” has the meaning set forth in Section 1.3(b).

“PPACA” has the meaning set forth in Section 3.18(e).

“Pre-Closing Restructuring” has the meaning set forth in the Recitals.

“Pre-Signing Reorganization” has the meaning set forth in the Recitals.

“Private Placement” has the meaning set forth in the Recitals.

“Process,” “Processing” or “Processed” means, with respect to data or information, the use, collection, creation, processing, receipt, storage, recording, organization, structuring, adaption, alteration, analysis, transfer, transmission, retrieval, consultation, disclosure, dissemination, making available, alignment, combination, restriction, security, disposal, erasure, destruction or other handling thereof.

“Prohibited Person” means any Person that is (a) organized under the laws of, or resident in, any U.S. embargoed or restricted destination (which, as of the date of this Agreement, consists of Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine and the so-called Luhansk People’s Republic and Donetsk People’s Republic), (b) included on any Sanctions-related list of blocked or designated parties (including the U.S. Department of the Treasury’s Specially Designated Nationals and Blocked Persons List, Specially Designated Narcotics Traffickers List, Specially Designated Terrorists List, Specially Designated Global Terrorists List, or the Annex to Executive Order No. 13224; or any list of Persons subject to sanctions issued by the United Nations Security Council, HM Treasury of the United Kingdom, and the European Union); (c) owned fifty percent or more, directly or indirectly, by a Person included on any Sanctions-related list of blocked or designated parties, as described in clause (b) above, where applicable by law or regulation; (d) is a Person acting in his or her official capacity as a director, officer, employee, or agent of a Person included on any Sanctions-related list of blocked or designated parties, as described in clause (b) above; or (e) a Person with whom business transactions, including exports and imports, are otherwise restricted by Sanctions, including, in each clause above, any updates or revisions to the foregoing and any newly published rules.

“Property” has the meaning set forth in Section 3.14(a).

“Proxy Statement” has the meaning set forth in Section 6.19(a).

“Recapitalization” has the meaning set forth in the Recitals.

“Reciprocal License” means a Software license that requires or that conditions any rights granted in such license upon: (a) the disclosure, distribution or licensing of any other Software (other than such Software as provided by a third party in its unmodified form); (b) a requirement that any disclosure, distribution or licensing of any other Software (other than such Software in its unmodified form) be at no or minimal charge; (c) a requirement that any other licensee of the Software be permitted to access the source code of, modify, make derivative works of, or reverse-engineer any such other Software; (d) a requirement that such other Software be redistributable by other licensees; or (e) the grant of any patent rights (other than patent rights in such Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such Software).

“Redeeming SPAC Shares” means SPAC Ordinary Shares in respect of which the eligible holder thereof (as determined in accordance with the SPAC Charter) has validly exercised (and not validly revoked, withdrawn or lost) his, her or its SPAC Shareholder Redemption Right.

“Redemption” has the meaning set forth in Section 6.19(a).

“Registered IP” means Owned IP issued by, registered, recorded or filed with, renewed by or the subject of a pending application before any Governmental Authority, Internet domain name registrar or other authority.

“Registration Rights Agreement” has the meaning set forth in the Recitals.

“Registration Statement” has the meaning set forth in Section 6.18.

“Related Party” means (a) any member, shareholder or equity interest holder who, together with its Affiliates, directly or indirectly holds 5% or more of the total outstanding share capital of the Company or any of its Subsidiaries, (b) any director or officer of the Company or any of its Subsidiaries.

“Representatives” of a Person means, collectively, officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives of such Person or its Affiliates.

“Required Company Shareholder Approval” has the meaning set forth in Section 6.9.

“Required Governmental Authorization” means all material franchises, approvals, permits, consents, qualifications, certifications, authorizations, licenses, orders, registrations, certificates, variances or other similar permits, rights and all pending applications therefor from or with the relevant Governmental Authority required to operate the business of the Company and any of its Subsidiaries, as currently conducted, in accordance with applicable Law.

“Required SPAC Shareholder Approval” means the vote of SPAC Shareholders required to approve the SPAC Shareholder Approval Matters, as determined in accordance with applicable Law and the SPAC Charter.

“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State and the U.S. Department of Commerce), (b) the European Union and enforced by its member states, (c) the United Nations Security Council, (d) Her Majesty’s Treasury of the United Kingdom and (e) any other similar economic sanctions administered by a Governmental Authority.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Second Effective Time” has the meaning set forth in Section 1.3(b).

“Second Merger Filing Documents” has the meaning set forth in Section 1.3(b).

“Second Plan of Merger” has the meaning set forth in Section 1.3(b).

“Second Surviving Subsidiary” has the meaning set forth in Section 1.1(b).

“Section 14 Arrangement” has the meaning set forth in Section 3.18(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Security Incident” means any actual or suspected data breach or breach of security or other incident or Event that results in any unauthorized, accidental or unlawful access, use, destruction, loss, denial or loss of use, compromise, alteration, corruption, acquisition or disclosure of or to any Business Data or Company Systems.

“Shareholder Litigation” has the meaning set forth in Section 6.22.

“Shareholder Support Agreement” has the meaning set forth in the Recitals.

“Software” means all computer software, data, and databases, together with object code, source code, firmware, and embedded versions thereof, and documentation related thereto, together with intellectual property, industrial property and proprietary rights in and to any of the foregoing.

“SPAC” has the meaning set forth in the Preamble.

“SPAC Board” has the meaning set forth in the Recitals.

“SPAC Charter” means the Amended and Restated Memorandum and Articles of Association of SPAC, adopted pursuant to a special resolution passed on October 12, 2021.

“SPAC D&O Indemnified Parties” has the meaning set forth in Section 6.5(a).

“SPAC Disclosure Schedules” has the meaning set forth in Article IV.

“SPAC Indemnification Agreement” means that certain indemnification agreement dated October 12, 2021 by and between SPAC and the indemnitees thereunder.

“SPAC Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of SPAC or (ii) the ability of SPAC to consummate the Transaction; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “SPAC Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking or refraining from taking of any action expressly required to be taken or refrained from being taken under this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic (including any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), acts of nature or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections, (f) any action taken by, or at the written request of, the Company; provided, however, that in the case of each of clauses (b) and

(d), any such Event to the extent it disproportionately affects SPAC relative to other special purpose acquisition companies shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a SPAC Material Adverse Effect, but only to the extent of the incremental disproportionate effect on SPAC relative to such similarly situated participants. Notwithstanding the foregoing, the number of SPAC Shareholders who exercise their SPAC Shareholder Redemption Right or the failure to obtain Required SPAC Shareholder Approval shall not be deemed to be a SPAC Material Adverse Effect.

“SPAC Ordinary Shares” has the meaning set forth in the Recitals.

“SPAC Preference Shares” has the meaning set forth in the Recitals.

“SPAC Registration Rights Agreement” means that certain Registration Rights Agreement, dated October 12, 2021, by and among SPAC and the parties listed as investors on the signature page thereto.

“SPAC SEC Filings” has the meaning set forth in Section 4.13.

“SPAC Securities” means, collectively, the SPAC Shares and the SPAC Warrants.

“SPAC Shareholder” means any holder of any SPAC Shares.

“SPAC Shareholder Approval Matters” has the meaning set forth in Section 6.19(a).

“SPAC Shareholder Redemption Amount” means the aggregate amount payable by SPAC with respect to all Redeeming SPAC Shares.

“SPAC Shareholder Redemption Right” means the right of an eligible holder (as determined in accordance with the SPAC Charter) of SPAC Ordinary Shares to redeem all or a portion of the SPAC Ordinary Shares held by such holder as set forth in the SPAC Charter in connection with the SPAC Shareholder Approval Matters.

“SPAC Shareholders’ Meeting” has the meaning set forth in Section 6.19(a).

“SPAC Shares” means, collectively, the SPAC Ordinary Shares and SPAC Preference Shares.

“SPAC Shares Consideration” has the meaning set forth in the Recitals.

“SPAC Transaction Expenses” means any out-of-pocket fees and expenses paid or payable by SPAC or the Sponsor (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transaction, including (a) all fees (including deferred underwriting fees), costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (b) any Indebtedness of SPAC owed to the Sponsor, its Affiliates or its or their respective shareholders or Affiliates (including amounts accrued and outstanding under any Working Capital Loan as of the Closing), and (c) fifty percent (50%) of the fees, costs and expenses incurred in connection with (i) any filing, submission or application for the Governmental Order pertaining to the Antitrust Laws applicable to the Transaction and (ii) the filing and mailing of the Proxy Statement and Registration Statement in connection with the Transaction.

“SPAC Unit” means the units issued by SPAC in SPAC’s IPO or the exercise of the underwriters’ overallotment option each consisting of one (1) SPAC Ordinary Share and one-half of a SPAC Warrant.

“SPAC Warrant” means all outstanding and unexercised warrants issued by SPAC to acquire SPAC Ordinary Shares.

“SPAC Warrant Consideration” has the meaning set forth in the Recitals.

“Spanish Subsidiary” means Web Cargo, S.L.U.

“Specified Courts” has the meaning set forth in Section 10.8.

“Sponsor” has the meaning set forth in the Recitals.

“Sponsor Lockup Agreement” has the meaning set forth in the Recitals.

“Subscription Agreements” has the meaning set forth in the Recitals.

“Subsidiary” means, with respect to a specified Person, any other Person Controlled, directly or indirectly, by such specified Person and, in case of a limited partnership, limited liability company or similar entity, such Person is a general partner or managing member and has the power to direct the policies, management and affairs of such Person, respectively.

“Surviving Subsidiary Charter” has the meaning set forth in Section 1.4.

“Tax” or “Taxes” means all federal, state, local, non-U.S. or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, escheat, abandoned and unclaimed property, sales, use, transfer, registration, alternative or add-on minimum, estimated taxes, or other tax of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, and including any interest, deficiency, penalty, or addition thereto.

“Tax Authority” means any Governmental Authority responsible for the collection or administration of Taxes or Tax Returns.

“Tax Returns” means all returns, declarations, computations, notices, statements, claims, reports, schedules, forms and information returns, including any attachment thereto or amendment thereof, required or permitted to be supplied to, or filed with, a Governmental Authority with respect to Taxes.

“Terminating Company Breach” has the meaning set forth in Section 8.1(e).

“Terminating SPAC Breach” has the meaning set forth in Section 8.1(f).

“Trade Secrets” means all trade secrets and other confidential or proprietary information, know-how and other inventions, processes, models, methodologies and all other information that derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure or use.

“Trademarks” means trade names, logos, trademarks, service marks, service names, trade dress, company names, collective membership marks, certification marks, slogans, domain names, social media handles, toll-free numbers, and other indicia of source or origin, whether or not registerable as a trademark in any given country, together with registrations and applications therefor, and the goodwill associated with any of the foregoing.

“Transaction” means the transactions contemplated by this Agreement and the Transaction Documents, including the Mergers, the Recapitalization, Pre-Signing Reorganization, and the Pre-Closing Restructuring.

“Transaction Documents” means, collectively, this Agreement, the NDA, the Forward Purchase Agreement, the PIPE Subscription Agreement, the Backstop Subscription Agreement, the Lockup Agreements, the Shareholder Support Agreements, the Registration Rights Agreement, the Warrant Amendment, the Assignment and Assumption Agreement, the Merger Filing Documents, and any other agreements, documents or certificates entered into or delivered pursuant hereto or thereto, and the expression “Transaction Document” means any one of them.

“Treasury Regulations” means the regulations promulgated under the Code by the U.S. Department of Treasury.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated October 12, 2021, by and between SPAC and Continental Stock Transfer & Trust Company (in such capacity, the “Trustee”).

“Trustee” has the meaning set forth in the definition of “Trust Agreement.”

“U.S.” means the United States of America.

“UK Data Protection Legislation” means (i) the Data Protection Act 1998 and all other applicable national laws, regulations and secondary legislation implementing the EU Data Protection Directive 95/46/EC; (ii) the GDPR as applicable in the United Kingdom, and all related national laws, regulations and secondary legislation; (iii) the Data Protection Act 2018; (iv) the UK GDPR; (v) the Data Protection (Charges and Information) Regulations 2018; (vi) the Privacy and Electronic Communications (EC Directive) Regulations 2003 (SI 2003/2426) and all other applicable national laws, regulations and secondary legislation implementing the Privacy and Electronic Communications Data Protection Directive 2002/58/EC; (vii) the Regulation of Investigatory Powers Act 2000, the Investigatory Powers Act 2016 and the Telecommunications (Lawful Business Practice) (Interception of Communications) Regulations 2000 (SI 2000/2699); (viii) (where and to the extent applicable) Part V of the Digital Economy Act 2017; and (ix) all

other applicable laws and regulations to the extent relating to the protection and processing of personal data, marketing directed to individuals, and privacy in any jurisdiction, including where applicable any binding guidance or codes of practice issued or adopted by the United Kingdom’s Information Commissioner, the European Data Protection Board or any similar body in any other jurisdiction.

“UK GDPR” means GDPR as implemented by the UK Data Protection Act 2018 and modified by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (SI 2019/419).

“Union” means any trade union, works council, labor organization or other employee representative body.

“Unit Separation” has the meaning set forth in Section 2.1(a).

“Valid Certificate” means, in respect of a Payor, a valid certificate or ruling issued by the ITA in form and substance reasonably acceptable to the Company and the Israeli Withholding Agent: (a) exempting such Payor from the duty to withhold Israeli Taxes with respect to the applicable payment, (b) determining the applicable rate of Israeli Taxes to be withheld from the applicable payment, or (c) providing any other instructions regarding the payment or withholding with respect to the applicable payment.

“VAT” has the meaning set forth in Section 3.8(l).

“Warrant Agreement” means the Warrant Agreement, dated as of October 12, 2021, by and between SPAC and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent, as amended.

“Warrant Amendment” has the meaning set forth in the Recitals.

“Withholding Drop Date” has the meaning set forth in Section 2.5(b)(i).

“Withholding Tax Ruling” shall mean a Tax ruling issued by the ITA, (a) exempting the Company, Merger Sub I, Merger Sub II, the Exchange Agent, and the Israeli Withholding Agent and their respective agents from any obligation to withhold Israeli Taxes from the Merger Consideration payable or otherwise deliverable pursuant to the Mergers or clarifying that no such obligation exists, in each case, with respect to all Payees or any part thereof, or (b) instructing the Company, Merger Sub I, Merger Sub II, the Exchange Agent, and the Israeli Withholding Agent and their respective agents on how such withholding is to be executed.

“Working Capital Loan” means any loan made to SPAC by any of the Sponsor, an Affiliate of the Sponsor, or any of SPAC’s officers or directors, and evidenced by one or more promissory notes, for the purpose of financing costs incurred in connection with a Business Combination; provided that such Working Capital Loan has not previously been and will not be in connection with the Business Combination converted into SPAC Warrants.

Exhibit 10.1

Execution Version

FORWARD PURCHASE AGREEMENT

This Forward Purchase Agreement (this “Agreement”) is entered into as of March 23, 2022 between Gesher I Acquisition Corp., a Cayman Islands exempted company (the “Company”), and M&G (ACS) Japan Equity Fund (the “Purchaser”), as managed by M&G Investment Management Limited, a private company limited by shares organized and existing under the laws of England and Wales with the registered number 00936683 and whose registered office is 10 Fenchurch Avenue, London, England, EC3M 5AG, United Kingdom.

RECITALS

WHEREAS, the Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (a “Business Combination”);

WHEREAS, the Company has registered with the U.S. Securities and Exchange Commission (the “SEC”) on Form S-1 (the “Registration Statement”) in its initial public offering (“IPO”) 11,500,000 units (the “Public Units”), at a price of $10.00 per Public Unit, each Public Unit is comprised of one ordinary share of the Company, par value $0.0001 per share (“Ordinary Shares”, and the Ordinary Shares included in the Public Units, the “Public Shares”), and one-half of one warrant, where each whole warrant is exercisable to purchase one Ordinary Share at an exercise price of $11.50 per share, subject to adjustment, subject to the terms of the Warrant Agreement filed by the Company with the SEC (the “Warrants”);

WHEREAS, following the closing of the IPO (the “IPO Closing”), the Company will seek to identify and consummate a Business Combination;

WHEREAS, in connection with the IPO, the Company undertook a private placement, that closed simultaneously with the IPO Closing, of Warrants (the “Private Placement Warrants”);

WHEREAS, proceeds from the IPO and the sale of the Private Placement Warrants in an aggregate amount equal to the gross proceeds from the IPO were deposited into a trust account for the benefit of the holders of the Public Shares (the “Trust Account”), as described in the Registration Statement;

WHEREAS, the Purchaser has entered into a Subscription Agreement with Gesher I Sponsor LLC (the “Subscription Agreement”);

WHEREAS, the parties wish to enter into this Agreement, pursuant to which the Purchaser shall subscribe for an aggregate of 4,000,000 units (the “Forward Purchase Units”) of the Company or, at the Company’s option, the ultimate parent company in the Business Combination (the “Parent”), for $10.00 per unit (the “Forward Purchase Price”), or an aggregate of $40,000,000, effective as of immediately prior to, or simultaneously with, the closing of the Company’s Business Combination (the “Business Combination Closing”), with each Forward Purchase Unit being identical to one Public Unit and consisting of one Ordinary Share and one-half of one Warrant;

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WHEREAS, Purchaser desires to irrevocably commit $10,000,000 of Purchaser’s capital to backstop redemptions of Ordinary Shares by shareholders of the Company who have properly elected to redeem their Ordinary Shares pursuant to the organizational documents of the Company (“SPAC Redemptions”), in exchange for which the Company or, at the Company’s option, Parent, will issue to Purchaser as set forth and in accordance with Section 1(b) below: (i) an additional amount of ordinary shares in the Company, or at the Company’s option, Parent, and (ii) 500,000 warrants of the Company or, at the Company’s option, Parent, effective as of immediately prior to, or simultaneously with, the Business Combination Closing (the “Backstop Subscription”); and

WHEREAS, this Agreement amends and restates in its entirety that certain Forward Purchase Agreement, dated August 26, 2021, by and between the Company and the Purchaser.

NOW, THEREFORE, in consideration of the premises, representations, warranties and the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1. Sale and Purchase.

(a) Forward Purchase Units.

(i) The Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company or, at the Company’s option, Parent, the Forward Purchase Units, in accordance with Section 1(a)(ii), for $10.00 per Forward Purchase Unit.

(ii) The Forward Purchase Units shall be issued and sold by the Company and purchased by the Purchaser as follows:

(A) At least seven (7) days prior to any vote of the Company’s board of directors to approve a definitive agreement (a “Definitive Agreement”) for a Business Combination with any specific target business other than the company identified in the separate written communication delivered by the Company to the Purchaser concurrently herewith or any successor or affiliate thereof (the “Specified Target” and together with each such other target, each a “Target”), written notice (the “Transaction Notification”) shall be delivered by the Company to the Purchaser (such date of delivery, the “Notice Date”) of the Company’s intention to hold such a board vote. Such Transaction Notification shall set forth the material terms and such other information as may be reasonably necessary for the Purchaser to evaluate the terms of such Business Combination.

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(B) The Purchaser shall have until five (5) days after the Notice Date (such date five (5) days after the Notice Date, the “Notification Deadline”) to deliver written notice to the Company, which written notice shall state that it desires to purchase hereunder the Forward Purchase Units set forth in the Transaction Notification (a “Purchase Notice”).

(C) If the Purchaser fails to deliver a Purchase Notice by the Notification Deadline, the Purchaser shall be excused from its obligation to purchase the Forward Purchase Units in connection with a specific Business Combination. After the Notification Deadline, the Company will no longer have any obligation to accept a Purchase Notice from the Purchaser or sell the Forward Purchase Units to the Purchaser with respect to a Business Combination with such Target. Each Purchase Notice shall constitute an irrevocable undertaking and agreement by the Purchaser to purchase the Forward Purchase Units at the Forward Closing (as defined below).

(D) No Transaction Notification shall be required in respect of a Business Combination with the Specified Target in which, immediately after the Closing of the Business Combination and after taking into account the completion of the transactions contemplated hereby, the Purchaser will be a beneficial owner of less than or equal to 19.9% of the share capital of the Parent, and the Purchaser by execution of this Agreement shall be deemed to have delivered a Purchase Notice and made an irrevocable undertaking and agreement to purchase the Forward Purchase Units and provide the Backstop Subscription at the Forward Closing in respect of such a Business Combination.

(iii) If the Purchaser delivers or is deemed to deliver a Purchase Notice, the Company shall deliver a notice to the Purchaser (the “Closing Notice”) at least two (2) Business Days before and conditional on the Business Combination Closing, specifying the date of the Business Combination Closing, the aggregate Forward Purchase Price and instructions for wiring the Forward Purchase Price. The closing of the sale of Forward Purchase Units (the “Forward Closing”) shall be on the same date and immediately prior to, or simultaneously with, the Business Combination Closing (such date and time being referred to as the “Forward Closing Date”). At the Forward Closing, the Company or, at the Company’s option, Parent, will issue to the Purchaser the Ordinary Shares and Warrants comprising the Forward Purchase Units, each registered in the name of the Purchaser, and identical to the Ordinary Shares and Warrants comprising the Public Units, against delivery of the Forward Purchase Price in cash via wire transfer of U.S. dollars in immediately available funds to the account specified by the Company in the Closing Notice.

(iv) The Purchaser acknowledges and understands that in order to receive information possessed by the Company related to such Targets, the Purchaser will be required to enter into or be joined to confidentiality and nondisclosure agreements on customary and reasonable terms with such Targets restricting the use and disclosure of such information, and that, under certain circumstances, the Purchaser may come into possession of material, nonpublic information regarding a publicly traded company, including the Company.

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(v) The Company shall, within one (1) Business Day following the entry into a Definitive Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K disclosing all material terms of the transactions contemplated by such Definitive Agreement, the Business Combination and any other material, non-public information that the Company has provided to the Purchaser at any time prior to such filing. The Company shall not publicly disclose the name of the Purchaser without the prior written consent of the Purchaser, except to the extent (A) as required by the federal securities laws, rules or regulations and (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the SEC or any regulatory agency or under the rules and regulations of Nasdaq (or another national securities exchange), in which case the Company shall provide the Purchaser with prior written notice of such required disclosure. The Purchaser will promptly provide any information reasonably requested by the Company for any regulatory application or filing made or approval sought in connection with the transactions contemplated hereby (including filings with the SEC).

(vi) For purposes of this Agreement, “Business Day” means any day, other than a Saturday or a Sunday, that is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close in the City of New York, New York.

(vii) Each book entry for the Securities shall contain a notation, and each certificate (if any) evidencing the Securities shall be stamped or otherwise imprinted with a legend, in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE TRANSFERRED IN VIOLATION OF SUCH ACT AND LAWS. THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN FORWARD PURCHASE AGREEMENT BY AND AMONG THE HOLDER AND THE COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE CHIEF FINANCIAL OFFICER OF THE COMPANY.”

(b) Backstop Subscription.

(i) By delivery, or deemed delivery, of a Purchase Notice in respect of a Business Combination, Purchaser irrevocably commits $10,000,000 of Purchaser’s capital to backstop SPAC Redemptions. In exchange for the agreement to commit such capital, the Company or, at the Company’s option, Parent, shall issue to Purchaser effective as of immediately prior to, or simultaneously with, the Business Combination Closing:

(A) 500,000 warrants of the Company or, at the Company’s option, Parent, with each such warrant being identical to one Warrant (the “Backstop Warrants”); and

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(B) such number of ordinary shares of the Company, or at the Company’s option, Parent, that is equal to the Backstop Subscription Amount divided by $10.00 (rounded up to the nearest whole number) (the “Backstop Shares” and, together with the Forward Purchase Units and the Backstop Warrants, the “Securities”).

(ii) For the avoidance of doubt, regardless of whether the Backstop Subscription Amount is $10,000,000 or $0, the Company will issue to Purchaser all of the Backstop Warrants.

(iii) For purposes hereof: (A) “Backstop Subscription Amount” means an amount equal to (A) $100,000,000 minus (B) the Available Closing SPAC Cash; provided that in no event shall the Backstop Subscription Amount exceed $10,000,000 or be less than $0; and (B) “Available Closing SPAC Cash” shall be an amount equal to (A) the amount of cash in the Trust Account immediately prior to the Closing (after reduction for the aggregate amount of payments required to be made in connection with the SPAC Redemptions) plus (B) the aggregate amount of funds that have been funded, or that will be funded immediately prior to or concurrently with the Closing, to the Company or Parent in connection with any forward purchase agreements and PIPE investments entered into by Company or Parent in connection with the Business Combination.

(iv) With respect to the Backstop Subscription, the Company shall deliver a Closing Notice to Purchaser at least two (2) Business Days before and conditional on the Business Combination Closing, specifying the date of the Business Combination Closing, the total number of Ordinary Shares of the Company subject to SPAC Redemptions, the Available Closing SPAC Cash, the aggregate Backstop Subscription Amount and instructions for wiring the Backstop Subscription Amount. The closing of the issuance and sale of the Backstop Warrants and the Backstop Shares (the “Backstop Closing” and, together with the Forward Closing, the “Closing”) shall be on the Forward Closing Date and immediately prior to, or simultaneously with, the Business Combination Closing. At the Backstop Closing, the Company will issue to the Purchaser the Backstop Shares (if any) and the Backstop Warrants, each registered in the name of the Purchaser, against delivery of the Backstop Subscription Amount (if greater than $0) in cash via wire transfer of U.S. dollars in immediately available funds to the account specified by the Company in the Closing Notice.

2. Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Company as follows, as of the date hereof except as otherwise indicated:

(a) Organization and Power. The Purchaser is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to carry on its business as presently conducted and as proposed to be conducted.

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(b) Authorization. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute the valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Registration Rights (as defined below) may be limited by applicable federal or state securities laws.

(c) Governmental Consents and Filings. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Purchaser in connection with the consummation of the transactions contemplated by this Agreement.

(d) Compliance with Other Instruments. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated by this Agreement will not result in any violation or default (i) of any provisions of its organizational documents, (ii) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound, (iii) under any note, indenture or mortgage to which it is a party or by which it is bound, (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound or (v) of any provision of federal or state statute, rule or regulation applicable to the Purchaser, in each case (other than clause (i)), which would have a material adverse effect on the Purchaser or its ability to consummate the transactions contemplated by this Agreement.

(e) Purchase Entirely for Own Account. The Purchaser hereby confirms, that as of the date hereof and as of the issuance and sale of the Securities, the Securities to be acquired by the Purchaser will be acquired for investment for the Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of any state or federal securities laws, and that the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of law. The Purchaser further represents that the Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Securities. For purposes of this Agreement, “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or any government or any department or agency thereof.

(f) Disclosure of Information. The Purchaser has had an opportunity to discuss the Company’s business, management, financial affairs and the terms and conditions of the offering of the Securities, as well as the terms of the Company’s proposed IPO, with the Company’s management.

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(g) Restricted Securities. The Purchaser understands that the offer and sale of the Securities to the Purchaser has not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein. The Purchaser understands that the Securities are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Securities, or any Ordinary Shares underlying such Securities, for resale, except as provided herein (the “Registration Rights”). The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of the Purchaser’s control, and which the Company is under no obligation and may not be able to satisfy. The Purchaser understands that the offering of Securities and transactions contemplated hereunder are not and are not intended to be part of the IPO, and that the Purchaser will not be able to rely on the protection of Section 11 of the Securities Act.

(h) No Public Market. The Purchaser understands that no public market now exists for the Securities.

(i) High Degree of Risk. The Purchaser understands that its agreement to purchase the Securities involves a high degree of risk which could cause the Purchaser to lose all or part of its investment.

(j) Accredited Investor. As of the date hereof and the issuance and sale of the Securities, the Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(k) Foreign Investors. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Purchaser’s subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Purchaser’s jurisdiction.

(l) No General Solicitation. To the Purchaser’s knowledge, neither the Purchaser, nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including, through a broker or finder (i) engaged in any general solicitation, or (ii) published any advertisement in connection with the offer and sale of the Securities.

(m) Residence. As of the date hereof and the issuance and sale of the Securities, the Purchaser’s principal place of business is the office or offices located at the address of the Purchaser set forth on the signature page hereof, unless the Purchaser has otherwise notified the Company in writing.

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(n) Non-Public Information. The Purchaser acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to the Company.

(o) Adequacy of Financing. The Purchaser has available to it, and will maintain through the Closing, sufficient funds to satisfy its obligations under this Agreement.

(p) Affiliation of Certain FINRA Members. The Purchaser is neither a person associated nor affiliated with EarlyBirdCapital, Inc. or, to its actual knowledge, any other member of the Financial Industry Regulatory Authority (“FINRA”) that is participating in the IPO.

(q) No Other Representations and Warranties; Non-Reliance. Except for the specific representations and warranties contained in this Section 2 and in any certificate or agreement delivered pursuant hereto, as of the date hereof and the issuance and sale of the Securities, none of the Purchaser nor any person acting on behalf of the Purchaser nor any of the Purchaser’s affiliates (the “Purchaser Parties”) has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to the Purchaser and this offering, and the Purchaser Parties disclaim any such representation or warranty. Except for the specific representations and warranties expressly made by the Company in Section 3 of this Agreement and in any certificate or agreement delivered pursuant hereto, the Purchaser Parties specifically disclaim that they are relying upon any other representations or warranties that may have been made by the Company, any person on behalf of the Company or any of the Company’s affiliates (collectively, the “Company Parties”).

(r) Certain Other Relationships. Except as disclosed to the Company in writing prior to the date hereof, the Purchaser is not an affiliate of and has no material relationship with any of the potential Business Combination Targets that the Company is evaluating and identified in writing to the Purchaser prior to the date hereof. The Purchaser will promptly notify the Company if it becomes aware of any such relationship on or after the date hereof.

3. Representations and Warranties of the Company. The Company represents and warrants to the Purchaser as follows, as of the date hereof and (except where otherwise specified) as of the date of the issuance and sale of the Securities:

(a) Organization and Corporate Power. The Company is an exempted company duly formed and validly existing and in good standing under the laws of the Cayman Islands and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted. As of the date hereof, the Company has no subsidiaries.

(b) Capitalization. On the date hereof, the authorized share capital of the Company consists of:

(i) 100,000,000 Ordinary Shares, 14,575,000 of which are issued and outstanding; and

(ii) 1,000,000 preference shares, par value $0.0001 per share, none of which are issued and outstanding.

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(c) Authorization. All corporate action required to be taken by the Company to authorize the Company to enter into this Agreement, and by the Company or Parent, as applicable, to issue the Securities at the Closing, has been taken or will be taken prior to the Closing. All corporate action on the part of the Company necessary for the execution and delivery of this Agreement, the performance of all obligations of the Company under this Agreement to be performed as of the Closing, and the issuance and delivery of the Securities has been taken or will be taken prior to the Closing. This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Registration Rights may be limited by applicable federal or state securities laws.

(d) Valid Issuance of Securities. The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable, as applicable, and free of all preemptive or similar rights, taxes, liens, encumbrances and charges with respect to the issue thereof and restrictions on transfer other than restrictions on transfer specified under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by the Purchaser. Assuming the accuracy of the representations of the Purchaser in this Agreement and subject to the filings described in Section 3(e) below, the Securities will be issued in compliance with all applicable federal and state securities laws.

(e) Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchaser in this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for filings pursuant to Regulation D of the Securities Act, applicable state securities laws, if any, and pursuant to the Registration Rights.

(f) Compliance with Other Instruments. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any violation or default (i) of any provisions of the Company’s memorandum and articles of association, as it may be amended from time to time (the “Charter”), or other governing documents of the Company, (ii) of any instrument, judgment, order, writ or decree to which the Company is a party or by which it is bound, (iii) under any note, indenture or mortgage to which the Company is a party or by which it is bound, (iv) under any lease, agreement, contract or purchase order to which the Company is a party or by which it is bound or (v) of any provision of federal or state statute, rule or regulation applicable to the Company, in each case (other than clause (i)) which would have a material adverse effect on the Company or its ability to consummate the transactions contemplated by this Agreement.

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(g) Operations. As of the date hereof, the Company has not conducted any operations other than organizational activities and activities in connection with offerings of its securities.

(h) No General Solicitation. Neither the Company, nor any of its officers, directors, employees, agents or stockholders has either directly or indirectly, including, through a broker or finder (i) engaged in any general solicitation, or (ii) published any advertisement in connection with the offer and sale of the Securities.

(i) No Disqualification Event. No disqualifying event described in Rule 506(d)(1)(i)-(viii) under the Securities Act (“Disqualification Event”) is applicable to the Company or, to the Company’s knowledge, any Covered Person (as defined below), except for a Disqualification Event as to which Rule 506(d)(2)(ii)-(iv) or (d)(3) under the Securities Act is applicable. The Company has complied, to the extent applicable, with any disclosure obligations under Rule 506(e) under the Securities Act. “Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 under the Securities Act, any person listed in the first paragraph of Rule 506(d)(1) under the Securities Act.

(j) No Foreign Corrupt Practices. Each of the Company and any of its directors and officers is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), (ii) owned or controlled by, or acting on behalf of, a person, that is named on an OFAC List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States or (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515.

(k) SEC Reports. As of their respective filing dates, all reports required to be filed by the Company with the SEC (the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, or if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no material outstanding or unresolved comments in comment letters received by the Company from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports.

(l) No Anti-Money Laundering. (i) Each of the Company and any of its directors and officers has not engaged in any activity or conduct which would violate any applicable anti-bribery, anti-corruption or anti-money laundering laws, regulations or rules in any applicable jurisdiction (including the U.S. Foreign Corrupt Practices Act of 1977, as amended), (ii) the Company maintains systems, policies and procedures designed to prevent violation of such laws, regulations and rules and (iii) no action, suit or proceeding by or before any court or governmental or regulatory agency, authority or body or any arbitrator having jurisdiction over the Company, with respect to such laws, regulations and rules is pending and, to the Company’s knowledge, no such actions, suits or proceedings are threatened or contemplated.

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(m) No Litigation. There is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Company, except, in each case, for such matters as would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the Company or its ability to consummate the transactions contemplated by this Agreement.

(n) No Other Representations and Warranties; Non-Reliance. Except for the specific representations and warranties contained in this Section 3 and in any certificate or agreement delivered pursuant hereto, none of the Company Parties has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to the Company, this offering, the IPO or a potential Business Combination, and the Company Parties disclaim any such representation or warranty. Except for the specific representations and warranties expressly made by the Purchaser in Section 2 of this Agreement and in any certificate or agreement delivered pursuant hereto, the Company Parties specifically disclaim that they are relying upon any other representations or warranties that may have been made by the Purchaser Parties.

4. Registration Rights.

(a) Registration. The Company shall (i) use commercially reasonable efforts to file within thirty (30) calendar days after the Business Combination Closing (the “Filing Date”) a registration statement on Form S-1 (a “Forward Registration Statement”) covering the resale of the Securities and underlying securities (collectively, the “Registrable Securities”); pursuant to Rule 415 under the Securities Act; (ii) use commercially reasonable efforts to cause a Forward Registration Statement to be declared effective under the Securities Act as soon as practicable after the filing thereof but no later than the earlier of (i) the 90th calendar day (or 120th calendar day if the SEC notifies the Company that it will “review” the Registration Statement) following the Business Combination Closing and (ii) the 10th Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that the Company’s obligation to include the Registrable Securities in the Forward Registration Statement is contingent upon the Purchaser furnishing in writing to the Company such information regarding the Purchaser, the securities of the Company held by the Purchaser and the intended method of disposition of the Registrable Securities as shall be reasonably requested by the Company to effect the registration of the Registrable Securities, and the Purchaser shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations. The Company shall maintain each Forward Registration Statement in accordance with the terms hereof (provided that the Company shall be entitled to postpone and suspend the effectiveness or use of the Forward Registration Statement during any customary blackout or similar period or as

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permitted hereunder), and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep such Forward Registration Statement continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities included on such Forward Registration Statement. The Company shall use its commercially reasonable efforts to convert the Forward Registration Statement to a Form S-3 or F-3 or similar as soon as practicable after the Company is eligible to use such short-form registration statement. For purposes of clarification, any failure by the Company to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve the Company of its obligations to file or effect the Forward Registration Statement as set forth in this Section 4.

(b) The Company will use its commercially reasonable efforts to provide a draft of the Forward Registration Statement to the undersigned for review (but not comment) at least two (2) business days in advance of filing the Forward Registration Statement; provided that, for the avoidance of doubt, in no event shall the Company be required to delay or postpone the filing of the Forward Registration Statement as a result of or in connection with the undersigned’s review. In no event shall the Purchaser be identified as a statutory underwriter in the Forward Registration Statement unless required by the SEC or otherwise agreed to by the Purchaser in writing; provided, that if the SEC requests that the Purchaser be identified as a statutory underwriter in the Forward Registration Statement, the Purchaser will have an opportunity to withdraw from the Forward Registration Statement. Any failure by the Company to file or to effect the Forward Registration Statement by the deadlines set out herein shall not otherwise relieve the Company of its obligations to file or effect the Forward Registration Statement as set forth above in this Section 4. The Company shall, upon reasonable request, inform the Purchaser as to the status of the registration effected by the Company pursuant to this Agreement.

(c) Company Obligations. In the case of the registration, qualification, exemption or compliance effected by the Company pursuant to this Agreement, the Company shall, upon reasonable request, inform the Purchaser as to the status of such registration, qualification, exemption and compliance. At its expense the Company shall:

(i) except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Forward Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Company determines to obtain, continuously effective with respect to the Purchaser, and to keep the applicable Forward Registration Statement or any subsequent shelf Forward Registration Statement free of any material misstatements or omissions, until the earlier of the following: (i) the Purchaser ceases to hold any Registrable Securities or (ii) the date all Registrable Securities held by the Purchaser may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) three years from the effective date of the Forward Registration Statement;

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(ii) advise the Purchaser within five (5) Business Days:

(A) when a Forward Registration Statement or any amendment thereto has been filed with the SEC and when such Forward Registration Statement or any post-effective amendment thereto has become effective;

(B) of any request by the SEC for amendments or supplements to any Forward Registration Statement or the prospectus included therein or for additional information;

(C) of the issuance by the SEC of any stop order suspending the effectiveness of any Forward Registration Statement or the initiation of any proceedings for such purpose;

(D) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(E) subject to the provisions in this Agreement, of the occurrence of any event that requires the making of any changes in any Forward Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

(iii) use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Forward Registration Statement as soon as reasonably practicable;

(iv) upon the occurrence of any event contemplated above, except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Forward Registration Statement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Forward Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v) use its commercially reasonable efforts to cause all Registrable Securities to be listed on each securities exchange or market, if any, on which the Ordinary Shares issued by the Company have been listed (each, an “Exchange”);

(vi) use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Registrable Securities contemplated hereby and to enable the Purchaser to sell the Registrable Securities under Rule 144.

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(d) Legend Removal.

(i) If the Securities are eligible to be sold without restriction under, and without the Company being in compliance with the current public information requirements of, Rule 144 under the Securities Act, then at the Purchaser’s request, the Company will cause the Company’s transfer agent to remove the legend set forth in Section 1(a)(vi). In connection therewith, if required by the Company’s transfer agent, the Company will promptly cause an opinion of counsel to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent that authorize and direct the transfer agent to issue such Securities, as applicable, without any such legend.

(ii) Additionally, at Purchaser’s request and at the Company’s expense, when a Forward Registration Statement identifying the Purchaser as a selling stockholder is effective under the Securities Act and no Suspension Event (as defined in Section 4(i)) is in effect, then (A) upon delivery by Purchaser of representations as to the matters set forth in Exhibit A hereto, and (B) if required by the Company’s transfer agent, the Company will use commercially reasonable efforts to promptly cause an opinion of counsel based, among such other things, on the representations and undertakings of the Purchaser, to be delivered to the Company’s transfer agent together with any other authorizations, certificates and directions required by the transfer agent that authorize and direct the transfer agent to issue such Securities, as applicable, without any such legend.

(e) Certificates. The Company shall cooperate with a Purchaser, at its request, to facilitate the timely preparation and delivery of physical certificates representing the securities underlying the Securities and enable such certificates to be in such denominations or amounts, as the case may be, as the Purchasers may reasonably request and registered in such names as the Purchasers may request. Any such physical certificates shall be stamped or otherwise imprinted with a legend substantially in the form set forth in Section 1(a)(vi).

(f) Suspension Events. Notwithstanding anything to the contrary in this Agreement, the Company shall be entitled to delay or postpone the effectiveness of the Forward Registration Statement, and from time to time to require the Purchaser not to sell under the Forward Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event the Company’s board of directors reasonably believes, upon the advice of legal counsel, would require additional disclosure by the Company in the Forward Registration Statement of material information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Forward Registration Statement would be expected, in the reasonable determination of the Company’s board of directors, upon the advice of legal counsel, to cause the Forward Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the Company may not delay or suspend the Forward Registration Statement on more than two occasions or for more than sixty (60) consecutive calendar days, or more than ninety (90) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Company of the happening of any Suspension Event during the period that the Forward Registration Statement is effective or if as a result of a Suspension Event the Forward Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus)

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not misleading, the Purchaser agrees that (i) it will immediately discontinue offers and sales of the Registrable Securities under the Forward Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the Purchaser receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by law or subpoena. If so directed by the Company, the Purchaser will deliver to the Company or, in the Purchaser’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in the Purchaser’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (i) to the extent the Purchaser is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.

(g) Opt-Out Notice. The Purchaser may deliver written notice (including via email) (an “Opt-Out Notice”) to the Company requesting that the Purchaser not receive notices from the Company otherwise required by this Section 4; provided, however, that the Purchaser may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from the Purchaser (unless subsequently revoked), (i) the Company shall not deliver any such notices to the Purchaser and the Purchaser shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to the Purchaser’s intended use of an effective Forward Registration Statement, the Purchaser will notify the Company in writing at least two (2) Business Days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 4) and the related suspension period remains in effect, the Company will so notify the Purchaser, within one (1) Business Day of the Purchaser’s notification to the Company, by delivering to the Purchaser a copy of such previous notice of Suspension Event, and thereafter will provide the Purchaser with the related notice of the conclusion of such Suspension Event immediately upon its availability.

(h) Indemnification.

(i) The Company shall, notwithstanding any termination of this Agreement, indemnify, defend and hold harmless the Purchaser (to the extent a seller under the Forward Registration Statement), the officers, directors, agents, partners, members, managers, stockholders, affiliates, employees and investment advisers of the Purchaser, each person who controls the Purchaser (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), and the officers, directors, partners, members, managers, stockholders, agents, affiliates, employees and investment advisers of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and investigation and reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (A) any untrue or alleged untrue statement of a material fact contained in the Forward Registration Statement, any prospectus included in the Forward Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus,

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or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (B) any violation or alleged violation by the Company of the Securities Act, the Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 4, except to the extent, but only to the extent (x) that such untrue statements, alleged untrue statements, omissions or alleged omissions are based solely upon information regarding the Purchaser furnished in writing to the Company by the Purchaser expressly for use therein or (y) offers or sales by the Purchaser during a Suspension Event. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Registrable Securities by the Purchaser. The Company shall notify the Purchaser promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 4 of which the Company is aware. The Purchaser shall indemnify, defend and hold harmless the Company, the officers, directors, agents, partners, members, managers, stockholders, affiliates, employees and investment advisers of the Company, each person who controls the Purchaser (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), and their successors and assigns, from and against any and all Losses, as incurred, that arise out of or are based on sales by the Purchaser during a Suspension Event.

(ii) The obligations of the Purchaser under this Agreement are several and not joint with the obligations of any seller named in the Forward Registration Statement (the “Other Sellers”), and the Purchaser shall not be responsible in any way for the performance of the obligations of any Other Seller under this Agreement. The Purchaser shall indemnify and hold harmless the Company, its directors, officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or that are based upon any untrue or alleged untrue statement of a material fact contained in the Forward Registration Statement, any prospectus included in the Forward Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent that such untrue statements or omissions are based solely upon information regarding the Purchaser furnished in writing to the Company by the Purchaser expressly for use therein. In no event shall the liability of the Purchaser be greater in amount than the dollar amount of the net proceeds received by the Purchaser upon the sale of the Registrable Securities giving rise to such indemnification obligation.

(i) Transfer. The rights, duties and obligations of the Purchaser under this Section 4 may be assigned or delegated by the Purchaser in conjunction with and to the extent of any permitted transfer or assignment of Registrable Securities by the Purchaser to any transferee or assignee pursuant to Section 9(f).

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5. Additional Agreements and Acknowledgements of the Purchaser.

(a) Right of First Refusal. The Company hereby grants the Purchaser, together with all other purchasers entering into similar Forward Purchase Agreements with the Company as of or prior to the date hereof (“Other Purchasers”), a right of first refusal with respect to any additional third-party equity financing required by the Company in connection with any Business Combination, excluding financings to the Target, the equityholders of the Target or the initial shareholders of the Company or their affiliates (such financing, an “Additional Financing”). The Company shall notify the Purchaser of the principal terms of any proposed Additional Financing and offer the Purchaser the right to participate in such Additional Financing pro rata with all Other Purchasers. If the Purchaser chooses to accept, the Purchaser shall have five (5) Business Days from the date of such notice to enter into a definitive subscription agreement providing for such Additional Financing. In the event the Purchaser does not elect to purchase such equity securities, the Company shall be free to sell such equity securities to one or more third-party purchasers on the terms contained in such notice. Notwithstanding anything to the contrary herein, the Purchaser shall irrevocably waive such right of first refusal, and such right of first refusal shall no longer be applicable, if the Purchaser fails to deliver a Purchase Notice prior to the Notification Deadline.

(b) Trust Account.

(i) The Purchaser hereby acknowledges that it is aware that the Company has established the Trust Account for the benefit of its public shareholders upon the IPO Closing. The Purchaser, for itself and its affiliates, hereby agrees that it has no right, title, interest or claim of any kind in or to any monies held in the Trust Account, or any other asset of the Company as a result of any liquidation of the Company, except for redemption and liquidation rights, if any, the Purchaser may have in respect of any Public Shares held by it.

(ii) The Purchaser hereby agrees that it shall have no right of set-off or any right, title, interest or claim of any kind (“Claim”) to, or to any monies in, the Trust Account, and hereby irrevocably waives any Claim to, or to any monies in, the Trust Account that it may have now or in the future, except for redemption and liquidation rights, if any, the Purchaser may have in respect of any Public Shares held by it. In the event the Purchaser has any Claim against the Company under this Agreement, the Purchaser shall pursue such Claim solely against the Company and its assets outside the Trust Account and not against the property or any monies in the Trust Account, except for redemption and liquidation rights, if any, the Purchaser may have in respect of any Public Shares held by it.

(c) Voting. The Purchaser hereby agrees that if the Company seeks stockholder approval of the initial proposed Business Combination, then in connection with such proposed Business Combination, the Purchaser shall vote any Ordinary Shares owned by it in favor of any proposed Business Combination.

(d) Redemption. The Purchaser hereby irrevocably waives any rights to which it would otherwise be entitled to redeem any Forward Purchase Units (including the underlying Ordinary Shares) or any other Ordinary Shares owned by it (including any Ordinary Shares acquired in the IPO) into funds held in the Trust Account upon the successful completion of a Business Combination.

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6. Listing. The Company will use commercially reasonable efforts to effect and maintain the listing of the Public Shares on the NASDAQ Capital Market (or another national securities exchange).

7. Conditions for the Closing.

(a) The obligation of the Purchaser to purchase the Securities at the Closing under this Agreement shall be subject to the fulfillment, at or prior to the Closing of each of the following conditions, any of which, to the extent permitted by applicable laws, may be waived by the Purchaser:

(i) The Business Combination shall be consummated substantially concurrently with the purchase of the Securities;

(ii) The Company shall have delivered to the Purchaser a certificate evidencing the Company’s or, if applicable, Parent’s, good standing as a Cayman Islands company;

(iii) The representations and warranties of the Company set forth in Section 3 of this Agreement shall have been true and correct as of the date hereof and shall be true and correct as of the Forward Closing Date, as applicable, with the same effect as though such representations and warranties had been made on and as of such date (other than any such representation or warranty that is made by its terms as of a specified date, which shall be true and correct as of such specified date), except where the failure to be so true and correct would not have a material adverse effect on the Company or its ability to consummate the transactions contemplated by this Agreement;

(iv) The Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing;

(v) No order, writ, judgment, injunction, decree, determination, or award shall have been entered by or with any governmental, regulatory, or administrative authority or any court, tribunal, or judicial, or arbitral body, and no other legal restraint or prohibition shall be in effect, preventing the purchase by the Purchaser of the Securities;

(vi) No amendment or modification of the terms of the Business Combination, in the form most recently provided by the Company prior to the execution by the Purchaser of a Purchase Notice, shall have occurred that would reasonably be expected to materially and adversely affect the economic benefits that the Purchaser would reasonably expect to receive under this Agreement without having received Purchaser’s prior written consent (not to be unreasonably withheld, conditioned or delayed);

(vii) There shall not have occurred any suspension of the Securities for sale or trading on the Exchange and, to the Company’s knowledge, no proceedings for any such purpose shall have been initiated or threatened.

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(b) The obligation of the Company to sell the Securities at the Closing under this Agreement shall be subject to the fulfillment, at or prior to the Closing of each of the following conditions, any of which, to the extent permitted by applicable laws, may be waived by the Company:

(i) The Business Combination shall be consummated substantially concurrently with the purchase of the Securities;

(ii) The representations and warranties of the Purchaser set forth in Section 2 of this Agreement shall have been true and correct as of the date hereof and shall be true and correct as of the Forward Closing Date, as applicable, with the same effect as though such representations and warranties had been made on and as of such date (other than any such representation or warranty that is made by its terms as of a specified date, which shall be true and correct as of such specified date), except where the failure to be so true and correct would not have a material adverse effect on the Purchaser or its ability to consummate the transactions contemplated by this Agreement;

(iii) The Purchaser shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Purchaser at or prior to the Closing; and

(iv) No order, writ, judgment, injunction, decree, determination, or award shall have been entered by or with any governmental, regulatory, or administrative authority or any court, tribunal, or judicial, or arbitral body, and no other legal restraint or prohibition shall be in effect, preventing the purchase by the Purchaser of the Securities.

8. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Company and the Purchaser;

(b) automatically:

(i) if the Business Combination is not consummated within 18 months from the IPO Closing, unless extended in accordance with the Charter; or

(ii) if the Company becomes subject to any voluntary or involuntary petition under the United States federal bankruptcy laws or any state insolvency law, in each case which is not withdrawn within sixty (60) days after being filed, or a receiver, fiscal agent or similar officer is appointed by a court for business or property of the Company, in each case which is not removed, withdrawn or terminated within sixty (60) days after such appointment.

In the event of any termination of this Agreement pursuant to this Section 8, the Forward Purchase Price, if previously paid, and all Purchaser’s funds paid in connection herewith shall be promptly returned to the Purchaser, and thereafter this Agreement shall forthwith become null and void and have no effect, without any liability on the part of the Purchaser or the Company and their respective directors, officers, employees, partners, managers, members, or stockholders and all rights and obligations of each party shall cease; provided, however, that nothing contained in this Section 8 shall relieve either party from liabilities or damages arising out of any fraud or willful breach by such party of any of its representations, warranties, covenants or agreements contained in this Agreement.

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9. General Provisions.

(a) Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile (if any) during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (iii) five (5) Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt. All communications sent to the Company shall be sent to: Gesher I Acquisition Corp., Hagag Towers, North Tower, Floor 24, Haarba 28, Tel Aviv, Israel, Attention: Chief Executive Officer, Email: emg@varanacapital.com, with a copy to the Company’s counsel at Bryan Cave Leighton Paisner LLP, One Atlantic Center, 14th Floor, 1201 W. Peachtree St., NW, Atlanta GA 30309, Attention: Amy Wilson, Email: amy.wilson@bclplaw.com.

All communications to the Purchaser shall be sent to the Purchaser’s address as set forth on the signature page hereof, or to such email address, facsimile number (if any) or address as subsequently modified by written notice given in accordance with this Section 9(a).

(b) No Finder’s Fees. Each party represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction. The Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees or representatives are responsible. The Company agrees to indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

(c) Survival of Representations and Warranties. All of the representations and warranties contained herein shall survive the Closing.

(d) Entire Agreement. This Agreement, together with any documents, instruments and writings that are delivered pursuant hereto or referenced herein, constitutes the entire agreement and understanding of the parties hereto in respect of its subject matter and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. For the avoidance of doubt, this Agreement amends and restates in its entirety that certain Forward Purchase Agreement, dated August 26, 2021, by and between the Company and the Purchaser.

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(e) Successors. All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties hereto and their respective successors. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(f) Assignments. Except as otherwise specifically provided herein, no party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party. Notwithstanding the foregoing, (i) this agreement and all of the Purchaser’s rights and obligations may be transferred or assigned, at any time and from time to time, in whole or in part, to one or more affiliates of the Purchaser; provided that any transfer prior to the Business Combination Closing shall require the prior written consent of the Company, not to be unreasonably withheld, and (ii) the Company may transfer or assign all of its rights and obligations under this Agreement to Parent either prior to or after the Business Combination Closing without the prior written consent of Purchaser.

(g) Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

(h) Headings. The section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

(i) Governing Law. This Agreement, the entire relationship of the parties hereto, and any litigation between the parties (whether grounded in contract, tort, statute, law or equity) shall be governed by, construed in accordance with, and interpreted pursuant to the laws of the State of New York, without giving effect to its choice of laws principles.

(j) Jurisdiction. The parties hereby irrevocably and unconditionally (i) submit to the jurisdiction of the state courts of New York and the United States District Court for the Southern District of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (ii) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in state courts of New York or the United States District Court for the Southern District of New York, and (iii) waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(k) WAIVER OF JURY TRIAL. THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

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(l) Amendments. This Agreement may not be amended, modified or waived as to any particular provision, except with the prior written consent of the Company and the Purchaser.

(m) Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided that if any provision of this Agreement, as applied to any party hereto or to any circumstance, is adjudged by a governmental authority, arbitrator, or mediator not to be enforceable in accordance with its terms, the parties hereto agree that the governmental authority, arbitrator, or mediator making such determination will have the power to modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its reduced form, such provision will then be enforceable and will be enforced.

(n) Expenses. Each of the Company and the Purchaser will bear its own costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby, including all fees and expenses of agents, representatives, financial advisors, legal counsel and accountants. The Company shall be responsible for the fees of its transfer agent; stamp taxes and all The Depository Trust Company fees associated with the issuance of the Securities.

(o) Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party hereto because of the authorship of any provision of this Agreement. Any reference to any federal, state, local, or foreign law will be deemed also to refer to law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant. All references to dollars or $ refer to U.S. dollars.

(p) Waiver. No waiver by any party hereto of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent occurrence.

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(q) Specific Performance. The Purchaser agrees that irreparable damage may occur in the event any provision of this Agreement was not performed by the Purchaser in accordance with the terms hereof and that the Company shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

(r) Confidentiality. Except as may be required by law, regulation or applicable stock exchange listing requirements, unless and until the transactions contemplated hereby and the terms hereof are publicly announced or otherwise publicly disclosed by the Company, the parties hereto shall keep confidential and shall not publicly disclose the existence or terms of this Agreement.

[Signature page follows]

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IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first set forth above.

PURCHASER:

M&G INVESTMENT MANAGEMENT LIMITED on behalf of M&G (ACS) JAPAN EQUITY FUND

By:	/s/ Jeremy Punnett
Name: Jeremy Punnett
Title: Director

Address for Notices:

M&G Investment Management Limited
[Redacted]

COMPANY:

GESHER I ACQUISITION CORP.

By:	/s/ Ezra Gardner
Name: Erza Gardner
Title: Authorized Signatory

Exhibit A

The representations to be delivered by the Purchaser under Section 4(d)(ii) of this Agreement are that the Purchaser:

•	is a Qualified Institutional Buyer as defined in the Securities Act of 1933;

•	understands and agrees that the Securities cannot be sold under the Registration Statement during a Suspension Event;

•

understands and agrees that the Securities cannot be sold under Rule 144 until at least one year after the Business Combination, and thereafter only at such time as the Company is current in its public reporting requirements;

•	has reasonable and customary compliance procedures in place to prevent the sale of the Securities when prohibited; and

•

has notified the custodian holding the Securities and any brokers having authority to execute sales of such Securities of these representations, and directing them to effect any sales without express approval of the Purchaser.

Exhibit 10.2

BACKSTOP SUBSCRIPTION AGREEMENT

Gesher I Acquisition Corp.

Hagag Towers

North Tower, Floor 24

Haarba 28

Tel Aviv, Israel

Attn: Ezra Gardner

This Backstop Subscription Agreement (this “Agreement”) is being entered into as of April 14, 2022 by and between Gesher I Acquisition Corp., a Cayman Islands exempted company limited by shares (“SPAC”), and the undersigned subscriber (“Subscriber”). In connection with a potential business combination (a “Transaction”) with one or more businesses or entities to be identified from time to time by SPAC to Subscriber in writing (any such target company so identified, a “Target Company”) pursuant to a definitive agreement (the “Transaction Agreement”), SPAC is seeking commitments to purchase that number of ordinary shares of SPAC, par value $0.0001 per share, set forth on the signature page hereto (the “Backstop Shares”) for a purchase price of $10.00 per share (the “Per Share Purchase Price” and the aggregate purchase price for the Backstop Shares set forth on the signature page hereto, the “Purchase Price”) to backstop ordinary shares of SPAC validly redeemed by SPAC’s shareholders in connection with a Transaction (the “SPAC Redemptions”).

In connection with the Subscriber’s subscription for the Backstop Shares, SPAC desires to issue to Subscriber 100,000 warrants of SPAC (the “Backstop Warrants” and, collectively with the Backstop Shares, the “Securities”), each of which is exercisable to purchase one ordinary share of SPAC at an exercise price of $11.50 per share, subject to adjustment and subject to the terms of the Warrant Agreement filed by SPAC with the U.S. Securities and Exchange Commission (the “SEC”).

In consideration of the representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, SPAC and Subscriber agree as follows:

1. Subscription. Subject to the satisfaction of the conditions set forth in Section 3, (a) Subscriber hereby irrevocably subscribes for and agrees to purchase from SPAC, and SPAC agrees to sell to Subscriber, the Backstop Shares at the Per Share Purchase Price, and (b) SPAC agrees to issue to Subscriber the Backstop Warrants, in each case in accordance with the terms and conditions set forth in this Agreement.

2. Closing; Delivery of Shares.

(a) The closing of the sale of Backstop Shares and issuance of the Backstop Warrants contemplated hereby (the “Closing,” and the date that the Closing actually occurs, the “Closing Date”) is contingent upon satisfaction or waiver of the conditions to closing set forth in Section 3 and the substantially concurrent consummation of the Transaction (the “Transaction Closing”). The Closing shall occur on the date of, and immediately prior to or simultaneously with, the Transaction Closing. In the event the Closing with respect to the Backstop Shares is not consummated due solely to the failure of the condition set forth in Section 3(a)(i) to be satisfied but all other conditions to Closing have been satisfied, SPAC shall issue to Subscriber the Backstop Warrants in accordance with the terms of this Agreement.

(b) SPAC shall provide written notice to Subscriber (the “Closing Notice”) not less than two (2) business days prior to the Closing, which Closing Notice shall specify (i) the anticipated date of the Transaction Closing, (ii) the Available Closing SPAC Cash (as defined below) and (iii) the wire instructions for the payment by Subscriber of the Purchase Price for the Backstop Shares. The payment of the Purchase Price by the Subscriber shall be in cash via wire transfer of U.S. dollars in immediately available funds to the account specified by SPAC in the Closing Notice.

(c) As soon as practicable following the Closing, SPAC shall deliver (or cause the delivery of) to Subscriber evidence of issuance of the Securities in book-entry form, which Securities will contain a notation, and each certificate (if any) and/or the register of members kept in accordance with the Companies Act (as revised) of the Cayman Islands (in respect of the Backstop Shares) evidencing the Securities shall be stamped or otherwise imprinted with a legend, in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE TRANSFERRED IN VIOLATION OF SUCH ACT AND LAWS. THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN SUBSCRIPTION AGREEMENT BY AND AMONG THE HOLDER AND THE COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE CHIEF FINANCIAL OFFICER OF THE COMPANY”.

(d) As used in this Agreement, “Available Closing SPAC Cash” shall be an amount equal to (i) the amount of cash in the Trust Account (as defined below) immediately prior to the Closing (after reduction for the aggregate amount of payments required to be made in connection with the SPAC Redemptions) plus (ii) the aggregate amount of funds that have been funded, or that will be funded immediately prior to or concurrently with the Closing, to SPAC or the Successor (as defined below) in connection with any forward purchase agreements, backstop agreements (other than, for the avoidance of doubt, this Agreement) and PIPE investments entered into by SPAC or the Successor in connection with a Transaction.

3. Closing Conditions.

(a) The obligation of Subscriber to purchase the Securities shall be subject to the fulfillment, at or prior to the Closing of each of the following conditions, any of which, to the extent permitted by applicable laws, may be waived by Subscriber:

(i) Available Closing SPAC Cash shall be less than $150,000,000;

(ii) the applicable Transaction Closing shall be consummated substantially concurrently with or immediately following the purchase of the Securities;

(iii) the representations and warranties of SPAC set forth in Section 4 shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date (other than any such representation or warranty that is made by its terms as of a specified date, which shall be true and correct in all material respects as of such specified date);

(iv) SPAC shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by SPAC at or prior to the Closing; and

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(v) no order, writ, judgment, injunction, decree, determination, or award shall have been entered by or with any governmental, regulatory, or administrative authority or any court, tribunal, or judicial, or arbitral body, and no other legal restraint or prohibition shall be in effect, preventing the purchase by Subscriber of the Securities.

(b) The obligation of SPAC to issue and sell the Securities shall be subject to the fulfillment, at or prior to the Closing of each of the following conditions, any of which, to the extent permitted by applicable laws, may be waived by SPAC:

(i) the applicable Transaction Closing shall be consummated substantially concurrently with or immediately following the purchase of the Securities;

(ii) the representations and warranties of Subscriber set forth in Section 5 shall have been true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date (other than any such representation or warranty that is made by its terms as of a specified date, which shall be true and correct in all material respects as of such specified date);

(iii) Subscriber shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by Subscriber at or prior to the Closing; and

(iv) no order, writ, judgment, injunction, decree, determination, or award shall have been entered by or with any governmental, regulatory, or administrative authority or any court, tribunal, or judicial, or arbitral body, and no other legal restraint or prohibition shall be in effect, preventing the purchase by Subscriber of the Securities.

4. SPAC Representations and Warranties. SPAC represents and warrants to Subscriber that:

(a) SPAC is a company duly organized, validly existing, and in good standing under the laws of the Cayman Islands and has the corporate power and authority to own, lease, and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Agreement.

(b) The Securities have been duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Agreement, the Securities will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under SPAC’s organizational documents or under the laws of the Cayman Islands.

(c) This Agreement has been duly authorized, executed, and delivered by SPAC and is enforceable against SPAC in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

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(d) Assuming the accuracy of the representations and warranties of Subscriber in Section 5, SPAC is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization, or other person in connection with the issuance of the Securities, other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) the filings required in accordance with the terms of this Agreement, (iv) those required by The Nasdaq Stock Market LLC (“NASDAQ”) and (v) those filings as to which the failure to obtain would not be reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, properties, financial condition, shareholders’ equity, or results of operations of SPAC.

(e) SPAC is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have a material adverse effect on the business, properties, financial condition, shareholders’ equity or results of operations of SPAC. SPAC has not received any written communication from a governmental authority that alleges that SPAC is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, properties, financial condition, shareholders’ equity, or results of operations of SPAC.

(f) SPAC is not, and immediately after receipt of payment for the Securities, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(g) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 5, in connection with the offer, sale, and delivery of the Securities in the manner contemplated by this Agreement, it is not necessary to register the Securities under the Securities Act of 1933, as amended (the “Securities Act”). The Securities (i) were not offered to Subscriber by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

5. Subscriber Representations and Warranties. Subscriber represents and warrants to SPAC that:

(a) Subscriber is either a U.S. investor or non-U.S. investor as set forth under its name on the signature page hereto, and accordingly represents the applicable additional matters under clause (i) or (ii) below:

(i) Applicable to U.S. investors. At the time Subscriber was offered the Securities, it was, and as of the date hereof, Subscriber is (i) a “qualified institutional buyer” (within the meaning of Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) of Regulation D under the Securities Act) as indicated in the questionnaire attached as Exhibit A hereto, and (ii) is acquiring the Securities only for its own account, and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. Subscriber is not an entity formed for the specific purpose of acquiring the Securities.

(ii) Applicable to non-U.S. investors. Subscriber understands that the sale of the Securities is made pursuant to and in reliance upon Regulation S promulgated under the Securities Act (“Regulation S”). Subscriber is not a U.S. Person (as defined in Regulation S), it is acquiring the Securities in an offshore transaction in reliance on Regulation S, and it has received all the information that it considers necessary and appropriate to decide whether to acquire the Securities hereunder outside of the United States. Subscriber is not relying on any statements or representations made in connection with the transactions contemplated hereby other than representations contained in this Agreement. Subscriber understands and agrees that the Securities sold pursuant to Regulation S may be subject to restrictions thereunder, including compliance with the distribution compliance period provisions therein.

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(b) Subscriber understands that the Securities are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Securities delivered at the Closing will not have been registered under the Securities Act. Subscriber understands that the Securities may not be resold, transferred, pledged (except in ordinary course prime brokerage relationships to the extent permitted by applicable law) or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act except (i) to SPAC or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the U.S. within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any book-entry securities or certificates (if any) representing the Securities delivered at the Closing shall contain a legend or restrictive notation to such effect. Subscriber acknowledges that the Securities will not immediately be eligible for resale pursuant to Rule 144 promulgated under the Securities Act and that the Securities may not be sold pursuant to Rule 144 unless certain conditions are met, including, among other things, the existence of a public market for the Securities, the availability of certain current public information about the issuer, the resale following the required holding period under Rule 144 and the number of shares being sold during any three- (3) month period not exceeding specified limitations. Subscriber understands and agrees that the Securities, until registered under an effective registration statement, will be subject to transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily resell the Securities and may be required to bear the financial risk of an investment for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Securities.

(c) Subscriber understands and agrees that Subscriber is purchasing the Securities directly from SPAC. Subscriber further acknowledges that there have been no representations, warranties, covenants or agreements made to Subscriber by SPAC, or any of its respective officers or directors, expressly (other than those representations, warranties, covenants and agreements included in this Agreement) or by implication. Except for the representations, warranties, covenants and agreements of SPAC expressly set forth in this Agreement, Subscriber is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice it deems appropriate) with respect to the applicable Transaction, the Securities and the business, condition (financial and otherwise), management, operations, properties and prospects of SPAC, including all business, legal, regulatory, accounting, credit and tax matters.

(d) Subscriber’s acquisition and holding of the Securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law.

(e) Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the Securities, including, with respect to SPAC and the applicable Transaction and the business of SPAC and its subsidiaries. Without limiting the generality of the foregoing, Subscriber acknowledges that he, she or it has reviewed the respective filings of SPAC with the SEC. Subscriber acknowledges and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full access to and opportunity to ask such questions, receive such answers and obtain such financial and other information and an opportunity to review such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Securities.

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(f) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Securities, including those set forth in SPAC’s respective filings with the SEC. Subscriber is a sophisticated investor, experienced in investing in private placement transactions and with the requisite knowledge and experience in financial and business matters as to be capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and has exercised informed, independent judgment in evaluating its participation in the purchase of the Securities.

(g) Subscriber became aware of this offering of the Securities solely by means of direct contact between Subscriber and SPAC, or a representative thereof, and the Securities were offered to Subscriber solely by direct contact between Subscriber and SPAC, or a representative thereof, and not as a result of any general solicitation.

(h) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of this offering of the Securities or made any findings or determination as to the fairness of this investment or the accuracy or adequacy of SPAC’s respective filings with the SEC.

(i) If an entity, Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation.

(j) The execution, delivery and performance by Subscriber of this Agreement are within the powers of Subscriber, have been duly authorized and will not constitute or result in a breach or default under or conflict with any federal or state law, statute, rule or regulation applicable to Subscriber, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which Subscriber is a party or by which Subscriber is bound, and, if Subscriber is not an individual, will not violate any provisions of Subscriber’s organizational documents. The signature on this Agreement is genuine, and the signatory, if Subscriber is an individual, has legal competence and capacity to execute the same or, if Subscriber is not an individual, the signatory has been duly authorized to execute the same, and this Agreement constitutes a legal, valid and binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms.

Subscriber is not: (i) a person included on any Sanctions-related list of blocked or designated parties (including the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the U.S. and administered by OFAC (“OFAC List”), owned or controlled by, or acting on behalf of, a person, that is named on an OFAC List, or a person prohibited by any OFAC sanctions program, Specially Designated Narcotics Traffickers List, Specially Designated Terrorists List, Specially Designated Global Terrorists List, or the Annex to Executive Order No. 13224, or any list of persons subject to sanctions issued by the United Nations Security Council, HM Treasury of the United Kingdom, and the European Union); (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515; (iii) owned fifty percent or more, directly or indirectly, by a person included on any Sanctions-related list of blocked or designated parties, as described in clauses (a) or (b) above; (iv) a person acting in his or her official capacity as a director, officer, employee, or agent of a person included on any Sanctions-related list of blocked or designated parties, as described in clauses (a) or (b) above; (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank; or (vi) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Luhansk People’s Republic and Donetsk People’s Republic, or any other country or territory embargoed or subject to substantial trade restrictions by the United States. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. If Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), Subscriber maintains

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policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Securities were legally derived. For purposes of this Section, a “person” means any individual, firm, corporation, company, partnership, limited liability company, incorporated or unincorporated association, trust, estate, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind. “Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (1) the United States (including the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S Department of State and the U.S. Department of Commerce), (2) the European Union and enforced by its member states, (3) the United Nations Security Council, (4) Her Majesty’s Treasury of the United Kingdom and (5) any other similar economic sanctions administered by the government of any nation, province, state, city or locality or other political subdivision thereof.

(k) Neither Subscriber, nor, to the extent it has them, any of its equity holders, managers, general or limited partners, directors, affiliates or executive officers (collectively with Subscriber, the “Covered Persons”), are subject to any of the “Bad Actor” disqualifications described in Rule 506(d) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3), in each case as indicated in the questionnaire attached as Exhibit A hereto. Subscriber has exercised reasonable care to determine whether any Covered Person is subject to a Disqualification Event. The acquisition of the Securities by Subscriber will not subject SPAC to any Disqualification Event.

(l) Subscriber acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to SPAC.

(m) Subscriber has sufficient immediately available funds to pay the Purchase Price for the Backstop Shares.

(n) Subscriber acknowledges that (i) SPAC may have, and later may come into possession of, information regarding SPAC that is not known to Subscriber and that may be material to a decision to enter into this transaction to purchase the Securities (“Excluded Information”), (ii) Subscriber has determined to enter into the this transaction to purchase the Securities notwithstanding its lack of knowledge of the Excluded Information, and (iii) SPAC shall have no liability to Subscriber, and Subscriber hereby to the extent permitted by law waive and releases any claims it may have against SPAC, with respect to the nondisclosure of the Excluded Information.

(o) If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Code, or an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or Section 4975 of the Code, Subscriber represents and warrants that (i) neither SPAC, nor any of its respective affiliates has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Securities, and none of SPAC or any of its respective affiliates shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Securities and (ii) the acquisition and holding of the Securities.

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(p) Subscriber hereby acknowledges and agrees that it will not, and will cause each person acting at Subscriber’s direction or pursuant to any understanding with Subscriber to not, directly or indirectly (i) offer, sell, pledge, contract to sell or sell any option to purchase, or engage in hedging activities or execute any “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act, in each case that result in Subscriber having a net short cash position in respect of the Securities until the Closing (or such earlier termination of this Agreement in accordance with its terms), (ii) redeem any ordinary shares of SPAC owned by such parties in connection with the redemption rights afforded to shareholders of SPAC in connection with the completion of a Transaction. Notwithstanding the foregoing, (y) nothing herein shall prohibit other entities under common management with Subscriber that have no knowledge of this Agreement or of Subscriber’s participation in this offering or the Transaction (including Subscriber’s controlled affiliates and/or affiliates) from entering into any “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act, and (z) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.

6. Registration Rights.

(a) In the event that the Securities are not registered in connection with the consummation of the applicable Transaction, SPAC agrees that, within thirty (30) calendar days after the Closing Date, it will file or cause to be filed, with the SEC (at the its sole cost and expense) a registration statement registering the resale of the Securities (the “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof. In connection with the foregoing, Subscriber shall be required to execute a customary 180-day lock-up agreement restricting the Subscriber’s ability to transfer the Securities during such lock up period. SPAC agrees to, except for such times as SPAC is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to cause such Registration Statement, or another shelf registration statement that includes the Securities to be sold pursuant to this Agreement, to remain effective until the earliest of (i) the second anniversary of the Closing, (ii) the date on which Subscriber ceases to hold any of the Securities issued pursuant to this Agreement or (iii) the first date on which Subscriber is able to sell all of its the Securities issued pursuant to this Agreement (or shares received in exchange therefor) under Rule 144 promulgated under the Securities Act (“Rule 144”) without the public information, volume or manner of sale limitations of such rule (such date, the “End Date”).

(b) Prior to the End Date, SPAC will use commercially reasonable efforts to qualify the Securities for listing on NASDAQ. Subscriber agrees to disclose its ownership to SPAC upon request to assist it in making the determination with respect to Rule 144 described in clause (iii) of Section 6(a). SPAC may amend the Registration Statement so as to convert the Registration Statement to a Registration Statement on Form F-3 at such time after SPAC becomes eligible to use such Form F-3. Subscriber acknowledges and agrees that SPAC may suspend the use of any such registration statement if it determines that in order for such registration statement not to contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act. SPAC’s obligations to include the Securities issued pursuant to this Agreement for resale in the Registration Statement are contingent upon Subscriber furnishing in writing to SPAC such information regarding Subscriber, the securities of

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SPAC held by Subscriber and the intended method of disposition of the Securities, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by SPAC to effect the registration of such Securities, and shall execute such documents in connection with such registration as SPAC may reasonably request that are customary of a selling stockholder in similar situations.

(c) Notwithstanding anything to the contrary in this Agreement, SPAC shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if (i) the use of the Registration Statement would require the inclusion of financial statements that are unavailable for reasons beyond SPAC’s control, (ii) SPAC determines that in order for the Registration Statement to not contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act or if (iii) such filing or use could materially affect a bona fide business or financing transaction of SPAC or its subsidiaries or would require additional disclosure by SPAC in the Registration Statement of material information that SPAC has a bona fide business purpose for keeping confidential (each such circumstance, a “Suspension Event”); provided, however, that SPAC may not delay or suspend the Registration Statement on more than two (2) occasions or for more than sixty (60) consecutive calendar days, or more than ninety (90) total calendar days, in each case during any twelve- (12) month period. Upon receipt of any written notice from SPAC of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that it will immediately discontinue offers and sales of the Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by SPAC that it may resume such offers and sales; provided, for the avoidance of doubt, that SPAC shall not include any material non-public information in any such written notice. If so directed by SPAC, Subscriber will deliver to SPAC or destroy all copies of the prospectus covering the Securities in Subscriber’s possession.

(d) Indemnification.

(i) SPAC agrees to indemnify and hold harmless, to the extent permitted by law, Subscriber, its directors, and officers, employees, and agents, and each person who controls Subscriber (within the meaning of the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) from and against any and all out-of-pocket losses, claims, damages, liabilities and expenses (including, without limitation, any reasonable and documented attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of a material fact contained in any Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to SPAC by or on behalf of Subscriber expressly for use therein.

(ii) Subscriber agrees to indemnify and hold harmless SPAC, its directors and officers and agents and each person who controls SPAC (within the meaning of the Securities Act) and each successor and parent company of SPAC against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable and documented attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, prospectus or

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preliminary prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Securities purchased pursuant to this Agreement giving rise to such indemnification obligation.

7. Termination. This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of: (a) the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement; (b) such date and time as a Transaction Agreement entered into with respect to a Transaction with a Target Company is terminated in accordance with its terms; or (c) written notice by either party to the other party to terminate this Agreement if the transactions contemplated by this Agreement are not consummated on or prior to April 14, 2023; provided that (y) nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach and (z) the provisions of Sections 7 through 9 of this Agreement will survive any termination of this Agreement and continue indefinitely.

8. Trust Account Waiver. Notwithstanding anything to the contrary set forth in this Agreement, Subscriber acknowledges that it has read the final prospectus of SPAC, dated as of October 12, 2021, and filed with the SEC on October 13, 2021 (File No. 333-259253), including that certain Investment Management Trust Agreement, dated October 12, 2021, by and between SPAC and Continental Stock Transfer & Trust Company, and understands that SPAC has established the trust account described therein (the “Trust Account”) for the benefit of SPAC’s public shareholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. Subscriber further acknowledges and agrees that SPAC’s sole assets consist of the cash proceeds of its initial public offering of units of SPAC (the “IPO”) and the overallotment shares acquired by SPAC’s underwriters and from certain private placements of its securities occurring simultaneously with the IPO, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of SPAC’s public shareholders. Accordingly, for and in consideration of SPAC entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Subscriber hereby waives any past, present or future claim of any kind arising out of this Agreement against, and any right to access, the Trust Account, any trustee of the Trust Account, SPAC, Gesher I Sponsor LLC, a Delaware limited liability company (“Sponsor”), and any of their affiliates, to collect from the Trust Account any monies that may be owed to them by SPAC or any of its affiliates for any reason whatsoever, and will not seek recourse against the Trust Account, any trustee of the Trust Account, SPAC, Sponsor, or any of their affiliates at any time for any reason whatsoever, including for such party’s material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement. This Section 8 shall survive the termination of this Agreement for any reason.

9. Miscellaneous.

(a) In the event that the applicable Transaction is structured where an entity affiliated with a Target Company will become the successor public company to SPAC in the Transaction or will become a parent company of SPAC whose securities are issued in consideration of or in exchange for SPAC’s securities (the “Successor”), then SPAC may transfer and assign its rights and obligations under this Agreement to such Successor without the prior written consent of Subscriber, and any references in

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this Subscription Agreement to the Securities will include any ordinary shares or warrants of the Successor that are issued in consideration of or exchange for the Securities. Neither this Agreement nor any rights or obligations that may accrue to Subscriber hereunder (other than the Securities acquired hereunder, subject to applicable securities laws) may be transferred or assigned by Subscriber without the prior written consent of SPAC, and any purported transfer or assignment without such consent shall be null and void ab initio; provided that Subscriber may assign and transfer its rights under this Agreement without prior consent of SPAC to any successor in interest of Subscriber or to any purchaser of all or substantially all of the equity or assets of Subscriber provided that such person agrees in writing to be bound by the terms and conditions of this Agreement and perform in a timely manner Subscriber’s obligations hereunder.

(b) SPAC may request from Subscriber such additional information as SPAC may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Securities, and Subscriber shall provide such information to SPAC promptly upon such request, it being understood by Subscriber that SPAC may without any liability hereunder reject Subscriber’s subscription prior to the Closing Date in the event Subscriber fails to provide such additional information requested by SPAC to evaluate Subscriber’s eligibility or SPAC determines that Subscriber is not eligible.

(c) Subscriber acknowledges that SPAC and others will rely on the acknowledgments, understandings, agreements, representations, and warranties of Subscriber contained in this Agreement, including Exhibit A, as if they were made directly to them. Prior to the Closing, Subscriber agrees to promptly notify SPAC if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate such that the conditions set forth in Sections 3(b)(ii) and 3(b)(iii) would not be satisfied as of the Closing. Subscriber agrees that the purchase by Subscriber of the Securities from SPAC will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations, and warranties herein (as modified by any such notice) by Subscriber as of the time of such purchase.

(d) All the agreements, representations, and warranties made by each party hereto in this Agreement shall survive the Closing.

(e) This Agreement may not be amended, modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought. No failure or delay in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or other exercise of any right, power or privilege hereunder.

(f) This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof (other than any confidentiality agreement entered into by SPAC and Subscriber in connection with this offering).

(g) This Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(h) If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect. Upon such determination that any provision is invalid, illegal or unenforceable, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

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(i) This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(j) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

(k) Subscriber hereby consents to the publication and disclosure in any press release issued by SPAC or Form 8-K or Form 6-K filed by SPAC with the SEC in connection with the execution and delivery of this Agreement and the filing of any related documentation with the SEC (and, as and to the extent otherwise required by the federal securities laws or the SEC or any other securities authorities, any other documents or communications provided by SPAC to any governmental authority or to security holders of SPAC) of Subscriber’s identity and beneficial ownership of the Securities and the nature of Subscriber’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by SPAC, a copy of this Agreement or the form hereof. Additionally, SPAC is authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of SPAC (such consent not to be unreasonably withheld or delayed).

(l) This Agreement and all actions arising out of or in connection with this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to principles relating to conflict of laws that would result in the applicable of the laws of any other jurisdiction. Each party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, unless the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, in which case, in any federal court within the State of Delaware, in any action or proceeding arising out of or relating to this Agreement, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth in Section 9(m). Nothing in this Section 9(l) shall affect the right of any party to serve legal process in any other manner permitted by law. EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION, DISPUTE, CLAIM, LEGAL ACTION, OR OTHER LEGAL PROCEEDING BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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(m) All notices, consents, waivers, and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered by email with no mail undeliverable or other rejection notice, (iii) one (1) business day after being sent, if sent by reputable, internationally recognized overnight courier service, or (iv) three (3) business days after being mailed, if sent by registered or certified mail, prepaid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to SPAC, to:

Gesher I Acquisition Corp.

Hagag Towers

North Tower, Floor 24

Haarba 28

Tel Aviv, Israel

Attn: Ezra Gardner

Email: emg@gesherspac.com

with a copy (which shall not constitute notice) to:

Bryan Cave Leighton Paisner LLP

One Atlantic Center, Fourteenth Floor

1201 W. Peachtree St., NW

Atlanta, Georgia 30309

Attn: Amy Wilson

Email: amy.wilson@bclplaw.com

If to Subscriber, to the address underneath Subscriber’s name on the signature page hereto.

(n) The headings set forth in this Agreement are for convenience of reference only and shall not be used in interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein”, “hereto” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular portion of this Agreement. As used in this Agreement, the term: (x) “business day” shall mean any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business (excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day); (y) “person” shall refer to any individual, corporation, partnership, trust, limited liability company or other entity or association, including any governmental or regulatory body, whether acting in an individual, fiduciary or any other capacity; and

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(z) “affiliate” shall mean, with respect to any specified person, any other person or group of persons acting together that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such specified person (where the term “control” (and any correlative terms) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise).

(o) At or prior to Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties may reasonably deem practical and necessary in order to consummate this offering as contemplated by this Agreement.

[The balance of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

SPAC:

GESHER I ACQUISITION CORP.

By:	/s/ Ezra Gardner
Name:	Ezra Gardner
Title:	Authorized Signatory

[Signatures continued on following page]

[Signature page to Backstop Subscription Agreement]

[Signatures continued from following page]

SUBSCRIBER:

[COMPOSITE ANALYSIS GROUP, INC.]

By:	/s/ Joseph Lipsey, III
Name:	Joseph Lipsey, III
Title:	Chairman

Address for Notice:
[Redacted]

Email:	[Redacted]

Aggregate Purchase Price: $10,000,000.00
Number of Subscribed Shares: 1,000,000
Number of Subscribed Warrants: 100,000

Subscriber status (mark one):
☐ U.S. investor ☐ Non-U.S. investor

EIN Number:

[Signature page to Backstop Subscription Agreement]

Exhibit A

Accredited Investor Questionnaire

Capitalized terms used and not defined in this Exhibit A shall have the meanings given in the Agreement to which this Exhibit A is attached.

The undersigned represents and warrants that the undersigned is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D (an “Accredited Investor”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for one or more of the reasons specified below (please check all boxes that apply):

(i) A natural person whose net worth, either individually or jointly with such person’s spouse or spousal equivalent, at the time of Subscriber’s purchase, exceeds $1,000,000;

The term “net worth” means the excess of total assets over total liabilities (including personal and real property, but excluding the estimated fair market value of Subscriber’s primary home). For the purposes of calculating joint net worth with the person’s spouse or spousal equivalent, joint net worth can be the aggregate net worth of Subscriber and spouse or spousal equivalent; assets need not be held jointly to be included in the calculation. There is no requirement that securities be purchased jointly. A spousal equivalent means a cohabitant occupying a relationship generally equivalent to a spouse.

(ii) A natural person who had an individual income in excess of $200,000, or joint income with Subscriber’s spouse or spousal equivalent in excess of $300,000, in each of the two most recent years and reasonably expects to reach the same income level in the current year;

In determining individual “income,” Subscriber should add to Subscriber’s individual taxable adjusted gross income (exclusive of any spousal or spousal equivalent income) any amounts attributable to tax exempt income received, losses claimed as a limited partner in any limited partnership, deductions claimed for depletion, contributions to an IRA or Keogh retirement plan, alimony payments, and any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income.

(iii) A director or executive officer of SPAC;

(iv) A natural person holding in good standing with one or more professional certifications or designations or other credentials from an accredited educational institution that the U.S. Securities and Exchange Commission (the “SEC”) has designated as qualifying an individual for accredited investor status;

The SEC has designated the General Securities Representative license (Series 7), the Private Securities Offering Representative license (Series 82) and the Licensed Investment Adviser Representative (Series 65) as the initial certifications that qualify for accredited investor status.

(v) A natural person who is a “knowledgeable employee” as defined in Rule 3c-5(a)(4) under the Investment Company Act of 1940 (the “Investment Company Act”), of SPAC of the securities being offered or sold where SPAC would be an investment company, as defined in Section 3 of the Investment Company Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act;

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(vi) A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

(vii) A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(viii) An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 (the “Investment Advisers Act”) or registered pursuant to the laws of a state, or an investment adviser relying on the exemption from registering with the SEC under the Section 203(l) or (m) of the Investment Advisers Act;

(ix) An insurance company as defined in Section 2(13) of the Exchange Act;

(x) An investment company registered under the Investment Company Act or a business development company as defined in Section 2(a)(48) of that Act;

(xi) A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

(xii) A Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

(xiii) A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state, or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

(xiv) An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(xv) A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

(xvi) An organization described in Section 501(c)(3) of the Internal Revenue Code, or a corporation, business trust, partnership, or limited liability company, or any other entity not formed for the specific purpose of acquiring the Securities, with total assets in excess of $5,000,000;

(xvii) A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of investing in SPAC;

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(xviii) A “family office” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act with assets under management in excess of $5,000,000 that is not formed for the specific purpose of acquiring the securities offered and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

(xix) A “family client” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act, of a family office meeting the requirements set forth in (xviii) and whose prospective investment in SPAC is directed by a person from a family office that is capable of evaluating the merits and risks of the prospective investment;

JL	(xx) A “qualified institutional buyer” as defined in Rule 144A under the Securities Act;

(xxi) An entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000; and/or

(xxii) An entity in which all of the equity owners qualify as an accredited investor under any of the above subparagraphs.

(xxiii) Subscriber does not qualify under any of the investor categories set forth in (i) through (xxi) above.

Type of Subscriber. Indicate the form of entity of Subscriber:

☐ Individual	☐ Limited Partnership
☐ Corporation	☐ General Partnership
☐ Revocable Trust	☐ Limited Liability Company
☐ Other Type of Trust (indicate type):
☐ Other (indicate form of organization):

If Subscriber is not an individual, indicate the approximate date Subscriber entity was formed: 1989 YEAR COMPOSIT WAS FORMED.

If Subscriber is not an individual, initial the line below which correctly describes the application of the following statement to Subscriber’s situation: Subscriber (x) was not organized or reorganized for the specific purpose of acquiring the Securities and (y) has made investments prior to the date hereof, and each beneficial owner thereof has and will share in the investment in proportion to his or her ownership interest in Subscriber.

____JL______ True __________ False

If the “False” line is initialed, each person participating in the entity will be required to fill out an Agreement.

Disqualifying Events. Subscriber has not been subject to any “Disqualifying Event” (as defined in Appendix A attached hereto) under Regulation D Rule 506(d) of the Securities Act and is not subject to any proceeding or even that could result in any such Disqualifying Event.

_____JL______ True ___________ False

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Appendix A

Disqualifying Events

In order to determine if Subscriber has been subject to any event specified in Rule 506(d)(1) of the Securities Act or any proceeding or event that could result in any such disqualifying event that would either require disclosure under the provisions of Rule 506(e) of the Securities Act or result in a disqualification under Rule 506(d)(1) of SPAC’s use of the Rule 506 exemption, Subscriber will be deemed to be subject to a “disqualifying event” if Subscriber meets certain beneficial ownership requirements of SPAC’s securities and:

(i) has been convicted, within ten years as of the date hereof (or five years, in the case of issuers, their predecessors and affiliated issuers), of any felony or misdemeanor (i) in connection with the purchase or sale of any security, (ii) involving the making of any false filing with the U.S. Securities and Exchange Commission (the “Commission”) or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(ii) is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years as of the date hereof that restrains or enjoins such person from engaging or continuing to engage in any conduct or practice (i) in connection with the purchase or sale of any security, (ii) involving the making of any false filing with the Commission, or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(iii) is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that either: (A) as of the date hereof, bars Subscriber from (1) association with an entity regulated by such commission, authority, agency, or officer, (2) engaging in the business of securities, insurance or banking, or (3) engaging in savings association or credit union activities; or (B) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct entered within ten years of the date hereof;

(iv) is subject to an order of the Commission entered pursuant to section 15(b) or 15B(c) of the Securities Exchange Act of 1934, as amended or Section 203(e) or (f) of the Investment Advisers Act of 1940, as amended, that as of the date hereof (A) suspends or revokes such person’s registration as a broker, dealer, municipal securities dealer or investment adviser, (B) places limitations on the activities, functions or operations of such person; or (C) bars such person from being associated with any entity or from participating in the offering of any penny stock;

(v) is subject to any order of the Commission entered within five years of the date hereof that presently orders Subscriber to cease and desist from committing or causing a violation or future violation of (A) any scienter-based anti-fraud provision of the federal securities laws, including without limitation section 17(a)(1) of the Securities Act of 1933, section 10(b) of the Securities Exchange Act of 1934, section 15(c)(1) of the Securities Exchange Act of 1934 and section 206(1) of the Investment Advisers Act of 1940, or (B) any other rule or regulation thereunder or Section 5 of the Securities Act of 1933;

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(vi) is, as of the date hereof, suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association (including FINRA) for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade;

(vii) has filed (as a registrant or issuer), or was or was named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years of the date hereof, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is presently the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued; or

(viii) is subject to a United States Postal Service false representation order entered within five years of the date hereof or is presently subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

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Exhibit 10.3

Execution Version

PIPE SUBSCRIPTION AGREEMENT

Gesher I Acquisition Corp.

Hagag Towers

North Tower, Floor 24

Haarba 28

Tel Aviv, Israel

Attention: Ezra Gardner

Freightos Limited

HaPo’el 1, Derech Agudat Sport HaPo’el

Jerusalem, Israel 9695102

Attention: Zvi Schreiber

This PIPE Subscription Agreement (this “Agreement”) is being entered into as of May 31, 2022, by and among Gesher I Acquisition Corp., a Cayman Islands exempted company limited by shares (“SPAC”), Freightos Limited, a Cayman Islands exempted company limited by shares (the “Issuer”), and the undersigned subscriber (“Subscriber”), in connection with that certain Business Combination Agreement, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among SPAC, the Issuer, Freightos Merger Sub I, a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of the Issuer (“Merger Sub I”), and Freightos Merger Sub II, a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of the Issuer (“Merger Sub II”). Pursuant to the Merger Agreement, Merger Sub I will merge with and into SPAC, with SPAC being the surviving entity as a wholly owned subsidiary of the Issuer (the “First Merger”), and immediately thereafter, SPAC will merge with and into Merger Sub II, with Merger Sub II being the surviving entity as a wholly owned subsidiary of the Issuer (together with the First Merger and the other transactions contemplated by the Merger Agreement, the “Transaction”). In connection with the Transaction, the Issuer is seeking commitments from accredited investors to purchase, contingent upon, and substantially concurrently with, the closing of the Transaction (the “Transaction Closing”), that number of ordinary shares of the Issuer, par value $0.00001 per share, set forth on the signature page hereto (the “PIPE Shares”) for a purchase price of $10.00 per share (the “Per Share Purchase Price” and the aggregate purchase price for the PIPE Shares set forth on the signature page hereto, the “Purchase Price”). Subscriber also holds, as of the date of this Agreement, 900,090 shares of the Series C Preferred Stock of the Issuer, and Subscriber’s affiliate, Qatar Airways Group Q.C.S.C., holds 27,000 ordinary shares of the Issuer, which shares will be converted into ordinary shares of the Issuer (collectively, the “Recapitalization Shares”) in connection with the Recapitalization (as defined in the Merger Agreement) at the exchange ratio set forth in Section 6 (Conversion of Preferred Shares into Ordinary Shares) of the Issuer’s Articles of Association.

In consideration of the representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, and intending to be legally bound hereby, SPAC, the Issuer and Subscriber agree as follows:

1. Subscription. Subject to the terms and condition of this Agreement, Subscriber hereby irrevocably subscribes for and agrees to purchase from the Issuer, and the Issuer agrees to sell to Subscriber, the PIPE Shares at the Per Share Purchase Price, in accordance with the terms and conditions set forth in this Agreement.

2. Closing; Delivery of Shares.

(a) The closing of the sale of PIPE Shares contemplated hereby (the “Closing,” and the date that the Closing actually occurs, the “Closing Date”) is contingent upon satisfaction or waiver of the conditions to closing set forth in Section 3 and the substantially concurrent consummation of the Transaction Closing. The Closing shall occur (i) after the Recapitalization (as defined in the Merger Agreement), and (ii) on the date of, and immediately prior to or simultaneously with, the Transaction Closing.

(b) The Issuer shall provide written notice to Subscriber (the “Closing Notice”) not less than three (3) business days prior to the Closing, which Closing Notice shall specify (i) the anticipated date of the Transaction Closing and (ii) the wire instructions for the payment by Subscriber of the Purchase Price for the PIPE Shares. Upon delivery of the Closing Notice to Subscriber, Subscriber shall deliver the Purchase Price one (1) business day prior to the expected Closing Date by wire transfer of U.S. dollars in immediately available funds to the account(s) specified by the Issuer in the Closing Notice to be held in constructive trust by the Issuer and released only upon consummation of the Transaction Closing. If the Transaction Closing should not occur for any reason on the scheduled day, the Issuer shall immediately return to Subscriber pursuant to Subscriber’s wire transfer instructions provided at such time all such funds held in constructive trust.

(c) As soon as practicable following the Closing, the Issuer shall deliver (or cause the delivery of) to Subscriber evidence of issuance of the PIPE Shares in book-entry form, which PIPE Shares will contain a notation, and each certificate (if any) and/or the register of members kept in accordance with the Companies Act (as revised) of the Cayman Islands evidencing the PIPE Shares shall be stamped or otherwise imprinted with a legend, in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE TRANSFERRED IN VIOLATION OF SUCH ACT AND LAWS. THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN SUBSCRIPTION AGREEMENT BY AND AMONG THE HOLDER AND THE COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE CHIEF FINANCIAL OFFICER OF THE COMPANY”.

3. Closing Conditions.

(a) The obligation of Subscriber to purchase the PIPE Shares shall be subject to the fulfillment, at or prior to the Closing of each of the following conditions, any of which, to the extent permitted by applicable laws, may be waived by Subscriber:

(i) the Transaction Closing shall be consummated (a) substantially concurrently with or (b) immediately following the purchase of the PIPE Shares; provided, in the case of subclause (b), all of the approvals required to consummate the Transaction (including, without limitation, the SEC declaring the Registration Statement (as defined in the Merger Agreement) effective) and all of the conditions precedent to the closing of the Transaction set forth in the Merger Agreement have been satisfied or waived in writing;

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(ii) the representations and warranties of the Issuer set forth in Section 4 and of SPAC set forth in Section 6 shall have been true and correct in all material respects as of the Closing Date other than (x) those representations and warranties qualified by materiality, material adverse effect or similar qualification, which shall be true and correct in all respects as of the Closing Date and (y) those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects (or, if qualified by materiality, material adverse effect or similar qualification, all respects) as of such date, in each case without giving effect to the consummation of the Transaction;

(iii) the Issuer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Issuer at or prior to the Closing;

(iv) no order, writ, judgment, injunction, decree, determination, or award shall have been entered by or with any governmental, regulatory, or administrative authority or any court, tribunal, or judicial, or arbitral body, and no other legal restraint or prohibition shall be in effect, preventing the issuance by Issuer or the purchase by Subscriber of the PIPE Shares; and

(v) the ordinary shares of the Issuer shall have been approved for listing on the Nasdaq Capital Market (“Nasdaq”), subject to official notice of issuance.

(b) The obligation of the Issuer to issue and sell the PIPE Shares shall be subject to the fulfillment, at or prior to the Closing of each of the following conditions, any of which, to the extent permitted by applicable laws, may be waived by the Issuer:

(i) the Transaction Closing shall be consummated substantially concurrently with or immediately following the purchase of the PIPE Shares;

(ii) the representations and warranties of Subscriber set forth in Section 5 shall have been true and correct in all material respects as of the Closing Date other than (x) those representations and warranties qualified by materiality, material adverse effect or similar qualification, which shall be true and correct in all respects as of the Closing Date and (y) those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects (or, if qualified by materiality, material adverse effect or similar qualification, all respects) as of such date, in each case without giving effect to the consummation of the Transaction;

(iii) Subscriber shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by Subscriber at or prior to the Closing; and

(iv) no order, writ, judgment, injunction, decree, determination, or award shall have been entered by or with any governmental, regulatory, or administrative authority or any court, tribunal, or judicial, or arbitral body, and no other legal restraint or prohibition shall be in effect, preventing the issuance by Issuer or the purchase by Subscriber of the PIPE Shares.

4. Issuer Representations and Warranties. The Issuer represents and warrants to Subscriber that:

(a) The Issuer is an exempted company duly incorporated, validly existing, and in good standing under the laws of the Cayman Islands and has the corporate power and authority to own, lease, and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Agreement.

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(b) The PIPE Shares have been duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Agreement, the PIPE Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s memorandum and articles of association, any investor rights or similar agreement or under the laws of the Cayman Islands.

(c) This Agreement has been duly authorized, executed, and delivered by the Issuer and is enforceable against the Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(d) Assuming the accuracy of the representations and warranties of Subscriber in Section 5, the Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization, or other person in connection with the issuance of the PIPE Shares, other than (i) the Required Company Shareholder Approval (as defined in the Merger Agreement), (ii) filings with the SEC, (iii) filings required by applicable state securities laws, (iv) the filings required in accordance with the terms of this Agreement, (v) those required by The Nasdaq Stock Market LLC (“Nasdaq”) and (vi) those filings as to which the failure to obtain would not be reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, properties, financial condition, shareholders’ equity, or results of operations of the Issuer.

(e) The Issuer is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have a material adverse effect on the business, properties, financial condition, shareholders’ equity or results of operations of the Issuer. The Issuer has not received any written communication from a governmental authority that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, properties, financial condition, shareholders’ equity, or results of operations of the Issuer.

(f) The Issuer is not, and immediately after receipt of payment for the PIPE Shares, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(g) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 5, in connection with the offer, sale, and delivery of the PIPE Shares in the manner contemplated by this Agreement, it is not necessary to register the PIPE Shares under the Securities Act of 1933, as amended (the “Securities Act”). The PIPE Shares (i) were not offered to Subscriber by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

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5. Subscriber Representations and Warranties. Subscriber represents and warrants to the Issuer and SPAC that:

(a) At the time Subscriber was offered the PIPE Shares, it was, and as of the date hereof, Subscriber is (i) an “accredited investor” (within the meaning of Rule 501(a) of Regulation D under the Securities Act) as indicated in the questionnaire attached as Exhibit A hereto, and (ii) is acquiring the PIPE Shares only for its own account, and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. Subscriber is not an entity formed for the specific purpose of acquiring the PIPE Shares.

(b) Subscriber understands that the PIPE Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the PIPE Shares delivered at the Closing will not have been registered under the Securities Act. Subscriber understands that the PIPE Shares may not be resold, transferred, pledged (except in ordinary course prime brokerage relationships to the extent permitted by applicable law) or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the U.S. within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any book-entry securities or certificates (if any) representing the PIPE Shares delivered at the Closing shall contain a legend or restrictive notation to such effect. Subscriber acknowledges that the PIPE Shares will not immediately be eligible for resale pursuant to Rule 144 promulgated under the Securities Act and that the PIPE Shares may not be sold pursuant to Rule 144 unless certain conditions are met, including, among other things, the existence of a public market for the PIPE Shares, the availability of certain current public information about the issuer, the resale following the required holding period under Rule 144 and the number of shares being sold during any three (3) month period not exceeding specified limitations. Subscriber understands and agrees that the PIPE Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily resell the PIPE Shares and may be required to bear the financial risk of an investment for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the PIPE Shares.

(c) Subscriber understands and agrees that Subscriber is purchasing the PIPE Shares directly from the Issuer. Subscriber further acknowledges that there have been no representations, warranties, covenants or agreements made to Subscriber by the Issuer, SPAC or any of their respective officers or directors, expressly (other than those representations, warranties, covenants and agreements included in this Agreement and any other agreement entered into by Subscriber with respect to the Transactions) or by implication. Except for the representations, warranties, covenants and agreements of the Issuer and SPAC expressly set forth in this Agreement, Subscriber is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice it deems appropriate) with respect to the Transaction, the PIPE Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of the Issuer, including all business, legal, regulatory, accounting, credit and tax matters.

(d) Subscriber’s acquisition and holding of the PIPE Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law.

(e) Subscriber acknowledges and agrees that Subscriber has received such information as Subscriber deems necessary in order to make an investment decision with respect to the PIPE Shares, including, with respect to the Issuer, SPAC and the Transaction and the business of the Issuer and its subsidiaries. Subscriber acknowledges and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full access to and opportunity to ask such questions, receive such answers and obtain such financial and other information and an opportunity to review such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the PIPE Shares.

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(f) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the PIPE Shares. Subscriber is a sophisticated investor, experienced in investing in private placement transactions and with the requisite knowledge and experience in financial and business matters as to be capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and has exercised informed, independent judgment in evaluating its participation in the purchase of the PIPE Shares.

(g) Subscriber became aware of this offering of the PIPE Shares solely by means of direct contact between Subscriber, the Issuer and SPAC, or their respective representatives, and the PIPE Shares were offered to Subscriber solely by direct contact between Subscriber, the Issuer and SPAC, or their respective representatives, and, to the knowledge of Subscriber, not as a result of any general solicitation by the Issuer or SPAC.

(h) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of this offering of the PIPE Shares or made any findings or determination as to the fairness of this investment.

(i) If an entity, Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation.

(j) The execution, delivery and performance by Subscriber of this Agreement are within the powers of Subscriber, have been duly authorized and will not constitute or result in a breach or default under or conflict with any federal or state law, statute, rule or regulation applicable to Subscriber, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which Subscriber is a party or by which Subscriber is bound, and, if Subscriber is not an individual, will not violate any provisions of Subscriber’s organizational documents. The signature on this Agreement is genuine, and the signatory, if Subscriber is an individual, has legal competence and capacity to execute the same or, if Subscriber is not an individual, the signatory has been duly authorized to execute the same, and this Agreement constitutes a legal, valid and binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms.

(k) Subscriber is not: (i) a person included on any Sanctions-related list of blocked or designated parties (including the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the U.S. and administered by OFAC (“OFAC List”), owned or controlled by, or acting on behalf of, a person, that is named on an OFAC List, or a person prohibited by any OFAC sanctions program, Specially Designated Narcotics Traffickers List, Specially Designated Terrorists List, Specially Designated Global Terrorists List, or the Annex to Executive Order No. 13224, or any list of persons subject to sanctions issued by the United Nations Security Council, HM Treasury of the United Kingdom, and the European Union); (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515; (iii) owned fifty percent or more, directly or indirectly, by a person included on any Sanctions-related list of blocked or designated parties, as described in clauses (a) or (b) above; (iv) a person acting in his or her official capacity as a director, officer, employee, or agent of a person included on any Sanctions-related list of blocked or designated parties, as described in clauses (a) or (b) above; (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank; or (vi) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Luhansk People’s Republic and Donetsk People’s Republic, or any other country or

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territory embargoed or subject to substantial trade restrictions by the United States. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. If Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the PIPE Shares were legally derived. For purposes of this Section, a “person” means any individual, firm, corporation, company, partnership, limited liability company, incorporated or unincorporated association, trust, estate, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind. “Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (1) the United States (including the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S Department of State and the U.S. Department of Commerce), (2) the European Union and enforced by its member states, (3) the United Nations Security Council, (4) Her Majesty’s Treasury of the United Kingdom and (5) any other similar economic sanctions administered by the government of any nation, province, state, city or locality or other political subdivision thereof.

(l) Neither Subscriber, nor, to the extent it has them, any of its equity holders, managers, general or limited partners, directors, affiliates or executive officers (collectively with Subscriber, the “Covered Persons”), are subject to any of the “Bad Actor” disqualifications described in Rule 506(d) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3), in each case as indicated in the questionnaire attached as Exhibit A hereto. Subscriber has exercised reasonable care to determine whether any Covered Person is subject to a Disqualification Event. The acquisition of the PIPE Shares by Subscriber will not subject the Issuer to any Disqualification Event.

(m) Reserved.

(n) Subscriber has sufficient immediately available funds to pay the Purchase Price for the PIPE Shares.

(o) Subscriber acknowledges that (i) the Issuer and SPAC may have, and later may come into possession of, information regarding the Issuer and SPAC that is not known to Subscriber and that may be material to a decision to enter into this transaction to purchase the PIPE Shares (“Excluded Information”), (ii) Subscriber has determined to enter into the this transaction to purchase the PIPE Shares notwithstanding its lack of knowledge of the Excluded Information, and (iii) neither the Issuer nor SPAC shall have any liability to Subscriber, and Subscriber hereby, to the extent permitted by applicable law, waives and releases any claims it may have against the Issuer and SPAC, with respect to the nondisclosure of the Excluded Information.

(p) If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Code, or an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or

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arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or Section 4975 of the Code, Subscriber represents and warrants that neither the Issuer or SPAC nor any of their respective affiliates has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the PIPE Shares, and none of the Issuer, SPAC or any of their respective affiliates shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the PIPE Shares.

(q) Subscriber hereby acknowledges and agrees that it will not, and will cause each person acting at Subscriber’s direction or pursuant to any understanding with Subscriber to not, directly or indirectly (i) offer, sell, pledge, contract to sell or sell any option to purchase, or engage in hedging activities or execute any “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act, in each case that result in Subscriber having a net short cash position in respect of the ordinary shares of SPAC until the Closing (or such earlier termination of this Agreement in accordance with its terms), or (ii) redeem any ordinary shares of SPAC owned by such parties in connection with the redemption rights afforded to shareholders of SPAC in connection with the completion of a Transaction. Notwithstanding the foregoing, (y) nothing herein shall prohibit other entities under common management with Subscriber that have no knowledge of this Agreement or of Subscriber’s participation in this offering or the Transaction (including Subscriber’s controlled affiliates and/or affiliates) from entering into any “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act, and (z) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the PIPE Shares covered by this Agreement.

6. SPAC Representations and Warranties. SPAC represents and warrants to Subscriber that:

(a) SPAC is an exempted company duly incorporated, validly existing, and in good standing under the laws of the Cayman Islands and has the corporate power and authority to own, lease, and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Agreement.

(b) The execution, delivery and performance by SPAC of this Agreement are within the powers of SPAC, have been duly authorized and will not constitute or result in a breach or default under or conflict with any federal or state law, statute, rule or regulation applicable to SPAC, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which SPAC is a party or by which SPAC is bound. The signature on this Agreement is genuine, and the signatory has been duly authorized to execute the same, and this Agreement constitutes a legal, valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms.

(c) As of their respective filing dates, each form, report, statement, schedule, prospectus, proxy, registration statement and other documents filed by SPAC with the U.S. Securities and Exchange Commission (the “SEC”) prior to the date of this Agreement (the “SEC Documents”) complied in all material respects with the requirements of the Exchange Act applicable to the SEC Documents and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents. None of the SEC Documents filed under the Exchange Act, when filed or, if amended prior to the date hereof, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that

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SPAC makes no such representation or warranty with respect to the proxy statement of SPAC to be filed in connection with the approval of the Merger Agreement by the shareholders of SPAC or any other information relating to the Issuer or any of its affiliates included in any SEC Document or filed as an exhibit thereto. To the knowledge of SPAC, there are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the SEC Documents.

7. Registration Rights.

(a) In the event that the PIPE Shares and the Recapitalization Shares are not registered in connection with the consummation of the Transaction, the Issuer agrees that, no later than thirty (30) calendar days after the Closing Date, it shall file or cause to be filed, with the SEC (at the sole cost and expense of the Issuer) a registration statement on Form F-1 registering the resale of all of the PIPE Shares and the Recapitalization Shares (the “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof. In connection with the foregoing, Subscriber shall be required to execute a customary 180-day lock-up agreement restricting Subscriber’s ability to transfer the PIPE Shares during such lock up period subject to the terms and conditions of such lock-up agreement. The Issuer agrees to, except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to cause such Registration Statement, or another shelf registration statement that includes the PIPE Shares and the Recapitalization Shares to be sold pursuant to this Agreement, to remain effective continuously until the earliest of (i) the second anniversary of the Closing, (ii) the date on which Subscriber ceases to hold any of the PIPE Shares issued pursuant to this Agreement and any Recapitalization Shares or (iii) the first date on which Subscriber is able to sell all of its the PIPE Shares issued pursuant to this Agreement (or shares received in exchange therefor) and all of its Recapitalization Shares under Rule 144 promulgated under the Securities Act (“Rule 144”) (such date, the “End Date”). The Issuer shall keep the Subscriber reasonably informed as to the status of the process to file and have declared effective the Registration Statement and the listing process related thereto described in Section 7(b); provided that at no time shall the Issuer provide Subscriber with material non-public information regarding the Issuer or the SPAC.

(b) Prior to the End Date, the Issuer will use its commercially reasonable efforts to qualify the PIPE Shares and the Recapitalization Shares for listing on Nasdaq. Subscriber agrees to disclose its ownership to the Issuer upon request to assist it in making the determination with respect to Rule 144 described in clause (iii) of Section 7(a). The Issuer may amend the Registration Statement so as to convert the Registration Statement to a Registration Statement on Form F-3 at such time after the Issuer becomes eligible to use such Form F-3. Subscriber acknowledges and agrees that the Issuer may suspend the use of any such registration statement if it determines that, in order for such registration statement not to contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act. The Issuer’s obligations to include the PIPE Shares issued pursuant to this Agreement and the Recapitalization Shares for resale in the Registration Statement are contingent upon Subscriber furnishing in writing to the Issuer such information regarding Subscriber, the securities of the Issuer held by Subscriber and the intended method of disposition under the Registration Statement of the PIPE Shares and the Recapitalization Shares, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by the Issuer to effect the registration of such PIPE Shares and Recapitalization Shares, and shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations.

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(c) Notwithstanding anything to the contrary in this Agreement, the Issuer shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if (i) the use of the Registration Statement would require the inclusion of financial statements that are unavailable for reasons beyond the Issuer’s control, (ii) the Issuer determines that in order for the Registration Statement to not contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act or if (iii) such filing or use could materially affect a bona fide business or financing transaction of the Issuer or its subsidiaries or would require additional disclosure by the Issuer in the Registration Statement of material information that the Issuer has a bona fide business purpose for keeping confidential (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay or suspend the Registration Statement on more than two (2) occasions or for more than sixty (60) consecutive calendar days, or more than ninety (90) total calendar days, in each case during any twelve (12) month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that it will immediately discontinue offers and sales of the PIPE Shares under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales; provided, for the avoidance of doubt, that the Issuer shall not include any material non-public information in any such written notice. If so directed by the Issuer, Subscriber will deliver to the Issuer or destroy all copies of the prospectus covering the PIPE Shares in Subscriber’s possession; provided that the destruction requirement shall not apply (i) to the extent Subscriber is required to retain a copy (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to the extent of copies stored electronically on archival servers as a result of automatic data back-up.

(d) Indemnification.

(i) The Issuer agrees to indemnify and hold harmless, to the extent permitted by law, Subscriber, its directors, and officers, employees, and agents, and each person who controls Subscriber (within the meaning of the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) from and against any and all out-of-pocket losses, claims, damages, liabilities and expenses (including, without limitation, any reasonable and documented attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of a material fact contained in any Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading and any violation or alleged violation by the Issuer of the Securities Act, the Exchange Act or applicable state securities laws, except insofar as the same are caused by or contained in any information furnished in writing to the Issuer by or on behalf of Subscriber expressly for use therein,. Notwithstanding the forgoing, the Issuer’s indemnification obligations shall not apply to amounts paid in settlement of any actions or claims if such settlement is effected without the prior written consent of the Issuer (which consent shall not be unreasonably withheld, delayed or conditioned).

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(ii) Subscriber agrees to indemnify and hold harmless the Issuer, SPAC, and each of their respective directors and officers and agents and each person who controls the Issuer or SPAC (within the meaning of the Securities Act) and each successor, parent company and subsidiary of the Issuer and SPAC against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable and documented attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the PIPE Shares purchased pursuant to this Agreement giving rise to such indemnification obligation. Notwithstanding the forgoing, Subscriber’s indemnification obligations shall not apply to amounts paid in settlement of any actions or claims if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld, delayed or conditioned).

(e) Reports Under the Exchange Act. With a view to making available to Subscriber the benefits of Rule 144 under the Securities Act (“Rule 144”), and any other rule or regulation that may at any time permit Subscriber to sell all or any portion of the PIPE Shares and the Recapitalization Shares without registration or pursuant to a registration statement, the Issuer shall use its commercially reasonable efforts to:

(i) Make and keep available adequate current public information within the meaning of Rule 144 at all times while Subscriber owns the PIPE Shares or the Recapitalization Shares, after the date the Registration Statement is declared effective by the SEC;

(ii) File with the SEC in a timely manner all reports and other documents required of the Issuer under the Securities Act and the Exchange Act so long as the Issuer remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144;

(iii) Furnish to Subscriber so long as Subscriber owns the PIPE Shares or the Recapitalization Shares, upon reasonable request (i) a written statement that the Issuer has complied with the reporting requirements of Rule 144 and the reporting requirements of the Exchange Act, and (ii) such other information as may be reasonably requested by Subscriber to may permit the Subscriber to resell any or all of the PIPE Shares and the Recapitalization Shares without registration.

(f) For as long as the Subscriber holds the PIPE Shares or Recapitalization Shares, Issuer shall use its commercially reasonable efforts to cause the Issuer’s transfer agent to remove any restrictive legend when such shares are sold pursuant to Rule 144 under the Securities Act or the Registration Statement within two (2) Business Days of request by the Subscriber. In connection therewith, (A) Subscriber shall provide customary representation letters reasonably acceptable to the Issuer and the Issuer’s transfer agent, (B) if required by the Issuer’s transfer agent, the Issuer will promptly cause an opinion of counsel to be delivered to its transfer agent, together with any other authorizations, certificates and directions reasonably requested by the Issuer in order to render such opinion and/or required by the transfer agent that authorize and direct the transfer agent to issue such shares without any such legend and (C) the Issuer shall be responsible for the fees of its transfer agent, legal counsel and any clearinghouse fees associated with such issuance.

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8. Termination. This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of: (a) the mutual written agreement of each of the parties hereto to terminate this Agreement; (b) such date and time as the Merger Agreement is terminated in accordance with its terms; or (c) written notice by either party to the other party to terminate this Agreement if the transactions contemplated by this Agreement are not consummated on or prior to April 14, 2023; provided that (y) nothing herein will relieve any party from liability for any fraud or willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such fraud or breach and (z) the provisions of Sections 8 through 10 of this Agreement will survive any termination of this Agreement and continue indefinitely.

9. Trust Account Waiver. Notwithstanding anything to the contrary set forth in this Agreement, Subscriber acknowledges that it has read the final prospectus of SPAC, dated as of October 12, 2021, and filed with the SEC on October 13, 2021 (File No. 333-259253), including that certain Investment Management Trust Agreement, dated October 12, 2021, by and between SPAC and Continental Stock Transfer & Trust Company, and understands that SPAC has established the trust account described therein (the “Trust Account”) for the benefit of SPAC’s public shareholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. Subscriber further acknowledges and agrees that SPAC’s sole assets consist of the cash proceeds of its initial public offering of units of SPAC (the “IPO”) and the overallotment shares acquired by SPAC’s underwriters and from certain private placements of its securities occurring simultaneously with the IPO, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of SPAC’s public shareholders. Accordingly, for and in consideration of SPAC entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Subscriber hereby waives any past, present or future claim of any kind arising out of this Agreement against, and any right to access, the Trust Account, any trustee of the Trust Account, SPAC, Gesher I Sponsor LLC, a Delaware limited liability company (“Sponsor”), the Issuer and any of their affiliates, to collect from the Trust Account or Issuer any monies that may be owed to them by SPAC, the Issuer or any of their affiliates for any reason whatsoever, and will not seek recourse against the Trust Account, any trustee of the Trust Account, SPAC, Sponsor, the Issuer or any of their affiliates at any time for any reason whatsoever, including for such party’s material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement. This Section 9 shall survive the termination of this Agreement for any reason.

10. Miscellaneous.

(a) Neither this Agreement nor any rights or obligations that may accrue to Subscriber hereunder may be transferred or assigned by Subscriber without the prior written consent of the Issuer and SPAC, and any purported transfer or assignment without such consent shall be null and void ab initio; except that Subscriber may so assign in connection with the sale of all or substantially all of its assets or in connection with a merger or sale of control which amounts to an assignment under applicable law.

(b) Subscriber acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to SPAC and the Issuer. Subscriber acknowledges that Issuer and SPAC will rely on the acknowledgments, understandings, agreements, representations, and warranties of Subscriber contained in this Agreement, including Exhibit A, as if they were made directly to them. The Issuer may request from Subscriber such additional information as the Issuer may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the PIPE Shares, and Subscriber shall provide such information to the Issuer promptly upon such request, it being understood by Subscriber that the Issuer may without any liability hereunder reject Subscriber’s subscription prior to the Closing Date in the event Subscriber fails to provide such additional information requested by the Issuer to evaluate Subscriber’s eligibility or the Issuer reasonably determines that Subscriber is not eligible.

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(c) Prior to the Closing, Subscriber agrees to promptly notify the Issuer and SPAC if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate such that the conditions set forth in Sections 3(b)(ii) and 3(b)(iii) would not be satisfied as of the Closing. Subscriber agrees that the purchase by Subscriber of the PIPE Shares from the Issuer will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations, and warranties herein (as modified by any such notice) by Subscriber as of the time of such purchase.

(d) All the agreements, representations, and warranties made by each party hereto in this Agreement shall survive the Closing.

(e) This Agreement may not be amended, modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought. No failure or delay in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or other exercise of any right, power or privilege hereunder.

(f) This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof (other than any confidentiality agreement entered into by SPAC and Subscriber in connection with this offering).

(g) This Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(h) If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect. Upon such determination that any provision is invalid, illegal or unenforceable, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(i) This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, “pdf”, “tif” or “jpg”) and other electronic signatures (including, for example, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the Delaware Uniform Electronic Transactions Act and any other applicable law. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, shall be disregarded in determining the party’s intent or the effectiveness of such signature.

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(j) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

(k) Subscriber hereby consents to the publication and disclosure in any press release issued by the Issuer or SPAC or in any Form 8-K, Form 6-K or other filing filed by the Issuer or SPAC with the SEC in connection with the execution and delivery of this Agreement and the filing of any related documentation with the SEC (and, as and to the extent otherwise required by the federal securities laws or the SEC or any other securities authorities, any other documents or communications provided by the Issuer or SPAC to any governmental authority or to security holders of the Issuer or SPAC) of Subscriber’s identity and beneficial ownership of the PIPE Shares and the nature of Subscriber’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by the Issuer or SPAC, as applicable, a copy of this Agreement or the form hereof. Additionally, each of the Issuer and SPAC is authorized to produce this Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of the Issuer and SPAC (such consent not to be unreasonably withheld or delayed).

(l) This Agreement and all actions arising out of or in connection with this Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to principles relating to conflict of laws that would result in the applicable of the laws of any other jurisdiction. Each party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, unless the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, in which case, in any federal court within the State of Delaware, in any action or proceeding arising out of or relating to this Agreement, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth in Section 10(m). Nothing in this Section 10(l) shall affect the right of any party to serve legal process in any other manner permitted by law. EACH PARTY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION, DISPUTE, CLAIM, LEGAL ACTION, OR OTHER LEGAL PROCEEDING BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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(m) All notices, consents, waivers, and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered by email with no mail undeliverable or other rejection notice, (iii) one (1) business day after being sent, if sent by reputable, internationally recognized overnight courier service, or (iv) three (3) business days after being mailed, if sent by registered or certified mail, prepaid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Issuer, to:

Freightos Limited

HaPo’el 1, Derech Agudat Sport HaPo’el

Jerusalem, Israel 9695102

Attention: Zvi Schreiber

E-mail: zvi@freightos.com and legal@freightos.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

27th Floor

New York, NY 10020

Attention: Jon Venick; Stephen Alicanti

E-mail: jon.venick@us.dlapiper.com; stephen.alicanti@us.dlapiper.com

If to SPAC, to:

Gesher I Acquisition Corp.

Hagag Towers

North Tower, Floor 24

Haarba 28

Tel Aviv, Israel

Attention: Ezra Gardner

Email: emg@gesherspac.com

with a copy (which shall not constitute notice) to:

Bryan Cave Leighton Paisner LLP

One Atlantic Center, Fourteenth Floor

1201 W. Peachtree St., N.W.

Atlanta, Georgia 30309

Attention: Amy Wilson; Jonathan Nesher

Email: amy.wilson@bclplaw.com; jonathan.nesher@bclplaw.com

If to Subscriber, to

Qatar Airways Tower 1,

Airport Road

15

PO Box 22550

Doha

State of Qatar

with a copy (which shall not constitute notice) to:

Holland & Knight, LLP

1650 Tysons Boulevard

Tysons, Virginia 22102

Attention: David S. Cole

Email: david.cole@hklaw.com

(n) The headings set forth in this Agreement are for convenience of reference only and shall not be used in interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein”, “hereto” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular portion of this Agreement. As used in this Agreement, the term: (x) “business day” shall mean any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business (excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day); (y) “person” shall refer to any individual, corporation, partnership, trust, limited liability company or other entity or association, including any governmental or regulatory body, whether acting in an individual, fiduciary or any other capacity; and (z) “affiliate” shall mean, with respect to any specified person, any other person or group of persons acting together that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such specified person (where the term “control” (and any correlative terms) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise).

(o) At or prior to Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties may reasonably deem practical and necessary in order to consummate this offering as contemplated by this Agreement.

[The balance of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

SPAC:

GESHER I ACQUISITION CORP.

By:	/s/ Ezra Gardner
Name:	Ezra Gardner
Title:	Authorized Signatory

[Signatures continued on following page]

[Signature page to PIPE Subscription Agreement]

[Signatures continued from previous page]

ISSUER:

FREIGHTOS LIMITED

By:	/s/ Zvi Schreiber
Name:	Zvi Schreiber
Title:	Director

[Signatures continued on following page]

[Signature page to PIPE Subscription Agreement]

[Signatures continued from previous page]

SUBSCRIBER:

Alshaffafia Trading W.L.L

By:	/s/ Akbar Al Baker
Name:	Akbar Al Baker
Title:	/s/ Group Chief Executive

Address for Notice:
[Redacted]
Email:	[Redacted]

Aggregate Purchase Price: $10,000,000
Number of PIPE Shares: $1,000,000

Subscriber status (mark one):
☐ U.S. investor ☒ Non-U.S. investor
EIN Number:

[Signature page to PIPE Subscription Agreement]

Exhibit A

Accredited Investor Questionnaire

Capitalized terms used and not defined in this Exhibit A shall have the meanings given in the Agreement to which this Exhibit A is attached.

The undersigned represents and warrants that the undersigned is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D (an “Accredited Investor”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for one or more of the reasons specified below (please check all boxes that apply):

(i) A natural person whose net worth, either individually or jointly with such person’s spouse or spousal equivalent, at the time of Subscriber’s purchase, exceeds $1,000,000;

The term “net worth” means the excess of total assets over total liabilities (including personal and real property, but excluding the estimated fair market value of Subscriber’s primary home). For the purposes of calculating joint net worth with the person’s spouse or spousal equivalent, joint net worth can be the aggregate net worth of Subscriber and spouse or spousal equivalent; assets need not be held jointly to be included in the calculation. There is no requirement that securities be purchased jointly. A spousal equivalent means a cohabitant occupying a relationship generally equivalent to a spouse.

(ii) A natural person who had an individual income in excess of $200,000, or joint income with Subscriber’s spouse or spousal equivalent in excess of $300,000, in each of the two most recent years and reasonably expects to reach the same income level in the current year;

In determining individual “income,” Subscriber should add to Subscriber’s individual taxable adjusted gross income (exclusive of any spousal or spousal equivalent income) any amounts attributable to tax exempt income received, losses claimed as a limited partner in any limited partnership, deductions claimed for depletion, contributions to an IRA or Keogh retirement plan, alimony payments, and any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income.

(iii) A director or executive officer of the Issuer;

(iv) A natural person holding in good standing with one or more professional certifications or designations or other credentials from an accredited educational institution that the U.S. Securities and Exchange Commission (the “SEC”) has designated as qualifying an individual for accredited investor status;

The SEC has designated the General Securities Representative license (Series 7), the Private Securities Offering Representative license (Series 82) and the Licensed Investment Adviser Representative (Series 65) as the initial certifications that qualify for accredited investor status.

(v) A natural person who is a “knowledgeable employee” (as defined in Rule 3c-5(a)(4) under the Investment Company Act of 1940 (the “Investment Company Act”)), of the Issuer of the securities being offered or sold where the Issuer would be an investment company (as defined in Section 3 of the Investment Company Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act);

(vi) A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

(vii) A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(viii) An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 (the “Investment Advisers Act”) or registered pursuant to the laws of a state, or an investment adviser relying on the exemption from registering with the SEC under the Section 203(l) or (m) of the Investment Advisers Act;

(ix) An insurance company as defined in Section 2(13) of the Exchange Act;

(x) An investment company registered under the Investment Company Act or a business development company as defined in Section 2(a)(48) of that Act;

(xi) A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

(xii) A Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

(xiii) A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state, or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

(xiv) An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(xv) A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

X	(xvi) An organization described in Section 501(c)(3) of the Internal Revenue Code, or a corporation, business trust, partnership, or limited liability company, or any other entity not formed for the specific purpose of acquiring the PIPE Shares, with total assets in excess of $5,000,000;

(xvii) A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the PIPE Shares, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of investing in the Issuer;

(xviii) A “family office” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act with assets under management in excess of $5,000,000 that is not formed for the specific purpose of acquiring the securities offered and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

(xix) A “family client” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act, of a family office meeting the requirements set forth in (xviii) and whose prospective investment in the Issuer is directed by a person from a family office that is capable of evaluating the merits and risks of the prospective investment;

(xx) A “qualified institutional buyer” as defined in Rule 144A under the Securities Act;

(xxi) An entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000; and/or

(xxii) An entity in which all of the equity owners qualify as an accredited investor under any of the above subparagraphs.

(xxiii) Subscriber does not qualify under any of the investor categories set forth in (i) through (xxi) above.

Type of Subscriber. Indicate the form of entity of Subscriber:

☐ Individual	☐ Limited Partnership
☐ Corporation	☐ General Partnership
☐ Revocable Trust	☒ Limited Liability Company
☐ Other Type of Trust (indicate type):
☐ Other (indicate form of organization):

If Subscriber is not an individual, indicate the approximate date Subscriber entity was formed: January 19, 2021.

If Subscriber is not an individual, initial the line below which correctly describes the application of the following statement to Subscriber’s situation: Subscriber (x) was not organized or reorganized for the specific purpose of acquiring the PIPE Shares and (y) has made investments prior to the date hereof, and each beneficial owner thereof has and will share in the investment in proportion to his or her ownership interest in Subscriber.

_____X_____ True __________ False

If the “False” line is initialed, each person participating in the entity will be required to fill out an Agreement.

Disqualifying Events. Subscriber has not been subject to any “Disqualifying Event” (as defined in Appendix A attached hereto) under Regulation D Rule 506(d) of the Securities Act and is not subject to any proceeding or even that could result in any such Disqualifying Event.

_____X______ True ___________ False

Appendix A

Disqualifying Events

In order to determine if Subscriber has been subject to any event specified in Rule 506(d)(1) of the Securities Act or any proceeding or event that could result in any such disqualifying event that would either require disclosure under the provisions of Rule 506(e) of the Securities Act or result in a disqualification under Rule 506(d)(1) of the Issuer’s use of the Rule 506 exemption, Subscriber will be deemed to be subject to a “disqualifying event” if Subscriber meets certain beneficial ownership requirements of the Issuer’s securities and:

(i) has been convicted, within ten years as of the date hereof (or five years, in the case of issuers, their predecessors and affiliated issuers), of any felony or misdemeanor (i) in connection with the purchase or sale of any security, (ii) involving the making of any false filing with the U.S. Securities and Exchange Commission (the “Commission”) or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(ii) is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years as of the date hereof that restrains or enjoins such person from engaging or continuing to engage in any conduct or practice (i) in connection with the purchase or sale of any security, (ii) involving the making of any false filing with the Commission, or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;

(iii) is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that either: (A) as of the date hereof, bars Subscriber from (1) association with an entity regulated by such commission, authority, agency, or officer, (2) engaging in the business of securities, insurance or banking, or (3) engaging in savings association or credit union activities; or (B) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct entered within ten years of the date hereof;

(iv) is subject to an order of the Commission entered pursuant to section 15(b) or 15B(c) of the Securities Exchange Act of 1934, as amended or Section 203(e) or (f) of the Investment Advisers Act of 1940, as amended, that as of the date hereof (A) suspends or revokes such person’s registration as a broker, dealer, municipal securities dealer or investment adviser, (B) places limitations on the activities, functions or operations of such person; or (C) bars such person from being associated with any entity or from participating in the offering of any penny stock;

(v) is subject to any order of the Commission entered within five years of the date hereof that presently orders Subscriber to cease and desist from committing or causing a violation or future violation of (A) any scienter-based anti-fraud provision of the federal securities laws, including without limitation section 17(a)(1) of the Securities Act of 1933, section 10(b) of the Securities Exchange Act of 1934, section 15(c)(1) of the Securities Exchange Act of 1934 and section 206(1) of the Investment Advisers Act of 1940, or (B) any other rule or regulation thereunder or Section 5 of the Securities Act of 1933;

(vi) is, as of the date hereof, suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association (including FINRA) for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade;

(vii) has filed (as a registrant or issuer), or was or was named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years of the date hereof, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is presently the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued; or

(viii) is subject to a United States Postal Service false representation order entered within five years of the date hereof or is presently subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Exhibit 10.4

FINAL FORM

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”) is made as of May 31, 2022, by and among (i) Gesher I Acquisition Corp., a Cayman Islands exempted company limited by shares (“SPAC”), (ii) Freightos Limited, a Cayman Islands exempted company limited by shares (the “Company”), and (iii) the undersigned shareholder (“Holder”) of the Company. Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Business Combination Agreement (as hereinafter defined).

WHEREAS, SPAC, the Company, Freightos Merger Sub I, a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of the Company (“Merger Sub I”), and Freightos Merger Sub II, a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of the Company (“Merger Sub II”), contemporaneously herewith entered into that certain Business Combination Agreement (as amended from time to time in accordance with the terms thereof, the “Business Combination Agreement”), pursuant to which, among other matters, following the Recapitalization and upon the consummation of the transactions contemplated thereby (the “Closing”), Merger Sub I will merge with and into SPAC, with SPAC being the surviving entity as a wholly owned subsidiary of the Company, and immediately thereafter, SPAC will merge with and into Merger Sub II, with Merger Sub II being the surviving entity as a wholly owned subsidiary of the Company (the “Mergers”), and as a result of which all of the issued and outstanding capital stock of SPAC immediately prior to the Closing shall automatically be converted into the right to receive certain Company Ordinary Shares, all upon the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, as of the date hereof, the Holder is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of and is entitled to dispose of and vote the Company Ordinary Shares and Company Preferred Shares set forth on the signature page of this Agreement, which shares and any additional Company Ordinary Shares and Company Preferred Shares (or any securities convertible into or exercisable or exchangeable for Company Ordinary Shares or Company Preferred Shares) in which the Holder acquires record or beneficial ownership after the date hereof, including by purchase, as a result of a share dividend, share split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities (the “Shares”);

WHEREAS, the Board of Directors of the Company has (a) approved and declared advisable the Business Combination Agreement, the other ancillary agreements contemplated thereby, the Mergers and the other transactions contemplated by any such documents, including the Recapitalization and the Private Placement (collectively, the “Transaction”), (b) determined that the Transaction is fair to, advisable and in the best interests of the Company and its shareholders (the “Company Shareholders”), (c) resolved to recommend the approval of the Business Combination Agreement and the Plan of Merger by the Company Shareholders, and (d) directed that the Business Combination Agreement and the Plan of Merger be submitted to the Company Shareholders for their approval.

WHEREAS, as a condition to the willingness of the SPAC to enter into the Business Combination Agreement, and as an inducement and in consideration therefor, and in view of the expenses and efforts to be undertaken by the Company and SPAC to consummate the Transaction, the Company, SPAC and Holder desire to enter into this Agreement in order for Holder to provide certain assurances to SPAC regarding the manner in which Holder is bound hereunder to vote the Shares during the period from and including the date hereof through and including the date on which this Agreement is terminated in accordance with its terms (the “Voting Period”) with respect to the Business Combination Agreement, the Mergers, the ancillary agreements contemplated thereby and the Transaction.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Covenant to Vote in Favor of Transaction. Holder agrees, with respect to all of the Shares, the Holder will:

(a) during the Voting Period, at each meeting of Company Shareholders, and in each written consent or resolutions of any of Company Shareholders in which Holder is entitled to vote or consent, Holder hereby unconditionally and irrevocably agrees to be present for such meeting and vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, as applicable, the Shares (i) in favor of, and adopt, the Business Combination Agreement, the Plan of Merger, the Mergers, the Transaction and the ancillary agreements contemplated thereby and any amendments to the Company’s Organizational Documents (and any actions required in furtherance thereof), (ii) in favor of the other matters set forth in the Business Combination Agreement, and (iii) in opposition to: (A) any Acquisition Proposal and any and all other proposals (x) for the acquisition of the Company, (y) that could reasonably be expected to delay or impair the ability of the Company to consummate the Mergers, the Business Combination Agreement or the Transaction, or (z) which are in competition with or materially inconsistent with the Business Combination Agreement or the ancillary agreements contemplated thereby; (B) other than as contemplated by the Business Combination Agreement, any material change in (x) the present capitalization of the Company or any amendment of Company’s existing Organizational Documents (the “Existing Organizational Documents”) or (y) the Company’s corporate structure or business; or (C) any other action or proposal involving the Company that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the Transaction or would reasonably be expected to result in any of the conditions to the Closing under the Business Combination Agreement not being fulfilled;

(b) to execute and deliver all related documentation and take such other action in support of the Mergers, the Business Combination Agreement, any ancillary agreement contemplated thereby and by the Transaction as shall reasonably be requested by the Company or SPAC in order to carry out the terms and provisions of this Section 1, including, without limitation, (i) any actions by written consent of the Company Shareholders presented to Holder, and (ii) any applicable ancillary agreement contemplated thereby (including, if applicable, a Lock-Up Agreement), customary instruments of conveyance and transfer, and any consent, waiver, governmental filing, and any similar or related documents;

(c) not to deposit, and to cause its Affiliates not to deposit, except as provided in this Agreement, any Shares owned by Holder or his/her/its Affiliates in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by SPAC and the Company in connection with the Business Combination Agreement, the ancillary agreements contemplated thereby and by the Transaction;

(d) except as contemplated by the Business Combination Agreement or the ancillary agreements contemplated thereby, make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of Company capital stock in connection with any vote or other action with respect to the Transaction, other than to recommend that Company Shareholders vote in favor of adoption of the Business Combination Agreement and the Transaction and any other proposal the approval of which is a condition to the obligations of the Company or SPAC under the Business Combination Agreement (and any actions required in furtherance thereof and otherwise as expressly provided by Section 1); and

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(e) take any and all actions required to terminate the Investors’ Rights Agreement, dated on or about May 27, 2022 (as may be amended, restated, supplemented or otherwise modified from time to time), by and among the Company and certain Company Shareholders.

2. Grant of Proxy. Holder, with respect to all of the Shares, hereby irrevocably grants to, and appoints, SPAC and any designee of SPAC (determined in SPAC’s sole discretion) as Holder’s attorney-in-fact and proxy, with full power of substitution and resubstitution, for and in Holder’s name, to vote, or cause to be voted (including by proxy or written consent, if applicable) any Shares owned (whether beneficially or of record) by Holder. The proxy and attorney-in-fact granted by Holder pursuant to this Section 2 are irrevocable and are granted in consideration of the Company entering into this Agreement and the Business Combination Agreement and incurring certain related fees and expenses. Holder hereby affirms that such irrevocable proxy is coupled with an interest by reason of the Business Combination Agreement and, except upon the termination of this Agreement in accordance with Section 5(a), is intended to be irrevocable. Holder agrees, until this Agreement is terminated in accordance with Section 5(a), to vote its Shares in accordance with Section 1 above.

3. Other Covenants.

(a) No Transfers. Holder agrees that during the Voting Period it shall not, and shall cause its Affiliates not to, without SPAC’s prior written consent, (A) offer for sale, sell (including short sales), transfer, tender, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Shares; (B) grant any proxies or powers of attorney with respect to any or all of the Shares; (C) permit to exist any lien of any nature whatsoever (other than those imposed by this Agreement, applicable securities Laws or the Existing Organizational Documents, as in effect on the date hereof) with respect to any or all of the Shares; or (D) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting Holder’s ability to perform its obligations under this Agreement. The Company hereby agrees that it shall not permit any Transfer of the Shares in violation of this Agreement. Holder agrees with, and covenants to, SPAC that Holder shall not request that the Company register the Transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any Shares during the term of this Agreement without the prior written consent of SPAC, and the Company hereby agrees that it shall not effect any such Transfer.

(b) Permitted Transfers. Section 3(a) shall not prohibit a Transfer of Shares by Holder (i) to any family member or trust for the benefit of any family member, (ii) to any shareholder, member or partner of Holder, if an entity, (iii) to any Affiliate of Holder, or (iv) to any person or entity if and to the extent required by any non-consensual Order, by divorce decree or by will, intestacy or other similar Applicable Law, so long as, in the case of the foregoing clauses (i), (ii) and (iii), the assignee or transferee agrees to be bound by the terms of this Agreement and executes and delivers to the parties hereto a written consent and joinder memorializing such agreement. During the term of this Agreement, the Company will not register or otherwise recognize the transfer (book-entry or otherwise) of any Shares or any certificate or uncertificated interest representing any of Holder’s Shares, except as permitted by, and in accordance with, this Section 3(b).

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(c) Changes to Shares. In the event of a stock dividend or distribution, or any change in the share capital of the Company by reason of any stock dividend or distribution, stock split, recapitalization, combination, conversion, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Shares may be changed or exchanged or which are received in such transaction. Holder agrees during the Voting Period to notify the Company promptly in writing of the number and type of any additional Shares acquired by Holder, if any, after the date hereof.

(d) Compliance with Business Combination Agreement. Holder agrees to not during the Voting Period take or agree or commit to take any action that would make any representation and warranty of Holder contained in this Agreement inaccurate in any material respect. Holder further agrees that it shall use its commercially reasonable efforts to cooperate with the Company and SPAC to effect the Mergers, the Transaction, the Business Combination Agreement, the ancillary agreements contemplated thereby and the provisions of this Agreement. During the Voting Period, Holder shall not authorize or permit any of its Representatives to, directly or indirectly, take any action that the Company is prohibited from taking pursuant to the Business Combination Agreement (unless SPAC shall have consented thereto).

(e) Registration Statement. During the Voting Period, Holder agrees to provide to the Company, SPAC and their respective Representatives any information regarding Holder or the Shares that is reasonably requested by the Company, SPAC or their respective Representatives for inclusion in the Registration Statement.

(f) Publicity. Holder shall not issue any press release or otherwise make any public statements with respect to the Transaction or the transactions contemplated herein without the prior written approval of SPAC and the Company. Holder understands that, prior to the public announcement of the Transaction by SPAC and/or the Company, the Business Combination Agreement and the related agreements and the terms thereof constitute material non-public information and may not be used or disclosed by Holder. Holder hereby authorizes the Company and SPAC to publish and disclose in any announcement or disclosure required by the SEC, Nasdaq or the Registration Statement (including all documents and schedules filed with the SEC in connection with the foregoing), Holder’s identity and ownership of the Shares and the nature of Holder’s commitments and agreements under this Agreement, the Business Combination Agreement and any other Ancillary Documents.

4. Representations and Warranties of Holder. Holder hereby represents and warrants to the Company and SPAC as follows:

(a) Binding Agreement. Holder (i) if a natural person, is of legal age to execute this Agreement and is legally competent to do so and (ii) if not a natural person, is (A) a corporation, limited liability company, company or partnership duly organized and validly existing under the laws of the jurisdiction of its organization and (B) has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. If Holder is not a natural person, the execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby by Holder has been duly authorized by all necessary corporate, limited liability or partnership action on the part of Holder, as applicable. This Agreement, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of Holder, enforceable against Holder in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles). Holder understands and acknowledges that SPAC is entering into the Business Combination Agreement in reliance upon the execution and delivery of this Agreement by Holder.

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(b) Ownership of Shares. As of the date hereof, Holder has beneficial ownership over the type and number of the Shares set forth under Holder’s name on the signature page hereto, is the lawful owner of such Shares, has the sole power to vote or cause to be voted such Shares, and has good and valid title to such Shares, free and clear of any and all pledges, mortgages, encumbrances, charges, proxies, voting agreements, liens, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those imposed by this Agreement, applicable securities Laws or the Existing Organizational Documents, as in effect on the date hereof. There are no claims for finder’s fees or brokerage commission or other like payments in connection with this Agreement or the transactions contemplated hereby payable by Holder pursuant to arrangements made by Holder. Except for the Shares and other securities of the Company set forth under Holder’s name on the signature page hereto, as of the date of this Agreement, Holder is not a beneficial owner or record holder of any: (i) equity securities of the Company, (ii) securities of the Company having the right to vote on any matters on which the holders of equity securities of the Company may vote or which are convertible into or exchangeable for, at any time, equity securities of the Company or (iii) options, warrants or other rights to acquire from the Company any equity securities or securities convertible into or exchangeable for equity securities of the Company.

(c) No Conflicts. No filing with, or notification to, any Governmental Authority, and no consent, approval, authorization or permit of any other person is necessary for the execution of this Agreement by Holder, the performance of its obligations hereunder or the consummation by it of the transactions contemplated hereby. None of the execution and delivery of this Agreement by Holder, the performance of its obligations hereunder or the consummation by it of the transactions contemplated hereby shall (i) conflict with or result in any breach of the certificate of incorporation, bylaws or other comparable organizational documents of Holder, if applicable, (ii) result in, or give rise to, a violation or breach of or a default under any of the terms of any Contract or obligation to which Holder is a party or by which Holder or any of the Shares or its other assets may be bound, or (iii) violate any applicable Law or Order, except for any of the foregoing in clauses (i) through (iii) as would not reasonably be expected to impair Holder’s ability to perform its obligations under this Agreement in any material respect.

(d) No Inconsistent Agreements. Holder hereby covenants and agrees that, except for this Agreement, Holder (i) has not entered into, nor will enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Shares inconsistent with Holder’s obligations pursuant to this Agreement, (ii) has not granted, nor will grant at any time while this Agreement remains in effect, a proxy, a consent or power of attorney with respect to the Shares and (iii) has not entered into any agreement or knowingly taken any action (nor will enter into any agreement or knowingly take any action) that would make any representation or warranty of Holder contained herein untrue or incorrect in any material respect or have the effect of preventing Holder from performing any of its material obligations under this Agreement.

5. Miscellaneous.

(a) Termination. Notwithstanding anything to the contrary contained herein, this Agreement shall automatically terminate, and none of the Company, SPAC or Holder shall have any rights or obligations hereunder, upon the earliest to occur of (i) the mutual written consent of the Company, SPAC and Holder, (ii) the Second Effective Time (following the performance of the obligations of the parties hereunder required to be performed at or prior to the Second Effective Time), and (iii) the date of termination of the Business Combination Agreement in accordance with its terms. The termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against another party hereto or relieve such party from liability for such party’s breach of any terms of this Agreement. Notwithstanding anything to the contrary herein, the provisions of this Section 5(a) shall survive the termination of this Agreement.

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(b) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of Holder are personal to Holder and may not be assigned, transferred or delegated by Holder at any time without the prior written consent of the Company and SPAC, and any purported assignment, transfer or delegation without such consent shall be null and void ab initio. Each of the Company and SPAC may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder.

(c) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person that is not a party hereto or thereto or a successor or permitted assign of such a party.

(d) Governing Law; Jurisdiction. This Agreement and any dispute or controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of law principles thereof. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in the State of Delaware (or in any appellate courts thereof) (the “Specified Courts”). Each party hereto hereby (i) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth or referred to in Section 5(g). Nothing in this Section 5(d) shall affect the right of any party to serve legal process in any other manner permitted by applicable law.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5(e).

(f) Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) the term “including” (and with correlative meaning “include”) shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other

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words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(g) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) by email or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized international overnight courier service or (iv) five (5) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to SPAC: Gesher I Acquisition Corp. Hagag Towers, North Tower, Floor 24 Haarba 28, Tel Aviv, Israel Attention: Ezra Gardner, Chief Executive Officer Email: emg@gesherspac.com with a copy (which will not constitute notice) to:

Bryan Cave Leighton Paisner LLP

One Atlantic Center, Fourteenth Floor

1201 W. Peachtree St., NW

Atlanta, Georgia 30309

Attention: Amy Wilson; Jonathan Nesher

E-mail: amy.wilson@bclplaw.com;

jonathan.nesher@bclplaw.com

If to the Company: Freightos Limited HaPo’el 1, Derech Agudat Sport HaPo’el Jerusalem, Israel 9695102 Attention: Zvi Schreiber, CEO E-mail: zvi@freightos.com; legal@freightos.com with a copy (which will not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, NY 100200

Attn: Jon Venick; Stephen Alicanti
Email: jon.venick@dlapiper.com;

stephen.alicanti@dlapiper.com

If to Holder, to: the address set forth under Holder’s name on the signature page hereto, with a copy (which will not constitute notice) to, if not the party sending the notice, each of SPAC and the Company (and each of their copies for notices hereunder).

(h) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company, SPAC and the Holder, or, in the case of a waiver, with the written consent of the party against whom the waiver is to be effective. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(i) Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity,

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legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(j) Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages will be inadequate and SPAC and the Company will not have an adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly, SPAC and the Company shall each be entitled to an injunction or restraining order to prevent breaches of this Agreement by Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

(k) Expenses. Each party shall be responsible for its own fees and expenses (including the fees and expenses of investment bankers, accountants and counsel) in connection with the entering into of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby; provided, that in the event of any Action arising out of or relating to this Agreement, the non-prevailing party in any such Action will pay its own expenses and the reasonable documented out-of-pocket expenses, including reasonable attorneys’ fees and costs, reasonably incurred by the prevailing party.

(l) No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship among Holder, SPAC and the Company, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among the parties hereto or among any other Company Shareholders entering into voting agreements with SPAC or the Company. Holder is not affiliated with any other holder of securities of the Company entering into a voting agreement with SPAC or the Company in connection with the Business Combination Agreement and has acted independently regarding its decision to enter into this Agreement. Nothing contained in this Agreement shall be deemed to vest in SPAC or the Company any direct or indirect ownership or incidence of ownership of or with respect to any Shares.

(m) Further Assurances. From time to time, at another party’s request and without further consideration, each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

(n) Entire Agreement. This Agreement (together with the Business Combination Agreement to the extent referred to herein) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Business Combination Agreement or any ancillary agreement contemplated thereby. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of the Company or any of the obligations of Holder under any other agreement between Holder and the Company or any certificate or instrument executed by Holder in favor of the Company, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of the Company or any of the obligations of Holder under this Agreement.

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(o) Counterparts; Facsimile. This Agreement may also be executed and delivered by facsimile or electronic signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed this Support Agreement as of the date first written above.

FREIGHTOS LIMITED

By:
Name:
Title:

GESHER I ACQUISITION CORP.

By:
Name:
Title:

[Signature Page to Support Agreement]

Holder:
[_________________________________]

By:
Name:
Title:

Number and Type of Shares:

Company Ordinary Shares:

Company Preferred Shares (indicate each series of Company Preferred Shares):

Company Options or other convertible Company securities:

Address for Notice:

Address:

Facsimile No.:

Telephone No.:

Email:                                                                 :

[Signature Page to Support Agreement]

Exhibit 10.5

FINAL FORM

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], is made and entered into by and among Freightos Limited, a Cayman Islands exempted company limited by shares (the “Company”), and the undersigned parties listed on the signature page hereto (each a “Holder” and collectively the “Holders”).

RECITALS

WHEREAS, on the date hereof, upon the closing (the “Closing”) of the transactions (such transactions, the “Transactions,” and the date of such Closing, the “Closing Date”) contemplated by that certain Business Combination Agreement by and among (i) Gesher I Acquisition Corp., a Cayman Island exempted company (together with its successors, “SPAC”), (ii) the Company, (iii) Freightos Merger Sub I, a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of the Company (“Merger Sub I”), and (iv) Freightos Merger Sub II, a Cayman Islands exempted company limited by shares and a wholly owned subsidiary of the Company (“Merger Sub II”) (as amended from time to time in accordance with the terms thereof, the “Business Combination Agreement”), Merger Sub I merged with and into SPAC, with SPAC continuing as the surviving entity (the “First Merger”), and immediately thereafter SPAC merged with and into Merger Sub II, with Merger Sub II continuing as the surviving entity (the “Second Merger” and, together with the First Merger, the “Merger”), and as a result of which, (i) SPAC is a wholly-owned subsidiary of the Company and (ii) all of the issued and outstanding capital stock of SPAC immediately prior to the effective time of the Merger was automatically converted into the right of the holders thereof to receive the SPAC Shares Consideration (as such term is defined in the Business Combination Agreement); and

WHEREAS, in connection with the Closing, the Company and the Holders desire to enter into this Agreement in order to provide the Holders with registration rights on the terms set forth herein; and

NOW, THEREFORE, in consideration of the representations covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Closing Date” shall have the meaning given in the Recitals hereto.

“Commission” shall mean the Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble, and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Company Ordinary Shares” means the Company’s Ordinary Shares, par value $0.00001.

“Demanding Holder” shall have the meaning given in Section 2.1.3.

“Directors” shall mean the Directors of the Company.

“Effectiveness Deadline” shall have the meaning given in Section 2.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Filing Deadline” shall have the meaning given in Section 2.1.1.

“Form F-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form F-3 Shelf” shall have the meaning given in Section 2.1.1.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.4.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.3.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the light of the circumstances under which they were made) not misleading.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Securities” shall mean (a) any outstanding Company Ordinary Shares or any other equity security (including warrants to purchase Company Ordinary Shares and Company Ordinary Shares issued or issuable upon the exercise of any other equity security) of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the Business Combination Agreement), (b) any outstanding Company Ordinary Shares or any other equity security (including warrants to purchase Company Ordinary Shares and Company Ordinary Shares issued or issuable upon the exercise of any other equity security) of the Company acquired by a Holder following the

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date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company, and (c) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a) or (b) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction. For the purposes of the immediately preceding sentence, “beneficial ownership” shall be determined in accordance with Section 13(d) of the Exchange Act and Rule 13d-3 thereunder.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Company Ordinary Shares are then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F) reasonable fees and expenses of one (1) legal counsel (for all Demanding Holders and Requesting Holders) selected by the majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown (not to exceed $50,000 without the consent of the Company).

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

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“Requesting Holder” shall have the meaning given in Section 2.1.4.

“Rule 144” shall mean Rule 144 promulgated under the Securities Act (or any successor rule then in effect).

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Subsequent Shelf Registration” shall have the meaning given in Section 2.1.2.

“Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.3.

“Withdrawal Notice” shall have the meaning given in the Section 2.1.5.

ARTICLE II

REGISTRATIONS

2.1 Shelf Registration.

2.1.1 Filing. The Company shall file, as soon as practicable, but in any event within sixty (60) days after the Closing Date (the “Filing Deadline”), a Registration Statement for a Shelf Registration on Form F-1 (the “Form F-1 Shelf”) or, if the Company is eligible to use a Registration Statement on Form F-3, a Registration Statement for a Shelf Registration on Form F-3 (the “Form F-3 Shelf”), in each case, covering the resale of all the Registrable Securities (determined as of two business days prior to such filing) on a delayed or continuous basis. The Company shall use commercially reasonable efforts to cause such Shelf Registration to be declared effective as soon as possible after filing, but in no event later than the

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earlier of (i) sixty (60) days following the Filing Deadline and (ii) three (3) business days after the Commission notifies the Company that it will not review such Shelf Registration, if applicable (the “Effectiveness Deadline”); provided, that, if such Shelf Registration filed pursuant to this Section 2.1.1 is reviewed by, and the Company receives comments from, the Commission with respect to such Shelf Registration, the Effectiveness Deadline shall be extended to ninety (90) days following the Filing Deadline. Such Shelf Registration shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf Registration in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form F-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form F-1 Shelf (and any Subsequent Shelf Registration) to a Form F-3 Shelf as soon as practicable after the Company is eligible to use Form F-3.

2.1.2 Subsequent Shelf Registration. If any Shelf Registration ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to promptly cause such Shelf Registration to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf Registration), and shall use its commercially reasonable efforts to promptly amend such Shelf Registration in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf Registration or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities (determined as of two business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form F-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form.

2.1.3 Requests for Underwritten Shelf Takedowns. At any time and from time to time when an effective Shelf Registration is on file with the Commission, one or more of the Holders (such Holder or Holders being in such case, “Demanding Holders”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf Registration (each, an “Underwritten Shelf Takedown”); provided, however, that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holders with a total offering price reasonably expected to exceed, in the aggregate, $40,000,000 (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold by the Demanding Holders in the Underwritten Shelf Takedown. Subject to Section 2.4.4, the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holders’ prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Holders may demand not more than two (2) Underwritten Shelf Takedowns in any twelve (12) month period.

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2.1.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Company Ordinary Shares or other equity securities that the Company desires to sell and all other Company Ordinary Shares or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering: (i) first the Registrable Securities of the Demanding Holders (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Company Ordinary Shares or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii) the Registrable Securities of the Requesting Holders (pro rata based on the respective number of Registrable Securities that each Requesting Holder has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii), and (iii), the Company Ordinary Shares or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.5 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Shelf Takedown; provided that the other Holders may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the other Holders. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown for purposes of Section 2.1.3, unless the Demanding Holders reimburse the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. Subject to Section 2.4.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including,

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without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1.3 hereof), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form F-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration that the dollar amount or number of Company Ordinary Shares or other equity securities that the Company desires to sell, taken together with (i) the Company Ordinary Shares or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the Company Ordinary Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering: (A) first, the Company Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Company Ordinary Shares or other securities, if any, as to which registration has been requested pursuant to the applicable written contractual piggy-back registration rights of the security holders party to that certain Registration Rights Agreement, dated as of October 12, 2021, among Gesher I Acquisition Corp. and the investors party thereto (as may be amended from time to time, the “SPAC Registration Rights Agreement”), pro rata, that can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such

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Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Company Ordinary Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration or registered offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the Company Ordinary Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Company Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Company Ordinary Shares or other securities, if any, as to which registration has been requested pursuant to the applicable written contractual piggy-back registration rights of the security holders party to the SPAC Registration Rights Agreement, pro rata, that can be sold without exceeding the Maximum Number of Securities; (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (E) fifth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B), (C) and (D), the Company Ordinary Shares or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities; and

(c) If the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities pursuant to Section 2.1.4.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdrawal from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.5) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include the Shelf Registration) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.5), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

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2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.5, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade), each Holder of Registrable Securities agrees that it shall not Transfer any Company Ordinary Shares or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriter(s)) beginning on the date of pricing of such offering, except in the event the Underwriters managing the offering otherwise agree by written consent. Each Holder of Registrable Securities agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders). For the sake of clarity, no Holder shall be obligated under the provisions of this Section 2.3 to the extent such Holder no longer owns Registrable Securities.

2.4 Block Trades.

2.4.1 Notwithstanding the foregoing, at any time and from time to time when an effective Shelf Registration is on file with the Commission, if a Demanding Holder wishes to engage in an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), with a total offering price reasonably expected to exceed, in the aggregate, either (x) $40,000,000 or (y) all remaining Registrable Securities held by the Demanding Holder, then notwithstanding the time periods provided for in Section 2.1.3, such Demanding Holder only need to notify the Company of the Block Trade at least five (5) business days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade shall use commercially reasonable efforts to work with the Company and any Underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade, a majority-in-interest of the Demanding Holders initiating such Block Trade shall have the right to submit a Withdrawal Notice to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Block Trade. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a block trade prior to its withdrawal under this Section 2.4.2.

2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 hereof shall not apply to a Block Trade initiated by a Demanding Holder pursuant to this Agreement.

2.4.4 The Demanding Holder in a Block Trade shall have the right to select the Underwriters for such Block Trade (which shall consist of one or more reputable nationally recognized investment banks), subject to the Company’s consent, not to be unreasonably conditioned, delayed or withheld.

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ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. If the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and each Holder of Registrable Securities included in such Registration, and each such Holder’s legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and each Holder of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as any Holder of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

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3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities and its counsel, including, without limitation, providing copies promptly upon receipt of any comment letters received with respect to any such Registration Statement or Prospectus;

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10 in the event of an Underwritten Offering or a Block Trade, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade or other sale pursuant to such Registration, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters agree to confidentiality arrangements reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration which the participating Holders may rely on, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 in the event of an Underwritten Offering or a Block Trade, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

3.1.13 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

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3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15 with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter if such Underwriter has not then been named with respect to the applicable Underwritten Offering.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4 Suspension of Sales; Adverse Disclosure.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2 Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment

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of the majority of the Directors, be detrimental to the Company and the majority of the Directors concludes as a result that it is advisable to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities.

3.4.3 Subject to Section 3.4.4, (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Sections 2.1.4 or 2.4.

3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, not more than three (3) times in any twelve-month period, and any such delay or suspension shall last for no more than sixty (60) days.

3.4.5 The Company shall as promptly as commercially practicable notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Company Ordinary Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, members, managers, and directors (if applicable) and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

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4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in the written opinion of counsel of such indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between such indemnified and indemnifying parties with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the written opinion of counsel of any indemnified party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

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4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) two (2) business days after being sent, if sent by reputable, internationally recognized overnight courier service or (iv) four (4) business days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice). Any notice or communication under this Agreement must be addressed, if to the Company, to: Freightos Limited, HaPo’el 1, Derech Agudat Sport HaPo’el, Jerusalem, Israel 9695102, Attn: [Michael Oberlander, General Counsel], Facsimile No.: [•], Telephone No.: [•], Email: [michael@freightos.com], and, if to any Holder, at such Holder’s address or contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders.

5.2.3 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

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5.2.4 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed in multiple counterparts and delivered electronically (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (I) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION AND (II) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.

5.5 Trial By Jury. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.6 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.7 Other Registration Rights. Other than (a) that certain Registration Rights Agreement, dated as of October 12, 2021 by and among SPAC and the parties listed as investors on the signature page thereon, as amended by that certain First Amendment to Registration Rights Agreement dated on even date herewith, (b) that certain PIPE Subscription Agreement, dated as of [•], by and between the Company and Alshaffafia Trading W.L.L., (c) that certain Backstop Subscription Agreement, dated as of April 14, 2022, by and between SPAC and Composite Analysis Group, Inc., and (d) that certain Forward Purchase Agreement, dated as of March 23, 2022, by and between SPAC and M&G (ACS) Japan Equity Fund, no person, other than a Holder of Registered Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person.

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5.8 Term. This Agreement shall terminate with respect to any Holder on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

5.9 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

5.10 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.11 Entire Agreement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

[Signature Page Follows]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

FREIGHTOS LIMITED

By:
Name:
Title:

HOLDERS:

[NAME]

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Exhibit 10.6

FINAL FORM

FIRST AMENDMENT TO REGISTRATION RIGHTS AGREEMENT

THIS FIRST AMENDMENT TO REGISTRATION RIGHTS AGREEMENT (this “Amendment”) is made and entered into as of [•], 2022 and shall be effective as of the Closing (as such term is defined in the Business Combination Agreement (as defined below)), by and among (i) Freightos Limited, a Cayman Islands exempted company limited by shares (the “Company”), (ii) Gesher I Acquisition Corp., a Cayman Islands exempted company (“SPAC”) and (iii) the undersigned parties listed under Investors on the signature page hereto (each, an “Investor” and collectively, the “Investors”). Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Registration Rights Agreement (as defined below) (and if such term is not defined in the Registration Rights Agreement, then in the Business Combination Agreement).

RECITALS

WHEREAS, SPAC and the Investors are parties to that certain Registration Rights Agreement, dated as of October 12, 2021 (the “Original Agreement” and, as amended by this Amendment, the “Registration Rights Agreement”), pursuant to which SPAC granted certain registration rights to the Investors with respect to SPAC’s securities;

WHEREAS, on May [•], 2022, (i) the Company, (ii) Freightos Merger Sub I, a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of the Company (“Merger Sub I”), (iii) Freightos Merger Sub II, a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of the Company (“Merger Sub II”), and (iv) SPAC entered into that certain Business Combination Agreement (as amended from time to time in accordance with the terms thereof, the “Business Combination Agreement”);

WHEREAS, pursuant to the Business Combination Agreement, subject to the terms and conditions thereof, (i) prior to, but contingent upon, the Closing of the Merger, pursuant to a recapitalization (the “Recapitalization”) approved by the Company’s shareholders, (a) each outstanding preferred share (“Company Preferred Shares”) shall automatically convert into ordinary shares of the Company (“Company Ordinary Shares”) and (b) immediately following such conversion (but prior to the First Effective Time), each then outstanding Company Ordinary Share shall be automatically converted into such number of Company Ordinary Shares as is determined pursuant to the terms of the Business Combination Agreement; and (ii) immediately following the consummation of the Recapitalization, Merger Sub I shall, at the First Effective Time, be merged with and into SPAC, and SPAC shall continue as the surviving entity and a wholly owned subsidiary of the Company, and, in connection therewith, (A) each ordinary share and each preference share of SPAC issued and outstanding immediately prior to the First Effective Time (after giving effect to any Redemptions) shall automatically be converted into the right of the holder thereof to receive the SPAC Shares Consideration, and (B) each SPAC Warrant shall be assumed by the Company and become a warrant that represents a right, from and after the Closing, to receive the same number of Company Ordinary Shares (each, a “Company Warrant”) on the same terms as the SPAC Warrant being assumed, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of applicable law;

WHEREAS, the parties hereto desire to amend the Original Agreement to add the Company as a party to the Registration Rights Agreement and to revise the terms hereof in order to reflect the transactions contemplated by the Business Combination Agreement, including the issuance of the Company Ordinary Shares and assumption of the SPAC Warrants thereunder; and

WHEREAS, pursuant to Section 6.7 of the Original Agreement, the Original Agreement can be amended so long as such amendment is executed in writing by the party wanting to amend the Original Agreement;

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Addition of the Company as a Party to the Registration Rights Agreement. The parties hereby agree to add the Company as a party to the Registration Rights Agreement. The parties further agree that, from and after the Closing, all of the rights and obligations of SPAC under the Registration Rights Agreement shall be, and hereby are, assigned and delegated to and assumed by the Company as if it were the original “Company” party thereto. By executing this Amendment, the Company hereby agrees to be bound by and subject to all of the terms and conditions of the Registration Rights Agreement, including from and after the Closing as if it were the original “Company” party thereto.

2. Amendments to Registration Rights Agreement. The Parties hereby agree to the following amendments to the Registration Rights Agreement:

(a) The defined terms in this Amendment, including in the preamble and recitals hereto, and the definitions incorporated by reference from the Business Combination Agreement, are hereby added to the Registration Rights Agreement as if they were set forth therein.

(b) The parties hereby agree that the term “Registrable Securities” shall include any Company Ordinary Shares issued by the Company to the Sponsor under the Business Combination Agreement in the Transaction for its Registrable Securities of SPAC, and any SPAC Warrants assumed by the Company in connection therewith and any Company Ordinary Shares issuable upon exercise or conversion of such Company Warrants and any other securities of the Company or any successor entity issued to the Sponsor in consideration of (including as a stock split, dividend or distribution) or in exchange for any of such securities. The parties also agree that any reference in the Registration Rights Agreement to “Ordinary Shares” will instead refer to Company Ordinary Shares, and any other securities of the Company or any successor entity issued in consideration of (including as a stock split, dividend or distribution) or in exchange for any of such securities.

(c) Section 2.1.3 of the Registration Rights Agreement is hereby amended and restated as follows:

2.1.3 Underwritten Offering. If a majority-in-interest of the Demanding Holders so elect and such holders so advise the Company as part of their written demand for a Demand Registration, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an underwritten offering; provided, however, that the Company shall only be obligated to effect an underwritten offering if such offering shall include Registrable Securities proposed to be sold by the Demanding Holders with a total offering price reasonably expected to exceed, in the aggregate, $40,000,000. In such event, the right of any holder to include its Registrable Securities in such registration shall be conditioned upon such holder’s participation in such underwriting and the inclusion of such holder’s Registrable Securities in the underwriting to the extent provided herein. All Demanding Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such underwriting by a majority-in-interest of the holders initiating the Demand Registration.

(d) Section 3.1.12 of the Registration Rights Agreement is hereby amended to replace $25,000,000 with $40,000,000.

(c) Section 6.3 of the Registration Rights Agreement is hereby amended to add the following address for notices to the Company under the Registration Rights Agreement:

Freightos Limited

HaPo’el 1, Derech Agudat Sport HaPo’el

Jerusalem, Israel 9695102

Attention: Zvi Schreiber, Chief Executive Officer; Michael Oberlander, General Counsel

E-mail: zvi@freightos.com; michael@freightos.com

3. Effectiveness. This Amendment shall become effective upon the Closing. In the event that the Business Combination Agreement is terminated in accordance with its terms prior to the Closing, this Amendment and all rights and obligations of the parties hereunder shall automatically terminate and be of no further force or effect.

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4. Miscellaneous. Except as expressly provided in this Amendment, all of the terms and provisions in the Original Agreement are and shall remain in full force and effect, on the terms and subject to the conditions set forth therein. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Original Agreement, or any other right, remedy, power or privilege of any party thereto, except as expressly set forth herein. Any reference to the Registration Rights Agreement in the Original Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Registration Rights Agreement, as amended by this Amendment (or as the Registration Rights Agreement may be further amended or modified in accordance with the terms thereof and hereof). The terms of this Amendment shall be governed by, enforced and construed and interpreted in a manner consistent with the provisions of the Original Agreement, including Section 6.11 thereof.

{REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGES FOLLOW}

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IN WITNESS WHEREOF, each party hereto has signed or has caused to be signed by its officer thereunto duly authorized this First Amendment to Registration Rights Agreement as of the date first above written.

Company:

FREIGHTOS LIMITED

By:
Name:
Title:

SPAC:

GESHER I ACQUISITION CORP.

By:
Name:
Title:

Investors:

GESHER I SPONSOR LLC

By:
Name:
Title:

EARLYBIRDCAPITAL, INC.

By:
Name:
Title:

Signature Page to Registration Rights Amendment

Exhibit 10.7

FINAL FORM

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of May 31, 2022 by and among (i) Gesher I Acquisition Corp., a Cayman Islands exempted company limited by shares (“SPAC”), (ii) Freightos Limited, a Cayman Islands exempted company limited by shares (the “Company”), (iii) Gesher I Sponsor, LLC (“Sponsor”) and (iv) the undersigned (“Holder”). Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Business Combination Agreement (as defined below).

WHEREAS, SPAC, the Company, Freightos Merger Sub I, a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of the Company, (“Merger Sub I”) and Freightos Merger Sub II, a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of the Company (“Merger Sub II”) contemporaneously herewith are entering into that certain Business Combination Agreement, dated as of the date first set forth above (as amended from time to time in accordance with the terms thereof, the “Business Combination Agreement”), pursuant to which, among other matters, following the Recapitalization and upon the consummation of the transactions contemplated thereby (the “Closing”), Merger Sub I will merge with and into SPAC, with SPAC being the surviving entity as a wholly owned subsidiary of the Company, and immediately thereafter, SPAC will merger with and into Merger Sub II, with Merger Sub II being the surviving entity as a wholly owned subsidiary of the Company (collectively, the “Mergers”);

WHEREAS, as of the date hereof, Holder owns certain membership interests of Sponsor, and Sponsor in turns owns SPAC Shares and SPAC Warrants that are “attributable to” Holder pursuant to the Limited Liability Company Operating Agreement of Sponsor, as it may be amended and updated from time to time (the “LLC Agreement”); and

WHEREAS, pursuant to the Business Combination Agreement, at the Closing the SPAC Shares and SPAC Warrants held by Sponsor will automatically be converted into the right to receive Company Ordinary Shares and Company Warrants, with such Company Ordinary Shares and Company Warrants (and any Company Ordinary Shares issuable in respect of Company Warrants) received by Sponsor and attributable to Holder pursuant to the LLC Agreement being referred to herein as the “Restricted Securities” and subject to the limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Lock-up Provisions.

(a) Subject to the exceptions set forth herein, Holder hereby agrees not to Transfer any Restricted Securities from and after the Closing until the thirty-six (36) month anniversary (such period, the “Lock-up Period”) of the date on which Closing occurs (the “Lock-Up Restrictions”). Notwithstanding anything contained herein to the contrary, (i)(A) at the nine (9) month anniversary of the date on which Closing occurs, twenty-five percent (25%) of the Restricted Securities will cease to be deemed Restricted Securities hereunder, (B) at the eighteen (18) month anniversary of the date on which Closing occurs, an additional twenty-five percent (25%) of the Restricted Securities will cease to be deemed Restricted Securities hereunder, (C) at the twenty-seven (27) month anniversary of the date on which Closing occurs, an additional twenty-five percent (25%) of the Restricted Securities will cease to be deemed Restricted Securities hereunder, and (D) at the thirty-six (36) month anniversary of the date on which Closing occurs, any remaining Restricted Securities will cease to be deemed Restricted Securities hereunder, (ii) if at any time after the Closing but prior to the end of the Lock-Up Period, a Change of Control occurs, then

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concurrently with the consummation of such Change of Control, all of the then-Restricted Securities will cease to be deemed Restricted Securities hereunder, and (iii) the Lock-Up Restrictions shall not apply to the Transfer of any or all of the Restricted Securities owned by Holder directly or indirectly through Sponsor made in respect of a Permitted Transfer (as defined below); provided, however, that in any of case of a Permitted Transfer, it shall be a condition to such Transfer that the transferee executes and delivers to the Company an agreement, in substantially the same form of this Agreement, stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to Holder, and there shall be no further Transfer of such Restricted Securities except in accordance with this Agreement. When Restricted Securities cease to Restricted Securities in accordance with the preceding sentence, such released Company Ordinary Shares may be Transferred without regard to the Lock-Up Restrictions hereunder, subject to compliance with applicable Law and such other agreements to which the Holder or such Company Ordinary Shares may be bound. Notwithstanding anything to the contrary in this Agreement, any Company Ordinary Shares, Company Warrants and Company Ordinary Shares issuable in respect of Company Warrants held by Sponsor that are not Restricted Securities (because they are attributable to members of Sponsor other than the Holder and who have not also executed lock up agreements) are not subject to the restrictions contained in this Agreement. Holder acknowledges that while an employee, agent or representative of Holder is a member of the Company’s Board of Directors that Holder will not transfer any Restricted Securities during any Company-imposed “quiet periods” or “blackout periods” on the members of its Board of Directors, or while such person is in possession of material, non-public information about the Company.

(b) As used herein:

“Change of Control” means, in one transaction or a series of related transactions and, for the avoidance of doubt, except as contemplated by the Business Combination Agreement, any (A) direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition of assets of the Company or any of its Subsidiaries equal to fifty percent (50%) or more of the Company’s consolidated assets or to which fifty percent (50%) or more of the Company’s net revenues or net income on a consolidated basis are attributable, (B) direct or indirect acquisition of fifty percent (50%) or more of then-issued and outstanding Company Ordinary Shares, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning fifty percent (50%) or more of the then-issued and outstanding Company Ordinary Shares, (D) liquidation, dissolution (or the adoption of a plan of liquidation or dissolution), recapitalization, or other significant corporate reorganization of the Company, (E) merger, consolidation or other combination involving the Company and any third-party other than a Subsidiary, or (F) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, net revenues or net income and Company Ordinary Shares involved is fifty percent (50%) or more.

“Permitted Transfer” shall mean a Transfer made: (A) in the case of Holder being an individual, by gift to a member of one of the individual’s immediate family, an estate planning vehicle or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (B) in the case of Holder being an individual, by virtue of laws of descent and distribution upon death of Holder; (C) in the case of Holder being an individual, pursuant to a qualified domestic relations order or pursuant to a court order or settlement related to the distribution of assets in connection with the dissolution of marriage or civil union; (D) by distributions from Sponsor or Holder to its members, partners, or shareholders; (E) by virtue of applicable Law or the Holder’s organizational documents upon liquidation or dissolution of Holder; or (F) to any Affiliates of the Holder.

“Transfer” shall mean (A) the sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, hedge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the

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rules and regulations of the SEC promulgated thereunder with respect to, any security, (B) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) public announcement of any intention to effect any transaction, including the filing of a registration statement, specified in clause (A) or (B).

(c) If any Transfer is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be null and void ab initio, and the Company shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose.

(d) During the Lock-up Period, stop transfer orders shall be placed against the Restricted Securities and each certificate or book entry position statement evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [_______], 2022, BY AND AMONG THE ISSUER OF SUCH SECURITIES, THE ISSUER’S SECURITY HOLDER NAMED THEREIN AND CERTAIN OTHER PARTIES NAMED THEREIN, AS MAY BE AMENDED FROM TIME TO TIME. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(e) For the avoidance of any doubt, (i) Holder (through Sponsor) shall retain all of its rights as a shareholder of the Company during the Lock-up Period, including the right to vote, and to receive any dividends and distributions in respect of, any Restricted Securities, and (ii) the restrictions contained in Section 1(a) shall not apply to any Company Ordinary Shares or other securities of the Company acquired by Holder after the Closing in open market transactions, as grants for services rendered or in any public or private capital raising transactions of the Company or otherwise to any Company Ordinary Shares (or other securities of the Company) other than the Restricted Securities.

2. Miscellaneous.

(a) Termination of Business Combination Agreement. Notwithstanding anything to the contrary contained herein, in the event that the Business Combination Agreement is terminated in accordance with its terms prior to the Closing, this Agreement and all rights and obligations of the parties hereunder shall automatically terminate and be of no further force or effect.

(b) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Except in respect of a Permitted Transfer, this Agreement and all obligations of Holder are personal to Holder and may not be transferred or delegated by Holder at any time without the prior written consent of the Company and SPAC. Each of the Company and SPAC may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder.

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(c) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

(d) Governing Law; Jurisdiction; Waiver of Jury Trial; Remedies. This Agreement and all related Actions shall be governed by and construed in accordance with the internal Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. THE PARTIES HERETO EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO EACH HEREBY AGREE AND CONSENT THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

(e) Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

(f) Construction; Interpretation. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No party hereto, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any such party. Unless otherwise indicated to the contrary herein by the context or use thereof: (i) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (ii) masculine gender shall also include the feminine and neutral genders, and vice versa; (iii) words importing the singular shall also include the plural, and vice versa; (iv) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (v) references to “$” or “dollar” or “US$” shall be references to United States dollars; (vi) the word “or” is disjunctive but not necessarily exclusive; (vii) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (viii) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (ix) all references to Articles or Sections are to Articles or Sections of this Agreement; and (x) all references to any Law will be to such Law as amended, supplemented or otherwise modified from time to time.

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(g) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) when delivered in person, when delivered by e-mail (having obtained electronic delivery confirmation thereof), or when sent by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other parties hereto as follows:

If to SPAC or Sponsor, to: Gesher I Sponsor, LLC Hagag Towers, North Tower, Floor 24 Haarba 28, Tel Aviv, Israel Attention: Ezra Gardner, Chief Executive Officer Email: emg@gesherspac.com

With a copy (which will not constitute notice) to:

Bryan Cave Leighton Paisner LLP

One Atlantic Center, Fourteenth Floor

1201 W. Peachtree St., NW

Atlanta, Georgia 30309

Attention: Amy Wilson; Jonathan Nesher

E-mail: amy.wilson@bclplaw.com; jonathan.nesher@bclplaw.com

If to the Company, to: Freightos Limited HaPo’el 1, Derech Agudat Sport HaPo’el Jerusalem, Israel 9695102 Attention: Zvi Schreiber, CEO E-mail: zvi@freightos.com; legal@freightos.com

With a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

27th Floor

New York, NY 10020

Attention: Jon Venick; Stephen Alicanti

E-mail: Jon.Venick@us.dlapiper.com; Stephen.Alicanti@us.dlapiper.com

If to Holder, to: the address set forth below Holder’s name on the signature page to this Agreement.

(f) Amendments and Waivers. This Agreement may be amended or modified only with the written consent of the Company, SPAC, Sponsor and Holder. The observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the party against whom enforcement of such waiver is sought. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision. The Company and SPAC hereby represent, warrant, covenant and agree that if any Lock-Up Agreement signed by a shareholder of the Company as of the date hereof in connection with the transactions contemplated hereby is amended, modified or waived in a manner favorable to such shareholder and that would be favorable to Holder (other than the side letter, a form of which is attached as Exhibit A (the “Side Letter”)), this Agreement shall be contemporaneously amended to the extent applicable in a corresponding manner, mutatis mutandis (which, for the avoidance, of doubt will include a release of the same percentage of Holder’s Restricted Securities) and the Company shall provide prompt notice thereof to Holder.

(h) Authorization on Behalf of the Company. In the event that Holder or Holder’s Affiliate serves as a director, officer, employee or other authorized agent of the Company or any of its current or future Affiliates, Holder and/or Holder’s Affiliate shall have no authority, express or implied, to act or make any determination on behalf of the Company or any of its current or future Affiliates in connection with this Agreement or any dispute or Action with respect hereto.

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(i) Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages will be inadequate and the Company and SPAC will have no adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly, each of the Company and SPAC shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

(j) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Business Combination Agreement or any ancillary agreement referenced thereunder. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of the Company and SPAC or any of the rights or obligations of Holder under any other agreement between Holder and the Company or SPAC or any certificate or instrument executed by Holder in favor of the Company or SPAC, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of the Company or SPAC or any of the rights or obligations of Holder under this Agreement.

(k) Further Assurances. From time to time, at another party’s written request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(l) Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, “pdf”, “tif” or “jpg”) and other electronic signatures (including, for example, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the Delaware Uniform Electronic Transactions Act and any other applicable law. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, shall be disregarded in determining the party’s intent or the effectiveness of such signature.

*    *    *    *    *

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IN WITNESS WHEREOF, each of the parties has caused this Lock-up Agreement to be duly executed on its behalf as of the day and year first above written.

FREIGHTOS LIMITED

By:
Name: Zvi Schreiber
Title: Director

GESHER I ACQUISITION CORP.

By:
Name: Ezra Gardner
Title: Chief Executive Officer

GESHER I SPONSOR LLC

By:
Name: Ezra Gardner
Title: Managing Member

By:
Name: Omri Cherni
Title: Managing Member

Signature Page to Lock-up Agreement

IN WITNESS WHEREOF, each of the parties has caused this Lock-up Agreement to be duly executed on its behalf as of the day and year first above written.

Holder:

[NAME OF HOLDER]

By:
Name:
Title:

Address for Notice:

Address: Telephone No.: Email:

Exhibit A

Form of Side Letter

May [•], 2022

Asian Gateway Investments Pte. Ltd.

2 Shenton Way #02-02, SGX Centre 1

Singapore 068804

Attn: William Chin

Re: Lock-Up Agreement Side Letter

Ladies and Gentlemen:

This letter (this “Letter Agreement”) is entered into in connection with that certain Lock-Up Agreement dated as of [•], 2022 (the “Agreement”), entered into by and among Gesher I Acquisition Corp., a Cayman Islands exempted company limited by shares, Freightos Limited, a Cayman Islands exempted company limited by shares (the “Company”), and Asian Gateway Investments Pte. Ltd. (“Holder”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed thereto in the Agreement.

Notwithstanding anything to the contrary contained in the Agreement, each of the parties to this Letter Agreement hereby acknowledges and agrees that Holder shall be entitled to the rights set out herein. In the event of any conflict or inconsistency between the Agreement and this Letter Agreement, this Letter Agreement shall prevail.

1. Permitted Transfers. Solely with respect to Holder, the definition of “Permitted Transfer” in Section 1(b) of the Agreement shall include one (1) Transfer or series of related Transfers by Holder of any or all of its Restricted Securities to any one or more persons/entities provided that such Transfer(s) is/are not conducted on Nasdaq (but, for the avoidance of doubt, Holder shall be permitted to report on Nasdaq (or any other relevant exchanges) its trades); provided, however, that, as a condition to such Transfer, any such transferee execute and deliver a joinder to the Agreement agreeing to be treated as the “Holder” with respect to any transferred Restricted Securities.

2. Termination. The rights described herein shall terminate and be of no further force or effect at such time as Holder no longer holds any Restricted Securities.

3. Disclosure. In the event that this Letter Agreement (or the matters set out herein) is required to be disclosed by any applicable law or regulation, or any binding order or directive of any court, tribunal, governmental or regulatory authority having competent jurisdiction over a party, or pursuant to the requirements of any stock exchange on which the shares or securities of such party or any of its affiliates are listed (“Mandatory Disclosure Requirement”), such party shall be permitted to disclose this Letter Agreement (or the matters set out herein) provided that such disclosure shall be made by such party only to the extent required by the Mandatory Disclosure Requirement after consultation with the other parties (to the extent legally permissible and practicable).

4. Miscellaneous. Section 2 of the Agreement shall apply to this Letter Agreement mutatis mutandis, including for the avoidance of doubt Section 2(m) in relation to counterparts and electronic signatures.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Letter Agreement to be duly executed and delivered on the date first above written.

FREIGHTOS LIMITED

By:
Name:
Title:

GESHER I ACQUISITION CORP.

By:
Name:
Title:

ACKNOWLEDGED AND ACCEPTED:

ASIAN GATEWAY INVESTMENTS PTE. LTD.

By:
Name:
Title:

Signature Page to Lock-up Agreement

Exhibit 10.8

FINAL FORM

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of May 31, 2022 by and among (i) Gesher I Acquisition Corp., a Cayman Islands exempted company limited by shares (“SPAC”), (ii) Freightos Limited, a Cayman Islands exempted company limited by shares (the “Company”), and (iii) the undersigned (“Holder”). Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Business Combination Agreement (as defined below).

WHEREAS, SPAC, the Company, Freightos Merger Sub I, a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of the Company, (“Merger Sub I”) and Freightos Merger Sub II, a Cayman Islands exempted company limited by shares and a direct wholly owned subsidiary of the Company (“Merger Sub II”) contemporaneously entered into that certain Business Combination Agreement, dated as of the date first set forth above (as amended from time to time in accordance with the terms thereof, the “Business Combination Agreement”), pursuant to which, among other matters, following the Recapitalization and upon the consummation of the transactions contemplated thereby (the “Closing”), Merger Sub I will merge with and into SPAC, with SPAC being the surviving entity as a wholly owned subsidiary of the Company, and immediately thereafter, SPAC will merge with and into Merger Sub II, with Merger Sub II being the surviving entity as a wholly owned subsidiary of the Company (collectively, the “Mergers”), and as a result of which all of the issued and outstanding capital stock and warrants of the SPAC immediately prior to the Closing shall automatically be converted into the right to receive certain Company Ordinary Shares and warrants, all upon the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, as of the date hereof, Holder is a holder of equity securities of the Company in such amounts and classes or series as set forth underneath Holder’s name on the signature page hereto; and

WHEREAS, pursuant to the Business Combination Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties desire to enter into this Agreement, pursuant to which the Company Ordinary Shares, including any right to any Company Ordinary Shares underlying Company Options, if any, held by Holder immediately after the Closing as set forth on the signature page hereto (all such Company Ordinary Shares and Company Ordinary Shares underlying Company Options, the “Restricted Securities”) shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Lock-up Provisions.

(a) Subject to the exceptions set forth herein, Holder hereby agrees not to Transfer any Restricted Securities from and after the Closing until the twenty-four (24) month anniversary (such period, the “Lock-up Period”) of the date on which Closing occurs (the “Lock-Up Restrictions”). Notwithstanding anything contained herein to the contrary, (i)(A) at the six (6) month anniversary of the date on which Closing occurs, twenty-five percent (25%) of the Restricted Securities will cease to be deemed Restricted Securities hereunder, (B) at the twelve (12) month anniversary of the date on which Closing occurs, an additional twenty-five percent (25%) of the Restricted Securities will cease to be deemed Restricted Securities hereunder, (C) at the eighteen (18) month anniversary of the date on which Closing occurs, an additional twenty-five percent (25%) of the Restricted Securities will cease to be deemed Restricted Securities hereunder, and (D) at the twenty-four (24) month anniversary of the date on which Closing

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occurs, any remaining Restricted Securities will cease to be deemed Restricted Securities hereunder, (ii) if at any time after the Closing but prior to the end of the Lock-Up Period, a Change of Control occurs, then concurrently with the consummation of such Change of Control event, all of the then-Restricted Securities will cease to be deemed Restricted Securities hereunder, and (iii) the Lock-Up Restrictions shall not apply to the Transfer of any or all of the Restricted Securities owned by Holder made in respect of a Permitted Transfer (as defined below); provided, however, that in any of case of a Permitted Transfer, it shall be a condition to such Transfer that the transferee executes and delivers to the Company an agreement, in substantially the same form of this Agreement, stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to Holder, and there shall be no further Transfer of such Restricted Securities except in accordance with this Agreement. When Restricted Securities cease to Restricted Securities in accordance with the preceding sentence, such released Company Ordinary Shares may be Transferred without regard to the Lock-Up Restrictions hereunder, subject to compliance with applicable Law and such other agreements to which the Holder or such Company Ordinary Shares may be bound. Holder acknowledges that while an employee, agent or representative of Holder is a member of the Company’s Board of Directors that Holder will not transfer any Restricted Securities during any Company-imposed “quiet periods” or “blackout periods” on the members of its Board of Directors, or while such person is in possession of material, non-public information about the Company.

(b) As used herein:

“Change of Control” means, in one transaction or a series of related transactions and, for the avoidance of doubt, except as contemplated by the Business Combination Agreement, any (A) direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition of assets of the Company or any of its Subsidiaries equal to fifty percent (50%) or more of the Company’s consolidated assets or to which fifty percent (50%) or more of the Company’s net revenues or net income on a consolidated basis are attributable, (B) direct or indirect acquisition of fifty percent (50%) or more of then-issued and outstanding Company Ordinary Shares, (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning fifty percent (50%) or more of the then-issued and outstanding Company Ordinary Shares, (D) liquidation, dissolution (or the adoption of a plan of liquidation or dissolution), recapitalization, or other significant corporate reorganization of the Company, (E) merger, consolidation or other combination involving the Company and any third-party other than a Subsidiary, or (F) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, net revenues or net income and Company Ordinary Shares involved is fifty percent (50%) or more.

“Permitted Transfer” shall mean a Transfer made: (A) in the case of Holder being an individual, by gift to a member of one of the individual’s immediate family, an estate planning vehicle or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (B) in the case of Holder being an individual, by virtue of laws of descent and distribution upon death of Holder; (C) in the case of Holder being an individual, pursuant to a qualified domestic relations order or pursuant to a court order or settlement related to the distribution of assets in connection with the dissolution of marriage or civil union; (D) by distributions from Holder to its members, partners, or shareholders; (E) by virtue of applicable Law or the Holder’s organizational documents upon liquidation or dissolution of Holder; or (F) to any Affiliates of the Holder.

“Transfer” shall mean (A) the sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, hedge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (B) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) public announcement of any intention to effect any transaction, including the filing of a registration statement, specified in clause (A) or (B).

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(c) If any Transfer is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be null and void ab initio, and the Company shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose.

(d) During the Lock-up Period, stop transfer orders shall be placed against the Restricted Securities and each certificate or book entry position statement evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [_______], 2022, BY AND AMONG THE ISSUER OF SUCH SECURITIES, THE ISSUER’S SECURITY HOLDER NAMED THEREIN AND CERTAIN OTHER PARTIES NAMED THEREIN, AS MAY BE AMENDED FROM TIME TO TIME. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(e) For the avoidance of any doubt, (i) Holder shall retain all of its rights as a shareholder of the Company during the Lock-up Period, including the right to vote, and to receive any dividends and distributions in respect of, any Restricted Securities, and (ii) the restrictions contained in Section 1(a) shall not apply to any Company Ordinary Shares or other securities of the Company acquired by Holder after the Closing in open market transactions, as grants for services rendered or in any public or private capital raising transactions of the Company or otherwise to any Company Ordinary Shares (or other securities of the Company) other than the Restricted Securities.

2. Miscellaneous.

(a) Termination of Business Combination Agreement. Notwithstanding anything to the contrary contained herein, in the event that the Business Combination Agreement is terminated in accordance with its terms prior to the Closing, this Agreement and all rights and obligations of the parties hereunder shall automatically terminate and be of no further force or effect.

(b) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Except in respect of a Permitted Transfer, this Agreement and all obligations of Holder are personal to Holder and may not be transferred or delegated by Holder at any time without the prior written consent of the Company and SPAC. Each of the Company and SPAC may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder.

(c) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

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(d) Governing Law; Jurisdiction; Waiver of Jury Trial; Remedies. This Agreement and all related Actions shall be governed by and construed in accordance with the internal Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. THE PARTIES HERETO EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO EACH HEREBY AGREE AND CONSENT THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

(e) Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

(f) Construction; Interpretation. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No party hereto, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any such party. Unless otherwise indicated to the contrary herein by the context or use thereof: (i) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (ii) masculine gender shall also include the feminine and neutral genders, and vice versa; (iii) words importing the singular shall also include the plural, and vice versa; (iv) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (v) references to “$” or “dollar” or “US$” shall be references to United States dollars; (vi) the word “or” is disjunctive but not necessarily exclusive; (vii) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (viii) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (ix) all references to Articles or Sections are to Articles or Sections of this Agreement; and (x) all references to any Law will be to such Law as amended, supplemented or otherwise modified from time to time.

(g) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) when delivered in person, when delivered by e-mail (having obtained electronic delivery confirmation thereof), or when sent by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other parties hereto as follows:

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If to SPAC, to: Gesher I Acquisition Corp. Hagag Towers, North Tower, Floor 24 Haarba 28, Tel Aviv, Israel Attention: Ezra Gardner, Chief Executive Officer Email: emg@gesherspac.com

With a copy (which will not constitute notice) to:

Bryan Cave Leighton Paisner LLP

One Atlantic Center, Fourteenth Floor

1201 W. Peachtree St., NW

Atlanta, Georgia 30309

Attention: Amy Wilson; Jonathan Nesher

E-mail: amy.wilson@bclplaw.com;

jonathan.nesher@bclplaw.com

If to the Company, to: Freightos Limited HaPo’el 1, Derech Agudat Sport HaPo’el Jerusalem, Israel 9695102 Attention: Zvi Schreiber, CEO E-mail: zvi@freightos.com; legal@freightos.com

With a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

27th Floor

New York, NY 10020

Attention: Jon Venick; Stephen Alicanti

E-mail: Jon.Venick@us.dlapiper.com; Stephen.Alicanti@us.dlapiper.com

If to Holder, to: the address set forth below Holder’s name on the signature page to this Agreement.

(h) Amendments and Waivers. This Agreement may be amended or modified only with the written consent of the Company, SPAC and Holder. The observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the party against whom enforcement of such waiver is sought. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision. The Company and SPAC hereby represent, warrant, covenant and agree that if any Lock-Up Agreement signed by a shareholder of the Company as of the date hereof in connection with the transactions contemplated hereby is amended, modified or waived in a manner favorable to such shareholder and that would be favorable to Holder (other than the side letter, a form of which is attached as Exhibit A (the “Side Letter”)), this Agreement shall be contemporaneously amended to the extent applicable in a corresponding manner, mutatis mutandis (which, for the avoidance, of doubt will include a release of the same percentage of Holder’s Restricted Securities) and the Company shall provide prompt notice thereof to Holder.

(i) Authorization on Behalf of the Company. In the event that Holder or Holder’s Affiliate or employee serves as a director, officer, employee or other authorized agent of the Company or any of its current or future Affiliates, Holder and/or Holder’s Affiliate or employee shall have no authority, express or implied, to act or make any determination on behalf of the Company or any of its current or future Affiliates in connection with this Agreement or any dispute or Action with respect hereto.

(j) Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages will be inadequate and the Company and SPAC will have no adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly,

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each of the Company and SPAC shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

(k) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof (other than the Side Letter)1 existing between the parties is expressly canceled; provided that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Business Combination Agreement or any ancillary agreement referenced thereunder. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of the Company and SPAC or any of the rights or obligations of Holder under any other agreement between Holder and the Company or SPAC or any certificate or instrument executed by Holder in favor of the Company or SPAC, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of the Company or SPAC or any of the rights or obligations of Holder under this Agreement.

(l) Further Assurances. From time to time, at another party’s written request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(m) Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, “pdf”, “tif” or “jpg”) and other electronic signatures (including, for example, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the Delaware Uniform Electronic Transactions Act and any other applicable law. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, shall be disregarded in determining the party’s intent or the effectiveness of such signature.

*    *    *    *    *

[1]	This parenthetical will only be included in the Lock-Up Agreement to be signed by Asian Gateway Investments Pte. Ltd.

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IN WITNESS WHEREOF, each of the parties has caused this Lock-up Agreement to be duly executed on its behalf as of the day and year first above written.

FREIGHTOS LIMITED

By:
Name: Zvi Schreiber
Title: Director

GESHER I ACQUISITION CORP.

By:
Name:
Title:

Signature Page to Lock-up Agreement

IN WITNESS WHEREOF, each of the parties has caused this Lock-up Agreement to be duly executed on its behalf as of the day and year first above written.

Holder:
Name of Holder:

By:
Name:
Title:

Number and Type of the Company Securities:

Company Ordinary Shares:

Company Options (Vested and Unvested):

Address for Notice:

Address:

Facsimile No.:

Telephone No.:

Email:

Signature Page to Lock-up Agreement

Exhibit A

Form of Side Letter

May [•], 2022

Asian Gateway Investments Pte. Ltd.

2 Shenton Way #02-02, SGX Centre 1

Singapore 068804

Attn: William Chin

Re: Lock-Up Agreement Side Letter

Ladies and Gentlemen:

This letter (this “Letter Agreement”) is entered into in connection with that certain Lock-Up Agreement dated as of [•], 2022 (the “Agreement”), entered into by and among Gesher I Acquisition Corp., a Cayman Islands exempted company limited by shares, Freightos Limited, a Cayman Islands exempted company limited by shares (the “Company”), and Asian Gateway Investments Pte. Ltd. (“Holder”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed thereto in the Agreement.

Notwithstanding anything to the contrary contained in the Agreement, each of the parties to this Letter Agreement hereby acknowledges and agrees that Holder shall be entitled to the rights set out herein. In the event of any conflict or inconsistency between the Agreement and this Letter Agreement, this Letter Agreement shall prevail.

1. Permitted Transfers. Solely with respect to Holder, the definition of “Permitted Transfer” in Section 1(b) of the Agreement shall include one (1) Transfer or series of related Transfers by Holder of any or all of its Restricted Securities to any one or more persons/entities provided that such Transfer(s) is/are not conducted on Nasdaq (but, for the avoidance of doubt, Holder shall be permitted to report on Nasdaq (or any other relevant exchanges) its trades); provided, however, that, as a condition to such Transfer, any such transferee execute and deliver a joinder to the Agreement agreeing to be treated as the “Holder” with respect to any transferred Restricted Securities.

2. Termination. The rights described herein shall terminate and be of no further force or effect at such time as Holder no longer holds any Restricted Securities.

3. Disclosure. In the event that this Letter Agreement (or the matters set out herein) is required to be disclosed by any applicable law or regulation, or any binding order or directive of any court, tribunal, governmental or regulatory authority having competent jurisdiction over a party, or pursuant to the requirements of any stock exchange on which the shares or securities of such party or any of its affiliates are listed (“Mandatory Disclosure Requirement”), such party shall be permitted to disclose this Letter Agreement (or the matters set out herein) provided that such disclosure shall be made by such party only to the extent required by the Mandatory Disclosure Requirement after consultation with the other parties (to the extent legally permissible and practicable).

4. Miscellaneous. Section 2 of the Agreement shall apply to this Letter Agreement mutatis mutandis, including for the avoidance of doubt Section 2(m) in relation to counterparts and electronic signatures.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Letter Agreement to be duly executed and delivered on the date first above written.

FREIGHTOS LIMITED

By:
Name:
Title:

GESHER I ACQUISITION CORP.

By:
Name:
Title:

ACKNOWLEDGED AND ACCEPTED:

ASIAN GATEWAY INVESTMENTS PTE. LTD.

By:
Name:
Title:

Signature Page to Lock-up Agreement